As filed with the Securities and Exchange Commission on November 5, 2007.
Registration No. 333-144162

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYMETRA FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	6311	20-0978027
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

777 108th Avenue NE, Suite 1200
Bellevue, WA 98004
(425) 256-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randall H. Talbot
President and Chief Executive Officer
Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004
(425) 256-8000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William J. Whelan III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	George C. Pagos, Esq. Senior Vice President, General Counsel and Secretary Symetra Financial Corporation 777 108th Avenue NE, Suite 1200 Bellevue, WA 98004 (425) 256-8000	Gary I. Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Maximum	Proposed
		Aggregate	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	per Share	Offering Price(2)	Registration Fee(3)
Common Stock, $0.01 par value per share	45,425,000	$20.00	$908,500,000	$27,891

(1)	Includes 5,925,000 shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to rule 457(a) under the Securities Act of 1933.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2007.

PRELIMINARY PROSPECTUS

39,500,000 Shares

Common Stock

This is Symetra Financial Corporation’s initial public offering. The selling stockholders are selling all of the shares in the offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $18.00 and $20.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol “SYA.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to selling stockholders	$	$

The underwriters may also purchase up to an additional 5,925,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2007.

Merrill Lynch & Co.	Goldman, Sachs & Co.	JPMorgan	Lehman Brothers

UBS Investment Bank
Banc of America Securities LLC

Dowling & Partners Securities, LLC	Fox-Pitt Kelton Cochran Caronia Waller	Keefe, Bruyette & Woods	Wells Fargo Securities

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

“Symetra,” “Symetra Financial” and their respective logos are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Our insurance subsidiaries are domiciled in the states of Washington and New York. These states have enacted laws that require regulatory approval for the acquisition of “control” of insurance companies. Under these laws, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of an insurance company or of a company which itself controls an insurance company. Therefore, any person acquiring 10% or more of our common stock would need the prior approval of the state insurance regulators of these states or a determination from such regulators that “control” has not been acquired.

Dealer Prospectus Delivery Obligation

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following is a summary of the information contained in this prospectus, and it may not contain all the information that is important to you. You should read the entire prospectus carefully, especially the “Risk Factors” section, the consolidated financial statements and the accompanying notes included in this prospectus.

Unless the context otherwise requires, references in this prospectus to “Symetra” refer to Symetra Financial Corporation on a stand-alone, non-consolidated basis. References to “we,” “our,” “us” and “the company” are to Symetra Financial Corporation together with its subsidiaries, including our predecessor operations.

A glossary of selected insurance terms and defined terms used throughout this prospectus can be found under “Glossary of Selected Insurance and Defined Terms” on page G-1.

Our Business

We are a life insurance company focused on profitable growth in select group health, retirement, life insurance and employee benefits markets. Our first day of operations as an independent company was August 2, 2004 when Symetra acquired a group of life insurance and investment companies from Safeco Corporation (the “Acquisition”). Our operations date back to 1957, and many of our agency and distribution relationships have been in place for decades. We are headquartered in Bellevue, Washington and employ approximately 1,300 people in 25 offices across the United States, serving approximately 1.7 million customers. As of September 30, 2007, we had total stockholders’ equity of $1.4 billion, regulatory capital of $1.5 billion and total assets of $19.7 billion. Our operating return on average equity, or operating ROAE, was 12.6% and 12.1% for the twelve month periods ended September 30, 2007 and 2006, and 13.0% and 11.9% for the years ended December 31, 2006 and December 31, 2005, respectively. We define operating ROAE as net operating income, a non-GAAP financial measure, divided by average stockholders’ equity excluding accumulated other comprehensive income. For a reconciliation of net operating income to net income, please see page 8.

We manage our business through the following five segments, four of which are operating:

•	Group. We offer medical stop-loss insurance, limited medical benefit plans, group life insurance, accidental death and dismemberment insurance and disability insurance mainly to employer groups of 50 to 1,000 individuals. Our Group segment generated segment pre-tax income of $68.0 million during 2006 and $70.1 million during the nine months ended September 30, 2007. As a result of our recent acquisition of Medical Risk Managers, Inc., we also offer managing general underwriting, or MGU, services.

•	Retirement Services. We offer fixed and variable deferred annuities, including tax sheltered annuities, individual retirement accounts, or IRAs, and group annuities to qualified retirement plans, including Section 401(k) and 457 plans. We also provide record keeping services for qualified retirement plans invested in mutual funds. Our Retirement Services segment generated segment pre-tax income of $43.2 million during 2006 and $19.4 million during the nine months ended September 30, 2007.

•	Income Annuities. We offer single premium immediate annuities, or SPIAs, for customers seeking a reliable source of retirement income and structured settlement annuities to fund third-party personal injury settlements. Our Income Annuities segment generated segment pre-tax income of $62.6 million during 2006 and $63.7 million during the nine months ended September 30, 2007.

•	Individual. We offer a wide array of term, universal and variable life insurance as well as bank-owned life insurance, or BOLI. Our Individual segment generated segment pre-tax income of $62.6 million during 2006 and $44.3 million during the nine months ended September 30, 2007.

•	Other. This segment consists of unallocated corporate income, composed primarily of investment income on unallocated surplus, unallocated corporate expenses, interest expense on debt, the results of small, non-insurance businesses that are managed outside of our operating segments and inter-segment elimination entries. Our Other segment generated segment pre-tax income of $7.6 million during 2006 and $7.1 million during the nine months ended September 30, 2007.

We distribute our products nationally through an extensive and diversified independent distribution network. Our distributors include financial institutions, employee benefits brokers, third party administrators, worksite specialists, specialty brokers and independent agents. We believe that our multi-channel distribution network allows us to access a broad share of the distributor and consumer markets for insurance and financial services products. For example, we currently distribute our annuity and life insurance products through approximately 23,000 independent agents, 28 key financial institutions and 3,300 independent employee benefits brokers. We have recently signed selling agreements with an additional 10 key financial institutions.

Market Environment and Opportunities

We believe we are well positioned to benefit from a number of demographic and market trends, including the following:

•	Growing demand for affordable health insurance. According to the Kaiser Family Foundation, health insurance premiums in the U.S. increased 87% from 2000-2006, while the Consumer Price Index increased only 17% over the same period. As increases in health care costs continue to outpace inflation, the demand for affordable health insurance options has increased. We believe we can grow our business by providing employees with affordable access to health insurance through employer-sponsored limited benefit employee health plans and by offering group medical stop-loss insurance to medium and large businesses. We also believe that the trend toward reductions in employer-paid benefits and the uncertainty over the future of government benefit programs provide us with the opportunity to successfully offer other attractive employee benefits products.

•	Increasing retirement savings and income needs. According to the U.S. Census Bureau, approximately 77 million Americans born between 1946 and 1964 are approaching retirement age. However, according to the Employee Benefit Research Institute, in 2006, 52% of workers over the age of 55 and their spouses had accumulated less than $50,000 in retirement savings and only 14% of workers report that a traditional pension plan will be their primary source of retirement income. These projected demographic trends, along with a shift in the burden for funding retirement needs from governments and employers to individuals, increase the need for retirement savings and income. We expect greater demand for additional sources of retirement savings, such as our annuities and other investment products that will help consumers supplement their social security benefits with reliable retirement income.

•	Expanding mass affluent market. As of June 2006, the mass affluent market included 13.7 million households with investible assets between $250,000 and $1.0 million, representing 28% of total financial assets. We believe that the mass affluent population is growing and that it underutilizes various financial products, such as insurance to protect assets, annuities to provide adequate income to support a desired future lifestyle and wealth transfer products to ensure its legacy. We believe we are well positioned to reach consumers in this target market given our relationships with financial institutions and independent agents, which are often their primary sources of guidance and advice. As such, we expect increased demand for our life insurance, variable and fixed annuity and wealth transfer products.

Our Competitive Strengths

We leverage the following competitive strengths to capitalize on opportunities in our targeted markets:

•	Innovative and collaborative product development capabilities. We design innovative products to meet the changing demands of the market. By working closely with our distributors, we are able to anticipate opportunities in the marketplace and rapidly address them. For example, we introduced Complete, an innovative variable life insurance policy designed for wealth transfer and centered on minimizing the inherent cost of insurance and thus maximizing the underlying account value. We also recently introduced our Focus variable annuity, which features low total cost to the contractholders, well-respected investment options and simplified product features.

•	High-quality distribution relationships. We offer consumers access to our products through a national multi-channel network, including financial institutions, employee benefits brokers, third party administrators, worksite specialists, specialty brokers and independent agents. By treating our distributors as clients and providing them with outstanding levels of service, we have cultivated strong relationships over decades and are able to avoid competing on price alone.

•	Leading group medical stop-loss insurance provider. We believe we have been a leading provider of group medical stop-loss insurance since 1976. We have built a consistently profitable platform with high levels of customer service and disciplined underwriting practices. In the last 25 years, our group medical stop-loss insurance business has experienced only two calendar years of net losses.

•	Diverse businesses provide flexibility, earnings stability and capital efficiency. We have an attractive and diverse mix of businesses that allows us to make profitability-driven decisions in each business across various market environments. We believe that this mix offers us a greater level of financial stability than many of our similarly-sized competitors across business and economic cycles. Our diverse business mix also allows us to reallocate our resources to product lines that generate the most attractive returns on capital invested while reducing our overall capital requirements.

•	Flexible information technology platform integrated with our distributors. We have a flexible information technology platform that allows us to seamlessly integrate our products onto the operating platforms of our distributors, which we believe provides us with a competitive advantage in attracting new distributors. For example, our ExpressTM tool allows our distributors to capture all the necessary data to make products and services instantly available at the point of sale. We will continue to leverage our information technology platform to market our current and future product offerings.

•	Experienced management team with investor-aligned compensation. We have a high-quality management team with an average of 24 years of insurance-industry experience, led by Randy Talbot who has been our chief executive officer since 1998. Mr. Talbot has spent a significant portion of his 30-year career in the insurance industry operating an insurance brokerage, providing him with the knowledge to intimately understand the needs of our distributors. We also have an experienced board of directors, consisting of industry professionals who have worked closely with us since the Acquisition to develop our strategies and operating philosophies. Our compensation structure aligns management’s incentives with our stockholders through our long-term incentive plan that rewards long-term growth in tangible book value and in the intrinsic value of our business.

Our Growth Strategies

To maximize stockholder value, we pursue the following strategies:

•	Target large and growing markets. We will continue to capitalize on favorable demographic trends, including the growing demand for affordable health insurance, increasing retirement savings and income needs and an expanding mass affluent market. We will continue to identify key opportunities within these markets and provide tailored solutions that address the evolving needs of these customers.

•	Broaden and deepen distribution relationships. Our distribution strategy is to deliver multiple products through a single point of sale, thereby leveraging the cost of distribution. We utilize diverse distribution channels, including financial institutions, employee benefits brokers, third party administrators, worksite specialists, specialty brokers and independent agents. We intend to deepen our long-standing distribution relationships while adding new large-scale and high quality distributors.

•	Be innovative in anticipating customer needs. We will continue to work closely with our distributors to develop customer-responsive products that meet our stringent return requirements, address our target markets and can be delivered efficiently across our information technology platforms. We will also continue to pursue non-traditional avenues of product development and be innovative in enhancing our product offering. For example, we recently began offering funding services to holders of our structured settlements to offer them an attractive financial alternative.

•	Effectively manage capital. We intend to manage our capital prudently to maximize our profitability and long-term growth in stockholder value. Our capital management strategy is to maintain financial strength through conservative and disciplined risk management practices while deploying or returning excess capital as situations warrant. We will also maintain our conservative investment management philosophy, which includes holding a high quality investment portfolio and carefully matching our investment assets against the duration of our insurance product liabilities. For example, we have a portfolio of equities that supports the longest duration benefits in our Income Annuities segment. We have experienced strong performance on this equity portfolio.

•	Pursue complementary acquisitions. We will continue to seek acquisition opportunities that fit strategically within our existing business lines, provide us with a larger distribution presence and meet our stringent return objectives. We believe we have ample financial capacity to remain a prudent acquirer while maintaining a conservative balance sheet.

Risks Related to Our Business, Our Industry and this Offering

Investing in shares of our common stock involves substantial risk. The factors that could adversely affect our results and performance are discussed under the heading “Risk Factors” immediately following this summary. Before you invest in our shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors,” including:

•	Exposure to interest rate fluctuations. Many of our insurance and investment products are sensitive to interest rate fluctuations. Generally, declines in interest rates would have an adverse effect on our financial condition, results of operations and cash flows.

•	Reserve requirements. Our calculation of reserves for estimated future benefit payments are based upon estimates and assumptions with regard to our future experience. Future experience is subject to many uncertainties and we cannot predict the ultimate amounts we will pay for future benefits or the timing of the payments. If reserves are insufficient to cover actual benefits and payments, we could be required to increase our reserves, which could adversely affect our financial condition and results.

•	Deviation from assumptions upon which pricing is established. The price and expected future profitability of our insurance and deferred annuity products are based in part upon expected patterns of premiums, expenses and benefits, using a number of assumptions, including those related to persistency, mortality and morbidity. Significant deviations from these assumptions could have an adverse affect on our financial condition, results of operations and cash flows.

•	Amortization of deferred acquisition costs. Deferred acquisition costs, or DAC, represent certain costs which vary with, and are primarily related to, the sale and issuance of insurance policies and investment contracts and are deferred and amortized over the estimated policy and contract lives. Unfavorable experience with regard to expenses, investment returns, mortality, morbidity, withdrawals or lapses may increase the amortization of DAC, resulting in higher expenses and lower profitability.

•	Potential downgrade in financial strength ratings. A downgrade in our financial strength ratings could have an adverse effect on our financial condition, results of operation, and cash flows in several ways, including reducing new sales of products; adversely affecting our relationship with sales agents; increasing the number of policy surrenders and withdrawals; requiring us to reduce prices and adversely impacting our ability to obtain reinsurance.

•	Highly regulated industry. Our insurance businesses are subject to a wide variety of laws and regulations in various jurisdictions. Compliance with applicable laws and regulations is time consuming and personnel intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance efforts and other expenses of doing business.

•	Constraints related to holding company structure. As a holding company, we have no significant direct operations. Dividends and other permitted distributions from subsidiaries are expected to be our principal source of funds to meet ongoing cash requirements. These payments are limited by regulations in the jurisdictions in which our subsidiaries operate. If our subsidiaries are unable to pay dividends, we may have difficulty servicing our debt, paying dividends on our common stock and meeting our holding company expenses.

Financial Strength Ratings

As of September 30, 2007, the financial strength ratings of our primary life insurance subsidiaries were “A” (“Excellent,” the third highest of 15 ratings) with a stable outlook from A.M. Best Company, Inc., “A–” (“Strong,” the seventh highest of 21 ratings) with a positive outlook from Standard & Poor’s Rating Service, “A2” (“Good,” the sixth highest of 21 ratings) with a stable outlook from Moody’s Investors Service, Inc. and “A+” (“Strong,” the fifth highest of 24 ratings) with a stable outlook from Fitch, Inc. These financial strength ratings should not be relied on with respect to making an investment in our common stock.

Recent Events

On October 10, 2007, we issued $150.0 million aggregate principal amount of Capital Efficient Notes due 2067 (the “CENts”). The CENts were purchased by a syndicate of initial purchasers, led by J.P. Morgan Securities Inc. and Lehman Brothers Inc., and may be resold to qualified institutional buyers in compliance with applicable securities laws. The CENts bear interest at a fixed annual rate of 8.30% to, but not including, October 15, 2017, and thereafter at a floating annual rate equal to three-month LIBOR plus 4.177%. The CENts have a scheduled maturity date of October 15, 2037, subject to certain limitations, with a final maturity date of October 15, 2067. We applied the net proceeds from the CENts to pay a special cash dividend to our stockholders on October 19, 2007.

On October 12, 2007, we declared two dividends, totaling $200.0 million, which we paid on October 19, 2007 to stockholders of record on October 12, 2007.

The Selling Stockholders

Symetra was formed for the purpose of acquiring our principal subsidiaries from Safeco Corporation. Affiliates of White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc. led the investor group that formed Symetra to consummate the Acquisition. In addition to the affiliates of White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc., others from the original investor group may participate in this offering as selling stockholders. Upon consummation of this offering, affiliates of White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc. will collectively continue to beneficially own approximately 33.4% of our outstanding common stock.

Our Executive Offices

Symetra was incorporated in 2004 under the laws of Delaware. Our principal executive offices are located at 777 108th Ave NE, Suite 1200, Bellevue, WA 98004. Our telephone number is (425) 256-8000. Our internet address is www.symetra.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

The Offering

Common stock offered by the selling stockholders	39,500,000 shares

Common stock to be outstanding after this offering	92,646,295 shares

Over-allotment option	The underwriters have an option to purchase a maximum of 5,925,000 additional shares from the selling stockholders to cover over-allotments.

Use of proceeds	We will not receive any proceeds from this offering. See “Use of Proceeds.”

Listing	Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, or NYSE, under the symbol “SYA.”

Dividend policy	We intend to pay quarterly dividends on our common stock. The declaration, payment and amount of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition and results of operations, liquidity requirements, market opportunities, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors that our board of directors deems relevant. Dividends on our common stock will also be paid to holders of our outstanding warrants.

Risk factors	See “Risk Factors” for a discussion of factors you should consider before investing in our common stock.

All information in this prospectus, unless otherwise indicated or the context otherwise requires:

•	assumes the common stock will be sold at $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus);

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes 7,830,000 shares of common stock reserved for issuance pursuant to awards granted under our Equity Plan, of which 911,152 shares are subject to awards to be granted to employees, in the form of stock options, restricted stock units and shares, under an IPO grant program on or about the date of this offering (See “Management — Compensation Discussion and Analysis — Elements of Compensation — IPO Grant Program”);

•	excludes 870,000 shares of common stock reserved for issuance pursuant to our Employee Stock Purchase Plan;

•	assumes no exercise of outstanding warrants to purchase 18,975,744 shares of common stock at an exercise price of $11.49 per share; and

•	has been adjusted to give effect to a 7.7-for-1 stock dividend (substantially equivalent to a 8.7-for-1 stock split) that occurred on October 26, 2007.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The summary historical consolidated financial and other data, except for non-GAAP financial measures, as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been derived from our unaudited interim historical consolidated financial statements and the related notes, which have been prepared on a basis consistent with our annual consolidated financial statements and are included in this prospectus. In the opinion of management such unaudited financial data, except for non-GAAP financial measures, reflects all historical and recurring adjustments necessary for a fair presentation of the results for these periods. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year or any future period. The summary historical consolidated financial and other data, except for non-GAAP financial measures, as of and for the years ended December 31, 2006 and 2005, and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 have been derived from our audited consolidated financial statements and the related notes that are included in this prospectus. The summary historical consolidated financial and other data, except for non-GAAP financial measures, as of December 31, 2004 have been derived from our audited consolidated financial statements and the related notes, which are not included in this prospectus.

We do not believe the predecessor financial results for the period from January 1, 2004 through August 1, 2004 are comparable to the results of our new independent company, primarily because during and after the Acquisition we experienced significant changes in our operating costs and also because of purchase accounting adjustments impacting net investment income, policyholder benefits and claims, interest credited, amortization of deferred policy acquisition costs, intangible assets and net realized investment gains (losses). Additionally, due to the short period from our inception as an independent company to the end of 2004, as well as the effect of transitional expense charges associated with the Acquisition, we do not consider our financial results for the period from August 2, 2004 through December 31, 2004 to be comparable to those for the years ended December 31, 2006 and 2005. This summary data should be read in conjunction with our historical consolidated financial statements and related notes included in this prospectus, as well as our “Selected Historical Consolidated Financial Data” and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Predecessor
					Period from
					August 2	January 1
	Nine Months		Year Ended		through	through
	Ended September 30,		December 31,		December 31,	August 1,
	2007	2006	2006	2005	2004	2004
	(Unaudited)
	(In millions, except per share data)

Revenues:
Premiums	$397.9	$398.0	$525.7	$575.5	$263.2	$357.9
Net investment income	732.3	734.0	984.9	994.0	411.1	693.7
Other revenues	50.4	42.7	56.1	58.6	27.1	43.9
Net realized investment gains (losses)	23.8	(4.9)	1.7	14.1	7.0	34.9

Total revenues	1,204.4	1,169.8	1,568.4	1,642.2	708.4	1,130.4
Benefits and Expenses:
Policyholder benefits and claims	196.5	209.8	264.3	327.4	127.5	223.6
Interest credited	564.9	571.9	765.9	810.9	360.2	556.4
Other underwriting and operating expenses	209.9	191.9	260.5	273.2	123.3	182.3
Fair value of warrants issued to investors	—	—	—	—	101.5	—
Interest expense	14.1	14.5	19.1	12.4	3.5	—
Amortization of deferred policy acquisition costs	14.2	11.0	14.6	11.9	1.6	34.2
Intangible asset amortization	0.2	—	—	—	—	4.9

Total benefits and expenses	999.8	999.1	1,324.4	1,435.8	717.6	1,001.4

						Predecessor
					Period from
					August 2	January 1
	Nine Months		Year Ended		through	through
	Ended September 30,		December 31,		December 31,	August 1,
	2007	2006	2006	2005	2004	2004
	(Unaudited)
	(In millions, except per share data)

Income (loss) from continuing operations before income taxes	204.6	170.7	244.0	206.4	(9.2)	129.0
Provisions for income taxes:
Current	46.1	72.5	92.4	22.2	21.3	0.9
Deferred	20.9	(12.7)	(7.9)	39.7	10.7	30.5

Total provision for income taxes	67.0	59.8	84.5	61.9	32.0	31.4

Income (loss) from continuing operations	137.6	110.9	159.5	144.5	(41.2)	97.6
Income (loss) from discontinued operations (net of taxes)	—	—	—	1.0	(2.4)	2.3

Net income (loss)	$137.6	$110.9	$159.5	$145.5	$(43.6)	$99.9

Net income per common share(1):
Basic	$1.23	$0.99	$1.43	$1.30

Diluted	$1.23	$0.99	$1.43	$1.30

Weighted average common shares outstanding:
Basic	111.622	111.622	111.622	111.622

Diluted	111.622	111.622	111.622	111.622

Non-GAAP Financial Measures(2):
Net operating income (loss)	$126.1	$121.6	$172.1	$141.9	$(46.0)	$75.5

Reconciliation to Net Income (Loss):
Net income (loss)	$137.6	$110.9	$159.5	$145.5	$(43.6)	$99.9
Less: Net realized investment gains (losses) (net of taxes)	15.5	(3.2)	1.1	9.2	4.6	22.7
Add:
Net realized and unrealized investment gains (losses) on fixed indexed annuities (FIA) options (net of taxes)	0.5	(0.2)	1.4	(2.9)	1.3	(1.7)
Net realized and unrealized investment gains on equity securities (net of taxes)	3.5	7.7	12.3	8.5	0.9	—

Net operating income (loss)	$126.1	$121.6	$172.1	$141.9	$(46.0)	$75.5

	As of September 30,	As of December 31,
Consolidated Balance Sheet Data:	2007	2006	2005	2004
	(Unaudited)
	(In millions, except per share data)

Total investments	$16,864.2	$17,305.3	$18,332.8	$19,244.8
Total assets	19,729.2	20,114.6	20,980.1	22,182.0
Total debt	298.8	298.7	300.0	300.0
Separate account assets	1,260.5	1,233.9	1,188.8	1,228.4
Accumulated other comprehensive income (loss) (net of taxes) (AOCI)	(102.3)	(0.5)	136.6	312.9
Total stockholders’ equity	$1,365.6	$1,327.3	$1,404.9	$1,435.8
Book value per common share:
Basic(3)	$15.84	$14.33	$13.69	$12.12

Diluted(4)	$15.10	$13.85	$13.32	$12.01

U.S. Statutory Financial Information:
Statutory capital and surplus	$1,309.7	$1,266.2	$1,260.1	$1,138.4
Asset valuation reserve (AVR)	172.2	158.4	140.9	107.6

Statutory capital and surplus and AVR	$1,481.9	$1,424.6	$1,401.0	$1,246.0

(1)	Net income per common share (basic and diluted) assumes that all participating securities, including warrants, have been outstanding since the beginning of the period, using the two-class method.

(2)	Management considers certain non-GAAP financial measures, including net operating income (loss), to be a useful supplement to comparable GAAP measures in evaluating our financial performance and condition. These measures have been reconciled to their most comparable GAAP financial measures. We believe that the non-GAAP presentation of net operating income is valuable because excluding certain realized capital gains and losses, many of which are driven by investment decisions and external economic developments unrelated to the insurance and underwriting aspects of the business, reveals trends that may be otherwise obscured. For a definition of these non-GAAP measures and other metrics used in our analysis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of non-GAAP Financial Measures.”

(3)	Basic book value per common share is calculated based on total stockholders’ equity less AOCI divided by 92,646,295 shares of common stock outstanding.

(4)	Diluted book value per common share is calculated based on total stockholders’ equity less AOCI plus the proceeds from the assumed exercise of outstanding warrants, divided by the sum of the outstanding shares of common stock and shares subject to outstanding warrants, equal to 111,622,039 in the aggregate.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. Any of the risks described below could materially adversely affect our business, financial condition, results of operations and cash flows. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Interest rate fluctuations could adversely affect our financial condition, results of operations and cash flows.

Certain of our insurance and investment products, such as fixed annuities and universal life insurance, are sensitive to interest rate fluctuations and expose us to the risk that falling interest rates will reduce the “spread,” or the difference between the returns we earn on the investments that support our obligations under these products and the amounts that we must credit to policyholders and contractholders. This risk is exacerbated due to the existence of guaranteed minimum crediting rates established by regulatory authorities and restrictions on the timing and frequency with which we can adjust our crediting rates. Accordingly, falling interest rates could have an adverse effect on our financial condition, results of operations and cash flows.

Our interest rate spreads and gains related to these spreads vary by product as follows:

•	The interest rate spread on our Retirement Services segment’s fixed deferred annuity products was 1.69%, 1.76% and 1.58% for the nine months ended September 30, 2007 and for the years ended December 31, 2006 and 2005, respectively, which yielded gains of $64.5 million, $102.3 million and $103.4 million, respectively.

•	The interest rate spread on our Income Annuities segment’s variable annuity products was 0.69%, 0.76% and 0.67% for the nine months ended September 30, 2007 and for the years ended December 31, 2006 and 2005, respectively, which yielded gains of $47.0 million, $66.3 million and $59.6 million, respectively.

•	The interest rate spread on our Individual segment’s universal life insurance products was 1.17%, 1.31% and 0.66% for the nine months ended September 30, 2007 and for the years ended December 31, 2006 and 2005, respectively, which yielded gains of $7.6 million, $10.8 million and $7.5 million, respectively.

During periods of rising interest rates, we may determine to offer higher crediting rates on new sales of interest-sensitive products and to increase crediting rates on existing in-force products, in each case in order to maintain or enhance product competitiveness. In addition, periods of rising interest rates may cause increased policy surrenders, withdrawals and requests for policy loans as policyholders and contractholders allocate their assets into higher yielding investments. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on our financial condition, results of operations and cash flows.

We calculate reserves for long-term disability and life waiver of premium claims using net present value calculations based on the actual interest rates in effect at the time claims are funded, as well as our expectations for future interest rates. Waiver of premium refers to a provision in a life insurance policy pursuant to which an insured with total disability, which has lasted for a minimum specified period, continues to receive life insurance coverage but no longer has to pay premiums for the duration of the disability or for a stated period. During periods of declining interest rates, reserves for new claims are calculated using lower discount rates thereby increasing the net present value of those claims and the required reserves. Further, if actual interest rates used to establish reserves on open claims prove to be lower than our original expectations, we would be required to increase such reserves accordingly. As such, the increase in net present value calculations caused by declines in interest rates could have an adverse effect on our financial condition, results of operations and cash flows.

Our term life insurance products also expose us to the risk of interest rate fluctuations. The pricing and expected future profitability of these products are based in part on expected investment returns. Over time, term life insurance products generally produce positive cash flows as customers pay periodic premiums, which we invest as we receive them. Lower than expected interest rates may reduce our ability to achieve our targeted investment margins and may adversely affect our financial condition, results of operations and cash flows.

If our reserves for future policy benefits and claims are inadequate, we may be required to increase our reserve liabilities.

We calculate and maintain reserves for estimated future benefit payments to our policyholders and contractholders in accordance with U.S. GAAP and industry accounting practices. We release these reserves as those future obligations are extinguished. The reserves we establish necessarily reflect estimates and actuarial assumptions with regard to our future experience. These estimates and actuarial assumptions involve the exercise of significant judgment. Our future financial results depend upon the extent to which our actual future experience is consistent with the assumptions we have used in pricing our products and determining our reserves. Many factors can affect future experience, including economic, political and social conditions, inflation, healthcare costs and changes in doctrines of legal liability and damage awards in litigation. Therefore, we cannot predict the ultimate amounts we will pay for actual future benefits or the timing of those payments.

We regularly monitor our reserves. If we conclude that our reserves are insufficient to cover actual or expected policy and contract benefits and claims payments, we would be required to increase our reserves and incur income statement charges in the period in which we make the determination, which could adversely affect our financial condition and results of operations.

We may face unanticipated losses if there are significant deviations from our assumptions regarding the probabilities that our insurance policies or annuity contracts will remain in-force from one period to the next or if morbidity and mortality rates differ significantly from our pricing expectations.

The prices and expected future profitability of our insurance and deferred annuity products are based in part upon expected patterns of premiums, expenses and benefits, using a number of assumptions, including those related to persistency, mortality and morbidity. Persistency is the probability that a policy or contract will remain in-force from one period to the next. The effect of persistency on profitability varies for different products. For most of our life insurance, group life and health insurance and deferred annuity products, actual persistency that is lower than our assumptions could have an adverse impact on profitability, especially in the early years of a policy or contract primarily because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy or contract. In addition, we may need to sell investments at a loss to fund withdrawals. For some of our health insurance policies, actual persistency in later policy durations that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain in-force longer than we assumed, then we could be required to make greater benefit payments than we had anticipated when we priced these products.

In addition, we set prices for our insurance and certain annuity products based upon expected claims and payment patterns, using assumptions for, among other factors, morbidity rates and mortality rates of our policyholders and contractholders. The long-term profitability of these products depends upon how our actual experience compares with our pricing assumptions. For example, if morbidity rates are higher, or mortality rates are lower, than our pricing assumptions, we could be required to make greater payments under certain annuity contracts than we had projected.

Because our assumptions are inherently uncertain, reserves for future policy benefits and claims may prove to be inadequate if actual experience is different from our assumptions. Although certain of our products permit us to increase premiums during the life of the policy or contract, these increases may not be sufficient to maintain profitability. Moreover, many of our products either do not permit us to increase premiums or limit those increases during the life of the policy or contract. Therefore, significant deviations in experience from our assumptions regarding persistency and mortality and morbidity rates could have an adverse effect on our financial condition, results of operations and cash flows.

We may be required to accelerate the amortization of deferred acquisition costs, which would increase our expenses and reduce profitability.

Deferred acquisition costs, or DAC, represent certain costs which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts and are deferred and amortized over the estimated life of the related insurance policies and contracts. These costs include commissions in excess of ultimate renewal commissions and certain other sales incentives, solicitation and printing costs, sales material and other costs, such as underwriting and contract and policy issuance expenses. Under U.S. GAAP, DAC is amortized through operations over the lives of the underlying contracts in relation to the anticipated recognition of premiums or gross profits.

Our amortization of DAC generally depends upon anticipated profits from investments, surrender and other policy and contract charges, mortality, morbidity and maintenance and expense margins. Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity, withdrawals or lapses may cause us to increase the amortization of DAC, resulting in higher expenses and lower profitability.

We regularly review our DAC asset balance to determine if it is recoverable from future income. The portion of the DAC balance deemed to be unrecoverable, if any, is charged to expense in the period in which we make this determination. For example, if we determine that we are unable to recover DAC from profits over the life of a book of business of insurance policies or annuity contracts, or if withdrawals or surrender charges associated with early withdrawals do not fully offset the unamortized acquisition costs related to those policies or annuities, we would be required to recognize the additional DAC amortization as a current-period expense. In general, we limit our deferral of acquisition costs to costs assumed in our pricing assumptions. As of September 30, 2007 and December 31, 2006, we had $117.7 million and $88.2 million of DAC, respectively. Our amortization of DAC was $14.2 million during the nine months ended September 30, 2007 and $14.6 million during the year ended December 31, 2006.

A downgrade or a potential downgrade in our financial strength ratings could result in a loss of business.

Financial strength ratings, which various ratings organizations publish as measures of an insurance company’s ability to meet contractholder and policyholder obligations, are important to maintaining public confidence in our company and our products, the ability to market our products and our competitive position. As of September 30, 2007, our principal life insurance company subsidiary, Symetra Life Insurance Company, has financial strength ratings of “A” (“Excellent”, third highest of 15 ratings) with a stable outlook from A.M. Best, “A−” (“Strong”, seventh highest of 21 ratings) with a positive outlook from Standard & Poor’s, or S&P, “A2” (“Good”, sixth highest of 21 ratings) with a stable outlook from Moody’s and “A+” (“Strong”, fifth highest of 24 ratings) with a stable outlook from Fitch.

A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have an adverse effect on our financial condition, results of operations and cash flows in several ways, including:

•	reducing new sales of insurance products, annuities and other investment products;

•	limiting our ability to offer structured settlement products;

•	adversely affecting our relationships with independent sales intermediaries and our dedicated sales specialists;

•	materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders;

•	requiring us to reduce prices for many of our products and services to remain competitive; and

•	adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.

The occurrence of natural disasters, disease pandemics, terrorism or military actions could adversely affect our financial condition, results of operations and cash flows.

Our financial condition and results of operations are at risk of material adverse effects that could arise from catastrophic mortality and morbidity due to natural disasters, including floods, tornadoes, earthquakes and hurricanes, disease pandemics, terrorism and military actions. Such events could also lead to unexpected changes in persistency rates as policyholders and contractholders who are affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies or deposits into our investment products. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural disaster or a disease pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster. The effectiveness of external parties, including governmental and nongovernmental organizations, in combating the spread and severity of a disease pandemic could have a material impact on the losses experienced by us. Further, in our group insurance operations, a localized event that affects the workplace of one or more of our group insurance customers could cause a significant loss due to mortality or morbidity claims.

Our investment portfolio is subject to various risks that may diminish the value of our invested assets and reduce investment returns.

The performance of our investment portfolio depends in part upon the level of and changes in interest rates, the overall performance of the economy, the creditworthiness of the specific obligors included in our portfolio, equity prices, liquidity and other factors, some of which are beyond our control. Changes in these factors could materially affect our investment results in any period.

Interest rate risk

Changes in interest rates can negatively affect the performance of most of our investments. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the fair value of, our fixed maturity and short-term investments, which comprised $15.6 billion, or 92.4% of the fair value of our total invested assets as of September 30, 2007.

The fair value of the fixed maturity securities in our portfolio and the investment income from these securities fluctuate depending on general economic and market conditions. The fair value generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed maturity securities will generally increase or decrease in step with interest rates. In addition, actual net investment income or cash flows from investments that carry prepayment risk, such as mortgage-backed and certain other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities, commercial mortgage obligations and other bonds in our investment portfolio are more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest those funds in lower interest-bearing investments. As of September 30, 2007, mortgage-backed and other asset-backed securities represented $4.5 billion, or 28.6% of the fair value of our total invested assets.

Because all of our fixed maturity securities are classified as available for sale, changes in the fair value of these securities as described above are reflected as a component of comprehensive income. However, U.S. GAAP does not permit similar mark-to-market treatment to the insurance liabilities that the fixed maturity securities support. Therefore, changes in the fair value of our fixed maturity securities caused by interest rate fluctuations are not offset in whole or in part by similar adjustments to the fair value of our insurance liabilities.

We employ asset/liability matching strategies to reduce the adverse effects of interest rate volatility and to ensure that cash flows are available to pay claims as they become due. Our asset/liability matching strategies include:

•	asset/liability duration management;

•	structuring our bond and commercial mortgage loan portfolios to limit the effects of prepayments; and

•	consistent monitoring of, and making appropriate changes to, the pricing of our products.

However, because these strategies may fail to eliminate or reduce the adverse effects of interest rate volatility, significant fluctuations in the level of interest rates may have a material adverse effect on our financial condition, results of operations and cash flows.

Credit risk

From time to time, issuers of the fixed maturity securities that we own may default on principal and interest payments. Defaults by third parties in the payment or performance of their obligations could reduce our investment income and realized investment gains or result in realized investment losses. Further, the value of any particular fixed maturity security is subject to impairment based on the creditworthiness of a given issuer. As of September 30, 2007, we held $15.6 billion of fixed maturity securities, or 92.4% of the fair value of our total invested assets at that date. Our fixed maturity portfolio also includes below investment grade and non-rated securities, which comprised 3.9% and 4.1%, respectively, of the fair value of our total fixed maturity securities at September 30, 2007. These investments generally provide higher expected returns, but present greater risk and can be less liquid than investment grade securities. Further, the current trend of private equity buyouts could cause certain of our investment-grade fixed maturities to present more significant credit risk than when we first invested. A significant increase in defaults and impairments on our fixed maturity securities portfolio could materially adversely affect our financial condition, results of operations and cash flows.

Liquidity risk

Our investments in privately placed fixed maturities, mortgage loans, policy loans and limited partnership interests are relatively illiquid as compared to publicly-traded fixed maturities and equities. These asset classes represented approximately 10.1% of the carrying value of our total invested assets as of September 30, 2007. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

Downturns and volatility in equity markets could adversely affect the marketability of our products and our profitability.

Significant downturns and volatility in equity markets could have an adverse effect on our business in various ways. Market downturns and volatility may discourage purchases of separate account products, such as variable annuities and variable life insurance, which have returns linked to the performance of the equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products.

Further, downturns and volatility in equity markets can have an adverse effect on the revenues and returns from our separate account products. Because these products depend on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage.

We hold equity and equity-like investments in our Income Annuities and Other segments that represent 1.2% of the fair value of our general account investments as of September 30, 2007. Investments in common stock or equity-like securities generally provide higher expected total returns over the long term, but present greater risk to preservation of principal than do our fixed income investments.

We rely on reinsurance arrangements to help manage our business risks, and failure to perform by the counterparties to our reinsurance arrangements may expose us to risks we had sought to mitigate.

We utilize reinsurance to mitigate our risks in various circumstances. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. The total reinsurance recoverable amount due from reinsurers was $247.0 million as of September 30, 2007 and $238.8 million as of December 31, 2006. Our reinsurers may be unable or unwilling to pay the reinsurance recoverable owed to us now or in the future or on a timely basis. A reinsurer’s insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have an adverse effect on our financial condition, results of operations and cash flows.

Reinsurance may not be available, affordable or adequate to protect us against losses.

As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. For example, we currently reinsure up to 85% of the mortality risk for new fully-underwritten individual term life insurance policies. We reinsure the mortality risk in excess of $0.5 million for most of the remainder of new individual life insurance policies. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control determine the availability and cost of the reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of reinsurance will increase our risk of loss and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

The availability and cost of these reinsurance arrangements are subject to market conditions that are beyond our control. As a result, in the future, we may not be able to enter into reinsurance arrangements on attractive terms, if at all.

We may be unable to attract and retain independent sales intermediaries and dedicated sales specialists.

We distribute our products through financial intermediaries, independent producers and dedicated sales specialists. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these sales intermediaries depends upon factors such as:

•	the amount of sales commissions and fees we pay;

•	the breadth of our product offerings;

•	the strength of our brand;

•	our perceived stability and our financial strength ratings;

•	the marketing and services we provide to them; and

•	the strength of the relationships we maintain with individuals at those firms.

Our competitors may be effective in providing incentives to existing and potential distribution partners to favor their products or to reduce sales of our products.

Our contracts with our distribution partners generally allow either party to terminate the relationship upon short notice. Our distribution partners do not make minimum purchase commitments, and our contracts do not prohibit our partners from offering products that compete with ours. Accordingly, our distribution partners may choose not to offer our products exclusively or at all, or may choose to exert insufficient resources and attention to selling our products.

Our future success is highly dependent on maintaining and growing both existing and new distribution relationships. We may have little or no contact with end customers of our products, thereby resulting in little to no brand awareness with end customers and making it more difficult to respond to evolving customer needs, thereby increasing our reliance on our distribution partners.

From time to time, due to competitive forces, we may experience unusually high attrition in particular sales channels for specific products. An inability to recruit productive independent sales intermediaries and dedicated sales specialists, or our inability to retain strong relationships with the individual agents at our independent sales intermediaries, could have an adverse effect on our financial condition, results of operations and cash flows.

General economic, financial market and political conditions may adversely affect our business.

Our business may be materially adversely affected from time to time by general economic, financial market and political conditions, most of which are beyond our control. These conditions include economic cycles such as:

•	cyclical movements in the insurance industry;

•	levels of unemployment;

•	levels of consumer lending;

•	levels of inflation; and

•	movements of the financial markets.

Fluctuations in interest rates, monetary policy, demographics, and legislative and competitive factors also influence our performance. During periods of economic downturn:

•	individuals and businesses may choose not to purchase our insurance products and other related products and services, may terminate existing policies or contracts or permit them to lapse, may choose to reduce the amount of coverage purchased or, in our group employer health insurance, may have fewer employees requiring insurance coverage due to rising unemployment levels;

•	new disability insurance claims and claims on other specialized insurance products tend to rise;

•	there is a higher loss ratio due to rising unemployment levels; and

•	insureds tend to increase their utilization of health benefits if they anticipate unemployment or loss of benefits.

In addition, general inflationary pressures may affect medical costs, increasing the costs of paying claims.

Intense competition could adversely affect our ability to maintain or increase our market share and profitability.

Our businesses are subject to intense competition. We believe the principal competitive factors in the sale of our products are product features, price, commission structure, marketing and distribution arrangements, brand, reputation, financial strength ratings and service. Many other companies actively compete for sales in our retirement services, income annuity, individual and group markets, including other major insurers, banks, other financial institutions, mutual fund and money asset management firms and specialty providers.

In many of our product lines, we face competition from companies that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher financial strength ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks’ and insurance companies’ distribution capacities and expansion of product features in recent years have intensified pressure on margins and production levels and have increased the level of competition in many of our product lines.

Our risk management policies and procedures may not be effective or may leave us exposed to unidentified or unanticipated risk, which could negatively affect our business.

We are subject to substantial operational, legal and regulatory risks that require effective policies and procedures to record, verify and report on a large number of transactions and events. For instance, our distribution network consists of a large number of third party agents and requires the implementation and oversight of policies and procedures to ensure that we are not unduly subjected to reputational, financial or other risks. We must also monitor and accurately process large numbers of claims which, if not properly processed, could subject us to financial and regulatory risk. In addition, we regularly monitor changes in laws and regulations in order maintain our products and administrative procedures in compliance. We have developed policies and procedures to mitigate these and other risks, including establishing risk management teams to quantify risk exposures and make recommendations to our risk committee, and we have developed procedures to remediate compliance or other issues. Even so, these policies and procedures may not be fully effective to mitigate all of these risks. Many of our methods for managing these risks and exposures are based upon historical statistical models and observed market behavior. As such, our methods may not be able to predict all future exposures. These could be significantly greater than our historical measures have indicated. Other risk management methods depend upon the evaluation of information regarding markets and clients, or other matters that are publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

The failure to maintain effective and efficient information systems could adversely affect our business.

Our business is dependent upon our ability to keep pace with technological advances. Our ability to keep our systems fully integrated with those of our clients is critical to the operation of our business. Our failure to update our systems to reflect technological advancements or to protect our systems may adversely affect our relationships and ability to do business with our clients.

In addition, our business depends significantly on effective information systems, and we have many different information systems for our various businesses. We have committed and will continue to commit significant resources to develop, maintain and enhance our existing information systems and develop new information systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and changing customer preferences. Our failure to maintain effective and efficient information systems could have a material adverse effect on our financial condition and results of operations. If we do not maintain adequate systems, we could experience adverse consequences, including:

•	inadequate information on which to base pricing, underwriting and reserving decisions;

•	the loss of existing customers;

•	difficulty in attracting new customers;

•	customer, provider and agent disputes;

•	regulatory compliance problems, such as failure to meet prompt payment obligations;

•	litigation exposure; or

•	increases in administrative expenses.

If we are unable to maintain the availability of our systems and safeguard the security of our data, our ability to conduct business will likely be compromised, which may have a material adverse effect on our financial condition, results of operations and cash flows.

We use computer systems to store and retrieve, evaluate and use customer and company data and information. Additionally, our computer and information technology systems interface with and rely upon third-party systems. Our business is highly dependent on our ability, and the ability of our affiliates, to access these systems to perform necessary business functions. This includes providing insurance quotes, processing premium payments, providing customer support, filing and paying claims and making changes to existing policies. Systems outages or outright failures would compromise our ability to perform these functions in a timely manner. This could hurt our relationships with our business partners and customers and harm our ability to conduct business. In the event of a disaster such as a blackout, a computer virus, an industrial accident, a natural catastrophe, a terrorist attack or war, our systems may not be available to our employees, customers or business partners for an extended period of time. If our employees are able to report to work, yet our systems or our data are destroyed or disabled, they may be unable to perform their duties for an extended period of time. Our systems could also be subject to similar disruptions due to physical and electronic break-ins or other types of unauthorized tampering with our systems. This may interrupt our business operations and may have a material adverse effect on our financial condition, results of operations and cash flows.

Failure to protect our clients’ confidential information and privacy could adversely affect our business.

A number of our businesses are subject to privacy regulations and to confidentiality obligations. For example, the collection and use of patient data in our Group segment is the subject of national and state legislation, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and certain of the activities conducted by our businesses are subject to the privacy regulations of the Gramm-Leach-Bliley Act. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential information.

In addition, we must develop, implement and maintain a comprehensive written information security program with appropriate administrative, technical and physical safeguards to protect such confidential information. If we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, such as penalties, fines and loss of license, as well as loss of reputation and possible litigation.

Our business could be interrupted or compromised if we experience difficulties arising from outsourcing relationships.

We outsource certain technology and business functions to third parties, including a significant portion of our information technology function, and expect to continue to do so in the future. If we do not maintain an effective outsourcing strategy or third-party providers do not perform as contracted, we may experience operational difficulties, increased costs and a loss of business that could have a material adverse effect on our consolidated results of operations.

Our new credit facility subjects us to restrictive covenants that impose operating and financial restrictions on our operations and could limit our ability to grow our business.

We entered into a $200.0 million revolving credit facility on August 16, 2007. As of September 30, 2007, we had no balance outstanding under this facility. In connection with this facility, we have made covenants that may impose significant operating and financial restrictions on us. These restrictions limit the incurrence of additional indebtedness by our subsidiaries, limit the ability of us and our subsidiaries to create liens, and impose certain other operating limitations. These restrictions could limit our ability to obtain future financing or take advantage of business opportunities. Furthermore, our credit facility requires us and our insurance subsidiaries to maintain specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with the covenants and ratios in our new credit facility, we may be deemed in default under the facility, or we may be required to pay substantial fees or penalties to the lenders to obtain a waiver of any such default. Either development could have a material adverse effect on our business.

We may need additional capital in the future, which may not be available to us on favorable terms. Raising additional capital could dilute your ownership in the company and may cause the market price of our common stock to fall.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund liquidity needs;

•	refinance our senior notes;

•	satisfy letter of credit or guarantee bond requirements that may be imposed by our clients or by regulators;

•	acquire new businesses or invest in existing businesses;

•	expand our business into new regions; or

•	otherwise respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute your ownership percentage in our company and may decrease the market price of our common stock. Furthermore, the securities may have rights, preferences and privileges that are senior or otherwise superior to those of our common stock. Any additional financing we may need may not be available on terms favorable to us.

To be eligible for borrowing under our $200.0 million revolving credit facility, we must not be in default of any payment obligations, covenants or other requirements set forth in the facility, and the representations and warranties that we make under the facility must continue to be true in all material respects. Accordingly, it is possible that we may not meet these requirements in the future and may not be eligible to borrow under our credit facility.

In addition, we entered into a covenant in connection with our recent $150.0 million CENts offering that may limit our ability to undertake certain additional types of financing to repay or redeem the CENts.

Our recent offering of CENts, the net proceeds of which we applied to pay a special cash dividend to our stockholders, may affect our ability to obtain future financing on favorable terms.

On October 10, 2007, we issued $150.0 million aggregate principal amount of CENts. We applied the net proceeds from the CENts to pay a special cash dividend to our stockholders on October 19, 2007. The CENts offering may prevent us from obtaining future financing on favorable terms, such as favorable interest rates. The increased cost of obtaining additional financing may adversely affect our ability to fund future working capital and other general corporate requirements, make strategic acquisitions or carry out other aspects of our business plan. Furthermore, our increased debt due to our offering of CENts may adversely impact our net income and cash flows and reduce our liquidity. In particular, we expect to incur interest expense from the CENts of $2.7 million for the fourth quarter of 2007 and $13.1 million for our 2008 fiscal year, the first full calendar in which the CENts accrue interest. In addition, in connection with the CENts offering, we entered into a covenant that may limit our ability to undertake certain additional types of financing to repay or redeem the CENts.

Risks Related to Our Industry

Our industry is highly regulated and changes in regulations affecting our businesses may reduce our profitability and limit our growth.

Our insurance businesses are heavily regulated and are subject to a wide variety of laws and regulations in various jurisdictions. State insurance laws regulate most aspects of our insurance businesses and our insurance subsidiaries are regulated by the insurance departments of the various states in which they are domiciled and licensed.

State laws in the United States grant insurance regulatory authorities broad administrative powers with respect to various aspects of our insurance businesses, including:

•	licensing companies and agents to transact business;

•	calculating the value of assets to determine compliance with statutory requirements;

•	mandating certain insurance benefits;

•	regulating certain premium rates;

•	reviewing and approving policy forms;

•	regulating unfair trade and claims practices, including the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	establishing statutory capital and reserve requirements and solvency standards;

•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

•	requiring regular market conduct examinations;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates; and

•	regulating the types, amounts and valuation of investments.

State insurance regulators and the National Association of Insurance Commissioners, or NAIC, regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and thus could have an adverse effect on our business.

Currently, the U.S. federal government does not regulate directly the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals include the “National Insurance Act,” which would allow insurance companies to choose to be regulated by a federal regulator rather than by multiple state regulators and “The State Modernization and Regulatory Transparency Act,” which would maintain state-based regulation of insurance but would affect state regulation of certain aspects of the business of insurance including rates, agent and company licensing, and market conduct examinations. We cannot predict whether these or other proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on our financial condition, results of operations and cash flows.

Many of our customers and independent sales intermediaries also operate in regulated environments. Changes in the regulations that affect their operations also may affect our business relationships with them and their ability to purchase or to distribute our products.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance efforts and other expenses of doing business.

U.S. federal and state securities laws apply to investment products that are also securities, including variable annuities and variable life insurance policies. As a result, some of our subsidiaries and the policies and contracts they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act of 1940. Some subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934, as amended, or Exchange Act, and are members of, and subject to regulation by, the Financial Industry Regulatory Authority. In addition, one of our subsidiaries also is registered as an investment adviser under the Investment Advisers Act of 1940.

Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations.

Legal and regulatory investigations and actions are increasingly common in the insurance business and may result in financial losses and harm our reputation.

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are or may become subject to class actions, individual suits and regulatory proceedings relating, among other things, to sales or underwriting practices, payment of contingent or other sales commissions, claims payments and procedures, payment of interest on claims, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits and breaches of fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time.

For example, the mutual fund and insurance industry has been the focus of increased scrutiny and class action lawsuits related to “revenue sharing” practices by mutual funds with service providers and others in offering mutual fund investments in qualified retirement plans. The lawsuits allege that service providers were involved in self-dealing and prohibited transactions under the Employee Retirement Income Security Act, or ERISA. The outcome of these lawsuits is unknown. We have not been the subject of any inquiries or lawsuits regarding these practices.

We are also subject to various regulatory inquiries, such as information requests, subpoenas, market conduct exams and books and record examinations, from state and federal regulators and other authorities which may result in fines, recommendations for corrective action or other regulatory actions.

Current or future investigations and proceedings could have an adverse effect on our business. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have an adverse effect on our business. Increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal actions or precedents and industry-wide regulations or practices that could adversely affect our business.

Proposals for national health care reform could have a material adverse effect on the profitability or marketability of the health insurance products and services we sell.

In our Group segment, we sell group medical stop-loss insurance and limited benefit employee health plans to employer groups. Reform of the health care system is a topic of discussion at both the state and federal levels in the United States and by Presidential candidates from both major political parties. Proposals for change vary widely and range from reform of the existing employer-based system of insurance to a single-payer, public program. Several groups are urging consideration by Congress of a national health care plan. If any of these initiatives ultimately becomes effective, it could have a material effect on the profitability or marketability of the health insurance products and services we sell and on our financial condition, results of operations and cash flows.

Medical advances, such as genetic research and diagnostic imaging, and related legislation could adversely affect the financial performance of our life insurance and annuities businesses.

Genetic research includes procedures focused on identifying key genes that render an individual predisposed to specific diseases such as particular types of cancer and other diseases. Other medical advances, such as diagnostic imaging technologies, may be used to detect the early onset of diseases such as cancer and cardiovascular disease. We believe that if individuals learn through medical advances that they are predisposed to particular conditions that may reduce life longevity or require long-term care, they will be more likely to purchase our life insurance policies or not to permit existing polices to lapse. In contrast, if individuals learn that they lack the genetic predisposition to develop the conditions that reduce longevity, they will be less likely to purchase our life insurance products but more likely to purchase certain annuity products. In addition, such individuals that are existing policyholders will be more likely to permit their policies to lapse.

If we were to gain access to the same genetic or medical information as our prospective policyholders and contractholders, then we would be able to take this information into account in pricing our life insurance policies and annuity contracts. However, there are a number of regulatory proposals that would make genetic and other medical information confidential and unavailable to insurance companies. Legislation that would prohibit group health plans, health insurers and employers from making enrollment decisions or adjusting premiums on the basis of genetic testing information has been introduced in Congress as well as in certain state legislatures. If these regulatory proposals were enacted, prospective policyholders and contractholders would only disclose this information if they chose to do so voluntarily. These factors could lead us to reduce sales of products affected by these regulatory proposals and could result in a deterioration of the risk profile of our portfolio, which could lead to payments to our policyholders and contractholders that are higher than currently anticipated.

Medical advances also could lead to new forms of preventive care. Preventive care could extend the life and improve the overall health of individuals. If this were to occur, the duration of payments under certain of our annuity products likely would increase, thereby reducing net earnings in that business.

Changes in tax laws could make some of our products less attractive to consumers and as a result have an adverse effect on our business.

Changes in tax laws could make some of our products less attractive to consumers. For example, the Treasury Department and the Internal Revenue Service, or IRS, recently issued new final regulations relating to Section 403(b) plans that will impact the 403(b) marketplace, including tax sheltered annuities. While the impact of the new regulations is uncertain, it is likely that employers offering Section 403(b) plans will be required to change how their plans operate. Those changes may include re-evaluation of their plan investment offerings, including annuities currently offered by us in those plans.

Furthermore, the federal estate tax, which has undergone a gradual repeal since 2001 that will continue to be phased in through 2010, is scheduled to revert to pre-2001 law as of January 1, 2011. The repeal of and continuing uncertainty regarding the federal estate tax may adversely affect sales and surrenders of some of our estate planning products. In addition, from time to time, legislation is proposed to eliminate the tax deferred nature of certain non-qualified annuities.

Any such legislation or changes to existing legislation could have a material adverse effect on our financial condition and results of operations. We cannot predict whether any such legislation or changes will be enacted, what the specific terms will be or how, if at all, they would have an adverse effect on our business.

Failures elsewhere in the insurance industry could obligate us to pay assessments through guaranty associations.

When an insurance company becomes insolvent, guaranty associations in each of the 50 states levy assessments upon all companies licensed to write insurance in the relevant lines of business in that state, and use the proceeds to pay claims of policyholder residents of that state, up to the state-specific limit of coverage. The total amount of the assessment is based on the number of insured residents in each state, and each company’s assessment is based on its proportionate share of premium volume in the relevant lines of business and could have an adverse effect on our results of operations. The failure of a large life, health or annuity insurer could trigger guaranty association assessments we would be obligated to pay.

Risks Relating to this Offering and Ownership of Our Common Stock

As a holding company, Symetra Financial Corporation depends on the ability of its subsidiaries to transfer funds to it to meet its obligations and pay dividends.

Symetra Financial Corporation is a holding company for its insurance and financial subsidiaries with no significant operations of its own. Its principal sources of cash to meet its obligations and to pay dividends consist of dividends from its subsidiaries and permitted payments under tax sharing agreements with its subsidiaries. State insurance regulatory authorities limit the payment of dividends by insurance subsidiaries. Based on our statutory results as of December 31, 2006, our insurance subsidiaries may pay dividends to us of up to $166.4 million in the aggregate during 2007 without obtaining regulatory approval, provided that the aggregate dividends paid over the twelve months preceding any dividend payment made during 2007 do not exceed the $166.4 million limit. Our insurance subsidiaries paid $100.0 million in dividends in December 2006, $66.4 million in dividends during the nine months ended September 30, 2007 and received regulatory approval to pay an additional $100.0 million dividend in the fourth quarter of 2007. Of this most recent $100.0 million dividend, $14.5 million was used to repay internal loans made to fund the $200.0 million in dividends that we paid to our stockholders in October 2007, and the remainder will be used, as necessary, for investment, operating expenses, payment of principal, interest and other expenses related to holding company debt and general corporate purposes. In addition, competitive pressures generally require our insurance subsidiaries to maintain financial strength ratings, which are partly based on maintaining certain levels of capital. These restrictions and other regulatory requirements, such as minimum required risk-based capital ratios, affect the ability of our insurance subsidiaries to make dividend payments. Limits on the ability of the insurance subsidiaries to pay dividends could adversely affect our liquidity, including our ability to pay dividends to stockholders and service our debt.

There are a number of other factors that could affect our ability to pay dividends, including the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	unexpected or increased operating or other expenses or changes in the timing thereof;

•	restrictions under Delaware law or other applicable law on the amount of dividends that we may pay;

•	a decision by our board of directors to modify or revoke its policy to pay dividends; and

•	the other risks described under “Risk Factors.”

The failure to maintain or pay dividends could adversely affect the trading price of our common stock.

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which an active trading market with adequate liquidity will develop. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase and the value of your shares may be impaired.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

As a public company, we will become subject to additional financial and other reporting and corporate governance requirements.

We have historically operated our business as a private company. After this offering, we will become obligated to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We will also become subject to other reporting and corporate governance requirements, including the requirements of the NYSE and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	comply with the Sarbanes-Oxley Act of 2002, in particular Section 404.

These changes will require a significant commitment of additional expense and other resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or operating results. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

Significant stockholders may be able to influence the direction of our business.

Upon completion of this offering, our principal stockholders, affiliates of White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc., will collectively continue to beneficially own approximately 33.4% of our outstanding shares of common stock. If they chose to act together on matters that are brought to stockholders for their vote, they would continue to have the collective ability to significantly influence all matters requiring stockholder approval, including the nomination and election of directors and the determination of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including amendments to our certificate of incorporation, potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of our principal stockholders may not coincide with the interests of the other holders of our common stock.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a privately-held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards of publicly-traded companies required by Section 404 of the Sarbanes-Oxley Act, standards that we will be required to meet in the course of preparing our financial statements as of and for the year ended December 31, 2008. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes-Oxley Act. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time.

If, as a public company, we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our revolving credit facilities and our senior notes. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if our independent registered public accounting firm reports a material weakness in our internal control over financial reporting.

In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff.

Our stock price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	changes in interest rates;

•	introduction of new services or announcements of significant contracts, acquisitions or capital commitments by us or our competitors;

•	regulatory or political developments;

•	issuance of new or changed securities analysts’ reports or recommendations, or the announcement of any changes to our credit rating;

•	additions or departures of key personnel;

•	availability of capital;

•	litigation and government investigations;

•	legislative and regulatory developments;

•	future sales of our common stock;

•	investor perceptions of us and the life insurance industry; and

•	economic conditions.

These and other factors may cause the market price of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Even factors that do not specifically relate to our company may materially reduce the market price of our common stock, regardless of our operating performance.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the market price of our common stock.

Future sales, or the perception of future sales, of a substantial number of shares of our common stock in the public market after this offering could have a material adverse effect on the prevailing market price of our common stock.

Upon completion of this offering, we will have 92,646,295 shares of common stock outstanding, or 111,622,039 shares if we give effect to the exercise of all outstanding warrants. All shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be held or acquired by affiliates of the company, as that term is defined in the Securities Act.

In connection with this offering, we, each of our executive officers and directors and the selling stockholders will have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances described under “Underwriting.” Following the expiration of the lock-up period, the remaining 53,146,295 shares outstanding held by current stockholders of the company will be available for sale pursuant to Rule 144, subject to compliance with the volume, manner of sale and other limitations under Rule 144 in the case of shares held by affiliates. Furthermore, our existing stockholders will have the right, subject to certain conditions, to require us to register the sale of 53,146,295 of their shares of our common stock under the Securities Act. By exercising their registration rights, and selling a large number of shares, our stockholders could cause the prevailing market price of our common stock to decline.

Anti-takeover provisions in our charter documents could delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our common stock.

Upon completion of this offering, our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation will include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	a classified board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the absence of cumulative voting in the election of directors; and

•	limitations on convening stockholder meetings.

These provisions in our certificate of incorporation and bylaws may frustrate attempts to effect a takeover transaction that is in the best interests of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Applicable insurance laws may make it difficult to effect a change of control of our company.

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. These statutes may frustrate or delay attempts to effect a takeover transaction that would benefit our stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking” statements that are intended to enhance the reader’s ability to assess our future financial and business performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “should,” “believes,” “anticipates,” “estimates,” “intends” or similar expressions. In addition, statements that refer to our future financial performance, anticipated growth and trends in our business and in our industry and other characterizations of future events or circumstances are forward-looking statements. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. The following uncertainties, among others, may have such an impact:

•	changes in economic conditions, including changes in interest rates and the performance of financial markets, which may:

•	increase defaults on and impairments of our bond portfolio;

•	reduce sales of our variable and investment management products and the fees we receive on assets under management; and

•	increase the level of our guaranteed minimum death benefit and reserves.

•	a change in our ratings by nationally recognized ratings organizations;

•	changes in laws, regulations and taxes;

•	competitive pressures on product pricing and services, including competition by other insurance companies and financial services companies;

•	terrorist attacks and military and other actions;

•	changes in lapse rates, morbidity, mortality or unemployment rates which differ significantly from our pricing expectations, including as a result of extremely rare, severe and widespread events, such as a possible global avian flu pandemic; and

•	the relative success and timing of our business strategies.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs with respect to, among other things, future events and financial performance. Except as required under the federal securities laws, we do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

You should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in our common stock.

INDUSTRY AND MARKET DATA

This prospectus includes industry and government data and forecasts that we have prepared based, in part, upon industry and government data and forecasts obtained from industry and government publications and surveys. These sources include publications and data compiled by the Employee Benefit Research Institute, Kaiser Family Foundation, U.S. Census Bureau, U.S. Department of Health & Human Services Centers for Disease Control, Spectrem Group and Variable Annuity Research and Data Service. Third-party industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. For information about the selling stockholders, see “Principal and Selling Stockholders.” We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial rate of approximately $0.09 per share. The declaration, payment and amount of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition and results of operations, liquidity requirements, market opportunities, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors as the board of directors deems relevant. Dividends on our common stock will also be paid to holders of our outstanding warrants.

On October 19, 2007, we paid two dividends to our stockholders totaling $200.0 million, of which approximately $146.8 million was funded with the net proceeds, after offering expenses, from our issuance of CENts in October 2007.

We are a holding company with no significant business operations of our own. All of our business operations are conducted through our subsidiaries. Dividends and loans from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders will depend on the earnings and distributions of funds from our subsidiaries. See “Risk Factors — Risks Relating to this Offering and Ownership of Our Common Stock — As a holding company, Symetra Financial Corporation depends on the ability of its subsidiaries to transfer funds to it to meet its obligations and pay dividends.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007 on an actual basis and on an as adjusted basis after giving effect to:

•	the offering of $150.0 million aggregate principal amount of CENts in October 2007; and

•	the payment of two dividends to our stockholders totaling $200.0 million in the aggregate on October 19, 2007, of which approximately $146.8 million was funded from the offering of the CENts.

You should read this table in conjunction with our consolidated financial statements and related notes and the information provided under the captions “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of September 30, 2007
(In Millions)	Actual	As Adjusted

Cash and cash equivalents	$251.0	$195.9	(1)

Borrowings and other obligations:
Revolving credit facilities(2)	$—	$—
Senior notes	298.8	298.8
CENts	—	149.8	(3)

Total borrowings and other obligations	298.8	448.6

Stockholders’ equity:
Common stock, $0.01 par value; 750.0 million shares authorized, 92.6 million shares issued and outstanding	0.9	0.9
Additional paid-in capital	1,165.5	1,165.5

Total paid-in capital	1,166.4	1,166.4
Retained earnings	301.5	101.5
Accumulated other comprehensive income (loss), net of taxes	(102.3)	(102.8	)(4)

Total stockholders’ equity	1,365.6	1,165.1

Total capitalization	$1,664.4	$1,613.7

(1)	Cash and cash equivalents were reduced by the $53.2 million portion of the dividends to our stockholders paid out of our existing cash balance, and a $1.9 million loss on the settlement of an interest rate swap designated as a cash flow hedge relating to the issuance of the CENts.

(2)	The revolving credit facilities collectively provide for borrowings of up to $250 million. As of September 30, 2007, we had no balance outstanding under our revolving credit facilities.

(3)	The CENts were issued at a price of $149.8 million with an initial aggregate principal amount of $150.0 million.

(4)	Reflects an adjustment to record the final settlement of the interest rate swap designated as a cash flow hedge relating to the issuance of the CENts.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data, except for non-GAAP financial measures, as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been derived from our unaudited interim historical consolidated financial statements, which have been prepared on a basis consistent with our annual consolidated financial statements, included in this prospectus. In the opinion of management, such unaudited financial data, except for non-GAAP financial measures, reflects all historical and recurring adjustments necessary for a fair presentation of the results for these periods. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year or any future period. The selected historical consolidated financial data, except for non-GAAP financial measures, as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected historical consolidated financial data, except for non-GAAP financial measures, presented below as of December 31, 2004 and as of and for the year ended December 31, 2003 have been derived from our audited consolidated financial statements that are not included in this prospectus. The unaudited selected historical consolidated financial data, except for non-GAAP financial measures, as of and for the year ended December 31, 2002 were derived from unaudited carve-outs of the acquired businesses from our predecessor’s audited consolidated financial statements, which are not included in this prospectus.

We do not believe the predecessor financial results for the years ended December 31, 2003 and 2002 and for the period from January 1, 2004 through August 1, 2004 are comparable to the results of our new independent company. This lack of comparability is primarily due to significant changes in our operating costs and also because of purchase accounting adjustments impacting net investment income, policyholder benefits and claims, interest amortization of deferred acquisition costs, intangible assets and net realized investment gains (losses). Additionally, due to the short period from our inception as an independent company to the end of 2004, as well as the effect of transitional expense charges associated with the Acquisition, we do not consider our financial results for the period from August 2, 2004 through December 31, 2004 to be comparable to those for the years ended December 31, 2006 and 2005. This summary data should be read in conjunction with other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

						Predecessor
					Period from
					August 2	January 1
			Year Ended		through	through	Year Ended
	Nine Months Ended September 30,		December 31,		December 31,	August 1,	December 31,
	2007	2006	2006	2005	2004	2004	2003	2002
	(Unaudited)							(Unaudited)
	(In millions, except per share data)

Consolidated Income Statement Data:
Revenues:
Premiums	$397.9	$398.0	$525.7	$575.5	$263.2	$357.9	$680.5	$599.6
Net investment income	732.3	734.0	984.9	994.0	411.1	693.7	1,210.6	1,205.3
Other revenues	50.4	42.7	56.1	58.6	27.1	43.9	63.9	62.1
Net realized investment gains (losses)	23.8	(4.9)	1.7	14.1	7.0	34.9	(9.6)	(152.3)

Total revenues	1,204.4	1,169.8	1,568.4	1,642.2	708.4	1,130.4	1,945.4	1,714.7
Benefits and Expenses:
Policyholder benefits and claims	196.5	209.8	264.3	327.4	127.5	223.6	381.9	341.7
Interest credited	564.9	571.9	765.9	810.9	360.2	556.4	990.8	968.7

						Predecessor
					Period from
					August 2	January 1
			Year Ended		through	through	Year Ended
	Nine Months Ended September 30,		December 31,		December 31,	August 1,	December 31,
	2007	2006	2006	2005	2004	2004	2003	2002
	(Unaudited)							(Unaudited)
	(In millions, except per share data)

Other underwriting and operating expenses	209.9	191.9	260.5	273.2	123.3	182.3	324.9	267.5
Fair value of warrants issued to investors	—	—	—	—	101.5	—	—	—
Interest expense	14.1	14.5	19.1	12.4	3.5	—	—	—
Amortization of deferred policy acquisition costs	14.2	11.0	14.6	11.9	1.6	34.2	51.3	40.8
Intangible asset amortization	0.2	—	—	—	—	4.9	8.3	8.8

Total benefits and expenses	999.8	999.1	1,324.4	1,435.8	717.6	1,001.4	1,757.2	1,627.5

Income (loss) from continuing operations before income taxes	204.6	170.7	244.0	206.4	(9.2)	129.0	188.2	87.2
Provisions for income taxes:
Current	41.6	72.5	92.4	22.2	21.3	0.9	42.1	58.8
Deferred	20.9	(12.7)	(7.9)	39.7	10.7	30.5	9.1	(30.3)

Total provision for income taxes	67.0	59.8	84.5	61.9	32.0	31.4	51.2	28.5

Income (loss) from continuing operations	137.6	110.9	159.5	144.5	(41.2)	97.6	137.0	58.7
Income (loss) from discontinued operations (net of taxes)	—	—	—	1.0	(2.4)	2.3	1.7	1.5

Net income (loss)	$137.6	$110.9	$159.5	$145.5	$(43.6)	$99.9	$138.7	$60.2

Net income per common share:(1)
Basic	$1.23	$0.99	$1.43	$1.30

Diluted	$1.23	$0.99	$1.43	$1.30

Weighted average common shares outstanding:
Basic	111.622	111.622	111.622	111.622

Diluted	111.622	111.622	111.622	111.622

						Predecessor
					Period from
					August 2	January 1
			Year Ended		through	through	Year Ended
	Nine Months Ended September 30,		December 31,		December 31,	August 1,	December 31,
	2007	2006	2006	2005	2004	2004	2003	2002
	(Unaudited)							(Unaudited)
	(In millions, except per share data)

Non-GAAP Financial Measures(2):
Net operating income (loss)	$126.1	$121.6	$172.1	$141.9	$(46.0)	$75.5

Reconciliation to Net Income (Loss):
Net income (loss)	$137.6	$110.9	$159.5	$145.5	$(43.6)	$99.9
Less: Net realized investment gains (losses) (net of taxes)	15.5	(3.2)	1.1	9.2	4.6	22.7
Add:
Net realized and unrealized investment gains (losses) on FIA options (net of taxes)	0.5	(0.2)	1.4	(2.9)	1.3	(1.7)
Net realized and unrealized investment gains on equity securities (net of taxes)	3.5	7.7	12.3	8.5	0.9	—

Net operating income (loss)	$126.1	$121.6	$172.1	$141.9	$(46.0)	$75.5

	As of September 30,	As of December 31,
	2007	2006	2005	2004	2003	2002
	(Unaudited)					(Unaudited)

Consolidated Balance Sheet Data:
Total investments	$16,864.2	$17,305.3	$18,332.8	$19,244.8	$19,197.6	$17,913.1
Total assets	19,729.2	20,114.6	20,980.1	22,182.0	22,512.0	21,393.6
Total debt	298.8	298.7	300.0	300.0	—	—
Separate account assets	1,260.5	1,233.9	1,188.8	1,228.4	1,137.4	899.2
Accumulated other comprehensive income (loss) (AOCI) (net of taxes)	(102.3)	(0.5)	136.6	312.9
Total stockholders’ equity	1,365.6	1,327.3	1,404.9	1,435.8	2,566.7	2,244.7
Book value per common share:
Basic(3)	$15.84	$14.33	$13.69	$12.12

Diluted(4)	$15.10	$13.85	$13.32	$12.01

	As of September 30,	As of December 31,
	2007	2006	2005	2004	2003	2002
	(Unaudited)					(Unaudited)

U.S. Statutory Financial Information:
Statutory capital and surplus	$1,309.7	$1,266.2	$1,260.1	$1,138.4	$1,059.6	$903.4
Asset valuation reserve (AVR)	172.2	158.4	140.9	107.6	71.5	39.5

Statutory capital and surplus and AVR	$1,481.9	$1,424.6	$1,401.0	$1,246.0	$1,131.1	$942.9

(1)	Net income per common share (basic and diluted) assumes that all participating securities, including warrants, have been outstanding since the beginning of the period, using the two-class method.

(2)	Management considers certain non-GAAP financial measures, including net operating income (loss), to be a useful supplement to comparable GAAP measures in evaluating our financial performance and condition. These unaudited measures have been reconciled to their most comparable GAAP financial measures. We believe that the non-GAAP presentation of net operating income is valuable because excluding certain realized capital gains and losses, many of which are driven by investment decisions and external economic developments unrelated to the insurance and underwriting aspects of the business reveals trends that may be otherwise obscured. For a definition of these non-GAAP measures and other metrics used in our analysis, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Use of non-GAAP Financial Measures.”

(3)	Basic book value per common share is calculated based on total stockholders’ equity less AOCI divided by 92,646,295 shares of common stock outstanding.

(4)	Diluted book value per common share is calculated based on total stockholders’ equity less AOCI plus the proceeds from the assumed exercise of outstanding warrants, divided by the sum of the outstanding shares of common stock and shares subject to outstanding warrants, equal to 111,622,039 in the aggregate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited and unaudited historical financial statements and the accompanying notes included in this prospectus, as well as the discussion under “Selected Historical Consolidated Financial Data.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in or implied by any of the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and “Forward-Looking Statements.” Our fiscal year ends on December 31 of each calendar year.

Management considers certain non-GAAP financial measures, including net operating income (loss) and segment pre-tax operating income, to be useful to investors in evaluating our financial performance and condition. These measures have been reconciled to their most comparable GAAP financial measures. For a definition of these non-GAAP measures and other metrics used in our analysis, see “— Use of non-GAAP Financial Measures.”

Overview

We are a life insurance company focused on profitable growth in select group health, retirement, life insurance and employee benefits markets. Our first day of operations as an independent company was August 2, 2004 when Symetra acquired a group of life insurance and investment companies from Safeco Corporation (the “Acquisition”). Our operations date back to 1957, and many of our agency and distribution relationships have been in place for decades. We are headquartered in Bellevue, Washington and employ approximately 1,300 people in 25 offices across the United States, serving approximately 1.7 million customers. As of September 30, 2007, we had total stockholders’ equity of $1.4 billion, regulatory capital of $1.5 billion and total assets of $19.7 billion. Our operating return on average equity, or operating ROAE, was 12.6%, and 12.1%, for the twelve month periods ended September 30, 2007 and 2006, and 13.0% and 11.9% for the years ended December 31, 2006 and December 31, 2005, respectively. We define operating ROAE as net operating income, a non-GAAP financial measure, divided by average stockholders’ equity excluding accumulated other comprehensive income. For a reconciliation of net operating income to net income, please see page 43.

Our Operations

We conduct our business through five segments, four of which are operating:

•	Group. We offer medical stop-loss insurance, limited medical benefit plans, group life insurance, accidental death and dismemberment insurance and disability insurance mainly to employer groups of 50 to 1,000 individuals. As a result of our recent acquisition of Medical Risk Managers, Inc., or MRM, we also offer MGU services.

•	Retirement Services. We offer fixed and variable deferred annuities, including tax sheltered annuities, IRAs, and group annuities to qualified retirement plans, including Section 401(k) and 457 plans. We also provide record keeping services for qualified retirement plans invested in mutual funds.

•	Income Annuities. We offer SPIAs for customers seeking a reliable source of retirement income and structured settlement annuities to fund third-party personal injury settlements.

•	Individual. We offer a wide array of term, universal and variable life insurance as well as BOLI.

•	Other. This segment consists of unallocated corporate income, composed primarily of investment income on unallocated surplus, unallocated corporate expenses, interest expense on debt, the results of small, non-insurance businesses that are managed outside of our operating segments and inter-segment elimination entries.

Revenues and Expenses

We earn revenues and generate cash primarily from premiums earned on group life and health and individual insurance products, cost of insurance, or COI, charges primarily from our universal life and BOLI products, net investment income, net realized investment gains and other revenues. Other revenues include mortality and expense, surrender, and other administrative charges, revenues from our non-insurance businesses and revenues from fee arrangements with our reinsurance partners.

Each operating segment maintains its own portfolio of invested assets. The realized gains (losses) incurred are reported in the segment in which they occur. The unallocated portion of net investment income is reported in the Other segment.

Our primary expenses include interest credited, benefits and claims and general business and operating expenses, including commissions. We allocate corporate expenses to each of our operating segments using multiple factors which include headcount, allocated capital, account values and time study results.

Critical Accounting Policies and Estimates and Recently Issued Accounting Standards

The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and our management’s best estimates may require adjustment. For a discussion of recently adopted and not yet adopted accounting standards, see note 2, “Summary of Significant Accounting Policies,” from the notes to our consolidated financial statements included in this prospectus.

Other-Than-Temporary Impairments

We analyze investments that meet our impairment criteria to determine whether the decline in value is other-than-temporary. The impairment review involves the finance investment management team, as well as the portfolio asset manager. To make this determination for each security, we consider both quantitative and qualitative criteria including:

•	how long and by how much the fair value has been below cost or amortized cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential, or compliance with terms and covenants of the security;

•	our intent and ability to keep the security long enough for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends or nonpayment of scheduled interest payments.

Based on the analysis, we make a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, we record an impairment charge within net realized investment gains (losses) in our consolidated statements of operations in the period that we make the determination. Our impairment policy may result in an other-than-temporary impairment charge recorded for a security that has no credit default or credit issues if we do not have the intent or ability to hold an impaired security long enough to recover its value. This situation can exist as a result of certain portfolio management or cash management strategies. Accordingly, we categorize impairments as either credit related or other. If we determine that we are not likely to receive interest or principal amounts based upon the expectations of the security or due in accordance with the contractual terms of the security, the impairment is characterized as credit related. We may also characterize an impairment as credit related if substantially all of the decrease in security value is related to issuer credit spreads widening. The other-than-temporary impairments categorized as other are primarily related to securities that have declined in value and for which we are uncertain of our intent and ability to retain the investment for a period of time to allow recovery to book value.

Deferred Policy Acquisition Costs

We defer as assets certain costs, generally commissions, distribution costs and other underwriting costs, that vary with, and are primarily related to, the production of new and renewal business. We limit our deferral to acquisition expenses contained in our product pricing assumptions.

The following table summarizes our DAC balances by segment:

	As of	As of	As of
	September 30,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
	(In Millions)

Group	$3.4	$4.0	$5.3
Retirement Services	73.1	54.5	25.5
Income Annuities	9.6	6.8	4.3
Individual	31.6	22.9	13.9

Total	$117.7	$88.2	$49.0

In our Group segment, the DAC amortization period for group medical stop-loss policies is one year as these policies are re-priced on an annual basis.

In our Retirement Services, Income Annuities and Individual segments, we amortize acquisition costs over the premium paying period or over the lives of the policies in proportion to the future estimated gross profits, or EGPs, of each of these product lines, as follows:

•	Retirement Services. The DAC amortization period is typically 20 years for the deferred annuities, although most of the DAC amortization occurs within the first 10 years because the EGPs are highest during that period. It is common for deferred annuity policies to lapse after the surrender charge period expires.

•	Income Annuities. The DAC amortization period for SPIAs, including structured settlement annuities, is the benefit payment period. The benefit payment periods vary by policy; however, most benefits are paid within 80 years of contract issue.

•	Individual. The DAC amortization period related to universal life and variable life policies is typically 25 years and 20 years, respectively. DAC amortization related to our term life insurance policies is the premium paying period, which ranges from 10 to 30 years.

To determine the EGPs, we make assumptions as to lapse and withdrawal rates, expenses, interest margins, mortality experience, long term equity market returns and investment performance.

Changes to assumptions can have a significant impact on DAC amortization. In the event actual experience differs from our assumptions or our future assumptions are revised, we adjust our EGPs, which could result in a significant increase in amortization expense. The following would generally cause an increase in DAC amortization expense: increases to lapse and withdrawal rates in the current period, increases to expected future lapse and withdrawal rates, increases to future expected expense levels, increases to interest margins in the current period, decreases to expected future interest margins and decreases to current or expected equity market returns. EGPs are adjusted quarterly to reflect actual experience to date or to change underlying key assumptions based on experience studies.

We regularly conduct DAC recoverability analyses. We compare the current DAC balance with the estimated present value of future profitability of the underlying business. The DAC balances are considered recoverable if the present value of future profits is greater than the current DAC balance.

In connection with our recoverability analyses, we perform sensitivity analyses on our two most significant DAC balances, which currently consist of our Retirement Services deferred annuity product and our Individual universal life product DAC balances, to capture the effect that certain key assumptions have on

DAC balances. The sensitivity tests are performed independently, without consideration for any correlation among the key assumptions.

The following depicts the sensitivities for our deferred annuity and universal life DAC balances: If we changed our future lapse and withdrawal rate assumptions by a factor of 10%, the effect on the DAC balance is less than $0.5 million. If we changed our future expense assumptions by a factor of 10%, the effect on the DAC balance is less than $0.1 million.

The DAC balance on the date of our acquisition, August 2, 2004 was reset to zero in accordance with purchase accounting. See “— Our Historical Financial Information and Purchase Accounting.” Because of this, since the Acquisition, quarterly updates to our DAC models to reflect actual experience have led to immaterial changes in the DAC asset and amortization, and the magnitude of the sensitivities is currently relatively small. We expect the DAC balance to grow as we continue to write new business, and as this occurs, we would expect the sensitivities to grow accordingly. In addition, depending on the amount and the type of new business written in the future we may determine that other of our assumptions may produce significant variations in our financial results.

Funds Held Under Deposit Contracts

Liabilities for fixed deferred annuity contracts, guaranteed investment contracts, and universal life policies, including BOLI, are computed as deposits net of withdrawals made by the policyholder, plus amounts credited based on contract specifications, less contract fees and charges assessed, plus any additional interest. The unamortized purchase accounting reserve is also included in this balance. See “— Our Historical Financial Information and Purchase Accounting.”

For SPIAs, including structured settlements, liabilities are based on discounted amounts of estimated future benefits. Contingent future benefits are discounted with best-estimate mortality assumptions, which include provisions for longer life spans over time. The interest rate pattern used to calculate the reserves for SPIAs is set at issue for policies issued subsequent to the Acquisition or based upon prevailing market interest rates on August 2, 2004 for policies in existence on the Acquisition date. The interest rates within the pattern vary over time and start with interest rates that prevailed at contract issue or on the Acquisition date. As of September 30, 2007, the weighted average implied interest rate on the existing book of business is currently at 5.9% and will grade to an ultimate assumed level of 6.7% in approximately 20 years.

Future Policy Benefits

We compute liabilities for future policy benefits under traditional individual life and group life insurance policies on the level premium method, which uses a level premium assumption to fund reserves. We select the level of premiums at issuance so that the actuarial present value of future benefits equals the actuarial present value of future premiums. We set the interest, mortality and persistency assumptions in the year of issue and include provisions for adverse deviations. These liabilities are contingent upon the death of the insured while the policy is in force. We derive mortality assumptions from both company-specific and industry statistics. We discount future benefits at interest rates that vary by year of policy issue, are graded to the statutory valuation interest rate over time, and range from 4.0% to 6.0%. Assumptions are made at the time each policy is issued, and do not change over time unless the liability amount is determined to be inadequate to cover future policy benefits. The provisions for adverse deviations are intended to provide coverage for the risk that actual experience may be worse than locked-in best-estimate assumptions.

We periodically compare our actual experience with our estimates of actuarial liabilities for future policy benefits. To the extent that actual policy benefits differ from the reserves established for future policy benefits, such differences are recorded in the results of operations in the period in which the variances occur, which could result in a decrease in profits, or possibly losses. No revisions to assumptions within the Future Policy Benefits liabilities have been necessary and therefore we have not experienced any impact in our financial results due to changes in assumptions.

Policy and Contract Claims

Liabilities for policy and contract claims primarily represent liabilities for claims under group medical coverages and are established on the basis of reported losses. We also provide for claims incurred but not reported, or IBNR, based on expected loss ratios, claims paying completion patterns and historical experience. We continually review estimates for reported but unpaid claims and IBNR. Any necessary adjustments are reflected in current operating results. If expected loss ratios increase or expected claims paying completion patterns extend, the IBNR amount increases.

Use of non-GAAP Financial Measures

Certain tables in this prospectus include non-GAAP financial measures. We believe these measures to provide useful information to investors in evaluating our financial performance and condition. In the following paragraphs, we provide a definition of these non-GAAP measures.

Net operating income

Net operating income (loss) consists of net income (loss), less after-tax net realized investment gains (losses), plus after-tax net realized and unrealized investment gains (losses) on equity-related securities held in our Income Annuities segment and on our FIA hedges.

We believe that net operating income provides greater transparency than GAAP net income regarding the underlying performance of our insurance operations. As an example, we could produce a high level of net income in a given period, despite poor operating performance, if in that period we generate significant net realized gains from our investment portfolio. Realized gains (losses) on our investment portfolio (except for the realized gains (losses) on our Income Annuities’ equity-related securities and on our FIA hedges, as discussed below) are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the operating aspects of our business. By disclosing net operating income in addition to net income, we aim to provide investors with a view into the performance of our operations that might otherwise be masked by unrelated factors. We believe that it is useful for investors to evaluate both net income and net operating income.

Net operating income includes equity-related realized and unrealized investment gains (losses) in our Income Annuities business and realized and unrealized investment gains (losses) on our FIA hedges in our Retirement Services business. We include these items because they specifically reflect our management of certain of our insurance liabilities. For instance, each year we use the realized gains from our FIA hedges to fund the interest credited on our FIA product. Additionally, over the long-term we expect to produce investment returns in support of our long duration liabilities within Income Annuities by investing in equities. Since the investment performance from our FIA hedge program and equity investment program is reported in realized and unrealized gains (losses), we include these in our net operating income measure. See “Segment pre-tax operating income” on this page for further information regarding realized gains (losses) related to our Income Annuities and Retirement Services segments.

Our management and board of directors use net operating income to evaluate our operations, including assessing the effectiveness of operating and strategic decisions, management of insurance liabilities and financial planning. For instance, we use net operating income to help determine the renewal interest rates to credit to policyholders in Retirement Services. Because net operating income excludes the net realized investment gains (losses) described above, our management and board of directors also separately review net realized investment gains (losses) in connection with their review of our investment portfolio. Additionally, our management and board of directors examine our GAAP net income as part of their review of the overall financial results of the company.

Net income (loss) is the most directly comparable GAAP measure. Net operating income should not be considered a substitute for net income. A reconciliation of net operating income to net income is provided on page 43.

Segment pre-tax operating income

We use the non-GAAP financial measure segment pre-tax operating income as an important measure of our operating performance. We believe that this measure provides investors with a valuable measure of the performance of our ongoing businesses because it reveals trends that may be obscured by the effect of certain realized capital gains and losses. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments for which the nature and timing are unrelated to the insurance and underwriting aspects of our business. Accordingly, segment pre-tax operating income excludes the effect of most realized gains and losses. For segment pre-tax operating income, segment pre-tax income is the most directly comparable GAAP measure. Segment pre-tax operating income should not be considered as a substitute for segment pre-tax income.

When evaluating our Retirement Services segment operating results, we consider the impact of our hedging program related to our FIA products. This program consists of buying S&P 500 Index call options. Although we use index options to hedge the equity return component of our FIA products, the options do not qualify as hedge instruments or for hedge accounting treatment. These assets are recorded at fair value as free-standing derivative assets with the mark-to-market gains or losses to record the options at fair value recognized in net realized investment gains (losses). The realized gain or loss on the options is also recorded in net investment realized gains (losses). Since the interest incurred on these FIA products is included as a component of interest credited in our statement of operations, we believe it is more meaningful to evaluate results inclusive of the results of the hedge program. Accordingly, segment pre-tax operating income in our Retirement Services segment excludes all realized investments gains (losses), except for realized and unrealized investment gains or (losses) from our options related to our FIA hedging program.

For our Income Annuities segment, we evaluate the results of operations including the impact of both realized and unrealized investment gains (losses) on our equity portfolio because we believe that equities are an effective investment to fund the long duration benefit payments in our structured settlements and SPIA policies. The majority of our investment returns on the equities in our Income Annuities investment portfolio are recorded in net realized investment gains (losses) on our statement of operations and through changes in unrealized gains (losses) as a component of other comprehensive income. Since the interest incurred on the long duration benefit payments is recorded as a component of interest credited, we believe it is more meaningful to evaluate the results inclusive of our equity investment program. Accordingly, segment pre-tax operating income in our Income Annuities segment excludes all realized investment gains (losses), except for realized and unrealized investment gains (losses) arising from our equity investment program held in this segment.

Our Historical Financial Information and Purchase Accounting

On August 2, 2004, we completed the Acquisition. The Acquisition was accounted for using the purchase method under the Financial Accounting Standards Board’s Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. We refer to this purchase method as purchase GAAP accounting, or PGAAP. Under SFAS No. 141, the purchase price is allocated to the estimated fair value of the tangible and identifiable assets acquired less liabilities assumed at the date of acquisition. In conjunction with PGAAP for the Acquisition, we were required to adjust our consolidated balance sheet to fair value. This resulted in the following:

•	the book values of our invested assets were increased by $1.0 billion to reset the book value to fair value, based on the prevailing market rates on August 2, 2004. The prevailing market interest rates were relatively low at the time of the Acquisition, which resulted in a significant increase in the book value of our invested assets. We recorded a PGAAP adjustment representing the difference between book value and the fair value of our invested assets. The difference between the updated book value and the par value of our fixed maturities invested assets of $27.0 million is amortized against investment income over the expected life of the invested assets, resulting in a lower earned yield;

•	our funds held under deposit contracts, which our invested assets support, were increased to reflect the lower market interest rates compared to interest rates originally used to determine policy pricing and reserving. As a result, our reserves related to fixed deferred annuities, structured settlements, immediate annuities and BOLI products were increased by $1.2 billion;

•	our deferred policy acquisition costs, goodwill and intangible asset balances at August 2, 2004 were reset to zero. PGAAP resulted in a $30.0 million intangible asset related to our discontinued operations, which was received in cash in 2004. In our continuing operations, the purchase accounting resulted in minimal intangibles and no goodwill; and

•	all other assets and liabilities were recorded at fair value on August 2, 2004.

The impact of PGAAP on operating performance for periods subsequent to the Acquisition resulted in a decrease to investment income and a decrease to policyholder benefits and interest credited. In our Retirement Services and Individual segments, a purchase accounting reserve, or PGAAP reserve, was established related to the fair value adjustment for our deferred annuities and BOLI policies. This PGAAP reserve is amortized as a reduction to policyholder benefits according to the pattern of profitability of the book of business of policies in force at the date of the Acquisition. This profitability is determined based on assumptions regarding the present value of estimated future gross profits related to the policies in force on August 2, 2004. In this estimation process, we made assumptions as to lapse rates, mortality rates, maintenance expenses, COI charges, credited interest rates, and investment performance. This pattern resulted in higher PGAAP reserve amortization in the years immediately following the Acquisition. Actual profits can vary from the estimates and can thereby result in increases or decreases to the PGAAP reserve amortization rate.

The PGAAP adjustment associated with our immediate annuity book of business was recorded in our income annuities reserve model by updating the mortality assumptions and the interest rate pattern used for discounting future benefit payments. This adjustment resulted in a decrease in interest credited in the years subsequent to the Acquisition.

As a result of the Acquisition and resulting PGAAP adjustments, the results of operations for periods prior to August 2, 2004 are not comparable to periods subsequent to that date. Our 2004 results discussed below represent the mathematical addition of the historical results for (i) the predecessor period from January 1, 2004 through August 1, 2004 and (ii) the successor period from August 2, 2004 through December 31, 2004. This approach is not consistent with U.S. GAAP and yields results that are not comparable on a period-to-period basis. However, we believe it is a meaningful way to compare our operating results for 2004 to our operating results for 2005 because it would not be meaningful to discuss the partial period from January 1, 2004 through August 1, 2004 (Predecessor) separately from the period from August 2, 2004 through December 31, 2004. The following table provides a summary of the combination of the audited consolidated statements of operations for the periods January 1, 2004 through August 1, 2004 and August 2, 2004 through December 31, 2004 to the Combined 2004 (non-GAAP), results:

	Predecessor
	Period From	Period From
	January 1,	August 2,
	2004	2004
	through	through	Combined
	August 1,	December 31,	2004
	2004	2004	(non-GAAP)
	(In millions)

Revenues:
Premiums	$357.9	$263.2	$621.1
Net investment income	693.7	411.1	1,104.8
Other revenues	43.9	27.1	71.0
Net realized investment gains	34.9	7.0	41.9

Total revenues	1,130.4	708.4	1,838.8

	Predecessor
	Period From	Period From
	January 1,	August 2,
	2004	2004
	through	through	Combined
	August 1,	December 31,	2004
	2004	2004	(non-GAAP)
	(In millions)

Benefits and Expenses:
Policyholder benefits and claims	223.6	127.5	351.1
Interest credited	556.4	360.2	916.6
Other underwriting and operating expenses	182.3	123.3	305.6
Fair value of warrants issued to investors	—	101.5	101.5
Interest expense	—	3.5	3.5
Amortization of deferred policy acquisition costs	34.2	1.6	35.8
Intangible asset amortization	4.9	—	4.9

Total benefits and expenses	1,001.4	717.6	1,719.0

Income (loss) from continuing operations before income taxes	129.0	(9.2)	119.8
Provisions for income taxes:
Current	0.9	21.3	22.2
Deferred	30.5	10.7	41.2

Total provision for income taxes	31.4	32.0	63.4

Income (loss) from continuing operations	97.6	(41.2)	56.4
Income (loss) from discontinued operations (net of taxes)	2.3	(2.4)	(0.1)

Net income (loss)	$99.9	$(43.6)	$56.3

Non-GAAP Financial Measures:
Net operating income (loss)	$75.5	$(46.0)	$29.5

Reconciliation to Net Income (Loss):
Net income (loss)	$99.9	$(43.6)	$56.3
Less: Net realized investment gains (net of taxes)	22.7	4.6	27.3
Add:
Net realized and unrealized investment gains (losses) on FIA options (net of taxes)	(1.7)	1.3	(0.4)
Net realized and unrealized investment gains on equity securities (net of taxes)	—	0.9	0.9

Net operating income (loss)	$75.5	$(46.0)	$29.5

The consolidated statements of operations for the Combined 2004 (non-GAAP) period include allocations of certain expenses from Safeco Corporation. Safeco Corporation and its affiliates provided us with personnel, property and facilities in carrying out certain of our corporate functions. These expenses included charges for corporate overhead, data processing systems, payroll and other miscellaneous charges. The allocations were made using relative percentages, as compared to Safeco Corporation’s other businesses, of headcount or time studies or on a specifically identifiable basis such as actual usage, or other reasonable methods. Safeco Corporation charged us expenses of $25.2 million for the seven months ended August 1, 2004. Our comparable expenses as a separate, stand alone company have been lower than the amounts reflected in the Combined 2004 (non-GAAP) statement of operations.

In addition to our four operating segments and our Other segment, during the year ended December 31, 2005 and prior, our historical financial statements also include the results of Symetra Asset Management Company and the majority of the business of Symetra Services Corporation which are presented in our historical financial statements as discontinued operations. For more information, see note 15, “Discontinued Operations,” in the notes to our consolidated financial statements included in this prospectus. These discontinued operations are not included in the discussions under “— Results of Operations” section due to their immateriality and lack of impact on future operating results.

The historical financial information included in this prospectus has been derived from our financial statements, which have been prepared as if Symetra had been in existence throughout all periods shown. The discussions that appear under “— Results of Operations” encompass our results of operations and financial condition for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and Combined 2004 (non-GAAP).

Results of Operations

Total Company

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this report. Set forth below is a summary of our consolidated financial results for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and Combined 2004 (non-GAAP):

			Year Ended December 31,
	Nine Months Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions, except per share data)

Revenues:
Premiums	$397.9	$398.0	$525.7	$575.5	$621.1
Net investment income	732.3	734.0	984.9	994.0	1,104.8
Other revenues	50.4	42.7	56.1	58.6	71.0
Net realized investment gains (losses)	23.8	(4.9)	1.7	14.1	41.9

Total revenues	1,204.4	1,169.8	1,568.4	1,642.2	1,838.8
Benefits and Expenses:
Policyholder benefits and claims	196.5	209.8	264.3	327.4	351.1
Interest credited	564.9	571.9	765.9	810.9	916.6
Other underwriting and operating expenses	209.9	191.9	260.5	273.2	305.6
Fair value of warrants issued to investors	—	—	—	—	101.5
Interest expense	14.1	14.5	19.1	12.4	3.5
Amortization of deferred policy acquisition costs	14.2	11.0	14.6	11.9	35.8
Intangible asset amortization	0.2	—	—	—	4.9

Total benefits and expenses	999.8	999.1	1,324.4	1,435.8	1,719.0

Income from continuing operations before income taxes	204.6	170.7	244.0	206.4	119.8
Provisions for income taxes
Current	46.1	72.5	92.4	22.2	22.2
Deferred	20.9	(12.7)	(7.9)	39.7	41.2

Total provision for income taxes	67.0	59.8	84.5	61.9	63.4

Income from continuing operations	137.6	110.9	159.5	144.5	56.4
Income (loss) from discontinued operations (net of taxes)	—	—	—	1.0	(0.1)

Net income	$137.6	$110.9	$159.5	$145.5	$56.3

Net income per common share(1):
Basic	$1.23	$0.99	$1.43	$1.30

Diluted	$1.23	$0.99	$1.43	$1.30

			Year Ended December 31,
	Nine Months Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions, except per share data)

Weighted average common shares outstanding:
Basic	111.622	111.622	111.622	111.622

Diluted	111.622	111.622	111.622	111.622

Non-GAAP Financial Measures:
Net operating income	$126.1	$121.6	$172.1	$141.9	$29.5

Reconciliation to Net Income:
Net income	$137.6	$110.9	$159.5	$145.5	$56.3
Less: Net realized investment gains (losses) (net of taxes)	15.5	(3.2)	1.1	9.2	27.3
Add:
Net realized and unrealized investment gains (losses) on FIA options (net of taxes)	0.5	(0.2)	1.4	(2.9)	(0.4)
Net realized and unrealized investment gains on equity securities (net of taxes)	3.5	7.7	12.3	8.5	0.9

Net operating income	$126.1	$121.6	$172.1	$141.9	$29.5

(1)	Net income per common share (basic and diluted) assumes that all participating securities including warrants have been outstanding since the beginning of the period, using the two-class method.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Summary of results.  Net income increased $26.7 million, or 24.1%, to $137.6 million from $110.9 million. Net operating income increased $4.5 million, or 3.7%, to $126.1 million from $121.6 million. This increase was driven by a decrease in the loss ratio in our Group segment, primarily the medical stop-loss ratio which decreased to 54.6% from 66.9% as a result of lower paid claims. This increase was partially offset by lower profitability in our Retirement Services segment due to a decrease in account value as withdrawals of older fixed annuity products exceeded new deposits and decreased interest spreads driven by a decrease in PGAAP reserve amortization, as more fully described in “— Policyholder benefits and claims.”

Premiums.  Premiums consist primarily of revenues from our group life and health and individual life insurance products and COI charges on our universal life insurance and BOLI policies. Premiums decreased $0.1 million, or less than 0.1%, to $397.9 million from $398.0 million. Premiums decreased primarily due to lower premiums in our Group segment, offset by an increase in our Individual segment related to our BOLI block of policies.

Net investment income.  Net investment income represents the income earned on our investments. Net investment income decreased $1.7 million, or 0.2%, to $732.3 million from $734.0 million. Of this decrease, $26.0 million was a result of a decrease in the average invested assets to $17.4 billion from $18.1 billion, primarily in our Retirement Services segment. This decrease was offset by a positive rate variance of $24.3 million due to improved yields which increased to 5.60% from 5.42%. The increase in yield was primarily due to the reinvestment of funds in higher yielding securities, an increase in the yield on short-term investments, strong performance on limited partnerships, the receipt of prepayment consent fees and a reduction in investment advisory rates.

Other revenues.  Other revenues include mortality and expense, surrender and other administrative charges, revenues from our non-insurance businesses and revenues from fee arrangements with our reinsurance partners. Other revenues increased $7.7 million, or 18.0%, to $50.4 million from $42.7 million. The increase is primarily due to increased fee revenue in our broker-dealer operations and an increase in fee revenue related to the acquisition of our newly acquired subsidiary MRM.

Net realized investment gains (losses).  Net realized investment gains (losses) consist of realized gains and losses from the sale or impairment of our investments and unrealized and realized gains from our derivatives instruments, including equity options which provide an economic hedge on our FIA book of business. Net realized investment gains increased $28.7 million, to $23.8 million from a loss of $4.9 million. For the nine months ended September 30, 2007, gross realized gains were $53.0 million and gross realized losses were $29.2 million, including impairments of $8.2 million. For the nine months ended September 30, 2006, gross realized gains were $40.2 million and gross realized losses were $45.1 million, including impairments of $24.4 million.

Policyholder benefits and claims.  Policyholder benefits and claims consist of benefits paid and reserve activity on group life and health and individual life products. In addition, we record, as a reduction of this expense, PGAAP reserve amortization related to our fixed deferred annuities and BOLI policies. The PGAAP reserve is amortized as a reduction to policyholder benefits according to our expected pattern of profitability of the book of business of policies in force on the date of the Acquisition. This pattern resulted in higher PGAAP reserve amortization in the years immediately following the Acquisition. Policyholder benefits and claims decreased $13.3 million, or 6.3%, to $196.5 million from $209.8 million. This decrease was primarily due to a $37.1 million reduction in our Group paid claims, predominantly medical stop-loss claims, offset by a $17.9 million decrease in PGAAP reserve amortization, a $2.6 million increase in Individual paid claims and a $3.0 million increase in Group reserves.

Interest credited.  Interest credited represents interest credited to policyholder reserves and contractholder general account balances. Interest credited decreased $7.0 million, or 1.2%, to $564.9 million from $571.9 million. Of this decrease, $12.3 million was the result of a decrease in fixed account values in our Retirement Services segment, partially offset by a $7.7 million increase related to increasing BOLI account values in our Individual segment.

Interest expense.  Interest expense represents interest on debt. Interest expense will be affected in the fourth quarter of 2007 and in future fiscal years as a result of additional interest expense we will incur from our issuance of CENts in October 2007. We expect to record interest expense from the CENts of $2.7 million in the fourth quarter of 2007, and $13.1 million for the year ended December 31, 2008.

Other underwriting and operating expenses.  Other underwriting and operating expenses represent non-deferrable costs related to the acquisition and ongoing maintenance of insurance and investment contracts, including commissions, policy issuance expenses and other general operating costs. Other underwriting and operating expenses increased $18.0 million, or 9.4%, to $209.9 million from $191.9 million. The increase is primarily due to a $10.6 million increase in corporate shared service expenses, which includes $2.0 million of expenses related to our initial public offering, an increase in employee and related benefit expenses and an increase in various professional services fees including accounting fees and advertising costs. In addition, distribution expenses increased $3.5 million due to an increase in incentive compensation and an increase in distribution employee headcount, and a $2.6 million increase in segment operating expenses related to the acquisition of MRM in the second quarter of 2007 and certain direct segment expenses.

Other underwriting and operating expenses will be affected in the fourth quarter of 2007 and in future fiscal years as a result of equity grants we intend to make under our IPO grant program, which will consist of fully-vested shares that we will issue upon the closing of this offering and restricted stock units and stock options that will vest over four and five years respectively, following this offering. We expect this compensation expense to increase other underwriting and operating expenses by $3.1 million for the fourth quarter of 2007, and by $1.8 million for the year ended December 31, 2008.

Provision for income taxes.  The provision for income taxes increased $7.2 million, to $67.0 million from $59.8 million. The effective tax rate decreased 2.3% to 32.7% from 35.0% due primarily to an increase in the affordable housing credits, a decrease in the adjustment for unrecognized tax benefits and a reduction in provision to return true-up adjustments, offset by the effect of the increase in pre-tax income from continuing operations and non-deductible transaction expenses related to our initial public offering.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Summary of results.  Net income increased by $14.0 million, or 9.6%, to $159.5 million from $145.5 million. Net operating income increased by $30.2 million, or 21.3%, to $172.1 million from $141.9 million, which was primarily due to a decrease in the loss ratio in our Group segment from 67.5% to 59.6% resulting from better underwriting experience. Our results also benefited from an increase in interest spreads on reserves in our Income Annuities segment and, in our Individual segment, improved mortality and an increase in our return on assets on our BOLI policies. This was offset by a decrease in segment pre-tax operating income in Retirement Services.

Premiums.  Premiums decreased $49.8 million, or 8.7%, to $525.7 million from $575.5 million. Premiums in our Group segment decreased $51.0 million, primarily due to higher lapses in our medical stop-loss business and the termination of an assumed reinsurance relationship in 2004.

Net investment income.  Net investment income decreased $9.1 million, or 0.9%, to $984.9 million from $994.0 million. Of this decrease, $36.1 million was the result of a decrease in the average invested assets to $18.0 billion from $18.7 billion, primarily in our Retirement Services segment. This decrease was partially offset by a positive rate variance of $27.0 million due to improved yields which increased to 5.48% from 5.33%. The increase in yield was primarily the result of portfolio rebalancing.

Net realized investment gains.  Net realized investment gains decreased $12.4 million, or 87.9%, to $1.7 million from $14.1 million. For 2006, gross realized gains were $55.1 million and gross realized losses were $53.4 million, including impairments of $25.7 million. For 2005, gross realized gains were $75.5 million and gross realized losses were $61.3 million, including impairments of $7.7 million.

Policyholder benefits and claims.  Policyholder benefits and claims decreased $63.1 million, or 19.3%, to $264.3 million from $327.4 million. This decrease was primarily driven by a $65.2 million decrease in our Group segment’s medical stop-loss paid claims and a $7.1 million decrease in our Individual segment’s claims and benefits, offset by a $9.2 million increase in our Retirement Services segment related to differences in the amount of PGAAP reserve amortization.

Interest credited.  Interest credited decreased $45.0 million, or 5.5%, to $765.9 million from $810.9 million. The decrease was primarily due to a $25.3 million decrease in interest credited in our Retirement Services segment related to a decrease in fixed account values and a $20.7 million decrease in interest credited in our Income Annuities segment due to a decrease in reserves as benefit payments exceeded new deposits, mortality gains and funding services activities.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $12.7 million, or 4.6%, to $260.5 million from $273.2 million. This was primarily due to a $6.7 million decrease in operating expenses and a $7.0 million increase in DAC deferral. The decrease in operating expenses included $2.4 million related to information technology transition and $3.2 million related to distribution expense incurred in 2005.

Interest expense.  Interest expense increased $6.7 million, or 54.0%, to $19.1 million from $12.4 million, due to an increase in our average interest rate of 6.0% in 2006 from the average interest rate of 4.1% in 2005. See “— Liquidity and Capital Resources” for further information.

Amortization of deferred policy acquisition costs.  Amortization of DAC increased $2.7 million, or 22.7%, to $14.6 million from $11.9 million. This was related to an increase in the underlying DAC asset, which increased $39.2 million, or 80%, to $88.2 million from $49.0 million. In connection with the Acquisition, our DAC asset was reset to zero on August 2, 2004 and has subsequently been growing as a result of sales. Our amortization expense is expected to increase as the underlying DAC asset increases.

Provision for income taxes.  The provision for income taxes increased $22.6 million, to $84.5 million from $61.9 million, which reflects an increase of the effective tax rate to 34.6% from 30.0%. In 2005, the effective tax rate of 30.0% reflects a non-recurring tax benefit for the release of a valuation allowance related to the utilization of capital loss carryforwards. In addition, the effective tax rate in 2006 of 34.6% reflects an increase due to a true-up of the permanent tax benefits related to the 2005 federal tax return as filed.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004 (Combined Non-GAAP)

Summary of results.  Net income increased by $89.2 million to $145.5 million from $56.3 million. Net operating income increased by $112.4 million to $141.9 million from $29.5 million. This was primarily related to the $101.5 million charge in 2004 to record the fair value of warrants issued to investors. Net operating income in 2005, benefiting from lower other underwriting and operating expenses as a result of not incurring corporate overhead expenses from Safeco and not incurring Acquisition related expenses. In addition, amortization of deferred policy acquisition costs decreased due to the Acquisition when DAC was reset to zero. These positive factors were partially offset by an increase in the loss ratio in our Group segment from 64.0% to 67.5%.

Premiums.  Premiums decreased $45.6 million, or 7.3%, to $575.5 million from $621.1 million primarily due to decreased premiums in our Group segment which decreased $62.3 million as a result of higher lapses in our medical stop-loss business and the termination of an assumed reinsurance relationship in 2004. This was offset by an increase in our Individual segment premiums of $16.8 million due to a $14.1 million adjustment related to ceded term reinsurance.

Net investment income.  Net investment income decreased $110.8 million, or 10.0%, to $994.0 million from $1,104.8 million. This was related to the Acquisition purchase accounting which resulted in an overall reduction in investment yields for periods subsequent to the Acquisition.

Other revenues.  Other revenues decreased $12.4 million, or 17.5% to $58.6 million from $71.0 million. This was primarily due to a $4.0 million decrease in our Retirement Services segment fees related to our variable annuities. In addition, in 2004 our Individual segment recorded a $5.9 million favorable adjustment related to ceded term reinsurance expense allowances, which increased 2004 other revenue.

Net realized investment gains.  Net realized investment gains decreased $27.8 million, or 66.3%, to $14.1 million from $41.9 million. For 2005, gross realized gains were $75.5 million and gross realized losses were $61.3 million, including impairments of $7.7 million. For 2004, gross realized gains were $110.7 million and gross realized losses were $68.8 million, including impairments of $10.4 million.

Policyholder benefits and claims.  Policyholder benefits and claims decreased $23.7 million, or 6.8%, to $327.4 million from $351.1 million. This decrease was primarily due to a $24.5 million decrease in our Group segment’s reserves, which corresponds with a related decrease in premium and a $10.0 million decrease, which relates to having a full year in the Retirement Services segment’s PGAAP reserve amortization. This was offset by a $10.8 million increase in our Individual segment related to an increase in claims and an adjustment in reserves for a bonus interest feature on one of our universal life, or UL, products.

Interest credited.  Interest credited decreased $105.7 million, or 11.5%, to $810.9 million from $916.6 million. This decrease was due to a $53.1 million decrease in interest credited in our Retirement Services segment related to a decrease in fixed account values, a $46.4 million decrease in interest credited in our Income Annuities segment related to PGAAP and a $6.2 million decrease in interest credited in our Individual segment related to BOLI claims experience, which impacts the credited interest rate.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $32.4 million, or 10.6%, to $273.2 million from $305.6 million. This was primarily due to a $17.8 million decrease in our Group segment’s commission and premium tax expense, corresponding to our lower sales. The 2005 other underwriting and operating expenses reflected are not comparable to 2004 during which Safeco Corporation allocated us costs for the first seven months of 2004 and charged us for transition services for the remaining five months of 2004.

Fair value of warrants issued to investors.  In connection with the Acquisition, on August 2, 2004, we issued warrants to the two lead investors to purchase 18,975,744 shares of common stock at an exercise price of $11.49 per share. We recorded the $101.5 million estimated fair value of the warrants as an expense during the year ended December 31, 2004.

Interest expense.  Interest expense increased $8.9 million, to $12.4 million from $3.5 million. This increase in interest expense was related to the Acquisition. Prior to August 2, 2004, we had no debt obligations. On August 2, 2004, we borrowed $300.0 million against a revolving credit facility to purchase the life and investment companies. The increase in interest expense reflects twelve months of interest expense in 2005 compared to five months in 2004.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs decreased $23.9 million, or 66.8%, to $11.9 million from $35.8 million. The deferred policy acquisition costs asset was reset to zero on August 2, 2004 in connection with the Acquisition resulting in lower DAC amortization in the subsequent periods. The 2004 expense includes $1.6 million of expense for the five-month period subsequent to the Acquisition.

Intangible asset amortization.  Intangible asset amortization decreased $4.9 million, or 100%, to zero from $4.9 million as a result of intangible assets being reset to zero on the acquisition date.

Provision for income taxes.  The provision for income taxes decreased $1.5 million, to $61.9 million from $63.4 million which reflects an effective tax rate decrease to 30.0% from 52.9%. The 2005 effective rate of 30.0% reflects a non-recurring tax benefit of the release of a tax valuation allowance related to the utilization of capital loss carryforward. The 2004 effective tax rate of 52.9% was significantly in excess of the statutory rate of 35.0% due to the GAAP expense associated with the issuance of the warrant certificates, of which the majority is not deductible for tax purposes. This increase in the 2004 effective rate was offset by the completion of an IRS audit cycle for tax years 1998 through 2001 and the related favorable adjustment of $8.7 million.

Group

The following table sets forth the results of operations relating to our Group segment:

			Year Ended December 31,
	Nine Months				Combined
	Ended September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions)

Revenues:
Premiums	$293.1	$294.0	$387.3	$438.3	$500.6
Net investment income	13.5	13.5	18.0	19.3	22.4
Other revenues	10.7	8.0	10.2	11.8	14.0
Net realized investment gains (losses)	(0.1)	—	(0.1)	(0.1)	0.1

Total revenues	317.2	315.5	415.4	469.3	537.1
Benefits and Expenses:
Policyholder benefits and claims	157.7	186.9	230.8	296.0	320.5
Other underwriting and operating expenses	82.8	77.9	105.7	115.3	133.1
Amortization of deferred policy acquisition costs	6.4	8.4	10.9	10.5	11.9
Intangible asset amortization	0.2	—	—	—	0.8

Total benefits and expenses	247.1	273.2	347.4	421.8	466.3

Segment pre-tax income	$70.1	$42.3	$68.0	$47.5	$70.8

			Year Ended December 31,
	Nine Months				Combined
	Ended September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions)

Non-GAAP Financial Measures:
Segment pre-tax operating income	$70.2	$42.3	$68.1	$47.6	$70.7

Reconciliation to segment pre-tax income:
Segment pre-tax income	$70.1	$42.3	$68.0	$47.5	$70.8
Less: Net realized investment gains (losses)	(0.1)	—	(0.1)	(0.1)	0.1
Add:
Net realized and unrealized investment gains on FIA options	—	—	—	—	—
Net realized and unrealized investment gains on equity securities	—	—	—	—	—

Segment pre-tax operating income	$70.2	$42.3	$68.1	$47.6	$70.7

The following table sets forth unaudited selected historical operating metrics relating to our Group segment for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and Combined 2004 (non-GAAP):

			Year Ended December 31,
	Nine Months Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(In millions)

Group loss ratio(1)	53.8%	63.6%	59.6%	67.5%	64.0%
Expense ratio(2)	27.8%	27.0%	27.7%	26.4%	24.0%

Combined ratio(3)	81.6%	90.6%	87.3%	93.9%	88.0%

Medical stop-loss — loss ratio(4)	54.6%	66.9%	62.4%	69.4%	62.3%
Total sales(5)	$75.1	$60.4	$69.1	$81.9	$84.1

(1)	Group loss ratio represents policyholder benefits and claims divided by premiums earned.

(2)	Expense ratio is equal to other underwriting and operating expenses of our insurance operations and amortization of DAC divided by premiums earned.

(3)	Combined ratio is equal to the sum of the loss ratio and the expense ratio.

(4)	Medical stop-loss — loss ratio represents medical stop-loss policyholder benefits and claims divided by medical stop-loss premiums earned.

(5)	Total sales represents annualized first-year premiums for group life and health policies and represents earned premiums for our limited medical benefit policies.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Group summary of results.  Our Group segment’s pre-tax income increased $27.8 million, or 65.7%, to $70.1 million from $42.3 million. Segment pre-tax operating income increased $27.9 million, or 66.0%, to $70.2 million from $42.3 million. This increase was primarily due to lower paid claims, which was reflected in the reduction of our medical stop-loss loss ratio to 54.6% from 66.9%. Lower paid claims were driven by a decrease in the number or frequency of medical stop-loss paid claims which decreased by approximately 22% for the nine months ended September 30, 2007 as compared to the same period in 2006.

Premiums.  Premiums decreased $0.9 million, or 0.3%, to $293.1 million from $294.0 million. Premiums decreased $1.8 million due to decreased sales of our limited medical benefits product and $1.1 million due to policy lapses of retired products. This decrease was partially offset by a $1.4 million increase in stop-loss premiums as a result of increased sales.

Other revenues.  Other revenues increased $2.7 million, or 33.8%, to $10.7 million from $8.0 million. Our newly acquired subsidiary, MRM, generated revenues of $4.0 million, partially offset by a $1.3 million decrease in revenues from our third party administrator as a result of lower production.

Policyholder benefits and claims.  Policyholder benefits and claims decreased $29.2 million, or 15.6%, to $157.7 million from $186.9 million. Paid claims decreased $37.1 million, partially offset by a $3.0 increase in reserves. In addition, reserves decreased $4.2 million in 2006 related to a block of assumed medical stop-loss policies in run-off. The decrease in paid claims is primarily related to strong underwriting results in 2007 as well as a decrease of approximately 22% in the number of paid medical stop-loss claims between the nine months ended September 30, 2007 as compared to the same period in 2006. The increase in reserves is the net impact of increases related to changes in distribution mix partially offset by updates to assumptions within the reserve models.

Other underwriting and operating expenses.  Other underwriting and operating expenses increased $4.9 million, or 6.3%, to $82.8 million from $77.9 million. This increase was primarily due to increases in direct expenses due to the acquisition of MRM, increases in sales incentive compensation and increases in allocated corporate expenses of $3.8 million and $1.5 million, respectively, and a $1.9 million reduction in DAC deferrals. This increase was partially offset by $2.9 million of decreased commissions, which was related to lower average commission costs on business written in 2007.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs decreased $2.0 million, or 23.8%, to $6.4 million from $8.4 million. This decrease was related to a decrease in the underlying DAC asset, which decreased to $3.4 million from $4.6 million at September 30, 2006 due to a refinement in our methodology for measuring deferrable expense in 2007 which decreased DAC deferrals.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Group summary of results.  Our Group segment pre-tax income increased $20.5 million, or 43.2%, to $68.0 million from $47.5 million. Segment pre-tax operating income increased $20.5 million, or 43.1%, to $68.1 million from $47.6 million. This increase was primarily due to lower paid claims, which was reflected in the reduction of our loss ratio to 59.6% from 67.5%.

Premiums.  Premiums decreased $51.0 million, or 11.6%, to $387.3 million from $438.3 million. Premiums decreased $32.6 million due to higher lapses in our medical stop-loss business and lower new sales due to disciplined pricing in an aggressive pricing environment and $15.2 million due to the termination of an assumed reinsurance relationship at the end of 2004. Group life premiums decreased $8.2 million because we entered into a reinsurance arrangement where we cede 50% of premium and risk. Over the long run we expect this reinsurance arrangement will enable us to become more competitive in group life insurance. Partially offsetting these decreases was a $5.0 million increase related to increased sales of our limited medical benefits product.

Policyholder benefits and claims.  Policyholder benefits and claims decreased $65.2 million, or 22.0%, to $230.8 million from $296.0 million. The decrease in total benefits and claims was primarily related to a decrease in the book of business, as indicated by the $51.0 million decrease in premiums described above. In addition, the 2006 loss ratio decreased 7.9% from 2005 due to a decrease in paid claims of $69.7 million. The lower total loss ratio was driven by the 2006 favorable paid claims experience and the corresponding impact on assumptions within the reserve models.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $9.6 million, or 8.3%, to $105.7 million from $115.3 million in 2005. This decrease was due to a $7.0 million decrease in operating expenses, and a $5.0 million decrease in commission and premium tax expense, offset by decreased DAC deferrals, consistent with decreased premiums.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 (Combined Non-GAAP)

Group summary of results.  Our Group segment pre-tax income decreased $23.3 million, or 32.9%, to $47.5 million from $70.8 million. Segment pre-tax operating income decreased $23.1 million, or 32.7%, to

$47.6 million from $70.7 million. This decrease was primarily due to an increase in the loss ratio to 67.5% from 64.0%. During a period of aggressive industry pricing, we have maintained a disciplined underwriting and pricing strategy for targeted returns, which has resulted in a reduction in the size of our medical stop-loss premiums written and, correspondingly, policyholder benefits and claims.

Premiums.  Premiums decreased $62.3 million, or 12.4%, to $438.3 million from $500.6 million. Premiums decreased $26.4 million due to higher lapses in our medical stop-loss business and lower new sales. We relinquished $26.7 million in premiums due to our decision to terminate an assumed reinsurance relationship in the fourth quarter of 2004 because we were not confident in the direction of underwriting and pricing at the ceding company. We also relinquished $14.8 million in premiums due to our decision to not renew a significant group life policy on December 31, 2004 because the employees were concentrated in a small geographic location, potentially exposing us to a significant claim in the event of a catastrophic event.

Policyholder benefits and claims.  Policyholder benefits and claims decreased $24.5 million, or 7.6%, to $296.0 million from $320.5 million. The decrease in total claims was primarily related to a declining book of business, as indicated by the $62.3 million decrease in premiums described above. The total loss ratio increased from 64.0% to 67.5% due to higher paid claim experience of $3.7 million and the corresponding impact of assumptions within the reserve models. In addition, reserves were increased during 2004 mainly as a result of the integration to a single reserve methodology for acquired books of business and direct written medical-stop loss business.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $17.8 million, or 13.4%, to $115.3 million from $133.1 million. In 2005, commission and premium tax expenses were lower consistent with lower premiums. In addition, the 2004 results include higher corporate expense allocations from Safeco Corporation and the allocation of expenses related to the Acquisition. The 2005 other underwriting and operating expenses reflected are not comparable to 2004 during which Safeco Corporation allocated us costs for the first seven months of 2004 and charged us for transition services for the remaining five months of 2004.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs decreased $1.4 million, or 11.8%, to $10.5 million from $11.9 million. In connection with the Acquisition, our DAC asset was reset to zero on August 2, 2004. Our 2004 amortization included seven months of DAC amortization prior to the Acquisition.

Retirement Services

The following table sets forth the results of operations relating to our Retirement Services segment:

	Nine Months		Year Ended December 31,
	Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions)
Revenues:
Premiums	$—	$0.1	$0.1	$0.1	$0.2
Net investment income	185.0	204.3	269.8	292.8	349.2
Other revenues	18.4	16.4	22.8	23.2	27.2
Net realized investment gains (losses)	(6.4)	(19.1)	(17.0)	(17.1)	6.5

Total revenues	197.0	201.7	275.7	299.0	383.1

	Nine Months		Year Ended December 31,
	Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions)
Benefits and Expenses:
Policyholder benefits and claims	(6.0)	(14.5)	(16.5)	(25.7)	(15.7)
Interest credited	126.1	138.4	186.2	211.5	264.6
Other underwriting and operating expenses	52.4	45.6	61.7	62.6	63.5
Amortization of deferred policy acquisition costs	5.1	0.6	1.1	0.1	16.5
Intangible asset amortization	—	—	—	—	0.8

Total benefits and expenses	177.6	170.1	232.5	248.5	329.7

Segment pre-tax income	$19.4	$31.6	$43.2	$50.5	$53.4

Non-GAAP Financial Measures:
Segment pre-tax operating income	$26.6	$50.4	$62.4	$63.2	$46.3

Reconciliation to segment pre-tax income:
Segment pre-tax income	$19.4	$31.6	$43.2	$50.5	$53.4
Less: Net realized investment gains (losses)	(6.4)	(19.1)	(17.0)	(17.1)	6.5
Add:
Net realized and unrealized investment gains (losses) on FIA options	0.8	(0.3)	2.2	(4.4)	(0.6)
Net realized and unrealized investment gains on equity securities	—	—	—	—	—

Segment pre-tax operating income	$26.6	$50.4	$62.4	$63.2	$46.3

The following table sets forth unaudited selected historical operating metrics relating to our Retirement Services segment as of, or for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and Combined 2004 (non-GAAP):

			Year Ended December 31,
	Nine Months Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(In millions)

Account values — Fixed annuities	$4,520.1	$5,131.4	$4,922.5	$5,580.8	$6,416.4
Account values — Variable annuities	1,133.3	1,068.8	1,115.5	1,074.5	1,114.8
PGAAP reserve balance	12.2	20.5	18.4	35.3	62.3
Interest spread on average account values(1)	1.69%	1.81%	1.76%	1.58%	1.59%
Total sales(2)	$429.9	$432.7	$573.2	$390.4	$326.6

(1)	Interest spread is the difference between net investment yield earned and the credited interest rate to policyholders. The investment yield is the approximate yield on invested assets in the general account attributed to the segment. The credited interest rate is the approximate rate credited on policyholder fixed account values within the segment. Interest credited is subject to contractual terms, including minimum guarantees. Interest spread tends to move gradually over time to reflect market interest rate movements and may reflect actions by management to respond to competitive pressures and profit targets.

(2)	Total sales represent deposits for new policies.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Retirement Services summary of results.  Our Retirement Services segment pre-tax income decreased $12.2 million, or 38.6%, to $19.4 million from $31.6 million. Segment pre-tax operating income decreased $23.8 million, or 47.2%, to $26.6 million from $50.4 million. The decrease in segment pre-tax operating income is due to a decline in the account value of fixed annuities as withdrawals exceeded new deposits, a decrease in interest spread on average account value driven by lower amortization of the PGAAP reserve, increased operating expenses and increased DAC amortization. The interest spread on average account value includes the impact of PGAAP amortization. Interest spreads, without PGAAP amortization, have increased due to the addition of business with higher pricing spreads and improved yields on supporting assets.

Net investment income.  Net investment income decreased $19.3 million, or 9.4%, to $185.0 million from $204.3 million. Of this decrease, $26.7 million was the result of a decrease in the average invested assets to $4.8 billion from $5.5 billion. This decrease was partially offset by a positive rate variance of $7.4 million due to improved yields related to our investment portfolio rebalancing strategy, which increased to 5.14% from 4.94%.

Other revenues.  Other revenues increased $2.0 million, or 12.2%, to $18.4 million from $16.4 million. This increase consisted primarily of asset-based fee revenue received in our affiliated broker-dealer operation.

Net realized investment gains (losses).  Net realized investment losses decreased $12.7 million, or 66.5%, to $(6.4) million from $(19.1) million. For the nine months ended September 30, 2007, gross realized gains were $7.2 million and gross realized losses were $13.6 million, including impairments of $3.9 million. For the nine months ended September 30, 2006, gross realized gains were $3.9 million and gross realized losses were $23.0 million, including impairments of $11.4 million.

Policyholder benefits and claims.  Policyholder benefits and claims increased $8.5 million, or 58.6%, to $(6.0) million from $(14.5) million. This increase was primarily driven by differences in the amount of PGAAP reserve amortization. The PGAAP reserve is amortized as a reduction to policyholder benefits according to our expected pattern of profitability of the book of business of policies in force at the time of the Acquisition. This pattern resulted in higher PGAAP reserve amortization in the years immediately following the Acquisition.

Interest credited.  Interest credited decreased $12.3 million, or 8.9%, to $126.1 million from $138.4 million. This decrease was primarily due to a decrease in fixed account values as withdrawals exceeded deposits, partially offset by improved persistency of higher crediting rate products.

Other underwriting and operating expenses.  Other underwriting and operating expenses increased $6.8 million, or 14.9%, to $52.4 million from $45.6 million. This increase was primarily due to a $3.3 million increase in allocated corporate expenses, a $1.9 million increase in distribution expenses, a $0.7 million increase in commission expenses, and a $0.6 million reduction in DAC deferrals.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs increased $4.5 million, to $5.1 million from $0.6 million. This increase was related to an increase in the underlying DAC asset, which increased to $73.1 million from $46.8 million at September 30, 2006. In connection with the Acquisition, our DAC asset was reset to zero on August 2, 2004 and has subsequently been growing as a result of sales of our insurance products. Our amortization expense is expected to increase as the underlying DAC asset increases.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Retirement Services summary of results.  Our Retirement Services segment pre-tax income decreased $7.3 million, or 14.5%, to $43.2 million from $50.5 million due to decreases in our fixed account values of 11.8%, offset by an increase in our interest spread on average account values. Segment pre-tax operating income decreased $0.8 million, or 1.3%, to $62.4 million from $63.2 million.

Net investment income.  Net investment income decreased $23.0 million, or 7.9%, to $269.8 million from $292.8 million. Net investment income decreased $37.0 million primarily due to a decline in the average invested assets to $5.4 billion from $6.2 billion. This was partially offset by a positive rate variance of $14.0 million due to improved yields related to our investment portfolio rebalancing strategy, which increased to 4.97% from 4.71%.

Net realized investment (losses).  Net realized investment losses decreased $0.1 million, or 0.6%, to $(17.0) million from $(17.1) million. In 2006, gross realized gains were $8.7 million, including $2.2 million related to FIA options and gross realized losses were $25.7 million, including impairments of $11.8 million. In 2005, gross realized gains were $25.5 million and gross realized losses were $42.6 million, including impairments of $6.6 million and $4.4 million related to the FIA options. In 2006, realized gains on FIA options increased $6.6 million, which offset the increase in interest credited on FIA contracts.

Policyholder benefits and claims.  Policyholder benefits and claims increased $9.2 million, or 35.8%, to $(16.5) million from $(25.7) million. This was driven by a reduction in the benefit received from the differences in the amount of PGAAP reserve amortization.

Interest credited.  Interest credited decreased $25.3 million, or 12.0%, to $186.2 million from $211.5 million. This decrease was primarily due to a decrease in contractholder account values, but offset by a $5.5 million increase in FIA interest credited.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs increased $1.0 million to $1.1 million from $0.1 million. This was related to an increase in the underlying DAC asset, which increased to $54.5 million from $25.5 million at December 31, 2005. In connection with the Acquisition, our DAC asset was reset to zero on August 2, 2004 and has subsequently been growing as a result of sales of our insurance products. Our amortization expense is expected to increase as the underlying DAC asset increases.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 (Combined Non-GAAP)

Retirement Services summary of results.  Our Retirement Services segment pre-tax income decreased $2.9 million, or 5.4%, to $50.5 million from $53.4 million. Segment pre-tax operating income increased $16.9 million, or 36.5% to $63.2 million from $46.3 million. This was primarily due to reduced DAC amortization.

Net investment income.  Net investment income decreased $56.4 million, or 16.2%, to $292.8 million from $349.2 million. This decrease was related to the Acquisition purchase accounting, which resulted in an overall reduction in investment yields for periods subsequent to the purchase date. We subsequently implemented an investment portfolio rebalancing strategy, which improved investment yields.

Other revenues.  Other revenues decreased $4.0 million, or 14.7%, to $23.2 million from $27.2 million. This decrease was primarily due to a $3.3 million decrease of mutual fund fees related to variable annuities resulting from the sale of mutual funds operation in 2004. Such fees were not received in 2005.

Net realized investment gains (losses).  Net realized investment gains decreased $23.6 million to $(17.1) million from $6.5 million. The 2005 gross realized gains were $25.5 million and gross realized losses were $42.6 million, including impairments of $6.6 million. The 2004 realized gains were $50.8 million and gross realized losses were $44.2 million, including impairments of $5.0 million. In 2004, we repositioned the asset portfolio to more effectively match the duration of our liabilities. This activity generated realized gains that were not repeated in 2005.

Policyholder benefits and claims.  Policyholder benefits and claims decreased $10.0 million, or 63.7%, to $(25.7) million from $(15.7) million. This was driven by an increase in the benefit received from the change in the PGAAP reserve. The 2004 PGAAP reserve reduction represented a five month period compared to twelve months in 2005.

Interest credited.  Interest credited decreased $53.1 million, or 20.1%, to $211.5 million from $264.6 million. This decrease was primarily due to a decrease in contractholder account values.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $0.9 million, or 1.4%, to $62.6 million from $63.5 million. The 2005 other underwriting and operating expenses reflected are not comparable to 2004 during which Safeco Corporation allocated us costs for the first seven months of 2004 and charged us for transition services for the remaining five months of 2004.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs decreased $16.4 million, or 99.4%, to $0.1 million from $16.5 million. In connection with the Acquisition, our DAC asset was reset to zero on August 2, 2004. Our 2004 amortization included seven months of DAC amortization prior to the Acquisition.

Income Annuities

The following table sets forth the results of operations relating to our Income Annuities segment:

			Year Ended December 31,
	Nine Months				Combined
	Ended September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions)

Revenues:
Net investment income	$331.9	$326.1	$439.0	$441.4	$474.4
Other revenues	0.6	0.6	0.8	0.5	0.5
Net realized investment gains	27.1	14.8	16.8	17.4	9.5

Total revenues	359.6	341.5	456.6	459.3	484.4

Benefits and Expenses:
Interest credited	278.0	280.0	371.8	392.5	438.9
Other underwriting and operating expenses	17.1	15.8	21.6	19.4	16.8
Amortization of deferred policy acquisition costs	0.8	0.5	0.6	0.3	—

Total benefits and expenses	295.9	296.3	394.0	412.2	455.7

Segment pre-tax income	$63.7	$45.2	$62.6	$47.1	$28.7

Non-GAAP Financial Measures:
Segment pre-tax operating income	$42.0	$42.2	$64.7	$42.8	$20.5

Reconciliation to segment pre-tax income:
Segment pre-tax income	$63.7	$45.2	$62.6	$47.1	$28.7
Less: Net realized investment gains	27.1	14.8	16.8	17.4	9.5
Add:
Net realized and unrealized investment gains on FIA options	—	—	—	—	—
Net realized and unrealized investment gains on equity securities	5.4	11.8	18.9	13.1	1.3

Segment pre-tax operating income	$42.0	$42.2	$64.7	$42.8	$20.5

The following table sets forth unaudited selected historical operating metrics relating to our Income Annuities segment as of, or for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005, and Combined 2004 (non-GAAP):

			Year Ended December 31,
	Nine Months Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(In millions)

Reserves(1)	$6,927.1	$7,045.3	$7,012.6	$7,176.0	$7,285.0
Interest spread on reserves(2)	0.69%	0.68%	0.76%	0.67%	0.16%
Mortality gains(3)	$1.0	$3.9	$6.3	$0.8	$3.8
Total sales(4)	101.2	68.8	96.6	93.1	76.0

(1)	Reserves represent the present value of future income annuity benefits and assumed expenses, discounted by the assumed interest rate. This metric represents the amount of our in-force book of business.

(2)	Interest spread is the difference between net investment yield earned and the credited interest rate on policyholder reserves. The investment yield is the approximate yield on invested assets in the general account attributed to the segment. This yield includes both realized and unrealized gains on our equity investments that back the policyholder reserves. The credited interest rate is the approximate rate credited on policyholder reserves within the segment and excludes the gains and losses from funding services and mortality.

(3)	Mortality gains (losses) represents the difference between actual and expected reserves released on death of a life contingent annuity.

(4)	Sales represent deposits for new policies.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Income Annuities summary of results.  Our Income Annuities segment pre-tax income increased $18.5 million, or 40.9%, to $63.7 million from $45.2 million. Segment pre-tax operating income decreased $0.2 million, or 0.5%, to $42.0 million from $42.2 million. Segment pre-tax operating income decreased due to a $6.9 million reduction in net realized and unrealized gains on equity securities. The Income Annuities reserve covers payout commitments that extend well beyond 40 years. We invest in equities and equity-like investments to fund the longest part of this liability. The Income Annuities’ equity portfolio underperformed the S&P 500 by 0.6% for the nine months ended September 30, 2007. This decrease was offset by a $5.8 million increase in net investment income driven by improved net investment yields primarily from the reinvestment of funds in higher yielding securities, strong performance on limited partnerships, and a reduction in investment advisory rates.

Net investment income.  Net investment income increased $5.8 million, or 1.8%, to $331.9 million from $326.1 million. Of this increase, $10.4 million related to positive rate variances from improved yields which increased to 6.18% from 5.98%. This was partially offset by a $4.6 million decrease, which was the result of a decrease in the average invested assets to $7.2 billion from $7.3 billion. The increase in yield was primarily due to the reinvestment of funds in higher yielding securities, strong performance on limited partnerships, and a reduction in investment advisory rates.

Net realized investment gains (losses).  Net investment gains increased $12.3 million, or 83.1%, to $27.1 million from $14.8 million. For the nine months ended September 30, 2007, gross realized gains were $35.1 million and gross realized losses were $8.0 million, including impairments of $1.6 million. For the nine months ended September 30, 2006, gross realized gains were $27.1 million and gross realized losses were $12.3 million, including impairments of $8.8 million. We had higher realized gains in 2007 primarily due to gains on certain significant tender offers related to certain fixed maturities in our investment portfolio.

Interest credited.  Interest credited decreased $2.0 million, or 0.7%, to $278.0 million from $280.0 million. Of this decrease, $4.1 million was due to a decrease in reserves as a result of benefit payments exceeding new deposits and $1.9 million related to funding services activity. This was partially offset by a decrease in mortality gains of $2.9 million.

Other underwriting and operating expenses.  Other underwriting and operating expenses increased $1.3 million, or 8.2%, to $17.1 million from $15.8 million. This increase was mainly due to a $1.1 million increase in allocated corporate expenses.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Income Annuities summary of results.  Our Income Annuities segment pre-tax income increased $15.5 million, or 32.9%, to $62.6 million from $47.1 million. This was due to an increase in mortality gains, increased interest spread on reserves from improved yields and funding services activity. Segment pre-tax operating income increased $21.9 million, or 51.2%, to $64.7 million from $42.8 million. This was due to the increase in segment pre-tax income and $5.8 million increase in net realized and unrealized investment gains on equity securities. Our total equity portfolio, mainly in Income Annuities, outperformed the S&P 500 by 10.3% and 26.0% for the years ended December 31, 2006 and 2005, respectively.

Net investment income.  Net investment income decreased $2.4 million, or 0.5%, to $439.0 million from $441.4 million. Of this decrease, $6.3 million was related to a decrease in the average invested assets, which decreased to $7.2 billion at December 31, 2006 from $7.4 billion at December 31, 2005. This decrease was offset by a $3.9 million increase related to improved yields, which increased to 6.06% from 6.00%.

Net realized investment gains.  Net realized investment gains decreased $0.6 million, or 3.4%, to $16.8 million from $17.4 million. In 2006, gross realized gains were $32.9 million and gross realized losses were $16.0 million, including impairments of $9.4 million. In 2005, gross realized gains were $27.0 million and gross realized losses were $9.6 million, including impairments of $0.3 million.

Interest credited.  Interest credited decreased $20.7 million, or 5.3%, to $371.8 million from $392.5 million. This decrease was due to a decrease in reserves as a result of benefit payments exceeding new deposits, favorable mortality gains and funding services activity.

Other underwriting and operating expenses.  Other underwriting and operating expenses increased $2.2 million, or 11.3%, to $21.6 million from $19.4 million. The increase of $2.2 million was primarily due to the launching of our funding services operations in mid 2005.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs increased $0.3 million, or 100.0%, to $0.6 million from $0.3 million. This increase in amortization was related to an increase in the underlying DAC asset, which increased to $6.8 million from $4.3 million. Our DAC asset has been growing since the Acquisition as a result of sales of our insurance products. Our amortization expense was expected to increase as the underlying DAC asset increases.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 (Combined Non-GAAP)

Income Annuities summary of results.  Our Income Annuities segment pre-tax income increased $18.4 million, or 64.1%, to $47.1 million from $28.7 million and segment pre-tax operating income increased $22.3 million, to $42.8 million from $20.5 million. The segment pre-tax operating income increased due to an increase in our interest spread on reserves and an $11.8 million increase in net realized and unrealized investment gains on equity securities. We gradually built up our equity portfolio over the course of 2005.

Net investment income.  Net investment income decreased $33.0 million, or 7.0%, to $441.4 million from $474.4 million. This decrease was primarily related to the Acquisition purchase accounting, which resulted in an overall reduction in investment yields for periods subsequent to the Acquisition.

Net realized investment gains.  Net realized investment gains increased $7.9 million, or 83.2%, to $17.4 million from $9.5 million. In 2005, gross realized gains were $27.0 million and gross realized losses were $9.6 million, including impairments of $0.3 million. In 2004, gross realized gains were $23.3 million and gross realized losses were $13.8 million, including impairments of $2.6 million.

Interest credited.  Interest credited decreased $46.4 million, or 10.6%, to $392.5 million from $438.9 million. The credited rate inherent in the reserves was reduced as a result of purchase accounting.

Other underwriting and operating expenses.  Other underwriting and operating expenses increased $2.6 million, or 15.5%, to $19.4 million from $16.8 million. This increase was primarily due to increased professional services fees and costs of launching our funding services operations. The 2005 other underwriting and operating expenses reflected are not comparable to 2004 during which Safeco Corporation allocated us costs for the first seven months of 2004 and charged us for transition services for the remaining five months of 2004.

Individual

The following table sets forth the results of operations relating to our Individual segment:

			Year Ended December 31,
	Nine Months				Combined
	Ended September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions)

Revenues:
Premiums	$104.8	$103.9	$138.3	$137.1	$120.3
Net investment income	181.4	172.2	232.8	222.6	228.3
Other revenues	10.9	9.9	12.9	14.0	21.0
Net realized investment gains (losses)	(1.6)	(3.9)	(3.8)	1.3	8.0

Total revenues	295.5	282.1	380.2	375.0	377.6
Benefits and Expenses:
Policyholder benefits and claims	44.8	37.4	50.0	57.1	46.3
Interest credited	161.4	153.7	208.2	206.9	213.1
Other underwriting and operating expenses	43.1	42.5	57.4	61.4	64.6
Amortization of deferred policy acquisition costs	1.9	1.5	2.0	1.0	7.4
Intangible asset amortization	—	—	—	—	1.7

Total benefits and expenses	251.2	235.1	317.6	326.4	333.1

Segment pre-tax income	$44.3	$47.0	$62.6	$48.6	$44.5

Non-GAAP Financial Measures:
Segment pre-tax operating income	$45.9	$50.9	$66.4	$47.3	$36.5

Reconciliation to segment pre-tax income:
Segment pre-tax income	$44.3	$47.0	$62.6	$48.6	$44.5
Less: Net realized investment gains (losses)	(1.6)	(3.9)	(3.8)	1.3	8.0
Add:
Net realized and unrealized investment gains on FIA options	—	—	—	—	—
Net realized and unrealized investment gains on equity securities	—	—	—	—	—

Segment pre-tax operating income	$45.9	$50.9	$66.4	$47.3	$36.5

The following table sets forth unaudited selected historical operating metrics relating to our Individual segment as of, or for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and Combined 2004 (non-GAAP):

			Year Ended December 31,
	Nine Months Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(In millions)

Insurance in force(1)	$52,214.1	$52,310.5	$52,295.3	$51,796.9	$50,499.3
Mortality ratio(2)	87.1%	79.8%	74.7%	79.4%	79.6%
BOLI account value(3)	$3,488.6	$3,314.3	$3,346.8	$3,224.6	$3,115.2
UL account value(3)	572.5	562.9	565.1	561.1	561.2
PGAAP reserve balance	65.3	81.0	77.1	94.5	115.0
BOLI ROA(4)	1.25%	1.17%	1.18%	0.97%	1.04%
UL interest spread(5)	1.17%	1.34%	1.31%	0.66%	1.51%
Total sales(6)	$10.6	$6.9	$9.3	$11.8	$14.8

(1)	Insurance in force represents dollar face amounts of policies.

(2)	Mortality ratio represents actual mortality experience as a percentage of benchmark. Benchmark is based on the 90-95 Society of Actuaries, or SOA, mortality table applied to current in force business. This ratio excludes BOLI mortality experience.

(3)	Account Value — BOLI Accounts and UL represents Symetra’s liability to the policyholder.

(4)	The BOLI ROA is a measure of the gross margin on our BOLI book of business. This metric is calculated as the difference between our BOLI revenue earnings rate and our BOLI policy benefits rate. The revenue earnings rate is calculated as total revenues net of allocated surplus investment income divided by average invested assets. The policy benefits rate is calculated as total policy benefits divided by average account value. The policy benefits used in this metric do not include expenses.

(5)	Interest spread is the difference between the investment yield earned and the credited interest rate to policyholders. The investment yield is the approximate yield on invested assets in the general account attributed to the UL policies. The credited interest rate is the approximate rate credited on UL policyholder fixed account values. Interest credited to UL policyholders’ account values is subject to contractual terms, including minimum guarantees. Interest credited tends to move gradually over time to reflect market interest rate movements and may reflect actions by management to respond to competitive pressures and profit targets.

(6)	Total sales represent annualized first year premiums and deposits for new policies.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Individual Summary of Results.  Our Individual segment pre-tax income decreased $2.7 million, or 5.7%, to $44.3 million from $47.0 million. Segment pre-tax operating income decreased $5.0 million, or 9.8%, to $45.9 million from $50.9 million. This decrease was primarily due to an increase in mortality in 2007 compared to 2006 and reserve increases, partially offset by increased BOLI ROA on growing BOLI and higher UL account values and improved investment yields.

Premiums.  Premiums increased $0.9 million, or 0.9%, to $104.8 million from $103.9 million. This is primarily due to a $1.8 million increase in BOLI COI charges, partially offset by a $1.6 million decrease in term life premiums.

Net investment income.  Net investment income increased $9.2 million, or 5.3%, to $181.4 million from $172.2 million. Of this increase, $4.5 million was a result of an increase in the average invested assets to $4.5 billion from $4.4 billion. This increase was enhanced by a positive rate variance of $4.7 million due to improved yields which increased to 5.37% from 5.23%. The increase in yield was primarily due to the reinvestment of funds in higher yielding securities, an increase in the yield on short-term investments and a reduction in investment advisory rates.

Net realized investment gains (losses).  Net realized investment losses decreased $2.3 million to $(1.6) million from $(3.9) million. For the nine months ended September 30, 2007, gross realized gains were $1.8 million and gross realized losses were $3.4 million, including impairments of $1.8 million. For the nine months ended September 30, 2006, gross realized gains were $1.6 million and gross realized losses were $5.5 million, including impairments of $2.9 million.

Policyholder benefits and claims.  Policyholder benefits and claims increased $7.4 million, or 19.8%, to $44.8 million from $37.4 million. Claims increased $2.6 million mainly related to UL and BOLI general account claims. Reserves increased $4.8 million due to changes in reserve assumptions and a refinement of our reserve methodology implemented in connection with an actuarial reserving software conversion and a reduction in the benefit received from PGAAP reserve amortization, partially offset by a decrease of our term life reserves due to a reduction in the block size.

Interest credited.  Interest credited increased $7.7 million, or 5.0%, to $161.4 million from $153.7 million. This increase was primarily due to an increase in our BOLI account values and new BOLI sales, offset by decreased interest related to our BOLI separate account policies, for which policyholder interest credited is adjusted based on claims experience.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Individual summary of results.  Our Individual segment pre-tax income increased $14.0 million, or 28.8%, to $62.6 million from $48.6 million. Segment pre-tax operating income increased $19.1 million, or 40.4%, to $66.4 million from $47.3 million. This increase was primarily the result of a higher return on our average BOLI account values, as evidenced by the increase in the BOLI ROA, and favorable mortality. In addition, our UL/VUL account values and interest spreads increased.

Net investment income.  Net investment income increased $10.2 million, or 4.6%, to $232.8 million from $222.6 million in 2005. There was a $5.3 million increase related to improved yields which increased to 5.30% from 5.18%. In addition, there was a $4.8 million increase related to a higher average invested assets, which increased to $4.4 billion at December 31, 2006 from $4.3 billion at December 31, 2005.

Net realized investment gains (losses).  Net realized investment gains (losses) decreased $5.1 million to $(3.8) million from $1.3 million. In 2006, gross realized gains were $2.1 million and gross realized losses were $5.9 million, including impairments of $2.9 million. In 2005, gross realized gains were $8.7 million and gross realized losses were $7.4 million, including impairments of $0.7 million.

Policyholder benefits and claims.  Policyholder benefits and claims decreased $7.1 million, or 12.4%, to $50.0 million from $57.1 million. This decrease was due to favorable mortality experience in 2006 and non-recurring reserve adjustments in 2005 offset by lower PGAAP reserve amortization in 2006. The PGAAP reserve is amortized as a reduction to policyholder benefits according to our expected pattern of profitability of the policies in force at the date of the Acquisition. This pattern resulted in increased PGAAP reserve amortization in the years immediately following the Acquisition. In 2005, we experienced a reserve increase for a persistency bonus interest feature in one of our universal life contracts due to a refinement in our calculation methodology. In addition, we increased reserves on an old book of term policies to apply consistent reserve factors for all term policies.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $4.0 million, or 6.5%, to $57.4 million from $61.4 million. This decrease was due to a decrease in sales-related expenses including commissions and premium taxes.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 (Combined Non-GAAP)

Individual summary of results.  Our Individual segment pre-tax income increased $4.1 million, or 9.2%, to $48.6 million from $44.5 million. Segment pre-tax operating income increased $10.8 million, or 29.6%, to

$47.3 million from $36.5 million. This increase was primarily due to a $6.4 million reduction in DAC amortization and a $1.7 million reduction in intangible asset amortization. The increase was offset by a decrease in UL spreads.

Premiums.  Premiums increased $16.8 million, or 14.0%, to $137.1 million from $120.3 million. Individual premiums increased primarily due to a $14.1 million adjustment in 2004 related to ceded term reinsurance, which resulted in a decrease in 2004 premiums and a $2.3 million increase in BOLI COI charges.

Net investment income.  Net investment income decreased $5.7 million, or 2.5%, to $222.6 million from $228.3 million. This decrease was related to the Acquisition purchase accounting, which resulted in an overall reduction in investment yields for periods subsequent to the purchase date.

Other revenues.  Other revenues decreased $7.0 million, or 33.3%, to $14.0 million from $21.0 million. This decrease was primarily due to a $5.9 million adjustment in 2004 related to ceded term reinsurance expense allowances, which resulted in an increase in 2004 other revenues.

Policyholder benefits and claims.  Policyholder benefits and claims increased $10.8 million, or 23.3%, to $57.1 million from $46.3 million. This increase was primarily driven by an increase of $8.5 million in BOLI claims.

Interest credited.  Interest credited decreased $6.2 million, or 2.9%, to $206.9 million from $213.1 million. This decrease was related to our BOLI separate account policies, for which policyholder interest credited is adjusted based on claims experience.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $3.2 million, or 5.0%, to $61.4 million from $64.6 million. This decrease was due to a decrease in sales-related expenses including commissions and premium taxes. The 2005 other underwriting and operating expenses reflected are not comparable to 2004 during which Safeco Corporation allocated us costs for the first seven months of 2004 and charged us for transition services for the remaining five months of 2004.

Amortization of deferred policy acquisition costs.  Amortization of deferred policy acquisition costs decreased $6.4 million, or 86.5%, to $1.0 million from $7.4 million. In connection with the Acquisition, our DAC asset was reset to zero on August 2, 2004. Our 2004 amortization included seven months of DAC amortization prior to the Acquisition.

Other

The following table sets forth the results of operations relating to our Other segment:

	Nine Months		Year Ended December 31,
	Ended				Combined
	September 30,				2004
	2007	2006	2006	2005	(non-GAAP)
	(Unaudited)
	(In millions)

Revenues:
Net investment income	$20.5	$17.9	$25.3	$17.9	$30.5
Other revenues	9.8	7.8	9.4	9.1	8.3
Net realized investment gains	4.8	3.3	5.8	12.6	17.8

Total revenues	35.1	29.0	40.5	39.6	56.6
Benefits and Expenses:
Interest credited	(0.6)	(0.2)	(0.3)	—	—
Other underwriting and operating expenses	14.5	10.1	14.1	14.5	27.6
Fair value of warrants issued to investors	—	—	—	—	101.5
Interest expense	14.1	14.5	19.1	12.4	3.5
Intangible asset amortization	—	—	—	—	1.6

Total benefits and expenses	28.0	24.4	32.9	26.9	134.2

Segment pre-tax income (loss)	$7.1	$4.6	$7.6	$12.7	$(77.6)

Non-GAAP Financial Measures:
Segment pre-tax operating income (loss)	$2.3	$1.3	$1.8	$0.1	$(95.4)

Reconciliation to segment pre-tax income (loss):
Segment pre-tax income (loss)	$7.1	$4.6	$7.6	$12.7	$(77.6)
Less: Net realized investment gains	4.8	3.3	5.8	12.6	17.8
Add:
Net realized and unrealized investment gains on FIA options	—	—	—	—	—
Net realized and unrealized investment gains on equity securities	—	—	—	—	—

Segment pre-tax operating income (loss)	$2.3	$1.3	$1.8	$0.1	$(95.4)

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Other segment summary of results.  Our Other segment pre-tax income increased $2.5 million, to $7.1 million from $4.6 million. Segment pre-tax operating income increased $1.0 million, to $2.3 million from $1.3 million. This increase was primarily due to an increase in unallocated investment income and an increase in revenues from our broker-dealer operations, partially offset by increased operating expenses due to our initial public offering process and increased amortization of information technology assets.

Net investment income.  Net investment income increased $2.6 million, or 14.5%, to $20.5 million from $17.9 million. This increase is a result of an increase in the average invested assets to $0.6 billion from $0.5 billion.

Other revenues.  Other revenues increased $2.0 million, or 25.6%, to $9.8 million from $7.8 million, due to increased revenue from our broker-dealer operations.

Net realized investment gains.  Net realized investment gains increased by $1.5 million, or 45.5%, to $4.8 million from $3.3 million. For the nine months ended September 30, 2007, gross realized gains were $8.9 million and gross realized losses were $4.1 million, including impairments of $0.9 million. For the nine months ended September 30, 2006, gross realized gains were $7.6 million and gross realized losses were $4.3 million, including impairments of $1.3 million.

Other underwriting and operating expenses.  Other underwriting and operating expenses increased $4.4 million, or 43.6%, to $14.5 million from $10.1 million in 2006. This increase was primarily due to $2.0 million of additional operating expenses related to our initial public offering process and $1.1 million of increased amortization of information technology assets. In addition, commission expenses from our broker-dealer operations increased $1.3 million consistent with the increase in other revenues.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Other summary of results.  Our Other segment pre-tax income decreased $5.1 million, or 40.2%, to $7.6 million from $12.7 million. Segment pre-tax operating income increased $1.7 million to $1.8 million from $0.1 million. This increase was primarily due to a $7.4 million increase in unallocated investment income, offset by an increase in interest expense of $6.7 million.

Net investment income.  Net investment income increased $7.4 million, or 41.3%, to $25.3 million from $17.9 million. This increase was primarily due to a $151.4 million increase in the non-allocated average invested assets, which increased to $536.1 million from $384.7 million.

Net realized investment gains.  Net realized gains decreased by $6.8 million, or 54.0% to $5.8 million from $12.6 million. For 2006, gross realized gains were $11.6 million and gross realized losses were $5.8 million, including impairments of $1.6 million. For 2005, gross realized gains were $14.2 million and gross realized losses were $1.6 million, including minimal impairments. In addition, in 2005 we recorded a $6.3 million gain as a result of a methodology refinement in the calculation of our mortgage loan allowance.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004 (Combined Non-GAAP)

Other summary of results.  Our Other segment pre-tax income increased $90.3 million to a gain of $12.7 million from a loss of $77.6 million. Segment pre-tax operating income increased $95.5 million to a gain of $0.1 million from a loss of $95.4 million. This increase was primarily due to our 2004 expense related to the issuance of warrants to investors for services provided in connection with the Acquisition.

Net investment income.  Net investment income decreased $12.6 million, or 41.3%, to $17.9 million from $30.5 million. This decrease was related to the Acquisition purchase accounting, which resulted in an overall reduction in investment yields for periods subsequent to the purchase date.

Net realized investment gains.  Net realized gains decreased $5.2 million, or 29.2%, to $12.6 million from $17.8 million. For 2005, gross realized gains were $14.2 million and gross realized losses were $1.6 million, including minimal impairments. For 2004, gross realized gains were $22.5 million and gross realized losses were $4.7 million. There were no impairments in 2004.

Other underwriting and operating expenses.  Other underwriting and operating expenses decreased $13.1 million, or 47.5%, to $14.5 million from $27.6 million. The 2005 other underwriting and operating expenses reflected are not comparable to 2004 during which Safeco Corporation allocated us costs for the first seven months of 2004 and charged us under a transition services agreement for the remaining five months of 2004.

Fair value of warrants issued to investors.  See “— Results of Operations — Total Company” for a discussion of this line item.

Investments

Our investment portfolio mix as of September 30, 2007 consisted in large part of high quality, fixed maturity securities, commercial mortgage loans and short-term securities, as well as a smaller allocation to marketable equity securities and other investments, such as investments in limited partnerships, which include hedge funds and private equity. Our management believes that prudent levels of investments in marketable equity securities and other investments within our investment portfolio are likely to enhance long term after-tax total returns without significantly increasing the risk profile of the portfolio.

The following table presents the composition of our investment portfolio as of September 30, 2007 and December 31, 2006 and 2005:

	As of September 30,	As of December 31,
	2007	2006	2005
	(Unaudited)
	(In millions)

Types of Investments
Fixed maturities	$15,587.4	$16,049.9	$17,183.2
Marketable equity securities	203.8	201.7	162.3
Mortgage loans	818.6	794.3	776.9
Policy loans	77.9	79.2	80.5
Short-term investments	5.0	48.9	7.4
Investments in limited partnerships	160.1	112.6	93.4
Other invested assets(1)	11.4	18.7	29.1

Total	$16,864.2	$17,305.3	$18,332.8

(1)	As of September 30, 2007 this amount includes investments such as notes receivable and options. As of December 31, 2006 and 2005, this amount includes investments such as embedded derivatives, notes receivable and options.

Investment Returns

Return on invested assets is an important element of our financial results. Significant fluctuations in the fixed income or equity markets could weaken our financial condition or results of operations. Additionally, changes in market interest rates may impact the period of time over which certain investments, such as mortgage-backed securities, are repaid and whether certain investments are called by the issuers. Such changes may in turn impact the yield on these investments and may also result in the re-investment of funds received from calls and prepayments at rates below the average portfolio yield.

Fluctuations in interest rates affect our return on, and the fair value of, fixed maturity investments. Other events beyond our control could also adversely impact the fair value of these investments. Specifically, a default of payment by an issuer could reduce our investment return.

The following table summarizes our investment results:

			Year Ended December 31,
	Nine Months				Combined
	Ended September 30,				2004
	2007	2006	2006	2005	(Non-GAAP)
	(Unaudited)
	(In millions)

Net investment income	$732.3	$734.0	$984.9	$994.0	$1,104.8
Yield on average invested assets(1)	5.60%	5.42%	5.48%	5.33%	6.02%

Net realized investment gains (losses):
Gross gains on sales	$44.3	$32.9	$47.6	$40.4	$80.4
Gross losses on sales	(14.7)	(14.1)	(19.9)	(28.2)	(46.6)
Impairments:
Credit related	(0.7)	(8.8)	(8.9)	(6.3)	(3.5)
Other	(7.5)	(15.6)	(16.8)	(1.4)	(6.9)

Total impairments	(8.2)	(24.4)	(25.7)	(7.7)	(10.4)
Other net investment gains (losses)(2):
Other gross gains	8.7	7.3	7.5	35.1	30.3
Other gross losses	(6.3)	(6.6)	(7.8)	(25.5)	(11.8)

Net realized gains (losses) before taxes	$23.8	$(4.9)	$1.7	$14.1	$41.9

(1)	Represents annualized net investment income (excluding income related to marketable equity securities available for sale) divided by the monthly weighted average invested assets at cost or amortized cost, as applicable, excluding marketable equity securities available for sale. Information presented is unaudited.

(2)	Primarily consists of changes in fair value on derivatives instruments, the impact on DAC and gains (losses) on calls and redemptions.

Impairments during the nine months ended September 30, 2007 were $8.2 million. The following table summarizes our five largest aggregate losses on sales and impairments by each issuer’s industry for the nine months ended September 30, 2007. No other issuer together with its affiliates had an aggregate loss on dispositions and impairments that was greater than 5.0% of total gross realized losses.

	Fair Value			September 30, 2007
	at Sale				Net
Issuer’s Industry	(Proceeds)	Loss on Sale	Impairment	Holdings	Unrealized Loss
	(In millions)

Publishing	$4.6	$(0.4)	$(2.7)	$14.9	$—
Brewer	44.3	(0.5)	(1.7)	8.3	0.1
Packaged Food & Meats	0.1	(1.9)	—	—	—
Integrated Telecom Services	31.2	(1.5)	—	25.4	(0.1)
FHA	14.1	(0.7)	(0.8)	—	—

Totals	$94.3	$(5.0)	$(5.2)	$48.6	$—

Impairments for the year ended December 31, 2006 were $25.7 million. The following table summarizes our five largest aggregate losses on sales and impairments by each issuer’s industry for the year ended December 31, 2006. No other issuer together with its affiliates had an aggregate loss on dispositions and impairments that was greater than 3.0% of total gross realized losses.

				December 31, 2006
	Fair Value				Net
	at Sale				Unrealized
Industry	(Proceeds)	Loss on Sale	Impairment	Holdings	Gain (Loss)
	(In millions)

Business services	$36.5	$(2.2)	$(8.1)	$—	$—
Paper products	—	—	(7.5)	17.6	1.8
Food retail	21.0	(1.4)	(1.7)	22.0	(0.8)
Electronics store	27.8	(1.0)	(0.8)	—	—
Wireless telecom	9.5	(0.0)	(1.8)	9.9	1.1

Totals	$94.8	$(4.6)	$(19.9)	$49.5	$2.1

Our equity investment portfolio is managed by Prospector Partners, LLC, or Prospector. Prospector, a registered investment adviser, oversees our portfolio of equity-like investments including publicly-traded common stocks, convertible securities and distressed debt. Prospector has a strong track record of investment performance on both an absolute and relative basis. Prospector has helped us to produce strong annual investment results, evidenced in part by the returns of our equity portfolio, which outperformed the total return of the benchmark S&P 500 Index for the nine months ended September 30, 2007 by 0.1% and for years ended December 31, 2006 and 2005 by 10.3% and 26.0%, respectively. We believe that these equity and equity-like investments are ideal for funding certain long duration liabilities in our Income Annuities segment. See “Business — Investments — Overview” for further information regarding Prospector.

	Nine Months
	Ended September 30,	Year Ended December 31,
	2007	2006	2005

Public equity	9.2%	26.1%	30.9%
S&P 500 Index (total return)	9.1%	15.8%	4.9%

Liquidity and Capital Resources

We conduct all our operations through our operating subsidiaries. Dividends from our subsidiaries and permitted payments under our tax sharing arrangements with our subsidiaries are Symetra’s principal sources of cash to pay stockholder dividends and meet Symetra’s obligations, including payments of principal and interest on notes payable.

Our primary uses of funds at our holding company level include payment of general operating expenses, payment of principal, interest and other expenses related to holding company debt and payment of dividends to our stockholders. We paid two dividends to our stockholders totaling $200.0 million in the aggregate on October 19, 2007. After our initial public offering, we intend to pay quarterly cash dividends on our common stock, as described on page 28. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors.

Dividends and Regulatory Requirements

The payment of dividends and other distributions to us by our insurance subsidiaries is regulated by insurance laws and regulations. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require insurance regulatory approval. Based on our statutory results as of December 31, 2006, our insurance subsidiaries may pay dividends to us of up to $166.4 million in the aggregate during 2007, without obtaining regulatory approval, provided that aggregate dividends paid over the twelve months preceding any dividend payment made during 2007 do not exceed the $166.4 million limit. Our insurance subsidiaries paid $100.0 million in dividends in December 2006 and $66.4 million in dividends during the nine months ended September 30, 2007. Our non-insurance subsidiaries paid $4.6 million in dividends during the nine months ended September 30, 2007.

In addition, one of our insurance subsidiaries received regulatory approval to pay a $100.0 million dividend in the fourth quarter of 2007. Of this dividend, $14.5 million was used to repay internal loans made to fund the $200.0 million in dividends that we paid to our stockholders in October 2007, and the remainder will be used, as necessary, for investment, operating expenses, payment of principal, interest and other expenses related to holding company debt and general corporate purposes.

During 2006, we received $122.5 million in dividends from our insurance subsidiaries, including $100.0 million in December 2006. During 2005, we did not receive dividends from our insurance subsidiaries. For 2005 and the period from August 2, 2004 through December 31, 2004, we received $35.2 million and $20.0 million, respectively, from our discontinued operations and our non-insurance subsidiaries.

Liquidity Requirements and Sources of Liquidity

The liquidity requirements of our insurance subsidiaries principally relate to the liabilities associated with their various insurance and investment products, operating costs and expenses, the payment of dividends to us, and payment of income taxes. Liabilities arising from insurance and investment products include the payment of benefits, as well as cash payments in connection with policy and contract surrenders and withdrawals and policy loans. Historically, our insurance subsidiaries have used cash flows from operations, cash flows from invested assets and sales of investment securities to fund their liquidity requirements.

Our insurance subsidiaries maintain investment strategies intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer durations, such as certain life insurance policies and structured settlement annuities, are matched with investments having similar estimated lives such as long-term fixed maturities, mortgage loans, and marketable equity securities. Shorter-term liabilities are matched with fixed maturities that have short-and medium-term fixed maturities. In addition, our insurance subsidiaries hold highly liquid, high-quality, short-term investment securities and other liquid investment-grade fixed maturities to fund anticipated operating expenses, surrenders and withdrawals. As of September 30, 2007, our total cash and invested assets were $17.1 billion. As of December 31, 2006, our total cash and invested assets were $17.6 billion. Our fixed maturity portfolio included below investment grade securities that comprised 3.9% and 4.4% of the total fair value of our total fixed maturity securities as of September 30, 2007 and December 31, 2006, respectively. In addition, our fixed maturity portfolio included non-rated securities that comprised 4.1% and 3.9% of the total fair value of our fixed maturity securities as of these dates.

The short-term and long-term liquidity requirements are monitored regularly to match cash inflows with cash requirements. We review our short-term projected sources and uses of funds and the asset/liability matching, investment and cash flow assumptions underlying these projections. We periodically make adjustments to our investment policies to reflect changes in short-term and long-term cash needs and changing business and economic conditions.

A primary liquidity concern with respect to fixed deferred annuity and life insurance products is the risk of early withdrawal. Our insurance subsidiaries attempt to mitigate this risk by offering variable products whereby the investment risk is transferred to the policyholder, charging surrender fees at the time of withdrawal for certain products, applying a fair value adjustment to withdrawals for certain products in our general accounts, and monitoring and matching anticipated cash inflows and outflows. Policyholder charges such as surrender fees and fair value adjustments vary by product as follows:

•	For group annuity products ($1.0 billion of reserves as of September 30, 2007), the surrender charge amounts and periods can vary significantly, depending on the terms of each contract and the compensation structure for the producer. Generally, surrender charge percentages for group products are less than individual products because we incur lower expenses at contract origination for group products. In addition, approximately 17% of the general account group annuity reserves are subject to a fair value adjustment at withdrawal.

•	For individual annuity products ($3.5 billion of reserves as of September 30, 2007), the surrender charge is generally calculated as a percentage of the withdrawal amount and is assessed at declining rates generally during the first three to eight years after the initial deposit is made.

•	Approximately 36.0% of the combined individual and group deferred annuities fund value is subject to surrender charges.

•	Life insurance policies are less susceptible to withdrawal than annuity products because policyholders generally must undergo a new underwriting process and may incur a surrender fee in order to obtain a new insurance policy.

Capitalization

Our capital structure consists of notes payable and stockholders’ equity. The following table summarizes our capital structure as of the following dates:

	September 30,	December 31,
	2007	2006	2005
	(Unaudited)
	(In millions)

Senior notes payable	$298.8	$298.7	$300.0
Stockholders’ equity, excluding accumulated other comprehensive income (loss) or AOCI	1,467.9	1,327.8	1,268.3
AOCI	(102.3)	(0.5)	136.6

Total stockholders’ equity	1,365.6	1,327.3	1,404.9

Total capital	$1,664.4	$1,626.0	$1,704.9

Debt to capital ratio, excluding AOCI	16.9%	18.4%	19.1%

Our capitalization increased $38.4 million as of September 30, 2007, as compared to December 31, 2006. This increase was due to a $38.3 million increase in total stockholders’ equity. Total stockholders’ equity increased primarily due to net income of $137.6 million, which was partially offset by a $101.8 million reduction in AOCI, caused primarily by unrealized losses of $83.9 million in our investment portfolio.

Our capitalization decreased $78.9 million as of December 31, 2006 as compared with December 31, 2005. This decrease was due to a $77.6 million decrease in total stockholders’ equity. Total stockholders’ equity decreased due to a $137.1 million reduction in AOCI, which was primarily caused by unrealized losses in our fixed maturity portfolio and the payment of a $100.0 million dividend to stockholders. These decreases were partially offset by net income of $159.5 million.

On October 10, 2007 we issued $150.0 million aggregate principal amount of CENts at an issue price of $149.8 million. We applied the net proceeds from the CENts to pay two dividends to our stockholders, totaling $200.0 million, on October 19, 2007. The CENts offering increases our outstanding debt by $149.8 million, and the stockholder dividend reduces stockholders’ equity by $200.0 million. These events, had they occurred as of September 30, 2007, would have increased our debt to capital ratio, excluding AOCI, to 26.1%.

Debt

The following table summarizes our debt instruments as of September 30, 2007:

		Maximum Amount Available as of			Amount Outstanding as of
Description	Maturity Date	9/30/2007	12/31/2006	12/31/2005	9/30/2007	12/31/2006	12/31/2005
	(In millions)

Senior notes payable	4/1/2016	$300.0	$300.0	$—	$300.0	$300.0	$—
Revolving credit facilities:
Bank of America, N.A.	8/16/2012	200.0	70.0	370.0	—	—	300.0
The Bank of New York:
Holding company	n/a	25.0	25.0	25.0	—	—	—
Insurance subsidiary	n/a	25.0	25.0	25.0	—	—	—

Total notes payable and revolving credit facilities		$550.0	$420.0	$420.0	$300.0	$300.0	$300.0

Senior Notes Payable

On March 30, 2006, we issued $300.0 million of 6.125% senior notes due April 1, 2016, which were issued at a discount yielding $298.7 million. Proceeds from the notes were used to pay down the outstanding principal on a variable rate revolving line of credit. Interest on the notes is payable semiannually on April 1 and October 1 of each year.

For a description of the additional terms of the notes, see page 132.

Capital Efficient Notes

On October 10, 2007, we issued $150.0 million aggregate principal amount of CENts. We applied the proceeds from the CENts to pay a special cash dividend on October 19, 2007. The CENts bear interest at a fixed annual rate of 8.30% to, but not including, October 15, 2017, and thereafter at a floating annual rate equal to three-month LIBOR plus 4.177%. The CENts have a scheduled maturity date of October 15, 2037, subject to certain limitations, with a final maturity date of October 15, 2067.

In connection with the offering of the CENts, we entered into a covenant in favor of the holders of our $300.0 million principal amount senior notes, pursuant to which we may not repay or redeem the CENts prior to October 15, 2047 unless the redemption or repayment is financed from the offering of replacement capital securities, as specified in the CENts.

For a description of additional terms of the CENts, see page 132.

Revolving Credit Facilities

New Credit Facility.  On August 16, 2007, we entered into a $200.0 million senior unsecured revolving credit agreement with a syndicate of lending institutions led by Bank of America, N.A. The credit facility matures on August 16, 2012, and loans under this facility bear interest at varying rates depending on our credit rating. This facility requires us to maintain specified financial ratios, and includes other customary restrictive and affirmative covenants. The revolving credit facility is available to provide support for working capital, capital expenditures and other general corporate purposes.

For a description of additional terms of this facility, see page 133.

Other Facilities.  In addition, in 2005, we entered into two $25.0 million revolving credit facilities with The Bank of New York to support our overnight repurchase agreements program, which provides us with the liquidity to meet general funding requirements. We have not borrowed under these facilities since they were created.

Prior Facilities.  In June 2004, we entered into a $370.0 million revolving credit facility with several lending institutions, led by Bank of America, N.A. In August 2004, we borrowed $300.0 million against this facility to help fund the purchase of our company from Safeco Corporation. In March 2006, in conjunction with the issuance of the notes described above, we repaid the $300.0 million outstanding under this facility and reduced the amount that could be borrowed from $370.0 million to $70.0 million. Since then, we have not borrowed any funds under this facility, and this facility has been replaced by the new $200.0 million credit facility described above.

Cash Flows

The following table sets forth a summary of our consolidated cash flows for the nine months ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and Combined 2004 (non-GAAP). Our consolidated cash flows for the years ended December 31, 2005 and 2004 combine cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category of operating, investing and financing activities:

	Nine Months Ended		Year Ended December 31,
	September 30,				Combined
	(Unaudited)				2004
(In millions)	2007	2006	2006	2005	(Non-GAAP)

Net cash flows from operating activities	$566.4	$621.2	$841.6	$866.2	$963.9
Net cash flows from investing activities	271.2	439.7	758.0	620.4	(1,178.1)
Net cash flows from financing activities	(839.8)	(977.8)	(1,457.3)	(1,527.9)	260.0

Operating Activities

Cash flows from our operating activities are primarily driven by the amounts and timing of cash received for premiums on our group medical stop-loss, group life and term life insurance products, income including dividends and interest on our general account investments, as well as the amounts and timing of cash disbursed for our payment of policyholder benefits and claims, underwriting and operating expenses and income taxes. The following discussion highlights key drivers in the level of cash flows generated from our operating activities:

•	Nine months ended September 30, 2007 and 2006 — Net cash flows from operating activities for the nine months ended September 30, 2007 were $566.4 million, a $54.8 million decrease over the same period in 2006. This decrease was primarily the result of the timing of certain cash settlements related to other assets and other liabilities.

•	Years ended December 31, 2006 and 2005 — Net cash flows from operating activities during the year ended December 31, 2006 were $841.6 million, a $24.6 million decrease from 2005, which for 2005 included net cash flows used in discontinued operations of $3.7 million. The decrease was primarily the result of the amounts and timing of certain cash settlements related to other assets and other liabilities and a decline in premiums received from our group medical stop-loss products, partially offset by a reduced level of cash disbursed to fund policyholder benefits and claims, primarily group medical stop-loss products, as well as decreased underwriting and operating expenses.

Years ended December 31, 2005 and 2004 — Net cash flows from operating activities for the year ended December 31, 2005 were $866.2 million, a $97.7 million decrease from 2004, which included net cash flows used in discontinued operations of $3.7 million in 2005 and $3.0 million in 2004. The decrease was primarily the result of a decline in premiums received from our group medical stop-loss products, increased amounts of cash paid to settle policyholder benefits and claims and a reduced amount of cash arising from other receivables and other assets and liabilities, partially offset by a reduction in cash disbursed to fund underwriting and operating expenses.

Investing Activities

Cash flows from our investing activities are primarily driven by the amounts and timing of cash received from our sales of investments and from maturities and calls of fixed maturity securities, as well as the amounts and timing of cash disbursed for our purchases of investments. The following discussion highlights key drivers in the level of cash flows generated from our investing activities:

•	Nine months ended September 30, 2007 and 2006 — Net cash flows from investing activities for the nine months ended September 30, 2007 were $271.2 million, a $168.5 million decrease from the same period in 2006. Net cash outflows from the routine management of our investment portfolio increased $209.4 million and we paid $21.9 million to acquire MRM. These outflows were offset by a $55.5 million increase in cash from short-term investments.

•	Years ended December 31, 2006 and 2005 — Net cash flows from investing activities during the year ended December 31, 2006 were $758.0 million, a $137.6 million increase from 2005, which for 2005 included net cash flows provided by discontinued operations of $29.6 million. The increase was primarily the result of a $543.5 million reduction of cash used in net purchases of investments and a $31.5 million reduction of cash used in purchases of property, equipment and leasehold improvements, partially offset by a $437.7 million decrease in proceeds from maturities and calls of fixed maturity investments.

•	Years ended December 31, 2005 and 2004 — Net cash flows from investing activities during the year ended December 31, 2005 were $620.4 million, a $1,798.5 million increase from 2004, which included net cash flows provided by discontinued operations of $29.6 million in 2005 and $22.4 million in 2004. The increase was primarily the result of consideration paid during 2004 of $1,349.9 million in conjunction with the acquisition of the life insurance and investment companies from Safeco Corporation, and a $1,000.3 million reduction of cash used in net purchases of investments, partially offset by a $487.5 million decrease in proceeds from maturities and calls of fixed maturity investments, a $34.6 million increase in cash used in purchases of property, equipment and leasehold improvements and our receipt in 2004 of $30.0 million related to our sale of our mutual funds business.

Financing Activities

Cash flows from our financing activities are primarily driven by the amounts and timing of cash received from deposits into certain life insurance and annuity policies and proceeds from our issuances of capital stock and debt, as well as the amounts and timing of cash disbursed to fund withdrawals from certain life insurance and annuity policies, repayments of debt and dividend distributions to our stockholders. The following discussion highlights key drivers in the level of cash flows generated from our financing activities:

•	Nine months ended September 30, 2007 and 2006 — Net cash flows from financing activities for the nine months ended September 30, 2007 were $(839.8) million, an $138.0 million increase over the same period in 2006. We incurred a net cash outflow from financing activities in both periods as policyholder withdrawals exceeded deposits; however, the increase in the interim 2007 period relative to the same period in 2006 was primarily the result of an increase in policyholder deposits and a reduction in policyholder withdrawals.

•	Years ended December 31, 2006 and 2005 — Net cash flows from financing activities during the year ended December 31, 2006 were $(1,457.3) million, a $70.6 million increase from 2005, which for 2005 included net cash flows used in discontinued operations of $29.2 million. The increase was primarily the result of a $170.1 million reduction in net policyholder withdrawals from certain life insurance and annuity policies, partially offset by our payment during 2006 of a $100.0 million dividend to our stockholders.

•	Years ended December 31, 2005 and 2004 — Net cash flows from financing activities during the year ended December 31, 2005 were $(1,527.9) million, a $1,787.9 million decrease from 2004, which included net cash flows used in discontinued operations of $29.2 million in 2005 and $20.0 million in 2004. The decrease was primarily the result of a $486.1 million increase in net policyholder withdrawals from certain life insurance and annuity policies and our receipt during 2004 of financing proceeds of $1,364.9 million that were used to fund the purchase of the life insurance and investment companies from Safeco Corporation, partially offset by our payment during 2004 of $64.3 million of dividends to Safeco Corporation.

Contractual Obligations and Commitments

We enter into obligations with third parties in the ordinary course of our operations. These obligations as of December 31, 2006, are set forth in the table below. However, we do not believe that our cash flow requirements can be assessed based upon an analysis of these obligations as the funding of these future cash obligations will be from future cash flows from premiums, deposits, fees and investment income that are not reflected in the table below. In addition, our operations involve significant expenditures that are not based upon commitments, including expenditures for income taxes and payroll.

	Payments Due by Year
					2012 and
Contractual Obligations	Total	2007	2008-2009	2010-2011	thereafter
	(In millions)

Senior notes payable	$300.0	$—	$—	$—	$300.0
Interest on notes payable	183.8	18.4	36.8	36.8	91.8
Operating lease obligations(1)	56.1	6.9	13.4	12.7	23.1
Licensing fees(2)	48.8	13.2	27.2	8.4	—
Purchase and lending commitments:
Investments in limited partnerships(3)	68.7	24.3	29.3	15.1	—
Commercial mortgage loans(4)	14.5	14.5	—	—	—
Securities collateral on securities lending(5)	439.3	439.3	—	—	—
Insurance obligations(6)	37,611.0	1,965.9	2,672.6	2,392.2	30,580.3

Total	$38,722.2	$2,482.5	$2,779.3	$2,465.2	$30,995.2

(1)	Includes minimum rental commitments on leases for office space, commercial real estate and certain equipment. For more information, see note 14, “Commitments and Contingencies,” of the notes to our 2006 consolidated financial statements included in this prospectus.

(2)	Includes contractual commitments for a service agreement to outsource the majority of our information technology infrastructure. For more information, see note 14, “Commitments and Contingencies,” of the notes to our 2006 consolidated financial statements included in this prospectus.

(3)	Related to investments in six limited partnership interests related to tax sheltered affordable housing projects and state tax credit funds and two private equity partnerships. We will provide capital contributions to the two private equity partnerships through 2015 up to a committed amount of $17.5 million at the discretion of the general partner, subject to certain contribution limits. Since the timing of payment is uncertain, the unfunded amount has been included in the payment due in less than one year. For more information, see note 14, “Commitments and Contingencies,” of the notes to our consolidated financial statements included in this prospectus. Amounts recorded on the balance sheet are included in “other liabilities”.

(4)	Unfunded mortgage loan commitments as of December 31, 2006.

(5)	We have accepted cash collateral of $439.3 million in connection with our securities lending program. Since the timing of the return of collateral is uncertain, the return of collateral has been included in the payments due in less than one year. For more information, see note 5, “Securities Lending Program,” of the notes to our 2006 consolidated financial statements included in this prospectus.

(6)	Includes estimated claim and benefit, policy surrender and commission obligations on in-force insurance policies and deposit contracts. Estimated claim and benefit obligations are based on mortality, morbidity and lapse assumptions comparable with our historical experience. In contrast to this table, our obligations recorded in our consolidated balance sheets do not incorporate future credited interest for deposit contracts or tabular interest for insurance policies. Therefore, the estimated obligations for insurance liabilities presented in this table significantly exceed the liabilities recorded in reserves for future annuity and contract benefits and the liability for policy and contract claims. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. We have not included the variable separate account obligations as these obligations are legally insulated from general account obligations and will be fully funded by cash flows from separate account assets. We expect to fund the obligations for insurance liabilities from cash flows from general account investments and future deposits and premiums.

Off-balance Sheet Transactions

We do not have off-balance sheet transactions.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to potential fluctuations in earnings, cash flows and the fair value of certain assets and liabilities due to changes in market interest rates and equity prices.

We enter into market-sensitive instruments primarily for purposes other than trading.

Interest Rate Risk

Our exposure to interest rate risk relates to the market price and/or cash flow variability associated with changes in market interest rates.

An increase in market interest rates from current levels would generally be a favorable development for us. If market interest rates increase, we would expect to earn additional investment income, to have increased annuity and universal life insurance sales, and to limit the potential risk of margin erosion due to minimum guaranteed crediting rates. However, an increase in interest rates would also reduce the net unrealized gain and could produce an unrealized net loss position of the investment portfolio. In addition, if interest rates rise quickly enough within a short time period, certain lines of business that are interest sensitive are exposed to lapses as policyholders seek higher yielding investments.

Our investment portfolios primarily consist of investment grade fixed maturity securities, including public and privately-placed corporate bonds, asset-backed securities, commercial mortgage-backed securities, and collateralized mortgage obligations. The carrying value of our investment portfolio as of December 31, 2006 and 2005 was $17.3 billion and $18.3 billion, respectively, of which 92.7% in 2006 and 93.7% in 2005 was invested in fixed maturity securities. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed maturity securities. The fair value of our fixed maturities fluctuates depending on the interest rate environment. During periods of declining interest rates, paydowns on mortgage-backed securities and collateralized mortgage obligations increase and we would generally be unable to reinvest the proceeds of such prepayments at comparable yields. The weighted-average duration of our fixed maturity portfolio was approximately 6.2 and 6.8 years as of December 31, 2006 and 2005, respectively.

We manage our exposure to interest rate risk through asset allocation limits, limiting the purchase of negatively convex assets, and asset/liability duration matching. Each line of business has an investment policy based on its specific liability characteristics.

Equity Risk

We are exposed to equity price risk on our common stocks and other equity holdings. In addition, asset fees calculated as a percentage of the separate account assets are a source of revenue to us. Gains and losses in the equity markets result in corresponding increases and decreases in our separate account assets and asset fee revenue.

In addition, a decrease in the value of separate account assets may cause an increase in guaranteed minimum death benefit claims, most of which are reinsured.

We manage equity price risk on investment holdings through industry and issuer diversification and asset allocation techniques.

Derivative Financial Instruments

We make minimal use of derivative financial instruments as part of our risk management strategy. We use indexed call options to hedge our exposure to changes in the S&P 500 Index. Our exposure is related to our FIA block of business, which credits policyholders’ account values based on gains in the S&P 500.

As a matter of policy, we have not and do not intend to engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

Sensitivity Analysis

Sensitivity analysis measures the impact of hypothetical changes in interest rates and other market rates or prices on the profitability of market-sensitive financial instruments.

The following discussion about the potential effects of changes in interest rates and equity market prices is based on so-called “shock-tests,” which model the effects of interest rate and equity market price shifts on our financial condition and results of operations. Although we believe shock tests provide the most meaningful analysis, they are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by their inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of shock tests for changes in interest rates and equity market prices may have some limited use as benchmarks, they should not be viewed as forecasts. These forward-looking disclosures also are selective in nature and address only the potential impacts on our financial instruments. They do not include a variety of other potential factors that could affect our business as a result of these changes in interest rates and equity market prices.

One means of assessing exposure of our fixed maturity securities portfolio to interest rate changes is a duration-based analysis that measures the potential changes in fair value resulting from a hypothetical change in interest rates of 100 basis points across all maturities. This is sometimes referred to as a parallel shift in the yield curve. Our investment manager uses Derivative Solutions, a fixed-income analytics tool, to model and calculate the duration and convexity of our asset portfolio. Under this model, with all other factors constant and assuming no offsetting change in the fair value of our liabilities, we estimated that such an increase in interest rates would cause the fair value of our fixed maturity securities portfolio to decline by approximately $0.98 billion and $1.14 billion, based on our securities positions as of December 31, 2006 and 2005, respectively.

One means of assessing exposure to changes in equity market prices is to estimate the potential changes in values on our equity investments resulting from a hypothetical broad-based decline in equity market prices of 10%. Using this assumption, with all other factors constant, we estimate that such a decline in equity market prices would cause the fair value of our investment portfolio to decline by approximately $27.4 million and $19.9 million as of December 31, 2006 and 2005, respectively. In addition, fluctuations in equity market prices affect our revenues and returns related to our variable annuity and life products, which depend upon fees that are related primarily to the fair value of the underlying assets.

BUSINESS

Overview

Our Business

We are a life insurance company focused on profitable growth in select group health, retirement, life insurance and employee benefits markets. Our first day of operations as an independent company was August 2, 2004 when Symetra completed the Acquisition. Our operations date back to 1957, and many of our agency and distribution relationships have been in place for decades. We are headquartered in Bellevue, Washington and employ approximately 1,300 people in 25 offices across the United States, serving approximately 1.7 million customers.

We manage our business through the following five segments, four of which are operating:

•	Group. We offer medical stop-loss insurance, limited medical benefit plans, group life insurance, accidental death and dismemberment insurance and disability insurance mainly to employer groups of 50 to 1,000 individuals. Our Group segment generated segment pre-tax income of $68.0 million during 2006 and $70.1 million during the nine months ended September 30, 2007. As a result of our recent acquisition of Medical Risk Managers, Inc., we also offer MGU services.

•	Retirement Services. We offer fixed and variable deferred annuities, including tax sheltered annuities, IRAs, and group annuities to qualified retirement plans, including Section 401(k) and 457 plans. We also provide record keeping services for qualified retirement plans invested in mutual funds. Our Retirement Services segment generated segment pre-tax income of $43.2 million during 2006 and $19.4 million during the nine months ended September 30, 2007.

•	Income Annuities. We offer SPIAs for customers seeking a reliable source of retirement income and structured settlement annuities to fund third-party personal injury settlements. Our Income Annuities segment generated segment pre-tax income of $62.6 million during 2006 and $63.7 million during the nine months ended September 30, 2007.

•	Individual. We offer a wide array of term, universal and variable life insurance as well as BOLI. Our Individual segment generated segment pre-tax income of $62.6 million during 2006 and $44.3 million during the nine months ended September 30, 2007.

•	Other. This segment consists of unallocated corporate income, composed primarily of investment income on unallocated surplus, unallocated corporate expenses, interest expense on debt, the results of small, non-insurance businesses that are managed outside of our operating segments and inter-segment elimination entries. Our Other segment generated segment pre-tax income of $7.6 million during 2006 and $7.1 million during the nine months ended September 30, 2007.

We distribute our products nationally through an extensive and diversified independent distribution network. Our distributors include financial institutions, employee benefits brokers, third party administrators, worksite specialists, specialty brokers and independent agents. We believe that our multi-channel distribution network allows us to access a broad share of the distributor and consumer markets for insurance and financial services products. For example, we currently distribute our annuity and life insurance products through approximately 23,000 independent agents, 28 key financial institutions and 3,300 independent employee benefits brokers. We have recently signed selling agreements with an additional 10 key financial institutions.

Market Environment and Opportunities

We believe we are well positioned to benefit from a number of demographic and market trends, including the following:

•	Growing demand for affordable health insurance. According to the Kaiser Family Foundation, health insurance premiums in the U.S. increased 87% from 2000-2006, while the Consumer Price Index increased only 17% over the same period. As increases in health care costs continue to outpace inflation, the demand for affordable health insurance options has increased. We believe we can grow our business by providing employees with affordable access to health insurance through employer-sponsored limited benefit employee health plans and by offering group medical stop-loss insurance to medium and large businesses. We also believe that the trend toward reductions in employer-paid benefits and the uncertainty over the future of government benefit programs provide us with the opportunity to successfully offer other attractive employee benefits products.

•	Increasing retirement savings and income needs. According to the U.S. Department of Health and Human Services, from approximately 1950 to 2004, U.S. life expectancy at birth increased from 65.6 years to 75.2 years for men and from 71.1 years to 80.4 years for women and is expected to increase further. In addition, the U.S. Census Bureau estimates that approximately 77 million Americans born between 1946 and 1964 are approaching retirement age. However, according to the Employee Benefit Research Institute, in 2006, 52% of workers over the age of 55 and their spouses had accumulated less than $50,000 in retirement savings and only 14% of workers report that a traditional pension plan will be their primary source of retirement income. These projected demographic trends, along with a shift in the burden for funding retirement needs from governments and employers to individuals, increase the need for retirement savings and income. We expect greater demand for additional sources of retirement savings, such as our annuities and other investment products that will help consumers supplement their social security benefits with reliable retirement income.

•	Expanding mass affluent market. As of June 2006, the mass affluent market included 13.7 million households with investible assets between $250,000 and $1.0 million, representing 28% of total financial assets. We believe that the mass affluent population is growing and that it underutilizes various financial products, such as insurance to protect assets, annuities to provide adequate income to support a desired future lifestyle and wealth transfer products to ensure its legacy. We believe we are well positioned to reach consumers in this target market given our relationships with financial institutions and independent agents, which are often their sources of guidance and advice. As such, we expect increased demand for our life insurance, variable and fixed annuity and wealth transfer products.

Our Competitive Strengths

We leverage the following competitive strengths to capitalize on opportunities in our targeted markets:

•	Innovative and collaborative product development capabilities. We design innovative products to meet the changing demands of the market. By working closely with our distributors, we are able to anticipate opportunities in the marketplace and rapidly address them. For example, we introduced Complete, an innovative variable life insurance policy designed for wealth transfer and centered on minimizing the inherent COI and thus maximizing the underlying account value. We also recently introduced our Focus variable annuity, which features low total cost to the contractholders, well-respected investment options and simplified product features.

•	High-quality distribution relationships. We offer consumers access to our products through a national multi-channel network, including financial institutions, employee benefits brokers, third party administrators, worksite specialists, specialty brokers and independent agents. We have cultivated many of these relationships over decades by treating our distributors as clients and providing them with outstanding levels of service. We provide them with products specifically tailored to their needs, and supported by customized training and education services for their sales representatives. They value our reputation for our easy processes, simple forms and rapid turnaround time. By providing our distributors with excellent levels of service, we are able to develop strong relationships and avoid competing on price alone.

•	Leading group medical stop-loss insurance provider. We believe we have been a leading provider of group medical stop-loss insurance since 1976. We have built a consistently profitable platform with high-levels of customer service and disciplined underwriting practices. In the last 25 years, our group medical stop-loss insurance business has experienced only two calendar years of net losses. We have driven profitable growth in our Group segment through disciplined underwriting practices, by developing related products, such as our Select Benefits limited medical benefit product, by using and by making strategic acquisitions, including, most recently, Medical Risk Managers in 2007. For the nine months ended September 2007, our group medical stop-loss insurance business drove a favorable loss ratio while experiencing improved persistency in our Group segment.

•	Diverse businesses provide flexibility, earnings stability and capital efficiency. We have an attractive and diverse mix of businesses that allows us to make profitability-driven decisions in each business across various market environments. In general, our four operating business segments are not affected in the same way by economic and operating trends. For example, the level of competitive pricing and performance varies across our segments over time. We believe that this mix offers us a greater level of financial stability than many of our similarly-sized competitors across business and economic cycles. Our diverse business mix also allows us to reallocate our resources to product lines that generate the most attractive returns on capital while reducing our overall capital requirements.

•	Flexible information technology platform integrated with our distributors. We have a flexible information technology platform that allows us to seamlessly integrate our products onto the operating platforms of our distributors, which we believe provides us with a competitive advantage in attracting new distributors. We also continuously develop innovative tools designed to enhance the service levels and operational performance of our distributors, which strengthens these relationships. For example, our ExpressTM tool allows our distributors to capture all the necessary data to make products and services instantly available at the point of sale. We will continue to leverage our information technology platform to market our current and future product offerings.

•	Experienced management team with investor-aligned compensation. We have a high-quality management team with an average of 24 years of insurance-industry experience, led by Randy Talbot who has been our chief executive officer since 1998. Mr. Talbot has spent a significant portion of his 30-year career in the insurance industry operating an insurance brokerage, providing him with the knowledge to intimately understand the needs of our distributors. We have enhanced our original team with several key additions since the Acquisition, each of whom brings substantial experience in their discipline. We also have an experienced board of directors, consisting of industry professionals who have worked closely with us since the Acquisition to develop our strategies and operating philosophies. Our compensation structure aligns management’s incentives with our stockholders through our long-term incentive plan that rewards long-term growth in tangible book value and in the intrinsic value of our business.

Our Growth Strategies

To maximize stockholder value, we pursue the following strategies:

•	Target large and growing markets. We will continue to capitalize on favorable demographic trends, including the growing demand for affordable health insurance, increasing retirement savings and income needs and an expanding mass affluent market. For example, our Select Benefits product allows employers who cannot afford to provide comprehensive health care coverage to offer some level of benefits to their employees. Additionally, as consumers live longer after retirement, their need for life-long financial security is expanding. We will continue to identify key opportunities within these markets and provide tailored solutions that address the evolving needs of these customers.

•	Broaden and deepen distribution relationships. Our distribution strategy is to deliver multiple products through a single point of sale, thereby leveraging the cost of distribution. We utilize diverse distribution channels, including financial institutions, employee benefits brokers, third party administrators, worksite specialists, specialty brokers and independent agents. We intend to deepen our long-standing distribution relationships while adding new large-scale and high quality distribution partners. As an example, since September 30, 2006, we have increased our relationships with major financial institutions from 10 to 28 and we have recently signed selling agreements with an additional 10 key financial institutions. Through this growth, we currently have approximately 20,000 financial institution representatives selling our products. We will continue to leverage our existing relationships by distributing additional products through our existing partnerships. Since the Acquisition, we have maintained distribution staff and new business processing staff to support higher levels of new sales, making incremental sales relatively more profitable.

•	Be innovative in anticipating customer needs. We work closely with our distributors to develop customer-responsive products that meet our stringent return requirements, address our target markets and can be delivered efficiently across our information technology platforms. Recent examples include the Focus Variable Annuity product for retirement savings and Complete, our new Variable Life product designed for the wealth transfer market. We will continue to pursue non-traditional avenues of product development. For example, we recently began offering funding services to holders of our structured settlements to offer them an attractive financial alternative. We continually seek to be the first to improve upon an existing leading product. For example, we believe we were the first to offer a hybrid BOLI separate account and an experience rating to customers, both of which provide greater transparency of the investment portfolio. We have also introduced a commutation benefit on a SPIA, which gives the owner greater flexibility to cash out some of his or her future benefits after a certain period of time.

•	Effectively manage capital. We intend to manage our capital prudently to maximize our profitability and long-term growth in stockholder value. Our capital management strategy is to maintain financial strength through conservative and disciplined risk management practices while deploying or returning excess capital as situations warrant. We will also maintain our conservative investment management philosophy, which includes holding a high quality investment portfolio and carefully matching our investment assets against the duration of our insurance product liabilities.

•	Pursue complementary acquisitions. We will continue to seek acquisition opportunities that fit strategically within our existing business lines, provide us with a larger distribution presence and meet our stringent return objectives. For example, our recent acquisition of Medical Risk Managers has provided us with key benefits in our group medical stop-loss business. As part of the acquisition, we acquired a database of underwriting experience, which provides us with superior underwriting knowledge. We also gained an MGU that provides us with fee income in addition to access to an existing book of business, a portion of which we may be able to integrate with our existing book of group medical stop-loss business. We believe we have ample financial capacity to remain a prudent acquirer while maintaining a conservative balance sheet.

Group

Overview

We offer a full range of employment-based benefit products and services targeted primarily at employers, unions and public agencies with 50 to 1,000 employees, as well as select larger groups that meet our targeted pricing and underwriting parameters. Group’s products include group medical stop-loss insurance sold to employer self-funded health plans; limited benefits medical insurance for employees not able to participate in a traditional health plan, such as part-time, seasonal and temporary workers; group life, accidental death and dismemberment insurance, and disability products. We purchase reinsurance coverage to limit our exposure to losses from our group medical stop-loss, life, short-term disability and long-term disability products. We retain group medical stop-loss risk up to $1.0 million and reinsure the remainder. We reinsure 50% of our Group life risk and cap our liability at $0.5 million. Our short-term and long-term disability risk is 100% reinsured.

We sell through several types of distributors within the Group segment, including third-party administrators or TPAs, employee benefits brokers, consultants and Administrative Services Only, or ASO, arrangements. ASO’s are fully insured networks that also offer our group medical stop-loss insurance.

We work closely with employee benefits brokers, consultants and the employer to design benefit plans to meet the employer’s particular requirements. Our customers primarily are small and mid-size employers that require knowledgeable employee benefits brokers, consultants and insurance company representatives to understand their individual financial needs and employee profiles, and to customize benefit plans that are appropriate for them. We believe our extensive experience and expertise in group medical stop-loss insurance, limited benefits medical insurance, group life, accidental death and dismemberment insurance and disability products provide us with opportunities to support close broker relationships and to provide employers innovative and customer-centric benefit plans.

Pricing in the medical stop-loss insurance market has proven to be cyclical. Over the past two years, we have experienced a cycle where the market had been offering this product at competitively low prices. However, we continued our disciplined medical stop-loss pricing strategy. More recently, we have seen evidence of the medical stop-loss insurance market firming, which may suggest a developing trend towards higher pricing for this product line, based on our experience with previous pricing cycles.

Products

Group Medical Stop-Loss

Our group medical stop-loss insurance is provided to employer self-funded health plans and covers the risk of higher than expected claims experience. The group medical stop-loss coverage reimburses for claims in excess of a predetermined amount.

Limited Medical Benefits

Our limited medical benefits insurance is provided to employers for health coverage to employees not otherwise eligible to participate in traditional plans, such as part-time, seasonal and temporary workers.

Life Insurance, Accidental Death and Dismemberment

Our group term life insurance product provides benefits in the event of an insured employee’s death. The death benefit can be based upon an individual’s earnings or occupation, or can be fixed at a set dollar amount. Our products also include optional accidental death and dismemberment coverage as a supplement to our term life insurance policies. This coverage provides benefits for an insured employee’s loss of life, limb or sight as a result of accidental death or injury.

Disability Insurance

Our group long-term disability coverage is designed to cover the risk of employee loss of income during prolonged periods of disability. Our group short-term disability coverage provides partial replacement of an insured employee’s weekly earnings in the event of disability resulting from an injury or illness. Benefits can be a set dollar amount or based upon a percentage of earnings.

Underwriting and Pricing

We face significant competition in the Group segment operations. Our competitors include large and highly rated insurance carriers. Some of these competitors have greater resources than we do, and many of them offer similar products and use similar distribution channels. We have consistently written or renewed business that meets our return requirements, and this discipline has recently had a slightly negative impact on our market share. However, this was by design with our focus on profitability. Competition is based primarily upon product pricing and features, compensation and benefits structure and support services offered.

Group insurance pricing reflects the employer group’s claims experience, when appropriate. The risk characteristics of each employer group are reviewed at the time the policy is issued and each renewal year thereafter, resulting in ongoing adjustments to pricing. The key pricing and underwriting criteria are medical cost trends, the employer group’s demographic composition, including the age, gender and family composition of the employer group’s members, the industry, geographic location, regional economic trends, plan design and prior claims experience.

Retirement Services

Overview

Through our Retirement Services segment, we offer fixed and variable deferred annuities in both the qualified and non-qualified markets. Qualified contracts include tax-sheltered annuities (marketed to teachers and not-for-profit organizations), IRAs, Roth IRAs and Section 457 plans. We also issue group annuities to qualified retirement plans and provide record keeping services to qualified retirement plans invested in mutual funds. We offer these products and services to a broad range of individual consumers who want to accumulate tax-deferred assets for retirement, desire a reliable source of income during their retirement, or seek to protect against outliving their assets during retirement. We also target the small to mid-size employer market with cost effective products and services that provide a broad range of diverse investment options for employers that offer defined contribution plans.

Although the demand for fixed annuities has been negatively impacted by the low interest rate environment, we believe that higher interest rates will result in increased demand for fixed annuities and other investment products that help consumers supplement their social security benefits with reliable retirement income.

We have a variety of fixed annuity products and a broad range of distribution relationships that position us to increase sales to consumers looking for stable returns. With our new Focus variable product, we are positioned to increase sales to consumers that are looking to maximize earnings and have a tolerance for some volatility in their underlying investments.

Furthermore, we believe that the small to mid-sized employer market place will be an area of growth as more employers eliminate traditional pensions and offer defined contribution plans with lower administrative costs. As employers drive down employee costs, we believe they still want to offer competitive benefit retirement plans so long as the administrative costs are reasonable. We have partnered with a third party to offer employers a turnkey 401(k) package of plan administration and non-proprietary mutual fund investment options that is easy to sell through financial advisors. In addition, our products are designed to allow employers to provide their employees with attractive retirement investments for a relatively low cost. Furthermore, once those retirement plan customers decide to retire or rollover their funds, we offer a suite of IRAs, Roth IRAs, immediate annuities, and other retirement vehicles. It is our goal to capture and hold those customers by offering products that address their evolving needs and through excellent service to our distribution partners and customers.

We develop our annuity products through a rigorous pricing and underwriting process designed to achieve targeted returns based upon each product’s risk profile and our expected rate of investment returns. We compete for sales of annuities through competitive pricing policies and innovative product design. For example, we have introduced a single premium bonus annuity with a choice of multi-year interest guarantee periods.

We offer our annuities and other investment products primarily through financial institutions, broker-dealers, independent agents and financial advisors, and worksite employee benefits specialists.

Products

Fixed Annuities

We offer fixed single premium and flexible premium deferred annuities that provide for a premium payment at time of issue, an accumulation period and an annuity payout period at some future date. For example, our fixed deferred annuities include our Custom product, which has a seven-year surrender charge penalty period and a choice of one year, three year or five year interest rate lock periods. During the accumulation period, we credit the account value of the annuity with interest earned at an interest rate, called the crediting rate. The crediting rate is guaranteed generally for one year, or the guarantee period selected by the contract owner. After each guarantee period, the crediting rate is subject to change at our discretion (subject to the minimum guaranteed rate in the contract), based upon competitive factors, portfolio earnings rate, prevailing market rates and product profitability. Our fixed annuity contracts are funded by our general account, and the accrual of interest during the accumulation period is generally on a tax-deferred basis to the owner. The majority of our fixed annuity contract owners retain their contracts through the surrender penalty period. After one year in the annuity contract, the contract owner may elect to take the accumulated value of the annuity and convert it to a series of payments that are received over a selected period of time of not less than five years.

Our fixed annuity contracts permit the contract owners at any time during the accumulation period to withdraw all or part of the premium paid, plus the amount credited to their accounts, subject to contract provisions such as surrender charges that vary depending upon the terms of the product. The contracts impose surrender charges that typically vary from 5.0% to 8.0% of the amount withdrawn, starting in the year of contract issue and decreasing to zero over a three to eight-year period. The contract owner also may withdraw annually up to 10% of the account value without any contractual penalty. Approximately $1.7 billion, or 37.2% of the total account value of our fixed annuities as of September 30, 2007, were subject to surrender charges.

Historically, withdrawals on fixed annuities have increased during periods with lower or no surrender charge penalties. Our Secure fixed annuity product includes surrender charges during the first eight years of the contract term, with a 30-day window without such charges at the end of the fourth year. We issued most of our outstanding Secure fixed annuity contracts in 2003, and accordingly withdrawals on Secure fixed annuity contracts increased during 2007 as holders exercised withdrawal rights during the 30-day window. The account values of our Secure fixed annuity contracts with respect to which the 30-day window without surrender charges occurs during 2008 will be less than during any calendar quarter in 2007.

As market conditions change, we change the initial crediting rate for newly issued fixed single premium deferred annuities, or SPDAs. We maintain the initial crediting rate for a minimum period of one year or the guarantee period, whichever is longer. Thereafter, we may adjust the crediting rate no more frequently than once every six months for any given deposit. Most of our recently issued annuity contracts have minimum guaranteed crediting rates between 1.0% and 3.0%.

Our earnings from fixed annuities are based upon the spread between the crediting rate on our fixed annuity contracts and the returns we earn in our general account on our investment of premiums.

Variable Annuities

We offer variable annuities that allow the contract owner to make payments into a guaranteed-rate account and separate accounts divided into subaccounts that invest in underlying investment portfolios. Like a deferred fixed annuity, a deferred variable annuity has an accumulation period and a payout period. Although the fixed-rate account is credited with interest in a manner similar to a fixed deferred annuity, there is no guaranteed minimum rate of return for investments in the subaccounts, and the contract owner bears the entire risk associated with the performance of these subaccounts, subject to the guaranteed minimum death benefit or any other benefit offered under the contract.

Similar to our fixed annuities, our variable annuity contracts permit the contract owner to withdraw all or part of the premiums paid, plus the amount credited to the contract owner’s account, subject to contract terms such as surrender charges. The cash surrender value of a variable annuity contract depends upon the value of the assets that have been allocated to the contract, how long those assets have been in the contract and the investment performance of the subaccounts to which the contract owner has allocated assets.

Variable annuities provide us with fee revenue in the form of flat-fee charges, mortality and expense risk charges, and asset related administration charges. The mortality and expense risk charge and asset related administration charge equal a percentage of the contract owner’s assets in the separate account and typically range from 1.00% to 1.55% per annum. In addition, some contracts may offer the option for contract owners to purchase additional features, such as guaranteed minimum death benefits, for additional fees that are paid for through charges equal to a percentage of the contract owner’s assets. Substantially all of our guaranteed minimum death benefit risk on our individual variable annuities is reinsured. We continue to evaluate our pricing of such features and intend to change prices if appropriate.

We recently introduced the Symetra Focus Variable Annuity, which we believe is one of the most cost-effective such products on the market. Focus is one of the few variable annuities available featuring index investment options from Vanguard. The product’s low-cost structure and well-respected investment options are designed to benefit the clients. The average total cost with Focus is 36% less than the industry average according to Variable Annuity Research and Data Service, a leading source of variable annuities data.

We continually review potential new fixed and variable annuity products and pursue only those where we believe we can achieve targeted returns in light of the risks involved. Unlike several of our competitors, we have not offered variable annuity products with guaranteed minimum withdrawal benefits, or GMWB, or with guaranteed minimum income benefits, or GMIB.

Corporate Retirement Plans

We offer a wide range of employer-sponsored retirement plans, which include 401(k) plans, including traditional, Safe Harbor and SIMPLE profit sharing plans, 403(b) plans and Section 457 plans.

Additional retirement plans can be purchased by individual business owners. These include one-person 401(k) plans designed for business owners with no employees, other than a spouse and defined benefit plans, commonly known as traditional retirement plans, designed to distribute a specific monthly benefit at retirement. The formula used to calculate this benefit can be based on many factors, but most commonly on salary and years of service. Contributions can only be made by the employer and are a federally tax-deductible business expense.

Underwriting and Pricing

We generally do not use an underwriting selection process for our annuity products. We price our products based upon our expected investment returns and our expectations for mortality, longevity and the probability that a policy or contract will remain in-force from one period to the next, or persistency, for the group of our contract owners as a whole, taking into account mortality improvements in the general population and our historical experience. We price deferred annuities by analyzing longevity and persistency risk, volatility of expected earnings on our assets under management, risk profile of the product, special reserving and capital requirements, and the expected expenses we will incur.

Income Annuities

Overview

We offer income annuities, which guarantee a series of payments that continue either for a certain number of years or for the remainder of an annuitant’s life.

Also, we offer structured settlement contracts that provide an alternative to a lump sum settlement, generally in a personal injury lawsuit or worker’s compensation claim, and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant. The structured settlements provide scheduled payments over a fixed period or, in the case of a life-contingent structured settlement, for the life of the claimant with a guaranteed minimum period of payments.

Products

Income Annuities

Our income annuities differ from deferred annuities in that they provide for contractually guaranteed payments that generally begin within one year of issue. Income annuities generally do not provide for surrender or policy loans by the contractholder, and therefore they provide us with the opportunity to match closely the underlying investment of the deposit received to the cash benefits to be paid under a policy and provide for an anticipated margin for expenses and profit, subject to credit, reinvestment and, in some cases, longevity risk. We have recently added a liquidity feature that allows the contractholder to withdraw portions of the future payments.

The most common types of income annuities are the life-contingent annuity, which makes payments for the life of an annuitant, the joint and survivor annuity, which continues to make payments to a second annuitant, such as a spouse, after the death of the contractholder, and period certain annuities, which generally make payments for a minimum period from five to 30 years even if the contractholder dies within the certain period. Income annuities typically are sold to people that are near, at, or in retirement. We anticipate higher sales of income annuities with the demographic shift toward more people reaching retirement age and their need for dependable retirement income that lasts their entire life.

Structured Settlements

Structured settlement contracts provide an alternative to a lump sum settlement, generally in a personal injury lawsuit or worker’s compensation claim, and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant. The structured settlements provide scheduled payments over a fixed period or, in the case of a life-contingent structured settlement, for the life of the claimant with a guaranteed minimum period of payments. Structured settlement contracts also may provide for irregularly scheduled payments to coincide with anticipated medical or other claimant needs. These settlements offer tax-advantaged, long-term financial security to the injured party and facilitate claim settlement for the property and casualty insurance carrier. Structured settlement contracts are long-term in nature, guarantee a fixed benefit stream and generally do not permit surrender or borrowing against the amounts outstanding under the contract. In 2005, we introduced funding services to clients with financial circumstances that may have changed from the time they originally received a structured settlement. Our funding service provides an immediate lump sum payment to replace future benefit payments and includes coordinating the court approval process.

Our current financial strength ratings limit our ability to offer structured settlement contracts. If our principal life insurance company subsidiary, Symetra Life Insurance Company, increases its financial strength ratings from “A” (Excellent) to “A+” (Excellent) from A.M. Best, courts will be more willing to approve structured settlement contract arrangements from us. Improving this key rating will allow us to participate fully in this market.

Underwriting and Pricing

In substandard cases, we maintain medical underwriting for these annuities. We price income annuities and structured settlements using industry produced annuity mortality information, our mortality experience and assumptions regarding continued improvement in annuitant longevity, as well as assumptions regarding investment yields at the time of issue and thereafter. Our structured settlement contracts and traditional income annuities can be underwritten in our medical department by medical doctors and other trained medical personnel.

Individual

Overview

Individual life insurance provides protection against financial hardship after the death of an insured by providing cash payments to the beneficiaries of the policyholder. Single premium life and universal life insurance products also provide an efficient way for assets to be transferred to heirs.

Our principal life insurance product is term life, which provides life insurance coverage with guaranteed level premiums for a specified period of time with little or no buildup of cash value that is payable upon lapse of the coverage. We have been a provider of term life insurance since 1957. In addition to term life insurance, we offer universal life insurance products, which are designed to provide protection for the entire life of the insured and may include a buildup of cash value that can be used to meet the policyholder’s particular financial needs during the policyholder’s lifetime.

We price our traditional insurance policies based primarily upon our own historical experience in the risk categories that we target. Our pricing strategy is geared toward individuals in preferred risk categories and offer them attractive products at competitive prices. Persons in preferred risk categories include healthier individuals who generally have family histories that do not present increased mortality risk. We also have significant expertise in evaluating people with health problems and offer appropriately priced coverage for people who meet our underwriting criteria.

We offer our life insurance products primarily through three distribution channels: independent agents and financial advisors, worksite benefit brokers and financial institutions, and we offer BOLI through specialty agents. We believe there are opportunities to expand our sales through each of these distribution channels.

Products

Term Life Insurance

Our term life insurance policies provide a death benefit if the insured dies while the coverage is in force. Term life policies have little to no cash value buildup and therefore rarely have a payment due if and when a policyholder decides to lapse the policy.

Our primary term life insurance products have guaranteed level premiums for initial terms of 10, 15, 20 or 30 years. After the guaranteed period expires, premiums increase annually and the policyholder has the option to continue under the current policy by paying the increased premiums without demonstrating insurability or qualifying for a new policy by submitting again to the underwriting process. Coverage continues until the insured reaches the policy expiration age or the policyholder ceases to make premium payments or otherwise terminates the policy, including potentially converting to a permanent plan of insurance. The termination of coverage is called a lapse. For newer policies, we seek to reduce lapses at the end of the guaranteed period by gradually grading premiums to the attained age scale of the insured over the five years following the guaranteed period. After this phase-in period, premiums continue to increase as the insured ages.

Because of how we design and price our term insurance, we have limited the impact from statutory reserves mandated by the valuation of life insurance policies model regulation, also known in the insurance industry as XXX deficiency reserves.

BOLI

Our life insurance business also includes BOLI. During the past few years, many of the nation’s largest financial institutions have purchased several billion dollars of BOLI as a means of generating the cash flow needed to fund benefit liabilities. A BOLI program can create significant assets and earnings gains that can closely match the emerging liabilities. BOLI is a highly stable, low-risk source of financing that can offer net annual after-tax returns that are generally higher than traditional bank investments.

Universal Life Insurance

Our universal life insurance policies provide policyholders with lifetime death benefit coverage, the ability to accumulate assets on a flexible, tax-deferred basis, and the option to access the cash value of the policy through a policy loan, partial withdrawal or full surrender. Our universal life products also allow policyholders to adjust the timing and amount of premium payments. We credit premiums paid, less certain expenses, to the policyholder’s account and from that account deduct regular expense charges and certain risk charges, known as COI, which generally increase from year to year as the insured ages. Our universal life insurance policies accumulate cash value that we pay to the insured when the policy lapses or is surrendered. Most of our universal life policies also include provisions for surrender charges for early termination and partial withdrawals.

We credit interest on policyholder account balances at a rate determined by us, but not less than a contractually guaranteed minimum. Our in-force universal life insurance policies generally have minimum guaranteed crediting rates ranging from 3.0% to 4.5% for the life of the policy.

Because of how we design and price our universal life insurance, we have limited the impact from AXXX deficiency reserves. We sell only two products with secondary guarantees and these are limited to the first 20 years of the policy.

Worksite Life

Our worksite life product is voluntary universal life insurance coverage that provides lifetime death benefit protection if minimum premium payments are made. The premiums are paid by payroll deduction while the employee remains with the employer and the product is portable after the policyowner leaves the employer. Policies are available for employees, their spouses, children and grandchildren.

The product has an Automatic Increase Option (AIO) that allows the policyowner to elect at issue to have the option of paying an incremental amount in future policy years to obtain additional coverage. We credit interest on policyholder account balances at a rate determined by us, subject to the guaranteed minimum interest rate of 2.0%.

Because of how we design and price our worksite life insurance, we have limited the impact from AXXX deficiency reserves.

Variable Life Insurance

Our variable life insurance policies provide policyholders with lifetime death benefit coverage, the ability to accumulate assets on a flexible, tax-deferred basis, and the option to access the cash value of the policy through a policy loan, partial withdrawal or full surrender. We offer a variable universal life insurance product with either a fixed or increasing death benefit for traditional life insurance needs and policyholders are allowed to adjust the timing and amount of premium payments. We also offer a variable life insurance product that is designed to maximize cash value accumulation by minimizing the COI charges. This product provides the minimum amount of insurance necessary to qualify as life insurance under the IRS tax code and has a variable death benefit that adjusts based on the investment performance of the underlying account value. This product is designed for the financial planning market, primarily for wealth transfer purposes for high net worth individuals.

Because of how we design and price our variable universal life insurance, we have limited the impact from AXXX deficiency reserves. We sell only one product with secondary guarantees.

Underwriting and Pricing

We believe effective underwriting and pricing are significant drivers of the profitability of our life insurance business, and we have established rigorous underwriting and pricing practices designed to maximize our profitability. Our fully underwritten term life insurance is reinsured 50% to 85%, which limits retained mortality risk for the company. We set pricing assumptions for expected claims, lapses, investment returns, expenses and customer demographics based on our own relevant experience and other factors. Our strategy is to price our products competitively for our target risk categories and not necessarily to be equally competitive in all categories.

Our fully underwritten policies place each insurable life insurance applicant in one of eight primary risk categories, depending upon current health, medical history and other factors. Each of these eight categories has specific health criteria, including the applicant’s history of using nicotine products. We consider each life insurance application individually and apply our guidelines to place each applicant in the appropriate risk category, regardless of face value or net amount at risk. We may decline an applicant’s request for coverage if the applicant’s health or other risk factor assessment is unacceptable to us. We do not delegate underwriting decisions to independent sales intermediaries. Instead, all underwriting decisions are made by our own underwriting personnel or by our automated underwriting system. We often share information with our reinsurers to gain their insights on potential mortality and underwriting risks and to benefit from their broad expertise. We use the information we obtain from the reinsurers to help us develop effective strategies to manage our underwriting risks. For specific markets where fully underwritten products are not preferred by the distributor, we have developed specially priced products to support a “simplified issue” process. This process enables us to reach applicants not called on by traditional insurance agents. “Simplified issue” contracts are typically generated via worksite sales to employees and sales to retail bank customers. Insurance amounts are limited and separate underwriting guidelines are applied for simplified issue policies.

Other

Our Other segment consists primarily of unallocated surplus net investment income and unallocated operating expenses including interest expense on debt, the results of small, non-insurance businesses that are managed outside of our operating segments and inter segment elimination entries.

Operating Subsidiaries

Symetra Financial Corporation is a holding company, and we conduct business through our subsidiaries. Our primary operating subsidiaries are as follows:

Name	Operating Segment	Other Information

Symetra Life Insurance Company	All segments	Primary operating subsidiary
First Symetra National Life Insurance Company of New York	Primarily Retirement Services
Clearscape Funding Corporation	Other
Employee Benefit Consultants, Inc.	Group	Third party administrator
Symetra Assigned Benefits Service Company	Income Annuities	Structured settlements
Symetra Securities, Inc.	Retirement Services	Broker-dealer; distributor
Symetra Investment Services, Inc.	Other	Broker-dealer; distributor
Medical Risk Managers, Inc.	Group	Managing general underwriter
Health Network Strategies, LLC	Group	60% owned joint venture

Distribution

We distribute our products through an extensive and diversified distribution network. We believe access to a variety of distribution channels enables us to respond effectively to changing consumer needs and distribution trends. We compete with other financial services companies to attract and retain relationships in each of these channels. Some of the factors that lead to our success in competing for sales through these channels include amount of sales commissions and fees we pay, breadth of our product offerings, our perceived stability and our financial strength ratings, marketing and training we provide and maintenance of key relationships with individuals at those firms. We believe we have a well diversified multi-channel distribution network to capture a broad share of the distributor and consumer markets for insurance and financial services products.

Our Group segment distributes their products through the following channels:

•	employee benefits brokers and TPAs; and

•	worksite specialists.

Our Individual, Retirement Services and Income Annuities segments distribute their products through the following channels:

•	financial institutions;

•	worksite specialists; and

•	brokerage general agencies and independent agents.

The following table sets forth our annualized first-year premiums and deposits on new policies in our Group, Retirement Services, Income Annuities and Individual segments:

Sales for the Year Ended December 31, 2006
by Distribution Channel

	Segment
		Retirement	Income
Distribution Channel	Group(1)	Services(2)	Annuities(3)	Individual(4)
	(Unaudited)
	(In millions)

Financial institutions	$—	$374.8	$14.8	$1.4
Employee benefits brokers/TPAs	59.9	—	—	—
Worksite specialists	9.2	160.3	5.4	1.6
Independent agents/BGAs	—	38.1	65.3	6.2
Structured settlements/BOLI	—	—	11.1	—

(1)	Includes medical stop-loss, health insurance and life and disability and limited medical benefits.

(2)	Includes deferred and variable annuities and retirement programs.

(3)	Includes immediate annuities and structured settlements.

(4)	Includes term, universal, single premium, BOLI and variable life insurance.

Financial Institutions.  We have agency agreements with 28 key financial institutions, accounting for approximately 20,000 agents and registered representatives in 50 states. We use financial institutions to distribute a significant portion of our fixed and variable annuities, as well as a growing portion of our life insurance policies.

Two financial institutions, Washington Mutual Financial Services and U.S. Bank, accounted for a significant portion of our total sales in 2006, with each selling primarily fixed annuity products. Each of these two distributors operates under an agency agreement with us. Each agreement may be terminated at any time, for any reason, upon thirty days notice. We pay each distributor commissions and other compensation at various rates depending on the product sold. We retain the right to change compensation paid under these agreements with respect to future sales. Generally, if premiums are returned to the policyholder or withdrawals are made during the first contract year, the distributor is obligated to pay back all or a portion of the commissions and other compensation received for such product.

Employee Benefits Brokers, Third-Party Administrators.  We distribute most of our Group segment products through approximately 2,500 agencies in the employee benefits broker/third-party administrator channel. This distribution channel is also supported by approximately 60 of our employees located strategically in a nationwide network of 24 regional offices.

Worksite Specialists.  We distribute limited benefits medical insurance of our Group segment, retirement programs of our Retirement Services segment, and voluntary life insurance of our Individual segment through the worksite channel. Employer sponsored retirement plans are sold through more than 1,100 independent employee benefits brokers and registered representatives from approximately 870 agencies. Limited benefits medical insurance and voluntary life insurance are sold through approximately 390 independent retail brokers, agents and consultants in 49 states and the District of Columbia.

Independent Agents, Brokerage General Agencies.  We distribute life insurance and fixed and deferred annuities through approximately 21,000 independent agents located throughout the U.S. from approximately 12,500 different agencies. These independent agents market our products and those of other insurance companies.

Structured Settlements.  We distribute structured settlements through approximately 570 settlement consultants representing 67 agencies in 49 states and the District of Columbia. We believe our ability to participate and compete effectively in the sales of structured settlements will depend on our ability to achieve upgrades from the ratings agencies.

Marketing

We promote and differentiate our products and services through the breadth of our product offerings, technology services, specialized support for our distributors and innovative marketing programs to help distributors grow their business with our products.

Since the completion of the Acquisition, we have customized our marketing approach to promote our new brand to distributors of our products whom we believe have the most influence in our customers’ purchasing decisions. We chose to build our brand among this constituency in three phases: an outreach to our employees to understand and deliver on the new brand, an outreach to our independent producers in our sales channels and a prudent consumer outreach. These programs include advertising in trade and business periodicals, consumer advertising with a small, prudent budget leveraged by its ties to our producers, outreach from a media perspective to both trade and consumer periodicals and community outreach to include partnering with distributors.

At the product level, we simplify the sales process so that the recommendation to purchase our product is as easy and seamless as possible. This is accomplished through our product collateral, technology in the sales process and ease of service after the sale.

We seek to build recognition of our new brand and maintain strong relationships with leading distributors by providing a high level of specialized support, such as product training, sales solutions, and financial product design for targeted customers. In addition, we host several annual meetings with independent sales intermediaries to gather their feedback on industry trends, new product suggestions and ways to enhance our relationships with distributors.

Reserves

Overview

We calculate and maintain reserves for estimated future benefit payments to our policyholders and contractholders in accordance with U.S. GAAP. We establish reserves at amounts which we expect to be sufficient to satisfy our policy obligations. We release these reserves as those future obligations are extinguished. The reserves we establish necessarily reflect estimates and actuarial assumptions with regard to our future experience. These estimates and actuarial assumptions involve the exercise of significant judgment. Our future financial results depend significantly upon the extent to which our actual future experience is consistent with the assumptions we have used in pricing our products and determining our reserves. Many factors can affect future experience, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, we cannot determine with complete precision the ultimate amounts we will pay for actual future benefits or the timing of those payments.

Individual and Group Life Insurance and Group Health Insurance

We establish reserves for life insurance policies based upon generally recognized actuarial methods. We use mortality tables in general use in the U.S., modified where appropriate to reflect relevant historical experience and our underwriting practices. Persistency, expense and interest rate assumptions are based upon relevant experience and expectations for future development.

The liability for policy benefits for universal life insurance and BOLI policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, plus any amount needed to provide for additional benefits. We also establish reserves for amounts that we have deducted from the policyholder’s balance to compensate us for services to be performed in future periods. The BOLI life reserves were reset to fair value on the date of acquisition, August 2, 2004.

Our reserves for unpaid group life and health insurance claims, including our stop-loss medical and other lines, are estimates of the ultimate net cost of both reported losses that have not yet been settled and incurred but as yet unreported losses. Reserves for IBNR claims are based upon historic incidence rates, severity rates, reporting delays and any known events which we believe will materially affect claim levels.

Reserves for long-term disability claims are based upon factors including recovery, mortality, expenses, Social Security and other benefit offsets, and investment income. They represent the actuarial present value of benefits and associated expenses for current claims, reported claims that have not yet completed the applicable elimination period and for covered disabilities that have been incurred but have not yet been reported. Claims on long-term disability insurance policies consist of payments to be made periodically, generally monthly, in accordance with the contractual terms of the policy.

Retirement Services and Income Annuities

For our investment contracts, including annuities and guaranteed investment contracts, contractholder liabilities are equal to the accumulated contract account values, which generally consist of an accumulation of deposit payments, less withdrawals, plus investment earnings and interest credited to the account, less expense, mortality, and profit charges, if applicable. We also maintain a separate reserve for any expected future payments in excess of the account value due to the potential death of the contractholder. The reserves were reset to fair value on August 2, 2004.

Reserves for future policy benefits on our immediate fixed annuity contracts are calculated based upon actuarial assumptions regarding the interest to be earned on the assets underlying the reserves and, if applicable, the annuitant’s life expectancy. The reserves were reset to fair value on August 2, 2004 with adjustments to future interest and mortality assumptions.

Investments

Overview

Our investment portfolios are currently managed under an agreement with White Mountains Advisors LLC, or WM Advisors, a registered investment adviser that is owned by White Mountains Insurance Group, Ltd. Prior to the completion of this transaction we will enter into an amended agreement with WM Advisors and a new agreement with Prospector Partners, LLC, or Prospector. See “Certain Relationships and Related Transactions.” WM Advisors and Prospector are value-oriented investment managers whose overall investment objective is to consistently achieve positive results and to maximize long-term results with a focus on downside protection, all within client constraints. Among the keys to their success are an emphasis on capital preservation, a strong focus on fundamental, value-oriented security selection and quick action as a security’s outlook changes. Their moderate size allows them to remain selective and opportunistic in implementing this approach. WM Advisors has entered into two sub-advisory agreements with Principal Global Investors, or Principal, and Pioneer Investment Management, or Pioneer, to perform the following:

•	Principal’s objective is to invest in investment grade private placements with target average lives of three to 30 years.

•	Pioneer’s investment objective is to provide a consistently high current yield, maintain preservation of principal and, provided the first two objectives are met, seek to achieve a competitive total rate of return relative to the Merrill Lynch U.S. High Yield BB/B combined index.

Prospector’s investment strategy is to maximize absolute total return through investments in a variety of equity and equity-related instruments, including convertible preferred and convertible debt securities. Using a value orientation, Prospector invests in relatively concentrated positions in the United States and other developed markets. Prospector’s philosophy is to invest for total risk-adjusted return using a bottom-up, value discipline. Preservation of capital is of the utmost importance.

In addition, we have a mortgage loan department that originates new commercial mortgages and manages our existing commercial mortgage loan portfolio. The commercial mortgage holdings are secured by first-mortgage liens on income-producing commercial real estate, primarily in the retail, industrial, and office building sectors.

We invest primarily in fixed maturities, including government, municipal and corporate bonds, mortgage-backed and other asset-backed securities and mortgage loans on commercial real estate. We also invest in short-term securities and other investments, including a position in equity securities. In all cases, investments for our insurance subsidiaries are required to comply with restrictions imposed by applicable laws and insurance regulatory authorities.

Our investment department includes accounting, reporting and analysis functions. We establish investment policies and strategies, as well as reviewing portfolio performance and asset-liability management allocations. We incurred expenses for investment management and related administrative services of $24.0 million for 2006 and $22.9 million for 2005.

Our primary investment objective is to meet our obligations to policyholders and contractholders while increasing value to our stockholders by investing in a diversified portfolio of high-quality, income producing securities and other assets. Our investment strategy for our non-equity portfolio seeks to optimize investment income without relying on realized investment gains. Our strategy for our equity portfolio is to maximize total return. We deliberately forego investment income to receive realized and unrealized investment gains from our equity investments.

We are exposed to two primary sources of investment risk. One of these investment risks is credit risk, and is associated with the uncertainty of the continued ability of a given issuer to make timely payments of principal and interest. Another investment risk is interest rate risk, where market price and cash flow variability are associated with changes in market interest rates.

We manage credit risk by analyzing issuers, transaction structures and real estate properties. We use analytic techniques to monitor credit risk. For example, we regularly measure the probability of credit default and estimated loss in the event of such a default, which provides us with early notification of worsening credit. If an issuer downgrade causes our holdings of that issuer to exceed our risk thresholds, we automatically undertake a detailed review of the issuer’s credit. We also manage credit risk through industry and issuer diversification and asset allocation practices. For commercial real estate loans, we manage credit risk through geographic and product type diversification and asset allocation. We routinely review different issuers and sectors and conduct more formal quarterly portfolio reviews.

We mitigate interest rate risk through rigorous management of the relationship between the duration of our assets and the duration of our liabilities, seeking to minimize risk of loss in both rising and falling interest rate environments.

For a summary of the composition of our investment portfolio see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments.”

Fixed Maturities

Fixed maturities consist principally of publicly traded and privately placed debt securities, and represented 92.4% and 92.7% of invested assets as of September 30, 2007 and December 31, 2006, respectively.

Based upon estimated fair value, public fixed maturities represented 95.8% of total fixed maturities as of September 30, 2007. Private fixed maturities represented 4.2% of total fixed maturities as of September 30, 2007. We invest in privately placed fixed maturities in an attempt to enhance the overall value of the portfolio, increase diversification and obtain higher yields than can ordinarily be obtained with comparable public market securities.

There are several credit ratings of the nationally recognized statistical rating organizations such as S&P, Moody’s and Fitch and the Securities Valuation Office of the NAIC for marketable bonds. The following tables present our unaudited public, private and aggregate fixed maturities by S&P credit ratings and the equivalent NAIC designation, as well as the percentage, based upon estimated fair value, that each designation comprises:

Fixed Maturities Credit Quality

		As of September 30, 2007			As of December 31, 2006
				% of			% of
		Amortized		Total	Amortized		Total
S&P	NAIC	Cost	Fair Value	Fair Value	Cost	Fair Value	Fair Value
	(In millions)

AAA	1	$5,285.4	$5,252.7	33.7%	$5,192.8	$5,160.5	32.1%
AA	1	1,097.5	1,083.7	7.0	1,112.3	1,122.8	7.0
A	1	3,524.9	3,496.1	22.4	3,639.2	3,653.4	22.8
BBB	2	4,610.5	4,508.6	28.9	4,838.3	4,782.3	29.8
BB	3	302.8	310.6	2.0	394.9	419.4	2.6
B	4	280.3	269.9	1.7	253.9	256.5	1.6
CCC	5	35.7	34.8	0.2	23.5	23.5	0.2
D	6	0.9	1.9	0.0	1.1	2.2	0.0
NR		636.1	629.1	4.1	630.6	629.3	3.9

Total		$15,774.1	$15,587.4	100.0%	$16,086.6	$16,049.9	100.0%

The following table sets forth the amortized cost and estimated fair value of our fixed maturities by contractual maturity dates as of the dates indicated, which have been derived from our unaudited consolidated financial statements for the nine months ended September 30, 2007 and from our audited consolidated financial statements for the year ended December 31, 2006:

Maturity Table

	September 30, 2007		December 31, 2006
	Amortized	Estimated	Amortized	Estimated
Years to Maturity	Cost	Fair Value	Cost	Fair Value
	(In millions)

Due in one year or less	$307.6	$306.8	$377.1	$374.6
Due after one year through five years	2,692.5	2,665.9	2,655.7	2,613.7
Due after five years through ten years	2,556.7	2,502.3	2,746.5	2,701.7
Due after ten years	5,718.9	5,651.3	5,919.7	6,014.2
Mortgage-backed securities	4,498.4	4,461.1	4,387.6	4,345.7

Total	$15,774.1	$15,587.4	$16,086.6	$16,049.9

We diversify our fixed maturities by security sector. The following table sets forth the estimated fair value of our fixed maturities by sector, as well as the percentage of the total fixed maturities each sector comprises of the total as of the dates indicated, which have been derived from our unaudited consolidated financial statements for the nine months ended September 30, 2007 and from our audited consolidated financial statements for the year ended December 31, 2006:

Sector Table

	September 30, 2007		December 31, 2006
	Estimated	% of	Estimated	% of
Security Sector	Fair Value	Total	Fair Value	Total
	(In millions)

U.S. Government and agencies	$188.7	1.2%	$157.9	1.0%
State and political subdivisions	498.5	3.2	670.9	4.2
Foreign governments	136.6	0.9	208.9	1.3
Corporate securities	10,302.5	66.1	10,666.5	66.4
Mortgage-backed securities	4,461.1	28.6	4,345.7	27.1

Total	$15,587.4	100.0%	$16,049.9	100.0%

The following table sets forth the unaudited estimated fair value by major industry types that comprise our fixed maturities holdings as of the dates indicated, based primarily on standard industrial codes:

Industry Table

	September 30, 2007		December 31, 2006
	Estimated	% of	Estimated	% of
Security Sector	Fair Value	Total	Fair Value	Total
	(In millions)

Consumer discretionary	$913.0	5.9%	$1,012.4	6.3%
Consumer staples	1,342.6	8.6	1,247.7	7.8
Energy	464.0	3.0	650.4	4.0
Financials	4,020.5	25.8	3,882.2	24.2
Foreign governments	136.6	0.9	193.7	1.2
Health care	483.3	3.1	457.3	2.8
Industrials	1,374.5	8.8	1,325.1	8.3
Information technology	176.8	1.1	186.7	1.1
Internal/other	22.4	0.1	23.1	0.1
Materials	713.2	4.6	694.7	4.3
Supranationals	9.8	0.0	24.2	0.2
Telecommunication services	593.2	3.8	688.1	4.3
U.S. federal government	2,848.5	18.3	2,994.4	18.7
U.S. municipals	498.5	3.2	571.1	3.6
Utilities	1,990.5	12.8	2,098.8	13.1

Total	$15,587.4	100.0%	$16,049.9	100.0%

Our fixed maturities holdings are diversified by industry and issuer. The portfolio does not have significant exposure to any single issuer. As of September 30, 2007 our combined corporate bond holdings in the ten issuers in which we had the greatest exposure was $966.8 million, or approximately 5.7% of our total investments as of such date. Our exposure to the largest single issuer of corporate bonds held as of September 30, 2007 was $170.9 million, which was 1.0% of our total investments as of such date.

Mortgage-backed, Asset-backed Securities

We purchase mortgage-backed and asset-backed securities to diversify the portfolio risk from primarily corporate credit risk to a mix of credit and cash flow risk. We believe the inherent risks of prepayment and extension with the mortgage-backed securities will impact when cash flow is received, and the majority of our holdings have low variability in monthly cash flow. Our total mortgage-backed securities holdings estimated fair value was $4.5 billion and $4.3 billion as of September 30, 2007 and December 31, 2006, respectively.

We held minimal investments in asset-backed securities which had an estimated fair value of $154.8 million and $92.7 million as of September 30, 2007 and December 31, 2006, respectively. Based on market values as of September 30, 2007, we classified approximately $2.1 million of our mortgage-backed securities as sub-prime, and approximately $245.1 million of our mortgage-backed securities as Alt-A, representing approximately 0.1% and 5.7%, respectively, of our total mortgage-backed securities. The $2.1 million in value of sub-prime securities were issued from a dedicated second-lien shelf, which we consider to be a sub-prime risk regardless of credit score or other metrics. We do not own any securities from dedicated sub-prime shelves. We classified $245.1 million of securities as Alt-A because we viewed each to have overall collateral credit quality between prime and sub-prime, based on a review of the characteristics of their underlying mortgage loan pools, such as credit scores and financial ratios. We do not own any residential collateralized debt obligations.

Mortgage Loans

Our mortgage loans holdings are collateralized by commercial properties. These holdings are reported at carrying value composed of original cost net of prepayments and amortization. We diversify our mortgage loans by geographic region, loan size and scheduled maturities. We held total mortgage loans net of allowances of $818.6 million and $794.3 million as of September 30, 2007 and December 31, 2006, respectively. As of September 30, 2007, 82.1% of our total mortgage loans were under $5 million, and 92.2% of our total mortgage loans had scheduled maturities due after five years. Also, holdings in the top four states, California, Washington, Texas and Oregon, comprised 64.2% of our total mortgage loans as of September 30, 2007. We monitor our mortgage loans on a continual basis for any that may be potentially delinquent. Our allowance for losses on mortgage loans was $4.1 million and $4.0 million as of September 30, 2007 and December 31, 2006, respectively.

Equity Securities

We purchase preferred and common stocks of publicly traded U.S. companies, and hold investments in other limited partnerships. The majority of our equity securities are held in our Income Annuities segment where we believe it is appropriate to match equity exposure against long-tailed structured settlement liabilities. Our equity holdings, which include investments in limited partnerships when the ownership percentage is less than 3%, are classified as available-for-sale and are carried at fair value. We held total equity securities of $203.8 million and $201.7 million as of September 30, 2007 and December 31, 2006, respectively.

Investments in Limited Partnerships

Our investments in limited partnerships are accounted for under the equity method when our ownership interest is 3% or greater. These investments are carried at fair value with the difference between fair value and cost recorded in investment income. We held total investments in limited partnerships of $160.1 million and $112.6 million as of September 30, 2007 and December 31, 2006, respectively.

Reinsurance

Through both treaty and facultative reinsurance agreements, we engage in the industry practice of reinsuring portions of our insurance risk with reinsurance companies. We use reinsurance to diversify our risks and manage loss exposures primarily in our Group and Individual segments. The use of reinsurance permits us to write policies in amounts larger than the risk we are willing to retain.

We cede insurance primarily on a treaty basis, under which risks are ceded to a reinsurer on specific books of business where the underlying risks meet certain predetermined criteria. To a lesser extent, we cede insurance risks on a facultative basis, under which the reinsurer’s prior approval is required on each risk reinsured. The use of reinsurance does not discharge us, as the insurer, from liability on the insurance ceded. We, as the insurer, are required to pay the full amount of our insurance obligations even in circumstances where we are entitled or able to receive payments from our reinsurer. The principal reinsurers to which we cede risks have A.M. Best financial strength ratings ranging from “A+” to “A−.” Historically, we have not had significant concentrations of reinsurance risk with any one reinsurer.

We had reinsurance recoverables of $247.0 million and $238.8 million as of September 30, 2007 and December 31, 2006, respectively. The following table sets forth our exposure to our principal reinsurers, including reinsurance recoverables as of December 31, 2006 and the A.M. Best ratings of those reinsurers as of that date:

	Reinsurance
	recoverable	A.M. Best rating
	(In millions)

Reinsurance Group of America	$70.7	A+
Transamerica Life Insurance Company	$66.1	A+
UNUM Life Insurance Company of America	$64.9	A–
Lincoln National Life Insurance Company	$25.1	A+

In the table above, the reinsurance recoverables under our agreements with RGA, UNUM and Lincoln represent the reinsurance exposure of these parties to us under the reinsurance policies. The reinsurance recoverable under our agreement with Transamerica represents our share of the proceeds generated under this policy.

Under most of our reinsurance agreements, we obtain reinsurance to mitigate some or all of the risk of the policies we issue, particularly the risk of substantial loss from death of an individual or catastrophic loss, and in other cases where the reinsurer offers a particular expertise. Some of these agreements are coinsurance arrangements, whereby we only obtain reinsurance for a portion of the risk, and retain the remainder. In some cases, we instead act as a reinsurer (or coinsurer) of another life insurance company.

The following is a brief summary of our reinsurance agreements with the parties listed in the table above:

•	Reinsurance Group of America — Under our agreements with RGA, RGA reinsures the risk of a large loss on term life insurance and universal life insurance policies. These are typically coinsurance arrangements, whereby we cede fifty percent or more of the claims liability to RGA. These agreements do not have a fixed term. Either party can terminate these agreements with respect to future business with 90 days’ written notice to the other party.

•	Lincoln National Life Insurance Company — Under our agreements with Lincoln, we primarily cede claims liability under 10, 15 and 20-year term life insurance policies to Lincoln. These are typically coinsurance arrangements, whereby we cede fifty percent or more of the claims liability to Lincoln. These agreements do not have a fixed term. Either party can terminate these agreements with respect to future business upon 90 days’ written notice to the other party.

•	UNUM Life Insurance Company of America — We cede nearly all of our Group Long-Term-Disability and Short-Term-Disability claims liability through a reinsurance pool. The pool of reinsurers may change each year for new claims. UNUM covers the substantial majority of this business. This agreement does not have a fixed term. Either party can terminate the agreement with respect to future business by providing 90 days’ written notice to the other party on or before October 1 of any given year.

•	Transamerica Life Insurance Company — Under an agreement with Transamerica, we act as their reinsurer with respect to 28.6% of a bank owned life insurance (BOLI) policy. BOLI is life insurance purchased by a bank to insure the lives of bank employees, usually officers and other highly compensated employees. BOLI policies are commonly used by banks to fund employee pension plans and benefit plans. Transamerica invests the policy premiums paid by the bank, and manages those investments subject to the terms of the policy. We have assumed 28.6% of the claims liability under this policy, and receive 28.6% of the proceeds generated under the policy. The term of this agreement is perpetual. We are only allowed to terminate this agreement in the event Transamerica fails to pay amounts due to us under this agreement, or in the event of fraud, misrepresentation or breach of this agreement by Transamerica.

Risk Management

Overview

Risk management is a critical part of our business and we have adopted risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development projects. The primary objective of these risk management processes is to reduce the variations we experience from our expected results.

We use a risk model that draws on the risk-based capital concepts. Risks are classified into four main categories:

•	investment risks;

•	pricing risks, including determination of adequate spreads or premiums, and estimation of claims, both expected and catastrophic;

•	interest rate risk, including asset liability duration matching exposures; and

•	other business risks, including business continuity, data security and other operational risks.

Operations and Technology

Service and Support

We have a dedicated team of service and support personnel, as well as Affiliated Computer Services, or ACS, based in Dallas, Texas, our outsourced provider, that deliver automation solutions to drive competitive advantage, to achieve earnings growth objectives, and to control the cost of doing business. We mainly follow a buy-versus-build approach in providing application and business processing services that accelerate delivery and responsiveness. We also develop proprietary software for competitive or economic benefits.

Operating Centers

In October 2004, we entered into an outsourcing agreement with ACS. The initial term of the agreement expires in July 2010, with two one-year extensions at our election. The scope of the contract with ACS includes the management of the following:

•	Data center: mainframe, Wintel systems, storage, web services, disaster recovery;

•	Distributed computing: field office services, desktop support, asset management;

•	Data network: network infrastructure, carrier services, secured remote access;

•	Voice communications: voice systems, wireless, contact center technologies;

•	Help desk supporting: infrastructure, packaged software, password resets;

•	Output processing: print and mail fulfillment, archive and online viewing; and

•	Content management: imaging and content management system.

Under this agreement, we are obligated to pay an annual service fee, which for the current year and the two remaining years under the initial term are $12.5 million, $13.1 million and $13.8 million, respectively. These fees are subject to adjustments based on a variety of factors, including product utilization and reductions for failure to meet service level standards.

The agreement may be terminated by us for convenience prior to the end of the five-year term upon ninety days’ notice and payment by us of a termination fee, which is currently $2.6 million, but which decreases monthly over the remaining term. In the event of termination, we will own most critical application software and desktop hardware, and may elect to purchase other assets used by ACS in connection with the outsourced services.

Competition

We face significant competition for customers and distributors from insurance and other financial services companies in each of our businesses. Our competitors include other large and highly rated insurance carriers. Some of these competitors have greater resources than we do, and many of them offer similar products and use similar distribution channels. Competition in our operating business segments is based on a number of factors, including:

•	quality of service;

•	product features;

•	price;

•	scope of distribution;

•	financial strength ratings; and

•	name recognition.

The relative importance of these factors depends on the particular product and market. We compete for customers and distributors with insurance companies and other financial services companies in our various businesses.

Financial Strength Ratings

Rating organizations continually review the financial performance and condition of most insurers and provide financial strength ratings based on a company’s operating performance and ability to meet obligations to policyholders. Ratings provide both industry participants and insurance consumers meaningful information on specific insurance companies and are an important factor in establishing the competitive position of insurance companies. In addition, ratings are important to maintaining public confidence in us and our ability to market our products.

Symetra Life Insurance Company, our principal life insurance subsidiary, is rated by A.M. Best, S&P, Moody’s and Fitch as follows as of September 30, 2007:

Financial Strength Rating
	A.M. Best	S&P	Moody’s	Fitch

Symetra Life Insurance Company	A	A−	A2	A+

A.M. Best states that its “A” (Excellent) rating is assigned to those companies that have, in its opinion, an excellent ability to meet their ongoing obligations to policyholders. The “A” (Excellent) is the third highest of 15 ratings assigned by A.M. Best, which range from “A++” to “F.”

Symetra Life Insurance Company’s Financial Size Category, or FSC, ranking, as determined by A.M. Best is XII, the fourth highest of 15. A.M. Best indicates that the FSC is designed to provide an indicator of the size of a company in terms of its statutory surplus and related accounts.

Standard & Poor’s states that an insurer rated “A” (Strong) has strong financial security characteristics, that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings. The “A” range is the third highest of the four ratings ranges that meet these criteria, and also is the third highest of nine financial strength ratings ranges assigned by S&P, which range from “AAA” to “R.” A plus (+) or minus

(−) shows relative standing in a rating category. Accordingly, the “A−” rating is the seventh highest of S&P’s 22 ratings categories.

Moody’s Investors Service states that insurance companies rated “A2” (Good) offer good financial security. However, elements may be present that suggest a susceptibility to impairment sometime in the future. The “A” range is the third highest of nine financial strength rating ranges assigned by Moody’s which range from “Aaa” to “C.” Numeric modifiers are used to refer to the ranking within the group, with “1” being the highest and “3” being the lowest. Accordingly, the “A2” rating is the sixth highest of Moody’s 21 ratings categories.

Fitch states that insurance companies rated “A” (Strong) are viewed as possessing strong capacity to meet policyholder and contract obligations. Risk factors are moderate, and the impact of any adverse business and economic factors is expected to be small. The “A” rating category is the third highest of eight financial strength categories, which range from “AAA” to “D.” The symbol (+) or (−) may be appended to a rating to indicate the relative position of a credit within a rating category. These suffixes are not added to ratings in the “AAA” category or to ratings below the “CCC” category. Accordingly, the “A+” rating is the fifth highest of Fitch’s 24 ratings categories.

A.M. Best, S&P, Moody’s and Fitch review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future. Other agencies may rate Symetra or our insurance subsidiaries on a solicited or unsolicited basis.

The A.M. Best, S&P, Moody’s and Fitch ratings included are not designed to be, and do not serve as, measures of protection or valuation offered to investors in this offering. These financial strength ratings should not be relied on with respect to making an investment in our securities.

Employees

As of September 30, 2007, we had approximately 1,300 full-time and part-time employees. We believe our employee relations are satisfactory. To the best of our knowledge, none of our employees is subject to a collective bargaining agreement.

Facilities

We lease approximately 343,000 square feet of office space in various locations throughout the U.S. which consists primarily of 292,000 square feet of office space at our headquarters in Bellevue, Washington.

Most of our leases have lease terms ranging from one to ten years. Our aggregate annual rental expense under these leases was $8.2 million during 2006.

We believe our properties are adequate for our business as presently conducted.

Legal Proceedings

We are regularly a party to litigation, arbitration proceedings and governmental examinations in the ordinary course of our business. While we cannot predict the outcome of any pending or future litigation or examination, we do not believe that any pending matter, individually or in the aggregate, will have a material adverse effect on our business.

REGULATION

Our insurance operations are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Our insurance products and thus our businesses also are affected by U.S. federal, state and local tax laws. Insurance products that constitute “securities,” such as variable annuities and variable life insurance, also are subject to federal and state securities laws and regulations. The SEC, the Financial Industry Regulatory Authority, or FINRA, and state securities authorities regulate these products.

Our broker-dealers are subject to federal and state securities and related laws. The SEC, FINRA and state securities authorities are the principal regulators of these operations.

The purpose of the laws and regulations affecting our insurance and securities businesses is primarily to protect our customers and not our noteholders or stockholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.

In addition, insurance and securities regulatory authorities increasingly make inquiries regarding compliance by us and our subsidiaries with insurance, securities and other laws and regulations regarding the conduct of our insurance and securities businesses. We cooperate with such inquiries and take corrective action when warranted.

Many of our customers and agents also operate in regulated environments. Changes in the regulations that affect their operations also may affect our business relationships with them and their ability to purchase or to distribute our products.

Insurance Regulation

Our insurance subsidiaries are licensed and regulated in all states in which they conduct insurance business. The extent of this regulation varies, but most states have laws and regulations governing the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance and requirements of capital adequacy, and the business conduct of insurers, including marketing and sales practices and claims handling. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain lines of insurance. The types of insurance laws and regulations applicable to us or our insurance subsidiaries are described below.

Insurance Holding Company Regulation

All states in which our insurance subsidiaries conduct insurance business have enacted legislation that requires each insurance company in a holding company system, except captive insurance companies, to register with the insurance regulatory authority of its state of domicile and to furnish that regulatory authority financial and other information concerning the operations of, and the interrelationships and transactions among, companies within its holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws and regulations also regulate transactions between insurance companies and their parents and affiliates. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer’s statutory surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. Statutory surplus is the excess of admitted assets over statutory liabilities. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer’s state of domicile.

Policy Forms

Our insurance subsidiaries’ policy forms are subject to regulation in every state in which such subsidiaries are licensed to transact insurance business. In most states, policy forms must be filed prior to their use.

Dividend Limitations

As a holding company with no significant business operations of its own, Symetra depends on dividends or other distributions from its subsidiaries as the principal source of cash to meet its obligations, including the payment of interest on and repayment of principal of any debt obligations and payment of dividends to stockholders and stock repurchases. The payment of dividends or other distributions to Symetra by its insurance subsidiaries is regulated by the insurance laws and regulations of their respective states of domicile. In the state of Washington, the state of domicile of Symetra’s principal insurance subsidiary, Symetra Life Insurance Company, an insurance company subsidiary may not pay an “extraordinary” dividend or distribution until 30 days after the insurance commissioner has received sufficient notice of the intended payment and has not objected or has approved the payment within the 30-day period. An “extraordinary” dividend or distribution is defined under Washington law as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of:

•	10% of the insurer’s statutory surplus as of the immediately prior year end; or

•	the statutory net gain from the insurer’s operations for the prior year.

State laws and regulations also prohibit an insurer from declaring or paying a dividend except out of its statutory surplus or require the insurer to obtain regulatory approval before it may do so. In addition, insurance regulators may prohibit the payment of ordinary dividends or other payments by our insurance subsidiaries to Symetra (such as a payment under a tax sharing agreement or for employee or other services) if they determine that such payment could be adverse to our policyholders or contractholders.

Market Conduct Regulation

The laws and regulations of U.S. jurisdictions include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, product illustrations, advertising, product replacement, sales and underwriting practices, complaint handling and claims handling. State jurisdictions generally enforce these provisions through periodic market conduct examinations.

Statutory Examinations

As part of their regulatory oversight process, state insurance departments conduct periodic detailed examinations of the books, records, accounts and business practices of insurers domiciled in their jurisdictions. These examinations generally are conducted in cooperation with the insurance departments of several other states under guidelines promulgated by the NAIC.

In the three year period ended December 31, 2006, we have not received any material adverse findings resulting from any insurance department examinations of our insurance subsidiaries.

Guaranty Associations and Similar Arrangements

Most states require life insurers doing business within the state to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies of insurers who become impaired or insolvent. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

We had aggregate assessments levied against our insurance subsidiaries totaling $0.1 million, $0.2 million and $1.0 million for the nine months ended September 30, 2007 and for the years ended December 31, 2006 and 2005, respectively. Although the amount and timing of future assessments are not predictable, we have established reserves for guaranty fund assessments that we consider adequate for assessments with respect to insurers that currently are subject to insolvency proceedings.

Change of Control

The laws and regulations of the states in which our insurance subsidiaries are domiciled require that a person obtain the approval of the insurance commissioner of the insurance company’s jurisdiction of domicile prior to acquiring control of the insurer. Generally, such laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10% or more of the voting securities of the insurer. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as the experience, competence and financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquiror’s plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. In addition, a person seeking to acquire control of an insurance company is required in some states to make filings prior to completing an acquisition if the acquiror and the target insurance company and their affiliates have sufficiently large market shares in particular lines of insurance in those states. Approval of an acquisition may not be required in these states, but the state insurance departments could take action to impose conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Policy and Contract Reserve Sufficiency Analysis

Under the laws and regulations of their states of domicile, our life insurance subsidiaries are required to conduct annual analyses of the sufficiency of their life and health insurance and annuity statutory reserves. In addition, other jurisdictions in which these subsidiaries are licensed may have certain reserve requirements that differ from those of their domiciliary jurisdictions. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. Our life insurance subsidiaries submit these opinions annually to applicable insurance regulatory authorities.

Surplus and Capital Requirements

Insurance regulators have the discretionary authority, in connection with the ongoing licensing of our insurance subsidiaries, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators’ judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not believe that the current or anticipated levels of statutory surplus of our insurance subsidiaries present a material risk that any such regulator would limit the amount of new policies that our insurance subsidiaries may issue.

Risk-based Capital

The NAIC has established risk-based capital standards for life insurance companies as well as a model act with the intention that these standards be applied at the state level. The model act provides that life insurance companies must submit an annual risk-based capital report to state regulators reporting their risk-based capital based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action.

If an insurer’s risk-based capital falls below specified levels, the insurer would be subject to different degrees of regulatory action depending upon the level. These actions range from requiring the insurer to propose actions to correct the capital deficiency to placing the insurer under regulatory control. As of December 31, 2006, the risk-based capital of each of our life insurance subsidiaries exceeded the level of risk-based capital that would require any of them to take or become subject to any corrective action.

Statutory Accounting Principles

Statutory accounting principles, or SAP, is a basis of accounting developed by state insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary state. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various states. These accounting principles and related regulations determine, among other things, the amounts our insurance subsidiaries may pay to us as dividends. The values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. GAAP may be different from those reflected in financial statements prepared under SAP.

Regulation of Investments

Each of our insurance subsidiaries is subject to laws and regulations that require diversification of its investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed maturities, real estate, equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-complying investments. We believe the investments held by our insurance subsidiaries comply with these laws and regulations.

Federal Regulation

Our variable life insurance and variable annuity products generally are “securities” within the meaning of federal and state securities laws. As a result, they are registered under the Securities Act of 1933 and are subject to regulation by the SEC, the FINRA and state securities authorities. Federal and state securities regulation similar to that discussed below under “— Other Laws and Regulations — Securities Regulation” affect investment advice, sales and related activities with respect to these products. In addition, although the federal government does not comprehensively regulate the business of insurance, federal legislation and administrative policies in several other areas, including taxation, privacy regulation, financial services regulation and pension and welfare benefits regulation, can also significantly affect the insurance industry. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals include the “National Insurance Act,” which would allow insurance companies to choose to be regulated by a federal regulator rather than by multiple state regulators, and “The State Modernization and Regulatory Transparency Act,” which would maintain state-based regulation of insurance but would affect state regulation of certain aspects of the business of insurance, including rates, agent and company licensing and market conduct examinations.

Federal Initiatives

Although the federal government generally does not directly regulate the insurance business, federal initiatives often and increasingly have an impact on the business in a variety of ways. From time to time, federal measures are proposed that may significantly affect the insurance business, including limitations on antitrust immunity, tax incentives for lifetime annuity payouts, simplification bills affecting tax-advantaged or tax-exempt savings and retirement vehicles, and proposals to modify or make permanent the estate tax repeal enacted in 2001. In addition, various forms of direct federal regulation of insurance have been proposed in recent years. We cannot predict whether these or other proposals will be adopted, or what impact, if any, such proposals may have on our business.

Changes in Tax Laws

Changes in tax laws could make some of our products less attractive to consumers. For example, in November 2004, the Treasury Department and the Internal Revenue Service, or IRS, issued proposed regulations relating to Section 403(b) plans that will impact the 403(b) marketplace, including tax sheltered annuities. While the terms of the proposed regulations are not final and the impact of the new regulations is uncertain, it is likely that employers offering Section 403(b) plans will be required to change how their plans operate. Those changes may include re-evaluation of their plan investment offerings, including annuities currently offered by us in those plans.

Furthermore, the federal estate tax, which has undergone a gradual repeal since 2001 that will continue to be phased in through 2010, is scheduled to revert to pre-2001 law as of January 1, 2011. The repeal of and continuing uncertainty regarding the federal estate tax may adversely affect sales and surrenders of some of our estate planning products.

Other Laws and Regulations

Securities Regulation

Certain of our U.S. subsidiaries and certain policies and contracts offered by them, are subject to various levels of regulation under the federal securities laws administered by the SEC. Certain of our U.S. subsidiaries are investment advisers registered under the Investment Advisers Act of 1940. Certain of their respective employees are licensed as investment advisory representatives in the states where those employees have clients. Some of our insurance company separate accounts are registered under the Investment Company Act of 1940. Some annuity contracts and insurance policies issued by some of our U.S. subsidiaries are funded by separate accounts, the interests in which are registered under the Securities Act of 1933. Certain of our subsidiaries are registered and regulated as broker-dealers under the Exchange Act and are members of, and subject to regulation by, the FINRA, as well as by various state and local regulators. The registered representatives of our broker-dealers are also regulated by the SEC and FINRA and are further subject to applicable state and local laws.

These laws and regulations are primarily intended to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include suspension of individual employees, limitations on the activities in which the investment adviser or broker/dealer may engage, suspension or revocation of the investment adviser or broker/dealer registration, censure or fines. We may also be subject to similar laws and regulations in the states and other countries in which we provide investment advisory services, offer the products described above or conduct other securities-related activities.

Certain of our U.S. subsidiaries also sponsor and manage investment vehicles that rely on certain exemptions from registration under the Investment Company Act of 1940 and the Securities Act of 1933. Nevertheless, certain provisions of the Investment Company Act of 1940 and the Securities Act of 1933 apply to these investment vehicles and the securities issued by such vehicles. The Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Securities Act of 1933, including the rules promulgated thereunder, are subject to change which may affect our U.S. subsidiaries that sponsor and manage such investment vehicles.

ERISA Considerations

We provide certain products and services to certain employee benefits plans that are subject to ERISA or the Internal Revenue Code. As such, our activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries and the requirement under ERISA and the Internal Revenue Code that fiduciaries may not cause a covered plan to engage in certain prohibited transactions with persons who have certain relationships with respect to such plans. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the U.S. Department of Labor, the IRS and the Pension Benefit Guaranty Corporation.

USA Patriot Act

The USA Patriot Act of 2001, or the Patriot Act, which was renewed for an additional four years in 2006, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker/dealers and other financial services companies including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures and controls. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with the provisions of the Patriot Act.

Privacy of Consumer Information

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others, the physical and procedural safeguards employed to protect the security of that information and the electronic transmission of such information. Congress and state legislatures are expected to consider additional legislation relating to privacy and other aspects of consumer information.

MANAGEMENT

Directors and Executive Officers

Set forth below is a list of the directors and principal executive officers of Symetra as of October 15, 2007. The positions listed are of Symetra unless otherwise indicated.

Name	Age	Positions

David T. Foy	41	Director, Chairman of the Board
Randall H. Talbot	54	Director, President and Chief Executive Officer
Roger F. Harbin	56	Executive Vice President and Chief Operating Officer
Margaret A. Meister	42	Executive Vice President and Chief Financial Officer
Jennifer V. Davies	49	Senior Vice President — Enterprise Development
Richard J. Lindsay	51	Senior Vice President — Life & Annuities Division, Symetra Life Insurance Company
Patrick B. McCormick	50	Senior Vice President — Distribution, Symetra Life Insurance Company
M. Scott Taylor	64	Senior Vice President — Group Department, Symetra Life Insurance Company
George C. Pagos	57	Senior Vice President, General Counsel and Secretary
Tommie D. Brooks	37	Vice President and Chief Actuary, Symetra Life Insurance Company
Christine A. Katzmar	48	Vice President — Human Resources
Troy J. Olson-Blair	52	Vice President — Information Technology
Lois W. Grady	62	Director
Sander M. Levy	45	Director
Robert R. Lusardi	50	Director
David I. Schamis	33	Director
Lowndes A. Smith	68	Director

David T. Foy has been Chairman of the Board of Symetra since 2004. He has been Executive Vice President and Chief Financial Officer of White Mountains Insurance Group, Ltd. since 2003. Previously, he was Senior Vice President and Chief Financial Officer of Hartford Life, Inc., which he joined in 1993. From 1989 to 1993, Mr. Foy was with Milliman and Robertson, an actuarial consulting firm. He is also a director of OneBeacon Insurance Group, Ltd. He received his B.S. degree from the Rochester Institute of Technology.

Randall H. Talbot has been a director, Chief Executive Officer and President of Symetra since 2004. Mr. Talbot joined Symetra Life Insurance Company in 1998, and from 1998 to 2004, he served as its President. He is also President and a director of various affiliates of Symetra. From 1988 to 1998, he was Chief Executive Officer and President of Talbot Financial Corporation. Mr. Talbot is a member of the board of directors of the American Council of Life Insurers. Mr. Talbot received his B.A. degree from Arizona State University.

Roger F. Harbin has been Executive Vice President and Chief Operating Officer of Symetra since 2004. Mr. Harbin joined Symetra Life Insurance Company in 1977, and served in a variety of positions, most recently Executive Vice President of Symetra Life Insurance Company, before he was promoted to his current positions. He is also an officer and director of various affiliates of Symetra. Mr. Harbin is a fellow of the Society of Actuaries and has served on the boards of several industry organizations. He is currently a member of the boards of state insurance guaranty associations in Washington, Virginia, North Carolina and Montana. Mr. Harbin received his B.A. and M.A. degrees from the University of Montana.

Margaret A. Meister has been Executive Vice President and Chief Financial Officer of Symetra since 2006. She is an officer and director of various affiliates of Symetra. Ms. Meister is a fellow of the Society of Actuaries. Ms. Meister joined Symetra Life Insurance Company in 1988, and served in a variety of positions, most recently Chief Actuary and Vice President prior to her promotion to her current position. Ms. Meister received her B.A. degree from Whitman College.

Jennifer V. Davies has been Senior Vice President of Symetra since June 2007 and is responsible for Enterprise Development. Ms. Davies joined Symetra Life Insurance Company in 1992, and served in a variety of positions, most recently Vice President, prior to being promoted to her current position. She is also an officer and director of various of our affiliates. Ms. Davies was employed by Sons of Norway from 1986 to 1992, and ITT/Hartford Life Insurance Company from 1982 to 1986. Ms. Davies received her B.A. degree from the University of Minnesota and her M.A. degree from the University of Virginia.

Richard J. Lindsay has been Senior Vice President of Symetra Life Insurance Company since 2006. He is responsible for the operations of the Life & Annuities division of Symetra Life Insurance Company. Prior to joining Symetra Life Insurance Company, Mr. Lindsay had worked for AIG VALIC since 1998, where his last position was as an executive vice president of AIG VALIC and as president of VALIC Financial Advisors, an affiliated broker-dealer. Prior to joining AIG VALIC, Mr. Lindsay spent 11 years with CoreStates Financial Corp. Mr. Lindsay received his B.A. degree from Brown University, his M.B.A. degree from Wharton School of the University of Pennsylvania, and his J.D. degree from Temple University.

Patrick B. McCormick has been Senior Vice President of Symetra Life Insurance Company since 1999 and is responsible for Distribution. Mr. McCormick joined Symetra Life Insurance Company in 1995, and served in a variety of positions, most recently Vice President, before he was promoted to his current position after the Acquisition. He is also an officer and director of various affiliates of Symetra.

M. Scott Taylor has been Senior Vice President of Symetra Life Insurance Company since 2000 and is responsible for Symetra Life Insurance Company’s Group Department. Mr. Taylor joined Safeco Life Insurance Company in 1971, and served in a variety of positions, most recently Vice President, before he was promoted to his current position. He is also an officer and director of various affiliates of Symetra. Mr. Taylor served in the U.S. Air Force and received his B.A. degree from the University of Washington.

George C. Pagos has been Senior Vice President, General Counsel and Secretary of Symetra since September 2007. Mr. Pagos joined Symetra Life Insurance Company in 1976, and served in a variety of positions, most recently Vice President, prior to being promoted to his current position. He is also an officer and director of various affiliates of Symetra. Mr. Pagos received his B.A. degree from George Washington University and his J.D. degree from the University of Maryland.

Tommie D. Brooks has been Vice President and Chief Actuary of Symetra since March 2007. Mr. Brooks joined Symetra Life Insurance Company in 1992, and served in a variety of managerial positions throughout the company. Mr. Brooks attained the Fellow of the Society of Actuaries in 1998 and earned his B.S. in math and actuarial sciences from Central Washington University.

Christine A. Katzmar has been Vice President of Symetra since 2004 and is responsible for Human Resources. Ms. Katzmar joined Symetra Life Insurance Company in 2001 as Vice President. From 1991 to 2001, she was with Safeco Insurance Company, where she held a variety of positions, most recently Human Resources Director. She is also an officer of various affiliates of Symetra. Ms. Katzmar received her B.A. degree from Miami University, Ohio.

Troy J. Olson-Blair has been Vice President of Symetra since June 2007 and is responsible for Information Technology. She has been Vice President of Symetra Life Insurance Company since 2000 and also served as Chief Information Officer since 2004. She has been responsible for Information Technology since joining the company. Prior to Symetra, Ms. Olson-Blair held a variety of technical and managerial positions with Safeco Insurance Company that span twenty years; her last position was AVP and director for IT Operations. Ms. Olson-Blair’s background includes application development, voice and data communications, networking, web services and ITIL service level management.

Lois W. Grady has been a director of Symetra since 2004. Ms. Grady served as Executive Vice President and Director of Investment Products Services of Hartford Life, Inc. from 2002 through 2004 and as Senior Vice President and Director of Investment Products Services of Hartford Life, Inc. from 1998 through 2002.

She began her career with Hartford Life in 1983. She is also a director of OneBeacon Insurance Group, Ltd. Ms. Grady received her B.S. degree from Southern Connecticut State University.

Sander M. Levy has been a director of Symetra since 2004. He has been Managing Director of Vestar Capital Partners, a private equity firm, since 1988. He was previously a member of the management buyout group of First Boston Corporation. He received his B.S. degree from The Wharton School, University of Pennsylvania, and his M.B.A. degree from Columbia Business School.

Robert R. Lusardi has been a director of Symetra since 2005. He has been Executive Vice President and Managing Director of White Mountains Capital, Inc. since 2005. From 1998 until 2005, Mr. Lusardi served at XL Capital Ltd., first as Chief Financial Officer and later as Chief Executive Officer — Financial Products and Services. Previously, Mr. Lusardi was a Managing Director at Lehman Brothers, which he joined in 1980. He is also a director of OneBeacon Insurance Group, Ltd. and Primus Guaranty, Ltd. He received his B.A. and M.A. degrees from Oxford University, and his M.B.A. from Harvard Business School.

David I. Schamis has been a director of Symetra since 2004. He has been Managing Director of J.C. Flowers & Co. LLC since 2000. He received his B.A. degree from Yale University.

Lowndes A. Smith has been a director of the Company since 2007. Mr. Smith serves as Managing Partner of Whittington Gray Associates. Mr. Smith formerly served as Vice Chairman of The Hartford Financial Services Group, Inc. and President and CEO of Hartford Life, Inc. He joined The Hartford in 1968. Mr. Smith also serves as Chairman of OneBeacon Insurance Group, Ltd. and is a director of 85 investment companies in the mutual funds of The Hartford. He received his B.S. degree from Babson College.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven members, four of whom we believe are independent directors under currently applicable listing standards of the NYSE.

Effective upon completion of this offering, our board of directors will be divided into three classes of directors who will serve in staggered three-year terms, as follows:

•	Class 1 directors will be Messrs. Lusardi and Schamis, and their terms will expire at the annual meeting of stockholders to be held in 2008;

•	Class 2 directors will be Messrs. Levy and Smith, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

•	Class 3 directors will be Messrs. Foy and Talbot and Ms. Grady, and their terms will expire at the annual meeting of stockholders to be held in 2010.

At each annual meeting of our stockholders beginning in 2008, the successors to the directors whose terms expire at each such meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes serving for the remainder of their respective three-year terms.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will conduct its business through three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Our audit committee, our compensation committee and our nominating and corporate governance committee will be required to be composed of a majority of independent directors within 90 days following the completion of this offering and entirely of independent directors within one year following the completion of this offering.

Audit Committee

Upon completion of this offering, we will have an audit committee that will have responsibilities that meet all NYSE and SEC requirements.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Upon the completion of this offering, our audit committee will consist of Mr. Foy, Mr. Levy and Mr. Schamis. Within a year of the completion of this offering, all members of the audit committee will be independent directors according to the rules and regulations of the SEC and the NYSE and at least one member will be an “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our board of directors has adopted a written charter for the audit committee to be effective upon the completion of this offering, which will be available on our website as of the date of this offering.

Compensation Committee

Upon completion of this offering, we will have a compensation committee that will have responsibilities that meet all NYSE requirements.

Upon the completion of this offering, our compensation committee will consist of Mr. Foy, Ms. Grady and Mr. Smith. Within a year of completion of this offering, all members of the compensation committee will be independent directors according to the rules and regulations of the NYSE.

Our board of directors has adopted a written charter for the compensation committee to be effective upon the completion of this offering, which will be available on our website as of the date of this offering.

Nominating and Corporate Governance Committee

Upon completion of this offering, we will have a nominating and corporate governance committee that will have responsibilities that meet all NYSE requirements.

Upon completion of the offering, our nominating and corporate governance committee will consist of Mr. Foy, Mr. Levy and Mr. Smith. Within a year of completion of this offering, all members of the nominating and corporate governance committee will be independent directors according to the rules and regulations of the NYSE.

Our board of directors has adopted a written charter for the corporate governance and nominating committee to be effective upon the completion of this offering, which will be available on our website as of the date of this offering.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, our board of directors will have a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee (or any other committee serving a similar function) of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Code of Business and Financial Conduct and Corporate Governance Guidelines

Our board of directors has adopted a Code of Business and Financial Conduct applicable to our directors, officers and employees, to be effective upon the completion of this offering, as well as corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the NYSE. The Code of Business and Financial Conduct and the corporate governance guidelines will be available on our website as of the date of this offering.

Compensation Discussion and Analysis

Named Executive Officers

The following Compensation Discussion and Analysis describes the compensation earned by, awarded to or paid to our Chief Executive Officer, our Chief Financial Officer and our three other most highly paid executive officers as determined under the rules of the SEC, collectively referred to as the Named Executive Officers and listed below:

•	Randall H. Talbot, President and Chief Executive Officer

•	Roger F. Harbin, Executive Vice President and Chief Operating Officer

•	Margaret A. Meister, Executive Vice President and Chief Financial Officer

•	M. Scott Taylor, Senior Vice President, Group Department, Symetra Life Insurance Company

•	Patrick B. McCormick, Senior Vice President, Distribution, Symetra Life Insurance Company

•	Oscar C. Tengtio, Former Executive Vice President and Chief Financial Officer. Mr. Tengtio resigned as an executive officer and employee on February 17, 2006.

Compensation Philosophy

Our overall executive compensation program was redesigned after the Acquisition by the acquiring stockholder group to align the financial interests of our executives with those of our stockholders. We focus on pay-for-performance (both individual and company performance) by providing incentives that emphasize long-term value creation, therefore putting a large portion of our executives’ pay at risk. Based on this philosophy, the compensation committee has maintained base salaries that may be lower than those paid by other financial services companies and life insurers and has chosen not to provide pensions or other perquisites, choosing instead to grant the largest portion of compensation as long-term incentive compensation which is based on the growth of intrinsic business value per share.

Pay-for-performance.  A majority of our executive officers’ compensation is directly linked to our short- and long-term financial goals, thereby providing incentives for both short- and long-term results. Our Annual Incentive Bonus Plan rewards performance relative to short-term results based on a combination of meeting company performance goals and individual performance goals. The Symetra Financial Corporation Performance Share Plan (the “Performance Share Plan”) rewards long-term performance relative to financial goals set on three-year cycles.

Pay at risk.  The pay at risk approach of our incentive compensation is intended to align with the executive officer’s impact on company performance over the short-and long-term. Our Chief Executive Officer receives the largest portion (approximately 90%) of his target total annual compensation as performance-based incentive compensation. All executive officers have a significant amount of their total annual compensation at risk through performance-based incentives.

Competitive.  As we grow and strive to reach competitive financial goals, our need for experienced executive talent will continue. Our compensation opportunities must be competitive to allow us to attract and retain talented executives in our field.

Compensation Process

The compensation committee, according to its charter, is responsible for approving all compensation for our Named Executive Officers as well as our other executive officers and for administering the Performance Share Plan with respect to all participants.

The compensation committee relies on Randy Talbot, our Chief Executive Officer, and Chris Katzmar, our Vice President of Human Resources, for recommending compensation programs and awards for executive officers subject to committee approval and for administering approved programs for all employees. Mr. Talbot and Ms. Katzmar attend committee meetings and, at the committee’s request, present management’s analysis and recommendations regarding compensation actions to include base salary, Annual Incentive Bonus Plan and Performance Share Plan grants.

Compensation actions are usually presented at the first meeting of the compensation committee of each year after financial results for the prior year are available. In the meeting, Mr. Talbot also presents a self-evaluation outlining his performance to assist the compensation committee in determining his total compensation for the year. The compensation committee then holds a private session to discuss and determine Mr. Talbot’s total compensation.

The compensation committee is comprised of experienced investors who have, based on their experience, set compensation levels and performance targets at what they believe to be appropriate levels.

Elements of Compensation

We currently compensate our executives through a combination of base salary, annual incentive compensation or, in the case of our sales executive, sales incentive compensation and long-term incentive compensation.

Base salary.  Our philosophy is to make base salary a relatively smaller portion of the overall compensation package of our executive officers relative to what we believe to be common in the industry. While executive performance is annually reviewed, base salaries for executives are not regularly adjusted. The base salaries for Messrs. Talbot, Harbin, Taylor and McCormick have not been increased since August 2004. Ms. Meister received an increase in her base salary in connection with her promotion to Chief Actuary in August 2004 and again in connection with her promotion to Chief Financial Officer in February 2006. Our practice of not adjusting base salaries based on performance is consistent with our philosophy that the majority of compensation should be variable based on our actual long-term and short-term performance and that of the executive.

Annual incentive compensation.  We pay annual incentive cash awards to our Named Executive Officers, other than Mr. McCormick, through the Annual Incentive Bonus Plan in March of each year for performance in the prior calendar year. The Annual Incentive Bonus Plan awards are based on our fulfillment of performance goals set at the beginning of the year and the executive’s individual role in that goal fulfillment.

The compensation committee determines the performance goals and approves the target aggregate bonus pool for the Annual Incentive Bonus Plan each year. The actual aggregate bonus pool for the Annual Incentive Bonus Plan is determined by the sum of all participants’ target awards and can range from 0% to 200% of this target, based on our fulfillment of performance goals. The metric currently used to determine the actual aggregate bonus pool for the plan is the growth in our intrinsic business value per share, which is the average of the growth of both our GAAP book value per share and enterprise value per share during the plan year. Currently, the growth target is 13%. If the average growth is 10% or lower, the plan will not be funded and no bonus awards will be paid. If the average growth falls between 10% and 13%, the aggregate bonus pool will be less than 100% of the target. If the average growth meets or exceeds the 13% goal, the aggregate bonus pool will grow proportionately to a maximum of 200% of the target at 16%. The aggregate bonus pool for the Annual Incentive Bonus Plan for 2006 (for bonuses paid in March 2007) was 92% of the target.

After the aggregate bonus pool for the Annual Incentive Bonus Plan is established, each executive is allocated a portion of the pool based on his or her individual target and such executive’s individual performance. The individual target bonus for each of the CEO, COO and CFO is equal to 50% of his or her base salary while the individual annual target bonus for Mr. Taylor is 35% of his base salary. After reviewing performance of the executive, Mr. Talbot recommends to the compensation committee a percentage of each executive’s individual target to be paid out for the plan year based on such executive’s individual performance compared to goals or expectations set by such executive and Mr. Talbot. Mr. Talbot’s recommended annual incentive bonus is subject to the total funding level for the Annual Incentive Bonus Plan and the average percentage of target bonuses paid to the executive team. The compensation committee then makes the final determination of the amount to be received by each executive. In 2006, Mr. Talbot, Mr. Harbin, Ms. Meister and Mr. Taylor received 100%, 85%, 112% and 112%, respectively, of their target bonuses under the Annual Incentive Bonus Plan.

Combining our overall performance and individual performance ensures the executive is aligned with our goals for financial success as well as rewarded for individual performance.

In 2006, the Annual Incentive Bonus was designed to comprise 5%, 8%, 10% and 10% of total target compensation for Mr. Talbot, Mr. Harbin, Ms. Meister and Mr. Taylor, respectively.

Sales incentive compensation.  All sales employees, including Mr. McCormick, participate in a sales incentive program. The targets for Mr. McCormick’s Sales Incentive Plan are designed to motivate him to develop new distribution relationships and expand existing relationships. Mr. McCormick earns a percentage of sales for each product line for new net sales volumes. The percentages decrease after a prescribed sales-volume threshold is met. The percentages and thresholds differ from product to product within each product line. The range of percentages that applies before a sales threshold is met is 0.00001%-0.003% and the range of sales thresholds is $20,000,000-$1,000,000,000. The range of percentages that applies after a sales threshold is met is 0.000005%-0.001%. Mr. McCormick’s sales incentive target was 22% of his target total compensation for 2006.

Long-term incentive compensation.  We provide long-term incentives to our Named Executive Officers and other executive officers through the Performance Share Plan. This long-term incentive compensation is in the form of unit-based performance awards. Awards are granted annually. Each award period is typically three years, therefore overlapping other award periods. At the time of grant, each target performance unit has the financial value of $100.00. Thereafter, each target performance unit has a notional value of $100.00 x (1 + aggregate percentage growth in intrinsic business value per share). At the end of the award period, the compensation committee determines the level of attainment of the performance goal and assigns a harvest percentage of 0-200% of target based on that determination. The matured performance units are paid in cash in an amount equal to the then notional value of the target shares multiplied by the harvest percentage.

For all currently running performance cycles, the performance goal is 13% compound annualized growth in our intrinsic business value per share. Growth in our intrinsic business value per share equals the average of the compound annualized growth rates during the award period of the GAAP book value per share and the enterprise value per share, excluding unrealized gains or losses other than unrealized gains or losses on equities held as investments.

The harvest percentage ranges from 0% to 200% for the currently running performance cycles. If the compound annualized growth is 10% or less, no award is made. If the compound annualized growth is 16% or higher, the maximum harvest percentage of 200% applies. For annualized percentage growth between 10% and 16%, the harvest percentage is determined on the basis of straight line interpolation.

The “Grant of Plan-Based Awards” table on page 112 sets forth the grants made under this plan to each Named Executive Officer for 2006. Our Chief Executive Officer’s recommendations and compensation committee’s determination with respect to the size of awards to participants are subjective, and no proportional or other mathematical formula is applied, nor are any specific factors considered. Moreover, the allocation of performance shares among our Named Executive Officers is not based on any performance criteria, although no payouts are made with respect to any performance shares granted unless the performance goal described above is satisfied. Our Chief Executive Officer receives the largest grant because he is responsible for the company’s overall business and financial performance. Our Chief Operating Officer receives a relatively larger grant than our Senior Vice President Group Division, because Mr. Harbin is accountable for all product line results, while Mr. Taylor leads our most significant product line. Our Chief Financial Officer’s awards under this plan have increased over each of the past three years due to her increased responsibilities within the company during this period, ultimately culminating in her promotion to Chief Financial Officer in 2006. Our Senior Vice President, Sales and Distribution receives a relatively smaller grant since his sales incentive plan, which is also performance-based, already comprises a significant component of his overall compensation.

The target grants for the 2006-2008 performance share award period comprised 85%, 75%, 70%, 61% and 52% of target total compensation for Mr. Talbot, Mr. Harbin, Ms. Meister, Mr. Taylor and Mr. McCormick,

respectively. While awards of performance shares were not specifically designed around these percentages, this program is designed such that our Named Executive Officers have a substantial proportion of their target total compensation subject to the achievement of performance targets.

With respect to the 2004-2006 performance share award period, the company exceeded the target compound annualized growth rate per share. Accordingly, the payouts indicated in the Summary Compensation Table reflected 106% of the target performance share awards for our Named Executive Officers.

IPO Grant Program.  In October 2007, our board of directors approved an IPO grant program to better align the interests of our management team with the interests of our stockholders and to serve as a long-term retention tool. Participants in our Performance Share Plan as of the date of this offering are eligible to participate in this grant program. Under this program, we will make the following one-time grants at or following the date of this offering:

•	Shares of Common Stock. A portion of the awards will be in the form of fully-vested shares of common stock, having an aggregate value of $2.9 million. We estimate that we will grant 153,684 shares, based on an assumed initial public offering price of $19.00 per share; the actual number of shares will be determined based on the actual initial public offering price per share.

•	Restricted Stock Units. A portion of the awards will be in the form of restricted stock units, having an aggregate value of $5.8 million. We estimate that we will issue 307,368 restricted stock units, based on an assumed initial public offering price of $19.00 per share; the actual number of units will be determined based on the actual initial public offering price per share. The units will become 50% vested on the second anniversary of this offering, and the remainder will vest on the fourth anniversary of this offering, subject to continuous employment of the participant with us through each such date.

•	Stock Options. A portion of the awards will be in the form of stock options. We estimate that we will grant options to purchase 450,100 shares, based on an assumed initial public offering price of $19.00 per share; the actual number of options will be determined based on the actual initial public offering price per share. The options will have an exercise price of $20.90 per share (110% of the midpoint of the stock price range set forth on the cover page of this prospectus) or equal to the initial public offering price if the initial public offering price is greater than $20.90, and will have a seven-year term. The options will vest as to 50% of the shares on the third anniversary of this offering, and will vest as to the remaining shares on the fifth anniversary of this offering, subject to continuous employment of the participant with us through each such date.

Awards under this program are made pursuant to our Equity Plan (described under “Management — Employee Benefit Plans”) and are subject to the terms of that plan. All of these awards are contingent upon the closing of this offering. The restricted stock units and stock options are subject to time-based vesting, and are not subject to further performance-based criteria.

Of the awards to be granted under this program, our Named Executive Officers will receive approximately 30%, 10%, 10%, 1% and 3% for Mr. Talbot, Mr. Harbin, Ms. Meister, Mr. Taylor and Mr. McCormick, respectively. Our compensation committee arrived at this allocation by starting with the percentage of the Performance Share Plan pool for 2007 awarded to each Named Executive Officer, and adjusting these percentages to factor in contributions made by particular Named Executive Officers to the initial public offering process. This determination was subjective, and these percentages are not based on any formula or performance targets.

Employment/severance/change of control arrangements.  We have no employment agreements with our executive officers. All of our executive officers are “at will” employees. We have an Executive Severance Pay Plan that provides for payment of severance in the event of either termination without cause, or, in the event of a change of control of the company, constructive termination. This plan terminates upon the closing of the initial public offering. The terms of this plan are summarized on page 117.

In addition, in the event of a termination of an executive officer’s employment by the company without cause or by the executive due to a constructive termination, in either case within 24 months of a change of control, executives receive certain payments under our Performance Share Plan as described in more detail on page 116. We provide for this change in control-related benefit as an incentive and retention mechanism by providing security to our executives in the event that we experience a change in ownership.

Retirement benefits.  All of our employees, including our Named Executive Officers, may participate in our qualified 401(k) plan, which includes a safe harbor employer match. The safe harbor employer match is equal to 100% of the employee contributions up to the first 6% of eligible compensation. We have no defined benefit pension plans, non-qualified deferred compensation plans or retiree medical plans.

Perquisites.  Our executive officers receive the same benefits that are available to all employees. Benefits such as medical and dental insurance, life insurance, short- and long-term disability, vacation and sick leave, tuition reimbursement and professional education funding, charitable gift matching, employee referral program, and relocation assistance are available to all employees. All employees are also eligible for several discount programs including fitness club memberships, computers/software, wireless programs, office supplies, rental cars and hotels for personal use.

Tax and accounting implications of executive compensation programs

After the consummation of this offering, Section 162(m) of the Internal Revenue Code would limit the deductibility of the compensation of our Named Executive Officers to $1,000,000 per individual to the extent that such compensation is not “performance-based” as defined in Section 162(m). We intend to rely on an exemption from Internal Revenue Code Section 162(m) for compensation plans adopted prior to a company’s initial public offering. This transition exemption for our compensation plans will no longer be available to us after the date of our annual meeting that occurs after the third calendar year following the year of our initial public offering, or if we materially modify the plan earlier. We will continue to consider the implications of Internal Revenue Code Section 162(m) and the limits of deductibility of compensation in excess of $1,000,000 as we design our compensation programs going forward.

Summary Compensation Table

The following table presents compensation earned during 2006 by the company’s CEO, CFO and its three most highly compensated executive officers other than the chief executive officer and chief financial officer (the “Named Executive Officers”):

			Non-Equity
			Incentive Plan	All Other	Total
Name and		Salary	Compensation	Compensation	Compensation
Principal Position	Year	($)	($)(a)	($)(b)	($)

Randall H. Talbot	2006	525,000	4,523,083	13,200	5,061,283
President and Chief Executive Officer
Roger F. Harbin	2006	400,000	3,010,789	13,200	3,423,989
Executive Vice President and COO
Margaret A. Meister(c)	2006	269,615	380,331	11,560	661,506
Executive Vice President and Chief Financial Officer
Oscar C. Tengtio(d)	2006	48,750	—	13,180	61,930
Executive Vice President and Chief Financial Officer
M. Scott Taylor	2006	276,050	492,033	13,200	781,283
Senior Vice President Group Division
Patrick B. McCormick	2006	200,000	494,154	12,092	706,246
Senior Vice President Sales and Distribution

(a)	Represents (i) 2006 annual incentive bonuses paid in March 2007 (other than with respect to Mr. McCormick), (ii) in the case of Mr. McCormick, amounts earned under the 2006 Sales Incentive Plan, and (iii) amounts earned under the 2004-2006 Performance Share Plan and paid in March 2007.

Mr. Talbot earned $241,500 for the 2006 annual incentive bonus and $4,281,583 for the 2004-2006 Performance Share Plan. Mr. Harbin earned $156,400 for the 2006 annual incentive bonus and $2,854,389 for the 2004-2006 Performance Share Plan. Ms. Meister earned $130,572 for the 2006 annual incentive bonus and $249,759 for the 2004-2006 Performance Share Plan. Mr. Taylor earned $99,555 for the 2006 annual incentive bonus and $392,478 for the 2004-2006 Performance Share Plan. Mr. McCormick earned $137,355 in his Sales Incentive Plan and $356,799 for the 2004-2006 Performance Share Plan.

(b)	Represents employer contributions to the Symetra Retirement Savings Plan. In addition, in the case of Ms. Meister, this amount also includes a grossed up employee referral bonus of $1,360. In the case of Mr. Tengtio, this amount also includes payment of $10,231 for accrued vacation upon the resignation of his employment.

(c)	Ms. Meister was promoted to Executive Vice President and Chief Financial Officer on February 17, 2006.

(d)	Mr. Tengtio resigned as an executive officer and employee on February 17, 2006.

Grant of Plan-Based Awards

The following table summarizes the estimated future payouts under grants made by us to the Named Executive Officers in 2006 under our incentive plans:

				Estimated Future Payouts Under
			Number of	Non-Equity Incentive Plan Awards
	Non-Equity		Units	Threshold	Target	Maximum
Name	Incentive Plan(a)	Cycle	Granted	($)	($)	($)

Randall H. Talbot	Annual Incentive Bonus Plan	2006	n/a	0	262,500	525,000
	Performance Share Plan	2006 - 2008	30,000	0	4,320,000	9,360,000
Roger F. Harbin	Annual Incentive Bonus Plan	2006	n/a	0	200,000	400,000
	Performance Share Plan	2006 - 2008	12,500	0	1,800,000	3,900,000
Margaret A. Meister	Annual Incentive Bonus Plan	2006	n/a	0	126,719	253,438
	Performance Share Plan	2006 - 2008	6,500	0	936,000	2,028,000
M. Scott Taylor	Annual Incentive Bonus Plan	2006	n/a	0	96,618	193,235
	Performance Share Plan	2006 - 2008	4,000	0	576,000	1,248,000
Patrick B. McCormick	Sales Incentive Plan	2006	n/a	0	171,190	456,506
	Performance Share Plan	2006 - 2008	2,750	0	396,000	858,000

(a)	On May 17, 2006, the 2006 targets of the Annual Incentive Bonus Plan were approved for Messrs. Talbot, Harbin, Taylor and Ms. Meister. Mr. McCormick’s 2006 Sales Incentive Plan was approved by Mr. Talbot on January 25, 2006. On May 17, 2006, all Named Executive Officers were granted units in the 2006-2008 Performance Share Plan. Each unit was initially valued at $100.00.

Please see Compensation Discussion and Analysis — Elements of Compensation starting on page 108 for a description of the material terms of the Annual Incentive Bonus Plan, the Sales Incentive Plan and the Performance Share Plan.

Employee Benefit Plans

The following is a summary of our primary employee benefit plans:

Equity Plan

Background.  The purpose of the Symetra Financial Corporation Equity Plan (the “Equity Plan”) is to advance our and our stockholders’ interests by providing long-term incentives to our employees, directors and consultants. Our board of directors adopted the Equity Plan in October 2007. The Equity Plan became effective upon adoption, and has a ten-year term.

Administration.  Our compensation committee will administer the Equity Plan, and will determine which individuals are eligible to receive awards, the type of awards and number of shares or units to be granted, the exercise or purchase price for awards, the vesting schedule for each award and the maximum term of each award (subject to the limits set forth in the Equity Plan). The compensation committee will have authority to interpret the Equity Plan, and any determination by the compensation committee will be final.

Share Reserve.  We have reserved 7,830,000 shares of our common stock for issuance under the Equity Plan. This reserve, and all limits referenced below, are subject to adjustment in the event of stock splits or similar capitalization events.

Eligibility.  The individuals eligible to participate in the Equity Plan include our officers and other employees, our non-employee directors and any consultants.

Limit on Awards.  During any calendar year, the maximum aggregate number of shares subject to awards granted to any individual shall be 435,000.

Equity Awards.  The Equity Plan permits us to grant the following types of awards:

•	Stock Options. The Equity Plan provides for the grant of incentive stock options (commonly referred to as ISOs) to employees and nonqualified stock options (commonly referred to as NSOs) to employees, directors and consultants. The compensation committee determines the terms of options, provided that ISOs are subject to statutory limitations. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the Equity Plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or 110% in the case of a recipient who is a ten percent stockholder) of the fair market value of our common stock on the date of grant. ISOs exercisable for no more than 435,000 shares may be issued to a participant in any one year.

Options granted under the Equity Plan will vest at the rate specified by the compensation committee, with the vesting schedule for each stock option to be set forth in the stock option agreement for such option grant. Generally, the committee determines the term of stock options granted under the Equity Plan, up to a maximum term of ten years.

After termination of an optionee’s employment, the optionee may exercise the vested portion of each option for the period of time stated in the option agreement to which such option relates. The committee also has the discretion to permit exercise of the unvested portion of an option in the event of voluntary resignation or retirement. Generally, if termination is due to disability, the vested portion of each option will remain exercisable for three years following the date of disability, and in the event of death of an optionee, the vested portion of each option will remain exercisable by such optionee’s estate for one year. In all other cases, the vested portion of each option will generally remain exercisable for three months following termination of employment. However, an option may not be exercised later than its expiration date.

Notwithstanding the above, in the event of a change of control of Symetra, followed by termination without cause or constructive termination (as such terms are defined in the Equity Plan) of an optionee within 12 months of the change of control, such optionee’s stock options will become 100% vested and exercisable for up to 30 days following such termination.

•	Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the participant based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of our common stock on the date of grant of the stock appreciation right. Stock appreciation rights are otherwise generally subject to the same terms and limitations as described above for stock options, including vesting acceleration upon termination following a change of control.

•	Restricted Stock. A restricted stock award is an offer by us to sell shares of our common stock subject to a right of repurchase by us upon the termination of employment of the participant on such terms (including price and timing) as may be determined by the compensation committee. This right of repurchase may lapse according to vesting conditions, which may include performance conditions, a time-based schedule or a combination thereof, to be determined in each case by the compensation committee. In the event of death or disability of a holder of restricted stock subject to vesting other than monthly vesting, our right to repurchase such shares shall lapse with respect to a pro rata portion of the restricted shares equal to the percentage of the vesting period that has elapsed. The compensation committee also has the discretion to waive all or a portion of our right to repurchase shares of restricted stock in the event of a participant’s voluntary resignation or retirement. In the event of a change of control followed by termination without cause or constructive termination of the participant within 12 months, the restrictions on such participant’s restricted stock will lapse.

•	Restricted Stock Units. Restricted stock units represent the right to receive, without payment to the company, an amount of shares of our common stock equal to the number of shares underlying the restricted stock units multiplied by the fair market value of a share on the date of vesting of the restricted stock units. The compensation committee may, at its discretion, impose vesting conditions, which may include performance conditions, a time-based vesting schedule or a combination thereof, on the exercise of such units. A participant’s restricted stock units generally terminate in the event the participant’s employment terminates prior to payment with respect to the units. However, in the event of death or disability of a holder of restricted stock units that are subject to vesting other than monthly vesting, the holder will receive payment for a pro rata percentage of the unvested units equal to the percentage of the vesting period that has elapsed. The committee also has the discretion to make payment with respect to all or a portion of the unvested restricted stock units held by a participant in the event of such participant’s voluntary resignation or retirement. In the event of a change of control followed by termination without cause or constructive termination of the participant within 12 months, such participant’s restricted stock units that were outstanding on the date of termination will be cancelled and such participant will receive a cash payment equal to the product of the number of restricted stock units and the fair market value of a share of our common stock on the date of termination.

•	Performance Shares/Units. A performance share award entitles a participant to receive all or part of the value of a specified number of hypothetical shares if specified performance objectives, as determined by the committee, are satisfied during a specified award period. The payout under a performance share award is the product of (i) the target number of performance shares subject to award, (ii) the performance percentage and (iii) the fair market value of a share on the date the award is paid or becomes payable to the participant.

Performance units are similar to performance shares, except that the value is based on a fixed dollar value or formula specified by the committee, rather than the fair market value of a share on the date the award is paid or payable (as with performance shares). The maximum value of performance units that may be earned by a participant for any single award period of one year or longer may not exceed $25 million.

At the end of the award period for performance shares or performance units, the committee assigns a performance percentage that is between 0% and 200% depending on the extent to which the applicable performance objectives were met during the award period. Performance shares and units may be settled in cash, shares of our common stock, other securities, other awards, other property or any combination thereof, as determined by the committee.

A participant’s performance shares or units are cancelled if the participant’s employment is terminated prior to end of the award period. However, if a participant dies or becomes disabled during the performance period, such award is paid to such participant (or such participant’s estate) on a pro-rata basis. In the event of a change of control followed by termination without cause or constructive termination of the participant within 12 months, the participant’s performance share/unit award shall be paid out on a pro rata basis according to the percentage of months during the award period that have elapsed, with a performance percentage of 100%.

•	Other Stock-Based Awards. The compensation committee also has the discretion to issue other equity-based awards under the Equity Plan, including fully-vested shares of common stock.

Awards Not Transferable.  Awards under the Equity Plan are generally non-transferable, except to a participant’s estate in the event of the participant’s death.

Adjustments.  The compensation committee is authorized to make adjustments to the terms and conditions of awards in recognition of certain unusual or nonrecurring events, including but not limited to extraordinary dividends, stock splits, mergers or a change in control of Symetra. In such events, the committee has the discretion to do what it determines is appropriate or desirable, including providing for the substitution or assumption or awards, accelerating the vesting of or the lapse of restrictions on awards, terminating the awards, or making a cash payment in consideration for the cancellation of the awards.

Amendment and Termination.  The Equity Plan may be amended or terminated at any time upon approval of our board of directors, provided that no amendment or termination will adversely affect outstanding awards. The Equity Plan will terminate on the earlier of the termination of the Equity Plan by our board of directors or ten years from the effective date of the Equity Plan.

Employee Stock Purchase Plan

Background.  Our employee stock purchase plan is designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases are accomplished through participation during discrete offering periods. Our employee stock purchase plan is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended. Our board of directors adopted our employee stock purchase plan in October 2007.

Share Reserve.  We have initially reserved 870,000 shares of our common stock for issuance under our 2008 employee stock purchase plan.

Administration.  Our compensation committee will administer our employee stock purchase plan. Our employees generally are eligible to participate in our employee stock purchase plan if they are employed on a salaried basis by us, or a subsidiary of ours that we designate, for 20 or more hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our employee stock purchase plan, are ineligible to participate in our employee stock purchase plan. We may impose additional restrictions on eligibility as well.

Under our employee stock purchase plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction up to 15% of their cash compensation (or such lower limit as determined by the compensation committee). We also have the right to amend or terminate our employee stock purchase plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our employee stock purchase plan will remain in effect until terminated by our compensation committee.

Purchase Rights.  When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period and who elect to participate are granted a non-transferable option to purchase shares in that offering period. An employee’s participation automatically ends upon termination of employment for any reason. An employee may withdraw from the plan at any time at least five business days prior to a purchase date, and in such event shall receive a refund of all of such employee’s payroll deductions deposited to date into the plan.

Each offering period will be for approximately six months (commencing on the first trading day on or immediately after February 15 and August 15 of each year and terminating on the trading day on or immediately preceding the next August 14 or February 14, respectively). The first offering period under the plan shall commence on February 15, 2008. Each purchase period will be for approximately three months (commencing on the first day of the offering period). The first purchase period in this first offering period will run until May 14, 2008, and the second purchase period in this first offering period will run from May 15, 2008 until August 14, 2008. The duration and timing of offering periods may be changed by the compensation committee without shareholder approval if such change is announced prior to the scheduled beginning of the offering period to be effected thereafter.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first trading day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our employee stock purchase plan will be 85% of the closing trading price per share of our common stock as reported by the New York Stock Exchange on the last date of each purchase period.

Change in Control.  In the event of a change in control of Symetra, the acquiring entity shall assume the outstanding purchase rights. In the event the acquiring entity refuses to do so, the purchase and offering periods then in progress shall terminate prior to the date of closing of the change of control transaction.

401(k) Plan

We offer a 401(k) plan to all employees who meet specified eligibility requirements. Eligible employees may contribute up to 100% of their eligible compensation, subject to limitations established by the Internal Revenue Code. We match participant contributions dollar-for-dollar, up to 6% of their compensation. Participants are immediately vested in their contributions.

Potential Payments Upon Termination or Change in Control

We have no employment agreements with our Named Executive Officers that would provide payments upon termination of employment.

Annual Incentive Bonus Plan

The Annual Incentive Bonus Plan requires that an executive be an active employee on December 31 of the plan year, and remain continuously employed by the company through the award payout date, in order to be eligible to receive a bonus award. Exceptions to this include death, disability, retirement at age 65 or older or position elimination. In these cases, the bonus will be based on eligible earnings paid through the executive’s last day of work within the plan year.

Sales Incentive Plan

Mr. McCormick’s Sales Incentive Plan provides that if he leaves his position for any reason, he will be paid for production earned through the end of the last full month of employment.

Performance Share Plan

The Performance Share Plan provides that, except for the change of control provision described below, the executive would immediately forfeit all outstanding awards upon termination of employment prior to the end of the applicable award period. The board of directors, at its discretion, may provide that if an executive dies, retires, is disabled or is granted a leave of absence, or if the executive is otherwise terminated in a manner reasonably judged to be not seriously detrimental to the company, then all or a portion of the executive’s award, as determined by the board, may be paid to the executive (or beneficiary).

The Performance Share Plan includes a “double trigger” change in control provision which provides that if a participant’s employment is terminated without cause or constructively terminated within 24 months after a change in control, each award held by the participant prior to the change in control is cancelled and the participant is entitled to receive an award payment equal to the product of (i) the then financial value of 100% of the performance shares and (ii) the harvest percentage, which is based on the level of attainment of the performance goal as of the last day of the calendar quarter ending prior to the date of the termination event. Alternatively, following the change in control, if the participant remains continuously employed through the end of the award period, then the participant will receive those awards for which the participant would have been paid had the change of control not occurred. For purposes of this plan, a change of control occurs when any person or group, other than White Mountains or Berkshire Hathaway, an underwriter or an employee benefit plan of the company, becomes the beneficial owner of 35% or more of the company’s outstanding common stock.

Under the Performance Share Plan, a “constructive termination” is defined as a termination of the participant’s employment at the initiative of the participant following a material decrease in salary or a material diminution in the participant’s authority, duties or responsibilities.

Executive Severance Pay Plan

Our Named Executive Officers each participate in our Executive Severance Pay Plan. This plan was adopted in 2007, but terminates upon the closing of our initial public offering. The plan provides for payment of severance in the event of a qualifying termination, in an amount equal to:

•	a multiple, ranging from 1.5 to 2.0, of such officer’s annual base salary at the time of termination; and

•	the officer’s target annual incentive bonus in the year of termination, or in the case of Mr. McCormick, the sales incentive bonus earned in the year prior to termination.

A qualifying termination is defined as termination of an officer without cause, or, in the event of a change of control of the company, constructive termination. For purposes of this plan, a change of control occurs when any person, entity or group becomes, whether by merger or otherwise, the beneficial owner of securities representing 100% of the combined voting power of the company’s outstanding voting securities. Constructive termination means termination following a material decrease in base salary or target total annual compensation, a material diminution in authority or duties, or relocation to a location that is more than 100 miles away from the officer’s current office, subject in each case to cure by the company following notice.

Potential Payments Upon Termination or Change in Control

The following table shows the potential payments that would have been made by us to each of the Named Executive Officers, assuming that each executive’s employment was terminated on December 31, 2006.

	2006 Annual	2005-2007	2006-2008
	Incentive	Performance	Performance
Executive	Bonus Plan ($)(a)	Share Plan ($)(b)	Share Plan ($)(b)	Total ($)

Randall H. Talbot	262,500	3,413,110	3,087,610	6,763,220
Roger F. Harbin	200,000	1,422,129	1,286,504	2,908,633
Margaret A. Meister	126,719	255,983	668,982	1,051,684
M. Scott Taylor	96,618	455,081	411,681	963,380
Patrick B. McCormick	137,355	312,868	283,031	733,254

(a)	Reflects the amount payable under the 2006 Annual Incentive Bonus Plan, except with respect to Mr. McCormick, who would instead receive payment under his Sales Incentive Plan. This amount is payable in the event of death, disability, retirement at age 65 or older or elimination of position, whether or not a change of control of the company has occurred.

(b)	Payable in the event a Named Executive Officer’s employment is terminated without cause or constructively terminated within 24 months following a change of control of the company. In addition, the board of directors, at its discretion, may elect to award all or a portion of such amounts to an officer in the event of such executive’s death, retirement, disability or leave of absence, or in the event of termination in a manner not determined to be seriously detrimental to the company.

Compensation of Directors

The following table presents compensation paid to our board of directors for the year ended December 31, 2006:

	Fees Earned
	or Paid in
Name	Cash ($)	Total ($)

David T. Foy, Chairman(a)	67,000	67,000
John D. Gillespie(b)	28,000	28,000
Lois W. Grady(c)	32,800	32,800
Sander M. Levy(d)	54,500	54,500
Robert R. Lusardi(e)	30,000	30,000
Ronald P. McIntosh(f)	30,700	30,700
David I. Schamis(g)	38,800	38,800
Randall H. Talbot(h)	—	—

(a)	Includes Chairman of the Board retainer, annual retainer, and Board, Audit Committee and Compensation Committee meeting fees.

(b)	Includes annual retainer and Board meeting fees. Mr. Gillespie retired as a member of the Board as of June 26, 2007.

(c)	Includes annual retainer, and Board and Compensation Committee meeting fees. Ms. Grady also serves on the First Symetra National Life Insurance Company of New York Board of Directors and Audit Committee.

(d)	Includes Chairman of the Audit Committee retainer, annual retainer and Board and Audit Committee meeting fees. Mr. Levy also serves on the First Symetra National Life Insurance Company of New York Board of Directors and Audit Committee. All compensation is paid to Vestar Capital Partners.

(e)	Includes annual retainer and Board meeting fees.

(f)	Includes annual retainer and Board meeting fees. Mr. McIntosh also served on the First Symetra National Life Insurance Company of New York Board of Directors. Mr. McIntosh retired as a member of the Board of Symetra Financial Corporation as of June 21, 2007 and from the board of directors of First Symetra National Life Insurance Company of New York as of June 25, 2007.

(g)	Includes annual retainer, and Board and Audit Committee meeting fees. Mr. Schamis also serves on the First Symetra National Life Insurance Company of New York Board of Directors and Audit Committee. All compensation is paid to JC Flowers & Co. LLC.

(h)	Mr. Talbot is our employee and receives no additional retainer or fee for Board participation.

Our directors, who are not employees of the Company, are entitled to the following compensation for service on our board of directors and board committees:

•	Chairman of the Board Annual Retainer: $150,000

•	Board (excluding Chair) Annual Retainer: $75,000

•	Attendance at Board Meeting: $2,000

•	Audit Committee Chair retainer: $30,000

•	Audit Committee member (excluding Chair) retainer: $10,000

•	Compensation Committee Chair retainer: $10,000

•	Nominating and Corporate Governance Committee Chair retainer: $10,000

•	Attendance at each Committee Meeting: $2,000

In addition, members of the Board of Directors of First Symetra National Life Insurance Co. of New York receive an annual retainer of $500, and fees of $100 per board meeting and $50 per committee meeting attended.

We reimburse our directors for reasonable costs and expenses incurred in connection with attendance at board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since August 2, 2004, the date of the Acquisition, to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Investment Management Agreement with White Mountains Advisors LLC

Certain of our investments are managed by WM Advisors, a wholly owned subsidiary of White Mountains Insurance Group, Ltd. The total fees paid to WM Advisors under our existing investment management agreements, or IMAs, with them during 2006 were $20.2 million. We and certain of our subsidiaries intend to enter into an amended investment management agreement, or the WMA Agreement, with WM Advisors pursuant to which WM Advisors will continue to supervise and direct the fixed income and alternative investment portion of our investment portfolio in accordance with our investment philosophy described under “Business — Investments.”

Under this agreement and consistent with the existing IMA, WM Advisors will have full discretion and authority to make all investment decisions in respect of the fixed income and alternative investment portion of our investment portfolio on our behalf and at our sole risk, and to do anything which WM Advisors deems is required, appropriate or advisable in connection with the foregoing.

The assets of our portfolio will be held in one or more separately identifiable accounts in the custody of a bank or similar entity designated by us and acceptable to WM Advisors. We will be responsible for custodial arrangements and the payment of all custodial charges and fees.

We will agree to pay annual investment management fees generally based on the month-end market / book values held under custody as set forth in the table below:

	Value	Annual Fee

Investment grade fixed income:
Up to $1 billion	Book	10.0 basis points (0.1% or 0.001)
$1 billion — $2 billion	Book	8.5 basis points
$2 billion — $5 billion	Book	7.5 basis points
Greater than $5 billion	Book	2.5 basis points
High yield debt	Market	25.0 basis points
Equities	Market	100.0 basis points
Fully funded hedge funds, limited partnerships & limited liability companies	Market	100.0 basis points
Private equities & other deferred fundings:
First two years of fund’s life	Committed	100.0 basis points
Thereafter	Market	100.0 basis points

We will pay WM Advisors a quarterly fee for Portfolio Management Services computed at the annual rate of one basis point (0.01%) of the aggregate value of the net assets of the Aggregate Investment Account, which includes equities and commercial mortgage loans in addition to the items managed by WM Advisors.

WM Advisors will provide reports containing a detailed listing of invested assets and transactions in our investment portfolio, as well as various other analytical reports as outlined by Symetra, at least quarterly. We will review periodically the performance of and the fees paid to WM Advisors under the WMA Agreement.

The WMA Agreement will provide for an initial fixed term of one year, which will be extendible by us for an additional year (a second year), and if so extended, for a second additional year (a third year).

Following the end of the initial term and any extensions, the WMA Agreement may be terminated by either party upon 60 days written notice.

WM Advisors also provides investment advisory services to White Mountains Insurance Group, Ltd., its subsidiaries and a number of its affiliates.

Investment Management Agreement with Prospector Partners, LLC

Prospector is a registered investment adviser managing assets for corporations, foundations, endowments, and high net worth individuals. Mr. John D. Gillespie, the founder and Managing Member of Prospector, is a former director of the Company. Mr. Gillespie resigned his board seat on June 26, 2007. Historically, Prospector managed most of the publicly-traded common equity and convertible securities in our portfolio through a sub-advisory agreement with WM Advisors. As of September 30, 2007, Prospector served as a discretionary advisor to WM Advisors under the sub-advisory agreement with respect to approximately $0.2 billion of specified assets in our combined insurance and non-insurance portfolios. During 2006, we paid $1.6 million in fees with respect to our portfolio.

We intend to enter into a separate investment management agreement with Prospector, or the Prospector Agreement, pursuant to which Prospector will agree to supervise and direct the publicly-traded common equity and convertible securities portion of our investment portfolio in accordance with our investment guidelines described under “Business — Investments.” Under the Prospector Agreement, Prospector will have discretion and authority with respect to the portfolio it manages for us that is substantially similar to WM Advisors’ discretion and authority under the WMA Agreement. The assets of our portfolio will be held in one or more separately identifiable accounts in the custody of a bank or similar entity designated by us and acceptable to Prospector. We will be responsible for custodial arrangements and the payment of all custodial charges and fees.

We will agree to pay annual investment management fees based on aggregate net assets under management according to the following schedule:

Assets Under Management	Annual Fee

Up to $200 million	100.0 basis points
$200 million to $400 million	50.0 basis points
Greater than $400 million	25.0 basis points

The Prospector Agreement will have an initial fixed term of three years, which will be extendible by us for an additional year (a fourth year) at or prior to the end of the second year of the term, and if so extended, for a second additional year (a fifth year) at or prior to the end of the third year of the term. The Prospector Agreement will be terminable by us only (i) for cause (including material non-performance by Prospector), (ii) if either John D. Gillespie or Richard P. Howard are no longer affiliated with Prospector, or (iii) if there is a change in control of Prospector. Following the end of the initial term and any extensions, the Prospector Agreement may be terminated by either party on 60 days written notice. We will review periodically the performance of and the fees paid to Prospector under the Prospector Agreement.

Relationships and Transactions with White Mountains Insurance Group, Ltd. and its Affiliates

We are party to certain shareholders agreements, dated as of March 8, 2004, March 19, 2004 and April 16, 2004, with our stockholders. The shareholders agreements will terminate on the consummation of this offering other than certain provisions relating to registration rights, transfer restrictions, tag-along rights, competition and confidentiality. In addition, following an initial public offering and so long as White Mountains Insurance Group, Ltd. holds at least 20% of our outstanding common stock, assuming exercise of any outstanding warrants, each stockholder party to a shareholder’s agreement is required to vote its shares for two board members designated by White Mountains Insurance Group, Ltd. which will be reduced to one nominee so long as White Mountains Insurance Group, Ltd. holds at least 10%, but less than 20%, of our outstanding common stock.

Relationships and Transactions with Others

We are parties to certain agency agreements with various insurance agencies affiliated with Talbot Financial Corporation, or TFC. Mr. Randall H. Talbot, our President, Chief Executive Officer and a director of Symetra, is a member of Talman, LLC which owned stock constituting a minority interest in Satellite Acquisition Corporation (“Satellite”), the parent company of TFC. Talman, LLC sold its interest in Satellite on April 2, 2007 and has no continuing interest in Satellite or TFC. We paid commissions of $0.1 million, $0.6 million and $2.4 million for 2006, 2005 and 2004, respectively, to agencies affiliated with TFC. Additionally, TFC provided training, consulting and other marketing services for which we paid fees of $0.6 million for 2005. The contractual relationship with the TFC agencies, including negotiations, establishment of contract terms, and setting of commission levels, was managed by members of our senior management other than Mr. Talbot. At the time the transactions occurred, Mr. Talbot had recused himself from all activities surrounding management of the relationship with the TFC agencies or any related administrative decisions. Mr. Talbot disclosed his indirect ownership interest in Satellite Acquisition Corporation to the audit committee, which ratified the relationship.

Another of our subsidiaries, Symetra Life Insurance Company, in the ordinary course of business, has issued medical stop-loss and group life insurance policies to related parties MidAmerican Energy Holdings Company, an affiliate of Berkshire Hathaway Inc., and Talbot Agency, Inc., an affiliated company of one of our directors and officers. Premiums received from MidAmerican Energy Holding Company were $2.7 million and $2.2 million during 2006 and 2005, respectively. Premiums received from Talbot Agency, Inc. were $0.5 million for 2005.

During 2005, Symetra Life Insurance Company, in the ordinary course of business, entered into a coinsurance agreement with Wilton Reassurance Company, or Wilton Re. We recorded ceded reinsurance premiums of $1.4 million and $0.7 million during 2006 and 2005, respectively. Vestar Capital Partners, which holds 6,899,999 shares of our common stock, has an investment interest in Wilton Re. Mr. Sander M. Levy, one of our directors and our audit committee chair, serves on the board of directors of Wilton Re. Mr. Levy is not directly involved in the business dealings between the two companies but disclosed the relationship to our audit committee, which ratified the relationship.

Procedures for Approval of Related Party Transactions

Prior to this offering, we did not have a written policy relating to the approval of related party transactions. Any such transactions were approved by our board of directors or audit committee in accordance with applicable law.

In connection with this offering, we have adopted a written policy relating to the approval of related party transactions. We will review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

In addition, our audit committee will review and approve or ratify any related party transaction reaching a certain threshold of significance. As set forth in the audit committee’s charter to be effective upon completion of this offering, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the company; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 30, 2007, information regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each selling stockholder;

•	each of our current directors;

•	each of our named executive officers; and

•	our directors and named executive officers as a group.

Beneficial ownership is determined in accordance with the SEC rules and includes voting or investment power with respect to the securities. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days are deemed to be outstanding and beneficially owned by the person holding such options and warrants. Such shares, however, are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of beneficial ownership is based on 92,646,295 shares of our common stock outstanding as of September 30, 2007, and to be outstanding after completion of the offering. Unless otherwise indicated, the address for all beneficial owners is c/o Symetra Financial Corporation, 777 108th Ave. NE, Suite 1200, Bellevue, WA 98004.

						Shares Beneficially Owned
				Shares Offered Hereby		After Offering
	Shares of			Assuming No	Assuming Full	Assuming No		Assuming Full
	Common Stock			Exercise of	Exercise of	Exercise of		Exercise of
	Beneficially Owned			Over-Allotment	Over-Allotment	Over-Allotment		Over-Allotment
	Prior to the Offering			Option	Option	Option		Option
Beneficial Owner	Number		%	Number	Number	Number	%	Number	%

Selling Stockholders:
White Mountains Insurance Group, Ltd.	26,887,872	(1)(2)	26.3%	9,870,306	11,350,852	17,017,566	16.7%	15,537,020	15.2%
Berkshire Hathaway Inc.	26,887,872	(1)(3)	26.3	9,870,306	11,350,852	17,017,566	16.7	15,537,020	15.2
Franklin Mutual Advisers, LLC	10,875,000	(4)	11.7	3,992,119	4,590,937	6,882,881	7.4	6,284,063	6.8
Caxton Associates, L.L.C.	6,090,000	(5)	6.6	2,235,586	2,570,924	3,854,414	4.2	3,519,076	3.8
OZ Master Fund, Ltd.	6,090,000	(6)	6.6	2,235,586	2,570,924	3,854,414	4.2	3,519,076	3.8
Vestar Capital Partners	6,089,999	(7)	6.6	2,235,586	2,570,923	3,854,413	4.2	3,519,076	3.8
Highfields Capital Management LP	6,089,998	(8)	6.6	2,235,586	2,570,924	3,854,412	4.2	3,519,074	3.8
Prospector Partners, LLC	3,480,000	(9)	3.8	1,277,478	1,469,100	2,202,522	2.4	2,010,900	2.2
CS Private Equity- DLJ Growth Capital Partners	2,175,000	(10)	2.3	798,423	918,187	1,376,577	1.5	1,256,813	1.4
J.C. Flowers & Co. LLC	2,175,000	(11)	2.3	798,424	918,188	1,376,576	1.5	1,256,812	1.4
Fairholme Capital Management, LLC	1,740,000	(12)	1.9	638,738	734,548	1,101,262	1.2	1,005,452	1.1
Marshfield Associates	1,740,000	(13)	1.9	638,739	734,550	1,101,261	1.2	1,005,450	1.1
Montpelier Reinsurance Ltd.	1,740,000	(14)	1.9	638,739	734,550	1,101,261	1.2	1,005,450	1.1
Scion Capital, LLC	1,739,999	(15)	1.9	638,739	734,550	1,101,260	1.2	1,005,449	1.1
Sayro Fund Investors III, LLC	974,400	(16)	1.1	357,694	411,348	616,706	*	563,052	*
Wellington Management Company, LLP	870,000	(17)	*	319,369	367,274	550,631	*	502,726	*
Ulysses Partners, L.P.	739,500	(18)	*	271,464	312,184	468,036	*	427,316	*

						Shares Beneficially Owned
				Shares Offered Hereby		After Offering
	Shares of			Assuming No	Assuming Full	Assuming No		Assuming Full
	Common Stock			Exercise of	Exercise of	Exercise of		Exercise of
	Beneficially Owned			Over-Allotment	Over-Allotment	Over-Allotment		Over-Allotment
	Prior to the Offering			Option	Option	Option		Option
Beneficial Owner	Number		%	Number	Number	Number	%	Number	%

Rho Capital Partners, Inc.	650,325	(19)	*	238,729	274,538	411,596	*	375,787	*
The Sulam Trust	239,250	(20)	*	87,827	101,001	151,423	*	138,249	*
Chou Associates Management, Inc.	174,000	(21)	*	63,874	73,455	110,126	*	100,545	*
Roger Taylor	87,000	(22)	*	31,937	36,728	55,063	*	50,272	*
Terry Baxter	43,500		*	15,968	18,363	27,532	*	25,137	*
Snyder, Cahoon & Co., PLLC Profit Sharing Plan	17,400	(23)	*	6,387	7,345	11,013	*	10,055	*
Michael J. Batal III	6,525		*	2,395	2,754	4,130	*	3,771	*
Directors and Executive Officers:
David T. Foy	26,887,872	(1)(24)	26.3%	9,870,306	11,350,852	17,017,566	16.7%	15,537,020	15.2%
Randall H. Talbot	65,250		*	—	—	65,250	*	65,250	*
Roger F. Harbin	21,750		*	—	—	21,750	*	21,750	*
Patrick B. McCormick	—		—	—	—		—		—
Margaret A. Meister	—		—	—	—		—		—
M. Scott Taylor	—		—	—	—		—		—
Lois W. Grady	—		—	—	—		—		—
Sander M. Levy	6,089,999	(25)	6.6	2,235,586	2,570,923	3,854,413	4.2	3,519,076	3.8
Robert R. Lusardi	26,887,872	(1)(26)	26.3	9,870,306	11,350,852	17,017,566	16.7	15,537,020	15.2
David I. Schamis	2,175,000	(27)	2.3	798,424	918,188	1,376,576	1.5	1,256,812	1.4
Lowndes A. Smith	—		—	—	—		—		—

Directors and executive officers as a group (18 persons)	35,239,871		34.5%	12,904,316	14,839,963	22,335,555	21.9%	20,399,908	20.0%

*	Represents ownership of less than 1%

(1)	Includes warrants exercisable for 9,487,872 shares.

(2)	Represents shares held by White Mountains Holdings (NL) B.V.

(3)	Represents shares held by General Reinsurance Corporation.

(4)	Represents 1,183,200 shares held by Franklin Mutual Beacon Fund, 445,440 shares held by Franklin Mutual Recovery Fund, 255,780 shares held by Mutual Beacon Fund (Canada), 1,020,510 shares held by Mutual Financial Services Fund, 3,434,760 shares held by Mutual Qualified Fund, 84,390 shares held by Mutual Recovery Fund, Ltd. and 4,450,920 shares held by Mutual Beacon Fund, collectively “the Funds.” Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly owned subsidiary of Franklin Resources, Inc. (“FRI”), is the investment manager for each of the Funds. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of FRI. However, because FMA exercises voting and investment control on behalf of its advisory clients independently of FRI, the principal shareholders, and their respective affiliates, beneficial ownership of the shares is being attributed only to FMA. FMA disclaims any economic interest or beneficial ownership in any of the shares. The address of FMA is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

(5)	Represents shares held by CxLife, LLC. Caxton Associates, L.L.C. is the manager of CxLife, LLC. Bruce S. Kovner is the Chairman of Caxton Associates, L.L.C. and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates, L.L.C. As a result of the foregoing, Mr. Kovner may be deemed to beneficially own the shares. The address of Caxton Associates, L.L.C. is

500 Park Avenue, New York, NY 10022. The address of Caxton Corporation is 731 Alexander Road, Building 2, Princeton, NJ 08540.

(6)	Represents shares held by OZ Management LP. Daniel S. Och, Senior Managing Member of Och-Ziff GP, LLC may be deemed to have investment and/or voting control of OZMD. The address of OZ Management LP is 9 West 57th Street, 39th Floor, New York, NY 10019.

(7)	Represents 128,424 shares held by Vestar Symetra LLC and 5,961,575 shares held by Vestar Capital Partners IV, LP, entities which are affiliated with or managed by Vestar Capital Partners. Sander M. Levy is a managing director of Vestar Capital Partners. Mr. Levy disclaims beneficial ownership in the shares except to the extent of any pecuniary interest therein. The address of Vestar Capital Partners is 245 Park Avenue, 41st Floor, New York, NY 10167.

(8)	Represents 553,876 shares held by Highfields Capital I LP, 1,306,426 shares held by Highfields Capital II LP and 4,229,696 shares held by Highfields Capital III L.P., collectively “the Funds.” Highfields Capital Management LP serves as the investment manager to each of the Funds. Highfields GP LLC is the general partner of Highfields Capital Management LP. Highfields Associates LLC is the general partner of the Funds. Jonathon S. Jacobson and Richard L. Grubman are Senior Managing Directors of Highfields Capital Management LP, Managing Members of Highfields GP LLC, and Senior Managing Members of Highfields Associates LLC. Each of Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC, Mr. Jacobson and Mr. Grubman has complete voting and investment control over the shares. The address of Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC, Mr. Jacobson and Mr. Grubman is c/o Highfields Capital Management LP, John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, MA 02116.

(9)	Represents (i) 3,306,000 common shares owned by various funds (2,047,110 shares held by Prospector Partners Fund, LP, 976,140 shares held by Prospector Offshore Fund (Bermuda), Ltd., 243,600 shares held by Prospector Partners Small Cap Fund, LP, and 39,150 shares held by Prospector Turtle Fund, LP) of Prospector Partners, LLC in which John D. Gillespie is a managing member, (ii) 87,000 shares held by Main Street America Assurance Corporation to which Mr. Gillespie serves as an investment manager and (iii) 87,000 shares held by National Grange Mutual Insurance Company to which Mr. Gillespie serves as an investment manager. Mr. Gillespie disclaims beneficial ownership of such common shares owned by Prospector Partners, LLC, except to the extent of his pecuniary interest therein. The address of Prospector Partners, LLC is 370 Church Street, Guilford, CT 06437.

(10)	Represents 1,757,574 shares held by DLJ Growth Capital Partners, L.P. and 417,426 shares held by GCP Plan Investors, L.P. Voting and investment control over the shares held by DLJ Growth Capital Partners, L.P. and GCP Plan Investors, L.P. are exercised by an investment committee of DLJ Growth Capital, L.P., which is the Associate General Partner of DLJ Growth Capital Partners, L.P. The investment committee consists of the following individuals: Nicole S. Arnaboldi, Edward A. Johnson and Thompson Dean. Such individuals disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest therein. The business address of DLJ Growth Capital Partners, L.P. and GCP Plan Investors, L.P. is 11 Madison Avenue, New York, NY 10010.

(11)	Represents shares held by J.C. Flowers I L.P. JCF Associates I LLC is the general partner of J.C. Flowers I L.P., and J. Christopher Flowers is the managing member of JCF Associates I LLC and possesses voting and investment control over the shares held by J.C. Flowers I L.P. J. Christopher Flowers disclaims beneficial ownership of the shares, except to the extent of his direct pecuniary interest therein. The business address of J.C. Flowers I L.P. is 717 Fifth Avenue, 26th Floor, New York, NY 10022.

(12)	Represents 870,000 shares held by Fairholme Ventures II, LLC and 870,000 shares held by Fairholme Holdings, Ltd. Fairholme Capital Management, LLC acts as the Managing Member of Fairholme Ventures II, LLC and is the Investment Manager to Fairholme Holdings, Ltd. Bruce R. Berkowitz is the Managing Member of Fairholme Capital Management, LLC, and the Chairman and Director of Fairholme Holdings, Ltd., a Bermuda exempted mutual fund, and has the sole voting and investment control over the shares. The address of Fairholme Capital Management, LLC is 1001 Brickell Bay Drive, Suite 3112, Miami, FL 33131.

(13)	Represents shares held by Marshfield Insurance II, LLC. Marshfield Management II, LLC is the Managing Member of Marshfield Insurance II, LLC. Christopher M. Niemczewski, Melissa Vinick, Elise Hoffmann, Carolyn Miller, Sara J. Cavendish and William G. Stott are the Managers of Marshfield Management II, LLC and share voting and investment control over the shares held by Marshfield Insurance II, LLC. The Managers of Marshfield Management II, LLC disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. The address of Marshfield Management II, LLC is 21 Dupont Circle, Washington, DC 20036.

(14)	The board of directors of Montpelier Reinsurance Ltd., consisting of Anthony Taylor, Thomas G.S. Busher and Christopher L. Harris, exercises shared voting and investment control over such shares. Each of Messrs. Taylor, Busher and Harris disclaim beneficial ownership of the shares owned by Montpelier Reinsurance Ltd., except to the extent of their direct pecuniary interest in the shares. The address of Montpelier Reinsurance Ltd. is 94 Pitts Bay Road, Pembroke HM08, Bermuda.

(15)	Represents 1,439,110 shares held by Scion Qualified Value Fund and 300,889 shares held by Scion Value Fund. Scion Capital, LLC is the managing member of both Scion Value Fund and Scion Qualified Value Fund. Dr. Michael J. Burry is the managing member of Scion Capital, LLC and has sole voting and investment control over the shares held by Scion Value Fund and Scion Qualified Value Fund. The managing member of Scion Capital, LLC disclaims beneficial ownership of the shares, except to the extent of his direct pecuniary interest in the shares. The address of Scion Capital, LLC is 20400 Stevens Creek Blvd., Suite 840, Cupertino, CA 95014.

(16)	Sayro Ventures, Ltd. is the managing member of Sayro Fund Investors III, LLC. George D. Kean, Kenneth J. Simpson, and Ashley Cox are the directors of Sayro Ventures, Ltd., and possess shared voting and investment control over the shares. The address of Sayro Ventures, Ltd. is Barclays Wealth, P.O. Box 487, First Caribbean House, 4th Floor, 25 Main Street, Grand Cayman KY1-1106, Cayman Islands.

(17)	Represents 652,500 shares held by Bay Pond Partners, L.P. and 217,500 shares held by Bay Pond Investors (Bermuda) LP. Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. The address of Wellington is 75 State Street, Boston, MA 02109.

(18)	Joshua Nash LLC is a general partner of Ulysses Partners, L.P. and has voting and investment control over the shares held by Ulysses Partners, L.P. Joshua Nash is the managing member of Joshua Nash LLC and has the sole power to vote, direct the voting of, dispose of and direct the disposition of the shares of common stock beneficially owned by Ulysses Partners, L.P. Joshua Nash expressly disclaims any such beneficial ownership which exceeds the proportionate interest in the common stock which he may be deemed to own indirectly through Ulysses Partners, L.P. The address of Joshua Nash is c/o Ulysses Partners, L.P., 280 Park Avenue, New York, NY 10017.

(19)	Represents shares held by Rho Management Trust I (“RMT I”). Pursuant to an Investment Advisory Agreement between RMT I and Rho Management Partners L.P. (“Rho”), Rho exercises sole voting and investment control over the shares held of record by RMT I. Altas Capital Corp., a Delaware corporation, is sole general partner of Rho. As sole stockholder of Atlas Capital Corp., Joshua Ruch may be deemed to have sole voting and investment control over the shares held by RMT I. Joshua Ruch disclaims beneficial ownership of the shares held of record by RMT I, except to the extent of his indirect pecuniary interest in such shares. The address of RMT I, Rho, and Joshua Ruch is c/o Rho Capital Partners, Inc., 152 W. 57th Street, 23rd Floor, New York, NY 10019.

(20)	Represents shares held by JP Morgan Trust Co. of Delaware as Trustee for the Sulam Trust. Pursuant to the Trust instrument, Moris Tabacinic serves as investment adviser to the Trust and possesses sole voting and investment control over the shares. The address of JP Morgan Trust Co. of Delaware is 500 Stanton Christiana Road, Newark, DE 19713.

(21)	Represents shares held by Chou RRSP Fund. The manager of Chou RRSP Fund is Chou Associates Management, Inc. Francis Chou is the Chief Executive Officer of the manager and portfolio manager for Chou RRSP Fund. The address of Chou Associates Management, Inc. is 95 Wellington St., West, Suite 701, Toronto, Ontario M5J 2N7.

(22)	Represents 5,000 shares held by Mr. Taylor, and 5,000 shares held by the 2007 GRAT, of which Mr. Taylor serves as trustee.

(23)	Robert E. Snyder and Michael Cahoon, trustees of the Snyder, Cahoon & Co., PLLC Profit Sharing Plan (“Plan”) possess voting and investment control over the shares. The address of the Plan and trustees is c/o Snyder, Cahoon & Co., PLLC, 80 South S. Main Street, Suite 202, Hanover, NH 03755.

(24)	Represents shares owned by affiliates of White Mountains Insurance Group, Ltd. of which Mr. Foy is an executive officer. Mr. Foy disclaims beneficial ownership of all such shares.

(25)	Represents shares owned by affiliates of Vestar Capital Partners of which Mr. Levy is a Managing Director. Mr. Levy disclaims beneficial ownership of all such shares.

(26)	Represents shares owned by affiliates of White Mountains Insurance Group, Ltd. of which Mr. Lusardi is an executive officer. Mr. Lusardi disclaims beneficial ownership of all such shares.

(27)	Represents shares owned by affiliates of J.C. Flowers & Co. LLC of which Mr. Schamis is a Managing Director. Mr. Schamis disclaims beneficial ownership of all such shares.

DESCRIPTION OF CAPITAL STOCK

The following information reflects our certificate of incorporation and restated bylaws as these documents will be in effect upon completion of this offering. Our certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these documents are qualified in their entirety by reference to the full text of the documents.

General

Immediately following the completion of this offering, our authorized capital stock will consist of 750,000,000 shares of common stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of September 30, 2007, there were 92,646,295 shares of our common stock issued and outstanding held by 55 shareholders of record, and no shares of preferred stock outstanding.

Immediately prior to this offering, there was no public market for our common stock. Although our common stock has been approved for listing, subject to official notice of issuance, on the NYSE, we cannot assure you that a market for our common stock will develop or if it develops that it will be sustained.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights.

Dividends

Holders of common stock and warrant holders will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Stock Options, Restricted Stock Units and Share Grants

We have committed to grant stock options to purchase approximately 450,100 shares of our common stock, 307,368 restricted stock units and 153,684 shares of our common stock to employees on or about the date of this offering under our Equity Plan. The above figures are estimates based on an assumed initial public offering price of $19.00 per share; the actual figures will be determined based on the actual initial public offering price per share.

The stock options will have an exercise price per share of $20.90, equal to 110% of the midpoint of the range set forth on the cover page of this prospectus, and will vest as to 50% of the shares on the third anniversary of the date of this offering and as to the remaining shares on the fifth anniversary of the date of this offering. The restricted stock units will vest as to 50% of the units on the second anniversary of the date of this offering, and as to the remaining units on the fourth anniversary of the date of this offering. The estimated 153,684 shares of common stock will be fully vested as of the date of grant. All awards will be subject to the terms of our Equity Plan, as described in further detail under “Management — Employee Benefit Plans.”

Warrants

We currently have outstanding warrants to purchase 18,975,744 shares of our common stock at an exercise price of $11.49 per share. If our warrants were exercised on a cashless basis, we would have had 7,758,777, 7,451,896, 7,529,748 and 6,494,576 additional shares of common stock outstanding for the nine months ended September 30, 2007 and 2006, and for the years ended December 31, 2006 and 2005, respectively.

The exercise price and number of shares of common stock for each warrant are subject to anti-dilution adjustments in respect of certain events. If certain of these events occur, the warrant holders will receive the right to receive the full intrinsic value of the warrants instead of the stock acquirable and receivable upon exercise. In the event we pay cash or stock dividends or other distributions to our common stockholders, the warrant holders will also receive such dividends or distributions.

Preferred Stock

Following the offering, our board of directors will be authorized, subject to the limits imposed by the Delaware General Corporation Law, or DGCL, to issue to up 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions of the shares of each wholly unissued series. Our board of directors will also be authorized to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control, causing the market price of our common stock to decline, or impairing the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of our Charter and Bylaws and the Delaware Law

Upon completion of this offering, we will have the following provisions in our certificate of incorporation and bylaws that could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors is divided into three classes. Each class of directors will serve three-year terms except that the term of the first class of directors will expire at the first annual meeting after the consummation of this offering and the second and third classes of directors will expire at the second and third annual meetings, respectively, after the consummation of this offering.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will provide that special meetings of the stockholders may be called only upon the request of the majority of the board of directors or upon request of the president. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Our bylaws will establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws will allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

No Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Certain Other Provisions of our Charter and Bylaws and the Delaware Law

Board of Directors

Our certificate of incorporation will provide that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board of directors. Upon completion of this offering, our board of directors will have seven members who will serve staggered terms as described above.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws will provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Mellon Investor Services.

New York Stock Exchange Listing

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol “SYA.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

6.125% Senior Notes due 2016

In March 2006, we issued $300.0 million aggregate principal amount of 6.125% senior notes due 2016, at a price of $298.7 million in proceeds prior to commissions and discounts for the initial purchasers and offering expenses. Interest on the notes is payable semi-annually on April 1 and October 1 of each year.

The notes are unsecured senior obligations and are equal in right of payment to all existing and future unsecured senior indebtedness. The senior notes are redeemable at our option at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the senior notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrues to the date of redemption), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the U.S. Treasury rate plus 25 basis points, plus, in each case accrued and unpaid interest thereon to the date of redemption.

The indenture for the senior notes contains covenants that, among other things, limit the ability of our subsidiaries to:

•	create liens;

•	enter into certain sale and leaseback transactions; and

•	enter into certain mergers and acquisitions.

The notes do not contain any financial covenants or any provisions restricting us from purchasing or redeeming capital stock, paying dividends or entering into a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. In addition, we are not required to repurchase, redeem or modify the terms of any of the notes upon a change of control or other event involving us.

The indenture provides for events of default that, if any of them occurs, would permit or require the principal of, premium, if any, interest and any other monetary obligations on the senior notes to become or to be declared to be immediately due and payable. These events of default include default in the payment of interest or principal, default in the performance of covenants under the indenture and default under the terms of any instrument evidencing or securing indebtedness of us that results in the acceleration of the payment of such indebtedness or constitutes the failure to pay the principal of such indebtedness when due, in each case where the total amount of such indebtedness has an outstanding aggregate principal amount greater than $25.0 million.

Capital Efficient Notes due 2067

On October 10, 2007, we issued $150.0 million aggregate principal amount of CENts. The CENts were purchased by a syndicate of initial purchasers, led by J.P. Morgan Securities Inc. and Lehman Brothers Inc., and were eligible for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act.

The CENts bear interest at a fixed annual rate of 8.30% to but not including October 15, 2017, and at a floating annual rate equal to three-month LIBOR plus 4.177% thereafter. We may elect to defer the payment of interest for up to ten years. The CENts have a scheduled maturity date of October 15, 2037, provided that we raise sufficient funds from the sale of qualifying capital securities. If we do not raise sufficient funds, we are obligated to use commercially reasonable efforts to sell enough qualifying capital securities to permit repayment of the CENts in full on each interest payment date thereafter. On October 15, 2067, we must pay any remaining amounts due under the CENts, whether or not we have sold sufficient qualifying capital securities.

We may redeem the CENts, in whole or in part, at any time before October 15, 2017, at a redemption price equal to the greater of 100% of the principal amount or a make-whole price as set forth in the CENts, in either case plus accrued and unpaid interest, including deferred interest. However, if a special event occurs, we may redeem the CENts, in whole but not in part, at a redemption price equal to the greater of 100% of the principal amount or a special event make-whole price as set forth in the CENts, in either case plus accrued and unpaid interest, including deferred interest. We may redeem the CENts after October 15, 2017 on each interest payment date thereafter, at a price equal to 100% of the principal amount of the CENts plus accrued and unpaid interest, including deferred interest.

In connection with this offering, we entered into a covenant in favor of the holders of our $300.0 million principal amount senior notes, pursuant to which we may not repay or redeem the CENts prior to October 15, 2047 unless the repayment or redemption is financed from the offering of replacement capital securities, as specified in the CENts.

Revolving Credit Facilities

Long-Term Facility

On August 16, 2007, we entered into a $200.0 million senior unsecured revolving credit agreement with a syndicate of lending institutions led by Bank of America, N.A. The credit facility matures on August 16, 2012. The revolving credit facility is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credits, refinancing and payment of fees in connection with this facility. This new credit facility replaced our prior $70.0 million revolving credit facility.

The facility enables us to obtain letters of credit of up to $50.0 million and short-term loans of up to $10.0 million, which would count against the $200.0 million limit. We can increase the $200.0 million limit by up to an additional $100.0 million, upon the agreement of any lender to lend such additional amount, without the consent of the other lenders. In addition, we may, with the consent of individual lenders, elect to extend the term of the facility by up to two additional one-year periods.

Loans under the credit facility bear interest, at our election, at a spread above LIBOR, or at a base rate. The initial spread above the LIBOR rate is 36 basis points, and may vary from 19 to 60 basis points depending on our credit rating. The base rate is equal to the higher of 50 basis points above the federal funds rate, and the Bank of America prime rate. Interest under LIBOR-based loans is payable periodically, with the period at the election of the company (but at most annually). Interest under base rate loans is payable quarterly. In addition, we are obligated to pay a facility fee of between 6 and 15 basis points, depending on our credit rating, quarterly over the term of the facility, as well as letter of credit and other fees as applicable.

Under the terms of the credit agreement, we are required to maintain certain financial ratios. In particular, each of our material insurance subsidiaries must maintain a risk-based capital ratio of at least 200%, measured at the end of each year, and our debt-to-capitalization ratio may not exceed 37.5%, measured at the end of each quarter. In addition, we have agreed to other covenants restricting the ability of our subsidiaries to incur additional indebtedness, our ability to create liens, and our ability to change our fiscal year and to enter into new lines of business, as well as other customary affirmative covenants.

To be eligible for borrowing funds under this facility, the representations and warranties that we make in the credit agreement must continue to be true in all material respects, and we must not be in default under the facility, including failure to comply with the covenants described above.

As of September 30, 2007, we had no borrowings outstanding under this facility.

Short-term Facilities

On October 17, 2005, we entered into two $25.0 million revolving credit facilities with The Bank of New York to support our overnight repurchase agreements program which provides us with the liquidity to meet general funding requirements. Borrowings under the revolving credit agreement bear interest at the federal funds rate plus 0.2%.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares will have on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sales of Restricted Securities

Upon the closing of this offering, we will have outstanding approximately 92,646,295 shares of common stock. We have no shares of common stock held in treasury. All of the shares of our common stock sold in this offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares that may be acquired by an affiliate of us, as the term “affiliate” is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders. Following the expiration of the lock-up agreements described below, the remaining 53,146,295 shares outstanding held by current stockholders of the company will be available for sale pursuant to Rule 144, subject to compliance with the volume, manner of sale and other limitations under Rule 144 in the case of shares held by affiliates, all as further described below.

Rule 144

Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will equal approximately 926,463 shares of common stock immediately after this offering; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing of notice with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and the availability of current public information about our company.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions (other than the one-year holding period requirement) described in the preceding two paragraphs.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the closing of this offering.

Lock-Up Arrangements

In connection with this offering, each of our executive officers, directors and stockholders have agreed to enter into lock-up agreements described under “Underwriting” that restrict the sale of shares of our common stock and securities convertible into or exchangeable or exercisable for common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances. Following the expiration of the lock-up period, our stockholders will have the right, subject to certain conditions, to require us to register the sale of their remaining shares of our common stock under federal securities laws. By exercising their registration rights, and selling a large number of shares, our stockholders could cause the prevailing market price of our common stock to decline.

Stock Options, Restricted Stock Units and Share Grants

We have committed to grant stock options to purchase approximately 450,100 shares of our common stock, 307,368 restricted stock units and 153,684 shares of our common stock to employees on or about the date of this offering. The above figures are estimates based on an assumed initial public offering price of $19.00 per share; the actual figures will be determined based on the actual initial public offering price per share. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock issuable pursuant to these awards and all shares of our common stock issuable under our Equity Plan and our Employee Stock Purchase Plan. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets. Restricted stock units and stock options are subject to vesting restrictions as described above.

Warrants

We currently have outstanding warrants to purchase 18,975,744 shares of our common stock at an exercise price of $11.49 per share. The warrants permit the holders to exercise either by paying the full exercise price in cash, or by means of a cashless exercise, whereby the holders would surrender a right to receive that number of shares having a value equal to the exercise price of the warrants. In the event the holders pay the exercise price in cash, the shares will be subject to the one-year holding period described above, in addition to the other requirements of Rule 144. In the event of a cashless exercise, the shares will be deemed to have been acquired at the time of issuance of the warrants, in which case the holding period will be met and the shares will be eligible for resale subject to compliance with the other requirements of Rule 144 and the lock-up agreements described above.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
TO NON-U.S. STOCKHOLDERS

This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you purchase your common stock in this offering, you will hold the common stock as a capital asset and you are a beneficial owner of shares other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company”, a company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, financial asset securitization investment trust, person who holds common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss any aspect of U.S. federal alternative minimum tax, state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•	you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax (described above) also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also perform backup withholding on that amount unless you provide appropriate certification to the broker of your status as a non-U.S. person or you are an exempt recipient. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documenting evidence in its records that you are a non-U.S. person and certain other conditions are met or you are an exempt recipient.

Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

UNDERWRITING

We intend to offer the shares in the U.S. and Canada through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc., and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
UBS Securities LLC
Banc of America Securities LLC
Dowling & Partners Securities, LLC
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Keefe, Bruyette & Woods, Inc.
Wells Fargo Securities, LLC

Total	39,500,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2.7 million and are payable by us.

Over-allotment Option

The selling stockholders have granted options to the underwriters to purchase up to 5,925,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities and to contribute to payments that the underwriters may be required to make for these liabilities.

No Sales of Similar Securities

We and each of our executive officers, directors and stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals and entities have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Notwithstanding the foregoing, if: (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to the company occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period, then the restrictions imposed by this lock-up provision shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representatives waive, in writing, such extension.

New York Stock Exchange Listing

Our common stock has been approved for listing, subject to official notice of issuance, on the NYSE under the symbol “SYA.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are as follows:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering (i.e., if they sell more shares than are listed on the cover of this prospectus), the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial banking and other dealings in the ordinary course of business with us, our affiliates, and White Mountains Insurance Group, Ltd. They have received customary fees and commissions for these transactions.

For example, J.P. Morgan Securities Inc., Lehman Brothers Inc. and Banc of America Securities LLC were initial purchasers in connection with the offering of our 6.125% senior notes due 2016 and were initial purchasers, along with UBS Securities LLC, in connection with the offering of our Capital Efficient Notes due 2067. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., were involved in the financing of the Acquisition. JPMorgan Chase Bank, N.A., Lehman Commercial Paper Inc., Merrill Lynch Bank USA (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), an affiliate of Goldman, Sachs & Co. and Bank of America, N.A., an affiliate of Banc of America Securities LLC, are lenders under our revolving credit facility. Under such same facility, Bank of America, N.A. also serves as administrative agent, swing line lender and issuing lender, Banc of America Securities LLC serves as sole lead arranger and sole book manager and JPMorgan Chase Bank, N.A. serves as syndication agent. We are party to an arm’s length sales agreement with Wells Fargo Investments, LLC (an affiliate of Wells Fargo Securities, LLC) for the distribution of variable insurance products, which agreement was entered into in 2002 by our predecessor, Safeco Life Insurance Company, and we recently entered into an arm’s length distribution relationship with Chase Insurance Agency, Inc. (an affiliate of J.P. Morgan Securities Inc.) in connection with the sale of our income annuity products. Howard L. Clark, Jr., Vice Chairman of Lehman Brothers Inc., is a director of White Mountains Insurance Group, Ltd. In addition, an affiliate of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC, which affiliate is a selling stockholder, holds approximately 2% of our outstanding common stock.

Offering Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

No underwriter will participate in any offering or distribution, or will effect any sales, of shares in any non-U.S. jurisdiction in which it is registered to do so, except in compliance with applicable laws and regulations.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters are being represented in connection with this offering by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Symetra Financial Corporation at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor), appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC’s toll-free number is 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Prior to this offering, we were not required to file reports with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. The periodic reports and other information that we file with the SEC will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements of Symetra Financial Corporation
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3
Consolidated Statements of Operations for the years ended December 31, 2006 and 2005 and the periods from August 2, 2004 through December 31, 2004 and January 1, 2004 through August 1, 2004	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2006 and 2005 and the periods from August 2, 2004 through December 31, 2004 and January 1, 2004 through August 1, 2004
F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2006 and 2005 and the periods from August 2, 2004 through December 31, 2004 and January 1, 2004 through August 1, 2004
F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and the periods from August 2, 2004 through December 31, 2004 and January 1, 2004 through August 1, 2004	F-7
Notes to Consolidated Financial Statements for the years ended December 31, 2006 and 2005 and the periods from August 2, 2004 through December 31, 2004 and January 1, 2004 through August 1, 2004	F-9

Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006	F-44
Consolidated Statements of Operations for the three and nine months ended September 30, 2007 and 2006	F-45
Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2007 and 2006	F-46
Consolidated Statements of Comprehensive Income (Loss) for the three and nine months ended September 30, 2007 and 2006	F-47
Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and 2006	F-48
Notes to Consolidated Financial Statements for the nine months ended September 30, 2007 and 2006	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Symetra Financial Corporation

We have audited the accompanying consolidated balance sheets of Symetra Financial Corporation (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income (loss), and cash flows for the years ended December 31, 2006 and 2005, and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006 and 2005 and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004 (Predecessor), in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Seattle, Washington
February 20, 2007,
except for Note 22, as to which the date is
October 26, 2007

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands)

ASSETS
Investments: (Note 3)
Available-for-sale securities:
Fixed maturities, at fair value (amortized cost:
$16,086,596 and $16,987,097, respectively)	$16,049,878	$17,183,197
Marketable equity securities, at fair value (cost:
$171,003 and $148,917, respectively)	201,706	162,301
Mortgage loans	794,283	776,923
Policy loans	79,244	80,463
Short-term investments	48,882	7,364
Investments in limited partnerships	112,648	93,400
Other invested assets	18,705	29,125

Total investments	17,305,346	18,332,773
Cash and cash equivalents	253,210	111,023
Accrued investment income	206,717	213,914
Accounts receivable and other receivables	81,993	50,909
Reinsurance recoverables (Note 7)	238,764	229,888
Deferred policy acquisition costs (Note 8)	88,237	49,017
Goodwill	3,687	3,687
Current income tax recoverable	—	26,281
Deferred income tax assets, net (Note 12)	219,091	137,347
Property, equipment, and leasehold improvements, net (Note 9)	28,076	30,522
Other assets	16,275	7,429
Securities lending collateral (Note 5)	439,292	598,451
Separate account assets	1,233,929	1,188,820

Total assets	$20,114,617	$20,980,061

LIABILITIES AND STOCKHOLDERS’ EQUITY
Funds held under deposit contracts	$15,986,198	$16,697,903
Future policy benefits	376,363	371,457
Policy and contract claims (Note 10)	119,514	135,655
Unearned premiums	11,721	11,560
Other policyholders’ funds	46,369	47,532
Notes payable (Note 11)	298,737	300,000
Current income taxes payable (Note 12)	2,551	—
Other liabilities	272,630	223,815
Securities lending payable (Note 5)	439,292	598,451
Separate account liabilities	1,233,929	1,188,820

Total liabilities	18,787,304	19,575,193
Commitments and contingencies (Note 14)
Capital stock (Note 1)	926	926
Additional paid-in capital	1,165,505	1,165,505
Retained earnings	161,432	101,902
Accumulated other comprehensive income (loss), net of taxes (Note 13)	(550)	136,535

Total stockholders’ equity	1,327,313	1,404,868

Total liabilities and stockholders’ equity	$20,114,617	$20,980,061

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

				Predecessor
			Period from	Period from
			August 2, 2004	January 1, 2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004
	(In thousands, except per share data)

Revenues:
Premiums (Note 7)	$525,657	$575,459	$263,195	$357,925
Net investment income (Note 3)	984,927	994,048	411,120	693,702
Other revenues	56,172	58,559	27,050	43,943
Net realized investment gains (Note 3)	1,680	14,140	7,003	34,892

Total revenues	1,568,436	1,642,206	708,368	1,130,462
Benefits and expenses:
Policyholder benefits and claims	264,252	327,427	127,499	223,578
Interest credited	765,871	810,928	360,196	556,433
Other underwriting and operating expenses	260,541	273,247	123,242	182,334
Fair value of warrants issued to investors	—	—	101,531	—
Interest expense (Note 11)	19,155	12,388	3,466	—
Amortization of deferred policy acquisition costs (Note 8)	14,589	11,861	1,626	34,164
Intangible asset amortization	—	—	—	4,929

Total benefits and expenses	1,324,408	1,435,851	717,560	1,001,438

Income (loss) from continuing operations before income taxes	244,028	206,355	(9,192)	129,024
Provision (benefit) for income taxes (Note 12):
Current	92,414	22,193	21,299	916
Deferred	(7,916)	39,720	10,683	30,486

Total provision for income taxes	84,498	61,913	31,982	31,402

Income (loss) from continuing operations	159,530	144,442	(41,174)	97,622
Income (loss) from discontinued operations (net of taxes of $(0), $536, $(1,335), and $1,235, respectively) (Note 15)	—	1,045	(2,411)	2,296

Net income (loss)	$159,530	$145,487	$(43,585)	$99,918

Net income per common share
Basic	$1.43	$1.30
Diluted	$1.43	$1.30

Weighted average number of common shares outstanding
Basic	111,622	111,622
Diluted	111,622	111,622

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Predecessor
			Period from	Period from
			August 2, 2004	January 1, 2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004
	(In thousands)

Capital stock:
Balance at beginning of period	$926	$926	$7,459	$7,459
Purchase method accounting adjustment	—	—	(7,459)	—
Capital contribution from stockholders	—	—	926	—

Balance at end of period	926	926	926	7,459

Additional paid-in capital:
Balance at beginning of period	1,165,505	1,165,505	407,683	397,354
Purchase method accounting adjustment	—	—	(407,683)	—
Capital contribution from Safeco	—	—	—	8,834
Capital contributions from stockholders	—	—	1,063,974	—
Issuance of warrants to investors	—	—	101,531	—
Stock option expense allocation from Safeco	—	—	—	1,495

Balance at end of period	1,165,505	1,165,505	1,165,505	407,683

Retained earnings (deficit):
Balance at beginning of period	101,902	(43,585)	1,367,690	1,332,072
Purchase method accounting adjustment	—	—	(1,367,690)	—
Net income (loss)	159,530	145,487	(43,585)	99,918
Dividend distributions	(100,000)	—	—	(64,300)

Balance at end of period	161,432	101,902	(43,585)	1,367,690

Accumulated other comprehensive income (loss), net of taxes (Note 13):
Balance at beginning of period	136,535	312,931	636,149	829,772
Purchase method accounting adjustment	—	—	(636,149)	—
Other comprehensive income (loss)	(137,085)	(176,396)	312,931	(193,623)

Balance at end of period	(550)	136,535	312,931	636,149

Total stockholders’ equity	$1,327,313	$1,404,868	$1,435,777	$2,418,981

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

				Predecessor
			Period from	Period from
			August 2, 2004	January 1, 2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004
	(In thousands)

Net income (loss)..	$159,530	$145,487	$(43,585)	$99,918
Other comprehensive income (loss), net of taxes:
Changes in unrealized gains and losses on available-for-sales securities (net of tax:
$(75,838), $(91,878), $170,296, and $(103,157), respectively)	(140,843)	(170,629)	316,262	(191,578)
Reclassification adjustment for net realized investment (gains) losses included in net income (net of tax: $383, $(3,525), $(1,551), and $(12,395), respectively)	712	(6,547)	(2,879)	(23,018)
Derivatives qualifying as cash flow hedges — net change in fair value (net of tax:
$1,601, $(0), $(0), and $(2,390), respectively)	2,976	—	—	(4,439)
Adjustment for deferred policy acquisition costs valuation allowance (net of tax: $38, $421, $(243), and $13,683, respectively)	70	780	(452)	25,412

Other comprehensive income (loss)	(137,085)	(176,396)	312,931	(193,623)

Comprehensive income (loss)	$22,445	$(30,909)	$269,346	$(93,705)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Predecessor
			Period from	Period from
			August 2, 2004	January 1, 2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004
	(In thousands)

Cash flows from operating activities
Net income (loss)	$159,530	$145,487	$(43,585)	$99,918
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net realized investment gains	(1,680)	(16,394)	(7,129)	(35,017)
Accretion of fixed maturity investments and mortgage loans	72,474	99,068	62,768	4,109
Accrued interest on accrual bonds	(43,444)	(45,383)	(19,502)	(27,504)
Amortization and depreciation	12,077	9,069	1,090	6,104
Deferred income tax provision (benefit)	(7,916)	39,994	10,764	30,486
Interest credited on deposit contracts	765,871	810,928	360,196	556,433
Mortality and expense charges and administrative fees	(91,187)	(89,185)	(35,825)	(50,718)
Fair value of warrants issued to investors	—	—	101,531	—
Changes in:
Accrued investment income	7,197	15,459	9,539	(7,522)
Deferred policy acquisition costs	(39,112)	(33,438)	(13,816)	11,011
Other receivables	(28,957)	(7,790)	(3,359)	20,143
Policy and contract claims	(16,141)	(17,518)	(113)	14,061
Future policy benefits	4,906	16,545	(5,234)	5,710
Unearned premiums	161	2,157	(710)	275
Accrued income taxes	28,832	(27,436)	11,889	(37,579)
Other assets and liabilities	17,793	(34,910)	4,248	(59,893)
Other, net	1,170	(415)	247	863

Total adjustments	682,044	720,751	476,584	430,962

Net cash provided by operating activities	841,574	866,238	432,999	530,880
Cash flows from investing activities
Purchases of:
Fixed maturities	(1,613,303)	(2,931,413)	(1,229,884)	(1,685,424)
Equity securities	(114,008)	(121,143)	(42,992)	(3,375)
Other invested assets and investments in limited partnerships	(12,457)	(68,659)	(19,410)	(173)
Issuance of mortgage loans	(121,987)	(101,992)	(15,543)	(40,854)
Issuance of policy loans	(19,574)	(17,895)	(7,546)	(12,550)
Maturities and calls of fixed maturities available-for-sale	840,885	1,278,633	791,391	974,773
Sales of:
Fixed maturities	1,603,453	2,370,396	386,719	724,198
Equity securities	106,657	81,776	42,578	4,478
Other invested assets and investments in limited partnerships	13,235	1,525	17,320	1,621
Repayment of mortgage loans	99,085	134,774	70,230	152,745
Repayment of policy loans	20,663	19,244	8,555	12,956
Net (increase) decrease in short-term investments	$(41,518)	$10,158	$(6,067)	$18,857
Purchase of Safeco Life & Investments	—	—	(1,349,911)	—

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

				Predecessor
			Period from	Period from
			August 2, 2004	January 1, 2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004
	(In thousands)

Purchase of property, equipment, and leasehold improvements	(3,164)	(34,614)	—	—
Cash received from sale of discontinued operations	—	—	30,000	—
Other, net	(10)	(356)	(1,099)	281

Net cash provided by (used in) investing activities	757,957	620,434	(1,325,659)	147,533
Cash flows from financing activities
Capital contributions received	—	—	—	1,131
Policyholder account balances:
Deposit	656,526	444,638	179,250	211,851
Withdrawals	(2,014,315)	(1,972,483)	(675,351)	(757,495)
Repayment of notes payable	(300,000)	—	(15,000)	—
Proceeds from notes payable	298,671	—	315,000	—
Proceeds from sale of capital stock	—	—	1,064,900	—
Dividend distributions	(100,000)	—	—	(64,300)
Other, net	1,774	(11)	—	—

Net cash provided by (used in) financing activities	(1,457,344)	(1,527,856)	868,799	(608,813)

Net increase (decrease) in cash and cash equivalents	142,187	(41,184)	(23,861)	69,600
Cash and cash equivalents at beginning of period	111,023	148,832	165,617	102,480

Plus: Cash and cash equivalents at beginning of period, discontinued operations	—	3,375	10,451	3,988
Less: Cash and cash equivalents at end of period, discontinued operations	—	—	(3,375)	(10,451)
Cash and cash equivalents at end of period	$253,210	$111,023	$148,832	$165,617

Supplemental disclosures of cash flow information
Net cash paid during the year for:
Interest	$17,840	$12,040	$3,312	$—
Income taxes	62,795	59,756	7,898	39,817
Non-cash transactions during the year:
Issuance of warrants to investors	—	—	101,531	—
Investments in limited partnerships and capital obligation incurred	19,864	31,599	—	—
Other capital contribution	—	—	—	7,703
Acquisitions:
Purchase price adjustment to intangible assets	—	4,200	—	—
Fair value of assets acquired:	—	—	21,912,561	—
Cash paid in acquisition	—	—	1,349,910	—
Liabilities assumed in acquisition	—	—	20,562,651	—

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Organization and Description of Business

Symetra Financial Corporation is a Delaware corporation privately owned by an investor group led by White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc.

On March 15, 2004, Symetra Financial Corporation entered into a definitive agreement to purchase a group of life and investment companies from Safeco Corporation (Safeco).

The following companies which are wholly owned directly or indirectly by Symetra Financial Corporation were included in the transaction:

•	Symetra Life Insurance Company (formerly Safeco Life Insurance Company)

•	Symetra National Life Insurance Company (formerly Safeco National Life Insurance Company)

•	American States Life Insurance Company

•	First Symetra National Life Insurance Company of New York (formerly First Safeco National Life Insurance Company of New York)

•	Symetra Administrative Services, Inc. (formerly Safeco Administrative Services, Inc.)

•	Symetra Asset Management Company (formerly Safeco Asset Management Company)

•	Symetra Securities, Inc. (formerly Safeco Securities, Inc.)

•	Symetra Services Corporation (formerly Safeco Services Corporation)

•	Symetra Investment Services, Inc. (formerly Safeco Investment Services, Inc.)

•	Symetra Assigned Benefits Service Company (formerly Safeco Assigned Benefits Service Company)

The acquisition was completed effective August 2, 2004, at a purchase price of $1,349.9 million, representing the amount paid to Safeco at closing of $1,350 million, plus capitalized transaction costs of $11.0 million, and less a purchase price adjustment of $11.1 million. The acquisition was financed through investor capital contributions of $1,065 million and the issuance of a note payable of $300 million. On December 29, 2004, Symetra Financial Corporation received $22.8 million from Safeco in final settlement of its tax sharing agreement and purchase price related to the August 2, 2004 transaction.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Under SFAS No. 141, the purchase price is allocated to the estimated fair value of the tangible and identifiable assets acquired less liabilities assumed at the date of acquisition. Deferred policy acquisition costs (DAC), intangible assets, and goodwill were reset to zero on August 2, 2004.

During 2005, the Company adjusted the deferred tax asset valuation allowance that resulted from the realization of certain income tax benefits related to the acquisition. The adjustment increased the amount of deferred tax assets and decreased the amount of intangible assets by $4,200. See Note 12 for more information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following pro forma results for the seven months ended August 1, 2004, are based on the historical financial statements of the Predecessor, adjusted to include the effect of the acquisition as if the acquisition had occurred at the beginning of each period presented:

Seven Months Ended
August 1, 2004

Net income as reported in Consolidated Statements of Operations	$99,918
Add back: Amortization of DAC and intangibles	25,410

Pro forma net income	$125,328

Symetra Financial Corporation’s subsidiaries offer group and individual insurance products and retirement products, including annuities marketed through professional agents and distributors in all states and the District of Columbia. The Company’s principal products include stop-loss medical insurance, fixed deferred annuities, variable annuities, single premium immediate annuities, and individual life insurance.

The accompanying financial statements include on a consolidated basis the accounts of Symetra Financial Corporation and its subsidiaries which are referred to as “Symetra Financial” or “the Company,” and the new names of the entities have been used as if those names were in effect prior to August 2, 2004. The discontinued mutual fund business, including the transfer agent business, is referred to as “discontinued operations.” In addition, all references to affiliated companies in the periods prior to August 2, 2004, refer to former Safeco affiliates.

Capital Stock (in thousands, except par value and share amounts)

Capital stock for Symetra Financial is comprised of 750,000,000 shares authorized and 92,646,295 shares issued and outstanding at $0.01 par value per share, for a total value of $926. In 2004, the Company issued warrants to its two lead investors and incurred expense in connection with their issuance. The warrants are exercisable at any time for 18,975,744 shares of common stock in the aggregate. The fair value of the warrants was calculated using the Black-Scholes model with the following assumptions: dividend yield of 0.0%; expected volatility of 25.0%; risk-free interest rate of 4.48%, and expected term of ten years.

On December 4, 2006, the Company declared a cash dividend of $0.896 per share to its stockholders. The dividend in the amount of $100,000 was paid on December 26, 2006.

The outstanding shares of common stock and outstanding warrants to purchase common stock have been retroactively adjusted to reflect the impact of a common stock split effected in the form of a dividend (see Note 22 for more information).

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for future policy benefits, DAC, valuation of investments and evaluation of other-than-temporary impairments, income taxes, and contingencies. All significant intercompany transactions and balances have been eliminated in the Consolidated Financial Statements.

Certain reclassifications have been made to the prior year financial information for it to conform to the current period presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recognition of Insurance Revenue and Related Benefits

Premiums from group life and health insurance products are recognized as revenue when earned over the life of the policy. The Company reports the portion of premiums unearned as a liability for unearned premiums on the Consolidated Balance Sheets. These policies are short-duration contracts.

Traditional individual life insurance products, primarily term and whole life insurance products, are long-duration contracts consisting principally of products with fixed and guaranteed premiums and benefits. Premiums from these products are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in the recognition of profits over the life of the policy. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Deposits related to universal life-type, limited payment-type, and investment-type products are credited to policyholder account balances and reflected as liabilities rather than as premium income when received. Revenues from these contracts consist of investment income on the policyholders’ fund balances and amounts assessed during the period against policyholders’ account balances for cost of insurance charges, policy administration charges, and surrender charges. The Company includes these cost of insurance charges in premiums. Policy administration charges and surrender charges are included in other revenue in the Consolidated Statements of Operations. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

Variable product fees are charged to variable annuity and variable life policyholders’ accounts based upon the daily net assets of the policyholders’ account values, and are recognized as other revenue when charged. Cost of insurance charges, policy administration charges, and surrender charges are included in other revenue in the Consolidated Statements of Operations.

Investments

In accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies its investments into one of three categories: held-to-maturity, available-for-sale, or trading. Fixed maturities include bonds, mortgage-backed securities, and redeemable preferred stocks. The Company classifies all fixed maturities as available-for-sale and carries them at fair value. The Company reports net unrealized investment gains and losses related to available-for-sale securities in accumulated other comprehensive income (loss) (OCI) in Shareholders’ Equity, net of related DAC and deferred income taxes.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. Quarterly, the Company compares actual prepayments to anticipated prepayments and recalculates the effective yield to reflect actual payments to date plus anticipated future payments. The Company includes any resulting adjustment in net investment income.

Marketable equity securities include common stocks, nonredeemable preferred stocks, and investments in other limited partnerships when the ownership percentage of such investment is less than 3%. The Company classifies marketable equity securities as available-for-sale and carries them at fair value. Changes in net unrealized investment gains and losses are recorded directly to OCI in Shareholders’ Equity, net of related DAC and deferred income taxes.

When the collectibility of interest income for fixed maturities is considered doubtful, any accrued but uncollectible interest income is reversed against investment income in the current period. The Company then places the securities on nonaccrual status, and they are not restored to accrual status until all delinquent interest and principal are paid.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company’s review of investment securities includes both quantitative and qualitative criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quantitative criteria include the length of time and amount that each security is in an unrealized position, and for fixed maturities, whether the issuer is in compliance with the terms and covenants of the security.

The Company’s review of its fixed maturities and marketable equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value has declined and remained below cost or amortized cost by less than 20%, (ii) securities where the estimated fair value has declined and remained below cost or amortized cost by 20% or more for less than six months, and (iii) securities where the estimated fair value has declined and remained below cost or amortized cost by 20% or more for six months or greater. While all securities are monitored for impairment, the Company’s experience indicates that the first two categories do not represent a significant risk of impairment and, often, fair values recover over time as the factors that caused the declines improve.

If the value of any of the Company’s investments falls into the third category, the Company analyzes the decrease to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the Company considers:

•	How long and by how much the fair value has been below its cost or amortized cost.

•	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.

•	The Company’s intent and ability to hold the security long enough for it to recover its value, considering any long-range plans that may affect the Company’s ability to hold securities.

•	Any downgrades of the security by a rating agency.

•	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on the analysis, the Company makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, the Company records an impairment charge within net realized investment gains in its Consolidated Statements of Operations in the period that the Company makes the determination. In addition, any impaired investments where the Company does not have the intent and ability to hold the security long enough for it to recover its value is recorded as an other-than-temporary impairment.

The Company uses public market pricing information to determine the fair value of its investments when such information is available. When such information is not available for investments, as in the case of securities that are not publicly traded, the Company uses other valuation techniques. Such techniques include using independent pricing sources, evaluating discounted cash flows, identifying comparable securities with quoted market prices, and using internally prepared valuations based on certain modeling and pricing methods. The Company’s investment portfolio at December 31, 2006 and 2005, included $604,313 and $619,751, respectively, of fixed maturities and $25,770 and $23,967, respectively, of marketable equity securities that were not publicly traded, and values for these securities were determined using these other valuation techniques.

The cost of securities sold is determined by the specific-identification method.

The Company carries mortgage loans at outstanding principal balances, less a valuation allowance for mortgage loan losses. The Company considers a mortgage loan impaired when it is probable that the Company will be unable to collect principal and interest amounts due according to the contractual terms of the mortgage loan agreement. For mortgage loans that the Company determines to be impaired, the Company charges the difference between the amortized cost and fair value of the underlying collateral to the valuation allowance. Changes in the valuation allowance are recorded in net realized investment gains. The Company accrues interest income on impaired loans to the extent that it is deemed collectible and the loan continues to perform under its original or restructured terms. Interest income on nonperforming loans is generally recognized on a cash basis.

Policy loans are carried at unpaid principal balances, which approximate fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of three months or less at the time of purchase. Short-term investments consist of highly liquid debt instruments with maturities of greater than three months and less than twelve months when purchased.

Investments in limited partnership interests are accounted for under the equity method when the Company has more than a minor interest of 3% or greater, has influence over the partnership’s operating and financial policies, and does not have a controlling interest. The Company has identified certain investments in limited partnerships that meet the definition of a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46R, Consolidation of Variable Interest Entities. Based on the analysis of these interests, the Company does not meet the FIN No. 46R definition of “primary beneficiary” of any of these partnerships and therefore has not consolidated these entities.

Derivative Financial Instruments

Derivative financial instruments are included in other invested assets on the Company’s Consolidated Balance Sheets. The Company’s financial statement recognition of the change in fair value of a derivative depends on the intended use of the derivative and the extent to which it is effective as part of a hedging transaction. Derivatives that are highly effective and designated as either fair value or cash flow hedges receive hedge accounting treatment.

Derivatives that hedge the change in fair value of recognized assets or liabilities are designated as fair value hedges. For such derivatives, the Company recognizes the changes in the fair value of both the derivative and the hedged items in net realized investment gains in the Consolidated Statements of Operations.

Derivatives that hedge variable rate assets or liabilities or forecasted transactions are designated as cash flow hedges. For such derivatives, the Company recognizes the changes in the fair value of the derivative as a component of OCI, net of deferred income taxes, until the hedged transaction affects current earnings. At the time current earnings are affected by the variability of cash flows, the related portion of deferred gains or losses on cash flow hedge derivatives are reclassified from OCI and recorded in the Consolidated Statements of Operations.

When the changes in the fair value of such derivatives do not perfectly offset the changes in the fair value of the hedged transaction, the Company recognizes the ineffective portion in the Consolidated Statements of Operations. For derivatives that do not qualify for hedge accounting treatment, the Company records the changes in the fair value of these derivatives in net realized investment gains in the Consolidated Statements of Operations.

The Company formally documents all relationships between the hedging instruments and hedged items, as well as risk-management objectives and strategies for undertaking various hedge transactions. The Company links all hedges that are designated as fair value hedges to specific assets or liabilities on the Consolidated Balance Sheets. The Company links all hedges that are designated as cash flow hedges to specific variable rate assets or liabilities or to forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting on a prospective basis.

Reinsurance

The Company utilizes reinsurance agreements to manage its exposure to potential losses. The Company reinsures all or a portion of its risk to reinsurers for certain types of directly written business. In addition, the Company reinsures through pools to cover catastrophic losses. Reinsurance does not affect the Company’s liability to the policyholders. Accordingly, the policy and contract claims liabilities and future policy benefit reserves are reported gross of any related reinsurance recoverables. The Company reports premiums, benefits,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and settlement expenses net of reinsurance ceded on the Consolidated Statements of Operations. The Company accounts for reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to the policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Deferred Policy Acquisition Costs

The Company defers as assets certain costs, principally commissions, distribution costs, and other underwriting costs, that vary with and are primarily related to the production of business. The Company amortizes acquisition costs for deferred and immediate annuity contracts and universal life insurance policies over the lives of the contracts or policies in proportion to the present value of the estimated future gross profits of each of these product lines. In this estimation process, the Company makes assumptions as to surrender rates, mortality experience, maintenance expenses, and investment performance. Actual profits can vary from the estimates and can thereby result in increases or decreases to DAC amortization rates. For interest-sensitive life products, the Company regularly evaluates its assumptions and, when necessary, revises the estimated gross profits of these contracts, resulting in adjustments to DAC amortization which are recorded in earnings when such estimates are revised. The Company adjusts the unamortized balance of DAC for the impact on estimated future gross profits as if net unrealized investment gains and losses on securities had been realized as of the balance sheet date. The Company includes the impact of this adjustment, net of tax, in OCI in Stockholders’ Equity.

The Company amortizes acquisition costs for traditional individual life insurance policies over the premium paying period of the related policies, using assumptions consistent with those used in computing policy benefit liabilities. The Company amortizes acquisition costs for group life and medical policies over the policy period of one year.

The Company conducts regular recoverability analyses for deferred and immediate annuity contract, universal life contract, and traditional life contract DAC balances. The Company compares the current DAC balance with the estimated present value of future profitability of the underlying business. The DAC balances are considered recoverable if the present value of future profits is greater than the current DAC balance. As of December 31, 2006, all of the DAC balances were considered recoverable.

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets. Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment.

In December 1999, Symetra Life Insurance Company purchased the assets of Sound Benefits Administration and Sound Benefits Marketing (collectively, referred to as Sound Benefits), the agency involved in selling and supporting the Company’s Select Benefits group medical product. This transaction resulted in adjustments to goodwill in the amounts of $287 and $3,400 for the years ended December 31, 2005 and 2004, respectively. Such adjustments were based on the 2004 earnings performance of Sound Benefits. The Company paid the purchase price adjustment of $3,687 in January 2005.

During 2005, $4,200 of other identifiable intangible assets were written down to zero due to a purchase price allocation adjustment resulting from the realization of certain income tax benefits. See Note 12 for more information.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets. Estimated useful lives generally range from one to ten years for leasehold improvements and three to ten years for all other property and equipment. Leasehold improvements are amortized over the shorter of their economic useful lives or the term of the lease.

Leases

Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceed the amount of straight-line rent expense. Rent holidays, rent incentives, and tenant improvement allowances are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured.

Sales Inducements

The Company defers sales inducements to contract holders for bonus interest features on deferred annuities. The bonus interest entitles the contract holder to an incremental amount of interest to be credited to the account value over the twelve month period following the initial deposit. The incremental interest causes the first year credited rate to be higher than the contract’s expected ongoing crediting rates for periods after the inducement. Deferred sales inducements to contract holders are reported as other assets and amortized into interest credited to policy holder account values using the same methodology and assumptions used to amortize DAC.

Separate Accounts

Separate account assets and liabilities reported on the accompanying Consolidated Balance Sheets consist of the fair value of variable annuity and variable universal life contracts and represent funds that the Company administers and invests to meet the specific fund allocations of the policyholder. The assets of each separate account are legally segregated and are not subject to claims that arise out of the Company’s other business activities. Net investment income and net realized and unrealized investment gains and losses accrue directly to such policyholder who bears the investment risk, subject to guaranteed minimum death benefits (GMDB). For variable annuity contracts with GMDB, the Company contractually guarantees total deposits made to the contract, less any partial withdrawals, in the event of death. The Company offers three types of GMDB contracts consisting of return of premium and two versions of ratchet, which are evaluated every fifth and eighth year, respectively.

The Company reinsures nearly all of the GMDB risk on its individual variable annuity contracts. Therefore, the liability balance is not material. The Company does not include investment results accruing directly to the policyholder in its revenues. Fees charged to policyholders include mortality, policy administration, and surrender charges and are included in other revenues.

Funds Held Under Deposit Contracts

Liabilities for fixed deferred annuity contracts, guaranteed investment contracts, and universal life policies are computed as deposits net of withdrawals made by the policyholder, plus amounts credited based on contract specifications, less contract fees and charges assessed, plus any additional interest. For single premium immediate annuities (SPIAs), including structured settlements, future benefits are either fully guaranteed or are contingent on the survivorship of the annuitant. Liabilities are based on discounted amounts of estimated future benefits. Contingent future benefits are discounted with current pricing mortality assumptions, which include provisions for longer life spans over time. The interest rate pattern used to calculate the reserves for SPIAs is set at issue. The interest rates within the pattern vary over time and start

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with interest rates that prevailed at the contract issue. The weighted-average implied interest rate on the existing block is currently 5.9% and will grade to an ultimate assumed level of 6.7% in about 20 years.

Future Policy Benefits

The Company computes liabilities for future policy benefits under traditional individual life and group life insurance policies on the level premium method, which uses a level premium assumption to fund reserves. The Company selects the level premiums so that the actuarial present value of future benefits equals the actuarial present value of future premiums. The Company sets the interest, mortality, and persistency assumptions in the year of issue and includes provisions for adverse deviations. These liabilities are contingent upon the death of the insured while the policy is in force. The Company derives mortality assumptions from both company-specific and industry statistics. The Company discounts future benefits at interest rates that vary by year of policy issue, are graded to the statutory valuation interest rate over time, and range from 6.0% to 4.0%.

Policy and Contract Claims

Liabilities for policy and contract claims primarily represent liabilities for claims under group medical coverages and are established on the basis of reported losses (case basis method). The Company also provides for claims incurred but not reported (IBNR), based on expected loss ratios, claims paying completion patterns, and historical experience. The Company periodically reviews estimates for reported but unpaid claims and IBNR. Any necessary adjustments are reflected in current operating results.

Income Taxes

Through the date of acquisition, the Company was included in a consolidated federal income tax return filed by Safeco. Tax payments (credits) were made to or received from Safeco in accordance with the tax allocation agreement on a separate company tax return filing basis. Subsequent to the acquisition, the Symetra Life insurance companies file a separate life consolidated tax return. The non-life insurance companies file a separate non-life consolidated tax return. Pursuant to Internal Revenue Code (IRC) § 1504(c), the life insurance companies will file a separate life consolidated tax return for five years subsequent to the acquisition.

Income taxes have been provided using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated as the difference between the book and tax basis of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future tax profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized.

Recently Issued Accounting Standards

SFAS No. 157, Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of this Statement could have on its financial condition, results of operations, and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 as of January 1, 2007, as required. The adoption did not have a material impact on the Company’s consolidated financial statements.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends certain paragraphs of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 also resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS No. 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS No. 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS No. 155 as of January 1, 2007, as required. The adoption did not have a material impact on the Company’s consolidated financial statements.

American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract, resulting in a release of unamortized DAC, unearned revenue, and deferred sales inducements associated with the replaced contract.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provisions of SOP 05-1 are effective for fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 effective on January 1, 2007 as required. The adoption of SOP 05-1 did not have a material impact on the Company’s consolidated financial statements.

3.	Investments

The following tables summarize the Company’s fixed maturities and marketable equity securities:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2006
Fixed maturities:
U.S. government and agencies	$157,000	$1,775	$(879)	$157,896
State and political subdivisions	666,101	9,329	(4,532)	670,898
Foreign governments	205,186	4,166	(477)	208,875
Corporate securities	10,670,752	164,266	(168,550)	10,666,468
Mortgage-backed securities	4,387,557	26,750	(68,566)	4,345,741

Total fixed maturities	16,086,596	206,286	(243,004)	16,049,878
Marketable equity securities	171,003	32,046	(1,343)	201,706

Total	$16,257,599	$238,332	$(244,347)	$16,251,584

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2005
Fixed maturities:
U.S. government and agencies	$652,304	$49,460	$(799)	$700,965
State and political subdivisions	741,671	25,217	(1,636)	765,252
Foreign governments	353,333	13,119	(227)	366,225
Corporate securities	10,881,369	267,274	(137,063)	11,011,580
Mortgage-backed securities	4,358,420	42,290	(61,535)	4,339,175

Total fixed maturities	16,987,097	397,360	(201,260)	17,183,197
Marketable equity securities	148,917	15,234	(1,850)	162,301

Total	$17,136,014	$412,594	$(203,110)	$17,345,498

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Investments — (Continued)

The following table shows the Company’s investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2006
Fixed maturities:
U.S. government and agencies	$52,723	$(671)	$24,683	$(208)	$77,406	$(879)
State and political subdivisions	219,608	(2,922)	65,722	(1,610)	285,330	(4,532)
Foreign governments	14,404	(214)	11,103	(263)	25,507	(477)
Corporate securities	2,732,600	(55,864)	3,686,854	(112,686)	6,419,454	(168,550)
Mortgage-backed securities	1,501,485	(22,776)	1,888,331	(45,790)	3,389,816	(68,566)

Total fixed maturities	4,520,820	(82,447)	5,676,693	(160,557)	10,197,513	(243,004)
Marketable equity securities	9,829	(206)	2,926	(1,137)	12,755	(1,343)

Total	$4,530,649	$(82,653)	$5,679,619	$(161,694)	$10,210,268	$(244,347)

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2005
Fixed maturities:
U.S. government and agencies	$43,881	$(642)	$10,547	$(157)	$54,428	$(799)
State and political subdivisions	87,574	(675)	51,278	(961)	138,852	(1,636)
Foreign governments	20,927	(225)	2,502	(2)	23,429	(227)
Corporate securities	4,956,275	(123,274)	697,497	(13,789)	5,653,772	(137,063)
Mortgage-backed securities	2,077,490	(36,639)	1,044,399	(24,896)	3,121,889	(61,535)

Total fixed maturities	7,186,147	(161,455)	1,806,223	(39,805)	8,992,370	(201,260)
Marketable equity securities	10,729	(1,759)	228	(91)	10,957	(1,850)

Total	$7,196,876	$(163,214)	$1,806,451	$(39,896)	$9,003,327	$(203,110)

As of December 31, 2006 and 2005, $148,552 and $36,480, respectively, of unrealized losses for a period of twelve months or more relate to investment grade fixed income securities. Unrealized losses on investment grade securities are principally related to changes in interest rates or changes in the issuer and the sector related credit spreads since the securities were acquired. As of December 31, 2006 and 2005, the Company had the intent and ability to hold these investments for a period of time sufficient for them to recover in value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Investments — (Continued)

The Company reviewed all its investments with unrealized losses at the end of 2006 and 2005 in accordance with the impairment policy described in Note 2. The Company’s evaluation determined that these declines in fair value were temporary and it had the intent and ability to hold them until recovery.

At December 31, 2006 and 2005, the Company held below-investment-grade fixed maturities with a fair value of $1,332,000 and $1,387,000, respectively, and an amortized cost of $1,305,000 and $1,359,000, respectively. These holdings amounted to 8.3% and 8.1%, respectively, of the Company’s investments in fixed maturities at fair value at December 31, 2006 and 2005.

The following table summarizes the cost or amortized cost and fair value of fixed maturities at December 31, 2006, by contractual years-to-maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Cost or
	Amortized	Fair
	Cost	Value

One year or less	$377,113	$374,632
Over one year through five years	2,655,755	2,613,674
Over five years through ten years	2,746,470	2,701,652
Over ten years	5,919,701	6,014,179
Mortgage-backed securities	4,387,557	4,345,741

Total fixed maturities	$16,086,596	$16,049,878

The carrying value of certain securities and cash on deposit with state regulatory authorities was $8,302 and $14,103 at December 31, 2006 and 2005, respectively.

No industry represented more than 9.1% of the amortized cost of fixed maturities and equity securities at December 31, 2006 and 2005.

The following table summarizes the Company’s consolidated pretax net investment income:

				Predecessor
				Period from
			Period from	January 1,
			August 2, 2004	2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004

Interest:
Fixed maturities	$926,678	$945,737	$390,111	$633,756
Mortgage loans	48,849	46,052	21,943	44,233
Short-term investments and cash and cash equivalents	9,851	4,156	1,159	2,000
Dividends:
Marketable equity securities	6,759	3,967	2,671	3,302
Redeemable preferred stock	3,640	3,387	492	2,965
Policy loans	4,870	5,112	2,241	3,067
Income from equity method investments	4,658	2,514	—	—
Other	3,612	6,058	3,208	9,287

Total investment income	1,008,917	1,016,983	421,825	698,610
Investment expenses	(23,990)	(22,935)	(10,705)	(4,908)

Net investment income	$984,927	$994,048	$411,120	$693,702

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Investments — (Continued)

The carrying value of investments in fixed maturities that have not produced income for the last 12 months was $30,453 and $10,354 at December 31, 2006 and 2005, respectively. All of the Company’s mortgage loans produced income during 2006 and 2005.

The following table summarizes the Company’s consolidated net realized investment gains before income taxes:

				Predecessor
				Period from
			Period from	January 1,
			August 2, 2004	2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August
	2006	2005	2004	1, 2004

Fixed maturities	$(16,089)	$1,840	$4,117	$34,345
Marketable equity securities	14,842	8,221	291	972
Other invested assets	1,737	3,992	2,584	92
Deferred policy acquisition costs adjustment	1,190	87	11	(517)

Net realized investment gains	$1,680	$14,140	$7,003	$34,892

During 2006, the Company recorded impairment charges of fixed maturity investments and equity securities totaling $25,719. These write-downs were primarily from investments in the paper-related industry totaling $15,655, or 60.9%. The additional write-downs represent securities that the Company does not intend to hold until recovery. The following tables summarize the proceeds from sales of investment securities and related net realized investment gains before income taxes for 2006, 2005 and 2004.

	Year Ended December 31, 2006
		Marketable
	Fixed	Equity
	Maturities	Securities	Other	Total

Proceeds from sales	$1,603,453	$106,657	$13,235	$1,723,345

Gross realized investment gains	$26,847	$18,274	$2,497	$47,618
Gross realized investment losses	(18,373)	(1,437)	(112)	(19,922)

Net realized investment gains	8,474	16,837	2,385	27,696
Impairments	(24,608)	(1,111)	—	(25,719)
Other, including gains (losses) on calls and redemptions	45	(884)	542	(297)

Net realized investment gains (losses)	$(16,089)	$14,842	$2,927	$1,680

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Investments — (Continued)

	Year Ended December 31, 2005
		Marketable
	Fixed	Equity
	Maturities	Securities	Other	Total

Proceeds from sales	$2,364,806	$59,782	$1,525	$2,426,113

Gross realized investment gains	$30,782	$9,626	$—	$40,408
Gross realized investment losses	(27,027)	(1,184)	—	(28,211)

Net realized investment gains	3,755	8,442	—	12,197
Impairments	(7,664)	—	—	(7,664)
Other, including gains (losses) on calls and redemptions	5,749	(221)	4,079	9,607

Net realized investment gains	$1,840	$8,221	$4,079	$14,140

	Period from August 2,
	2004 through December 31, 2004
		Marketable
	Fixed	Equity
	Maturities	Securities	Other	Total

Proceeds from sales	$363,859	$41,573	$17,320	$422,752

Gross realized investment gains	$8,379	$978	$6,345	$15,702
Gross realized investment losses	(7,862)	(224)	(5,747)	(13,833)

Net realized investment gains	517	754	598	1,869
Impairments	(27)	(87)	—	(114)
Other, including gains (losses) on calls and redemptions	3,627	(376)	1,997	5,248

Net realized investment gains	$4,117	$291	$2,595	$7,003

	Period from January 1, 2004 through
	August 1, 2004 — Predecessor
		Marketable
	Fixed	Equity
	Maturities	Securities	Other	Total

Proceeds from sales	$713,652	$4,491	$1,621	$719,764

Gross realized investment gains	$45,705	$1,137	$17,846	$64,688
Gross realized investment losses	(17,163)	(165)	(15,467)	(32,795)

Net realized investment gains	28,542	972	2,379	31,893
Impairments	(10,272)	—	—	(10,272)
Other, including gains (losses) on calls and redemptions	16,075	—	(2,804)	13,271

Net realized investment gains (losses)	$34,345	$972	$(425)	$34,892

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Investments — (Continued)

The following table summarizes the Company’s allowance for mortgage loan losses:

				Predecessor
			Period from	Period from
			August 2,	January 1,
			2004	2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004

Allowance at beginning of period	$3,903	$10,172	$10,172	$10,172
Provision	109	—	—	—
Adjustment	—	(6,269)	—	—

Allowance at end of period	$4,012	$3,903	$10,172	$10,172

This allowance relates to mortgage loan investments of $798,295 and $780,826 at December 31, 2006 and 2005, respectively. All of the Company’s mortgage loan investments were in good standing at December 31, 2006.

At December 31, 2006, mortgage loans constituted approximately 3.9% of total assets and are secured by first-mortgage liens on income-producing commercial real estate, primarily in the retail, industrial, and office building sectors. The majority of the properties are located in the western United States, with 27% of the total in California and 22% in Washington. Individual loans generally do not exceed $15,000.

The carrying value of other invested assets approximates fair value. The following table summarizes the Company’s other invested assets:

	December 31,
	2006	2005

Options	$2,053	$3,331
Note receivable — agency	7,823	7,930
Embedded derivatives	8,257	17,164
Other	572	700

Total other invested assets	$18,705	$29,125

4.	Derivative Financial Instruments

Derivatives are instruments whose values are derived from underlying instruments, indices, or rates, have a notional amount, and can be net settled. This may include derivatives that are “embedded” in financial instruments or in certain existing assets or liabilities. The Company uses derivative financial instruments, including interest rate swaps and options, as a means of hedging exposure to equity price changes and/or interest rate risk on anticipated transactions or on existing assets and liabilities.

Interest rate risk is the risk of economic loss due to changes in the level of interest rates. The Company manages interest rate risk through active portfolio management and selective use of interest rate swaps as hedges to change the characteristics of certain assets and liabilities. With interest rate swap agreements, the Company exchanges with a counterparty, at specified intervals, interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments), based on an underlying principal balance (notional amount). No cash is exchanged at the outset of the contract, and no principal payments are made by either party. The net interest accrued and the net interest payments made at each interest payment due date are recorded to interest income or expense, depending on the hedged item.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value Hedges

In August 2004, all fair value hedges, totaling $330,409 of notional amount outstanding, were terminated resulting in a realized investment loss of $3,491. Prior to August 2004, the Company used interest rate swaps to hedge the change in fair value of certain fixed-rate assets. As discussed in Note 2, derivatives that were determined to be highly effective were given hedge accounting treatment and changes in their fair values and the fair values of the related assets that they hedged were recognized in net realized investment gains (losses) in the Consolidated Statements of Operations.

Cash Flow Hedges

In January 2006, the Company’s Board of Directors authorized a private offering to qualified institutional buyers of $300,000 fixed rate senior subordinated notes due in ten years (the Notes). The Company was exposed to interest rate risk as it expected to issue the Notes on or about March 31, 2006 at or near par at the then current market interest rate. To manage this risk, the Company bought a $300,000 forward-starting interest rate swap at 5.0575%, maturing on March 31, 2006, and designated the derivative as a hedge of a forecasted transaction carried at fair value with changes recorded in OCI. Since the critical terms of the derivative were the same as the forecasted transaction, the Company did not record any ineffectiveness.

On March 30, 2006, the Company issued $300,000 of 6.125% senior notes due on April 1, 2016 (Note 11). As a result, the Company recorded a $4,814 gain in OCI related to the swap which will be reclassified into income concurrent with the interest expense over the life of the Notes. For the year ended December 31, 2006, $237 was reclassified from OCI to interest expense.

In August 2004, all cash flow interest rate swaps were terminated, resulting in a net realized investment gain of $393. Prior to August 2004, the Company used interest rate swaps to hedge the variability of future cash flows arising from changes in interest rates associated with certain variable rate assets and forecasted transactions. Amounts recorded in OCI related to derivatives qualifying as cash flow hedges resulted in a decrease in OCI of $4,439 after tax for the seven month period ended August 1, 2004.

In August 2004, interest rate swaps related to the forecasted transactions were terminated resulting in a realized investment gain of $3,640.

Prior to August 2004, the interest rate swaps related to forecasted transactions that were considered probable of occurring were considered to be highly effective and qualified for hedge treatment under SFAS No. 133. SFAS No. 133 requires that amounts deferred in OCI be reclassified into earnings either when the forecasted transaction occurs or when it is considered not probable of occurring, whichever happens sooner. In the seven month period ended August 1, 2004, $7,442 after tax was reclassified from OCI to net realized investment gains and losses relating to forecasted transactions that were no longer probable of occurring.

Other Derivatives

The Company has a closed block of fixed indexed annuity (FIA) product that credits the policyholders’ account based on a percentage of the gain in the S&P 500 Index. In connection with this product, the Company has a hedging program with the objective to hedge the exposure to changes in the S&P 500 Index. This program consists of buying S&P 500 Index options. Although the Company uses index options to hedge the equity return component of the FIA, the options do not qualify as hedging instruments or for hedge accounting treatment pursuant to SFAS No. 133. Accordingly, the assets are recorded as a free-standing derivative asset or options in other invested assets, and mark-to-market gains or losses to record the options at fair value are recognized in net realized investment gains. The Company recognized pretax gains (losses) on these options of $2,227, $(4,413), $2,007, and $(2,611) for the years ended December 31, 2006 and 2005, the five month period ended December 31, 2004, and the seven month period ended August 1, 2004, respectively.

The Company has convertible bonds that contain embedded options. The values of these options are bifurcated from the host value of the respective bonds and are accounted for as derivatives. During 2006 and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005, the embedded derivatives are recorded in other invested assets, and mark-to-market gains or losses to record the embedded derivatives at fair value are recognized in net realized investment gains. The value of these options is $8,257 and $17,164 at December 31, 2006 and 2005, respectively.

Counterparty credit risk is the risk that a counterparty to a derivative contract will be unable to perform its obligations. The Company manages counterparty credit risk on an individual counterparty basis, and gains and losses are netted by counterparty. The Company mitigates counterparty credit risk through credit reviews, approval controls, and by only entering into agreements with credit-worthy counterparties. The Company performs ongoing monitoring of counterparty credit exposure risk against credit limits. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of derivative financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, credit risk is limited to the amount that it would cost the Company to replace the contract.

5.	Securities Lending Program

The Company participates in a securities lending program whereby blocks of securities included in investments are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $395,942 and $577,877 and an estimated fair value of $427,660 and $574,824 were on loan under the program at December 31, 2006 and 2005, respectively. The Company was liable for cash collateral under its control of $439,292 and $598,451 at December 31, 2006 and 2005, respectively.

6.	Fair Value of Financial Instruments

The Company estimates the fair values for mortgage loans by discounting the projected cash flows using the current rate at which the loans would be made to borrowers with similar credit ratings and for the same maturities.

For cash and cash equivalents, policy loans, short-term investments, accounts receivable, and other liabilities the carrying value is a reasonable estimate of fair value.

The fair value of investments in limited partnerships is provided by the general partner or manager of each investment. Included in investments in limited partnerships are investments in tax-sheltered affordable housing projects for which the fair values are calculated as the sum of cash contributions and the present value of future commitments.

The carrying amount of the note receivable approximates fair value.

All derivatives are carried at fair value on the Consolidated Balance Sheets. The fair values of the derivative financial instruments generally represent the estimated amounts that the Company would expect to receive or pay upon termination of the contracts as of the reporting date. Quoted fair values are available for certain derivatives. For derivative instruments not actively traded, the Company estimates fair value using values obtained from independent pricing services, internal modeling, or quoted market prices of comparable instruments.

The carrying value of securities lending collateral and securities lending payable approximates fair value.

Separate account assets and the related liabilities are reported at fair value using quoted market prices.

The Company estimates the fair values of investment contracts (funds held under deposit contracts) with defined maturities by discounting projected cash flows using rates that would be offered for similar contracts with the same remaining maturities. For investment contracts with no defined maturities, the Company estimates fair values to be the present surrender value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the carrying or reported values and corresponding fair values of financial instruments:

	December 31, 2006		December 31, 2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Fixed maturities	$16,049,878	$16,049,878	$17,183,197	$17,183,197
Marketable equity securities	201,706	201,706	162,301	162,301
Mortgage loans	794,283	796,078	776,923	798,430
Investment in limited partnerships	112,648	112,648	93,400	93,400
Other invested assets:
Options	2,053	2,053	3,331	3,331
Embedded derivatives	8,257	8,257	17,164	17,164
Note receivable — agency	7,823	7,823	7,930	7,930
Other	572	572	—	—
Securities lending collateral	439,292	439,292	598,451	598,451
Separate account assets	1,233,929	1,233,929	1,188,820	1,188,820
Financial liabilities:
Funds held under deposit contracts	15,986,198	15,954,265	16,697,903	16,960,272
Other liabilities:
Limited partnership contributions payable	44,646	44,646	31,599	31,599
Securities lending payable	439,292	439,292	598,451	598,451
Separate account liabilities	1,233,929	1,233,929	1,188,820	1,188,820

7.	Reinsurance

The Company evaluates the financial condition of its reinsurers to minimize the exposure to losses from reinsurer insolvencies. Management of the Company is not aware of any of the Company’s major reinsurers currently experiencing material financial difficulties. The Company analyzes reinsurance recoverables according to the credit ratings of its reinsurers. Of the total amount due from reinsurers at December 31, 2006, 99.7% was with reinsurers rated A− or higher by A.M. Best. The Company had no reserve for uncollectible reinsurance in 2006 or 2005. None of the Company’s reinsurance contracts exclude certified terrorist acts.

For the individual life business, the Company has coinsurance agreements on policies exceeding $500,000 and other miscellaneous policies where the reinsurer reimburses the Company based on the percentage in the contract, which ranges from 50% to 80% based upon the year that the policy was written.

The Company reinsures 100% of its group long-term disability and group short-term disability business. The reinsurer is responsible for paying all claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reinsurance recoverables are comprised of the following amounts:

	December 31,
	2006	2005

Life insurance
Reinsurance recoverables on:
Policy and contract claims	$5,861	$6,694
Paid claims	10	77
Future policy benefits	166,621	149,853

Total life insurance	172,492	156,624
Accident and health insurance
Reinsurance recoverables on:
Policy and contract claims	725	338
Paid claims	79	295
Future policy benefits	65,468	72,631

Total accident and health insurance	66,272	73,264

Total reinsurance recoverables	$238,764	$229,888

The following table sets forth net life insurance in-force as of December 31:

	2006	2005	2004

Direct life insurance in-force	$55,656,360	$56,928,623	$69,610,844
Amounts assumed from other companies	211,656	219,626	228,006
Amounts ceded to other companies	(21,944,907)	(20,266,656)	(19,081,945)

Net life insurance in-force.	$33,923,109	$36,881,593	$50,756,905

Percentage of amount assumed to net	0.62%	0.59%	0.44%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effects of reinsurance on earned premiums are as follows:

				Predecessor
			Period from	Period from
			August 2,	January 1,
			2004	2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004

Direct:
Accident and health premiums	$390,873	$430,821	$185,464	$264,032
Life insurance premiums	191,881	192,854	84,743	118,226

Total	582,754	623,675	270,207	382,258
Assumed:
Accident and health premiums	(1)	15,277	18,753	23,220
Life insurance premiums	209	240	165	229

Total	208	15,517	18,918	23,449
Ceded:
Accident and health premiums	(10,215)	(22,529)	(8,544)	(11,804)
Life insurance premiums	(47,090)	(41,204)	(17,386)	(35,978)

Total	(57,305)	(63,733)	(25,930)	(47,782)

Total premiums	$525,657	$575,459	$263,195	$357,925

Percentage of amount assumed to net	0.04%	2.70%	7.19%	6.55%

Ceded reinsurance reduced policy benefits by $45,533, $39,253, $11,529, and $23,722 for the years ended December 31, 2006 and 2005, the five months ended December 31, 2004, and the seven months ended August 1, 2004, respectively.

8.	Deferred Policy Acquisition Costs and Deferred Sales Inducements

Activities impacting deferred policy acquisition costs are as follows:

	December 31,
	2006	2005

Unamortized balance at beginning of period	$48,511	$15,073
Deferral of acquisition costs	52,511	45,213
Amortization related to investment gains	1,190	86
Amortization related to other expenses	(14,589)	(11,861)

Unamortized balance at end of period	87,623	48,511
Accumulated effect of net unrealized investment gains	614	506

Balance at end of period	$88,237	$49,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides a reconciliation of the beginning and ending balance for sales inducements, which are included in other assets:

	December 31,
	2006	2005

Unamortized balance at beginning of period	$2,905	$293
Capitalizations	6,113	2,612
Amortization	(8)	—

Unamortized balance at end of period	$9,010	$2,905

9.	Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are comprised of the following amounts:

	December 31,
	2006	2005

Computer equipment and software	$6,151	$4,060
Office equipment, furniture, and fixtures	8,977	8,785
Equipment and software under capital leases	13,825	13,586
Leasehold improvements	13,728	13,598

	42,681	40,029
Less accumulated depreciation and amortization	14,605	9,507

Total property, equipment, and leasehold improvements, net	$28,076	$30,522

Depreciation and amortization expenses associated with property, equipment, and leasehold improvements, including equipment and software under capital leases, amounted to $5,610, $4,554, $159, and $367, for the years ended December 31, 2006 and 2005, the five months ended December 31, 2004, and the seven months ended August 1, 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Policy and Contract Claims

The following table provides a reconciliation of the beginning and ending reserve balances for policy and contract claims for 2006, 2005 and 2004:

	2006	2005	2004

Balance as of January 1	$135,655	$153,173	$139,113
Less: reinsurance recoverable	7,032	4,176	5,571

Net balance as of January 1	128,623	148,997	133,542
Incurred related to insured events of:
The current year	298,269	364,832	369,948
Prior years	(1,445)	1,807	12,158

Total incurred	296,824	366,639	382,106
Paid related to insured events of:
The current year	231,890	292,482	290,857
Prior years	80,629	94,531	75,794

Total paid	312,519	387,013	366,651

Net balance as of December 31	112,928	128,623	148,997
Add: reinsurance recoverable	6,586	7,032	4,176

Balance as of December 31	$119,514	$135,655	$153,173

The Company uses estimates for determining its liability for policy and contract claims, which are based on historical claim payment patterns, and expected loss ratios to provide for the inherent variability in claim patterns and severity. For the year ended December 31, 2006, the change in prior year incurred liabilities primarily relates to a favorable development in contract claims. For the years ended December 31, 2005 and 2004, the change in incurred liabilities was primarily from higher-than-expected loss and claims experience, and a change in estimates.

11.	Notes Payable

Revolving Credit Facilities

On June 14, 2004, the Company entered into a $370,000 revolving credit agreement with several lending institutions, with Bank of America, N.A. acting as administrative agent for the lenders. On August 2, 2004, the Company borrowed $300,000 against the revolving credit facility, which was used to purchase the life and investment companies, and $15,000, which was used to purchase a loan from Safeco. On August 31, 2004, $15,025 was repaid, which included $25 of interest expense.

During the year ended December 31, 2006, the Company repaid the $300,000 outstanding revolving credit line, and the line of credit was subsequently reduced to $70,000. The credit agreement contains restrictive covenants, which include maintaining certain financial ratios. The interest rate is currently three months at LIBOR, plus a margin of 0.60%. The margin is adjusted based on the Company’s debt-to-capitalization ratio. There was no borrowing activity on this facility in 2006. At December 31, 2005, the balance outstanding was $300,000 and the rate was 4.52%. Interest expense for 2006 and 2005 was $3,851 and $12,388, respectively.

In 2005, the Company entered into two $25,000 revolving credit facilities with The Bank of New York to support the Company’s overnight repurchase agreement program, which provides the Company liquidity to meet its general funding requirements. There was no borrowing activity on these facilities in 2006 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Notes Payable

On March 30, 2006, the Company issued $300,000 of 6.125% senior notes due on April 1, 2016, which were issued at a discount yielding $298,671. As a result of this transaction, the Company paid $3,040 in debt issuance costs which have been capitalized and included in other assets and realized $4,814 of deferred gains related to a hedging transaction (Note 4). Both amounts are being amortized using the effective-interest method over the term of the Notes, yielding to an effective interest rate of 6.11%.

These senior notes are unsecured senior obligations and will be equal in right of payment to all existing and future unsecured senior indebtedness. These notes are redeemable, in whole or in part, at the option of the Company at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the aggregate principal amount of the notes to be redeemed; or (2) the sum of the present value of the remaining scheduled payments of principal and interest on the Notes, discounted to the redemption date on a semi-annual basis at a prevailing U.S. Treasury rate plus 25 basis points, together in each case with accrued interest payments to the redemption date.

Proceeds from the Notes were used to pay down the outstanding principal on the revolving line of credit. Interest on the notes is payable semi-annually in arrears, beginning on October 2, 2006. The Company made interest payments on the senior notes of $9,239 in 2006.

The terms of the senior notes contain various business and financial covenants, including limitations on the disposition of subsidiaries. As of December 31, 2006, the Company was in compliance with all such covenants.

12.	Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, under which deferred income tax assets and liabilities are determined based on the differences between their financial reporting and tax bases and are measured using the enacted tax rates.

Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to income from continuing operations before income taxes and the provision for income taxes were as follows:

							Predecessor
					Period from		Period from
					August 2, 2004		January 1, 2004
					through		through
	Year Ended December 31, 2006		Year Ended December 31, 2005		December 31, 2004		August 1, 2004

Income (loss) from continuing operations before income taxes	$244,028		$206,355		$(9,192)		$129,024
Computed “expected” tax expense	85,410	35.00%	72,224	35.00%	(3,217)	35.00%	45,158	35.00%
Separate account dividend received deduction	(1,981)	(0.81)	(3,960)	(1.92)	(1,103)	12.00	(1,461)	(1.13)
Purchase transaction costs	(402)	(0.17)	(413)	(0.20)	(455)	4.95	—	—
Miscellaneous permanent differences	(308)	(0.13)	(158)	(0.08)	(237)	2.58	117	0.09
IRS audit adjustments	—	—	—	—	—	—	(8,749)	(6.78)
Warrants	—	—	—	—	35,536	(386.60)	—	—
Valuation allowance	—	—	(5,440)	(2.64)	—	—	—	—
Low income housing credits	(838)	(0.34)	—	—	—	—	—	—
Other true-up adjustments	2,617	1.08	(340)	(0.16)	1,458	(15.86)	(3,663)	(2.84)

Provision for income taxes	$84,498	34.63%	$61,913	30.00%	$31,982	(347.93)%	$31,402	24.34%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The warrant adjustment for the period from August 2, 2004 through December 31, 2004, reflects the reduction of current income from continuing operations related to warrants issued to investors for certain services provided. For tax purposes, warrants for services are not deductible until the time of exercise. As of December 31, 2006, $2,720 of the warrant expense is accounted for as a temporary difference for which a deferred tax asset has been established. For tax-basis, the remaining portion of $32,816 has been allocated to non-amortizable capital expenditures.

The tax effects of temporary differences which give rise to the deferred income tax assets and deferred income tax liabilities were as follows:

	December 31,
	2006	2005

Deferred income tax assets:
Goodwill	$3,453	$5,289
Intangibles	18,408	19,036
Adjustment to life policy liabilities	343,120	369,329
Capitalization of policy acquisition costs	50,150	57,785
Long-term incentive plan	4,451	4,266
Warrants	2,720	35,536
Investment impairments	9,002	8,927
Uncollected premium adjustment	194	—
Guaranty fund assessments	502	522
Furniture and fixtures	510	2,262
Bond discount accrual	504	—
Unrealized depreciation of investment securities (net of deferred policy acquisition costs adjustment: $(215) and $(0), respectively)	296	—
Other	6,442	11,019

Total deferred income tax assets	439,752	513,971
Deferred income tax liabilities:
Unrealized appreciation of investment securities (net of deferred policy acquisition costs adjustment: $(0) and $(177), respectively)	—	73,520
Securities — basis adjustment	185,164	242,909
Mortgage loans	1,234	3,170
Warrants	2,720	35,536
Deferred policy acquisition costs	30,668	16,641
Bond discount accrual	—	4,546
Other	875	302
Total deferred income tax liabilities	220,661	376,624

Net deferred income tax asset	$219,091	$137,347

On August 2, 2004, the Company established a valuation allowance related to capital loss carryforwards of $27,392 ($9,587 at the effective tax rate). The Company determined the need for a valuation allowance due to the fact that the capital losses generated in 2002 and 2003 continued to be available for carryback purposes by the Company’s former parent, Safeco. During 2005, the valuation allowance was reduced in its entirety as a result of a change in the anticipated realizability of deferred tax assets. The adjustment resulted in a write-down of other intangible assets in the amount of $4,200.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation, but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). In any taxable year beginning after 2004 and before 2007, direct and indirect distributions from the PSA will be treated as zero (no tax due). At December 31, 2005 the balance in the Company’s PSA account was $7,448. During 2006, direct dividends from the insurance companies of $123,030 were distributed, which reduced the balance in the Company’s PSA account to zero.

13.	Comprehensive Income

Comprehensive income is defined as all changes in Stockholders’ Equity, except those arising from transactions with stockholders. Comprehensive income includes net income and OCI, which consists of changes in unrealized gains or losses of investments and derivatives carried at fair value and the DAC valuation allowance.

The components of OCI are as follows:

	December 31,
	2006	2005

Net unrealized gains (losses) on available-for-sale securities	$(6,037)	$209,549
Net unrealized gains on derivative financial instruments	4,577	—
Adjustment for deferred policy acquisition costs	614	506
Deferred income taxes	296	(73,520)

Accumulated other comprehensive income (loss)	$(550)	$136,535

The following summarizes the net changes in OCI:

				Predecessor
			Period from	Period from
			August 2,	January 1,
			2004	2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004

Increase (decrease) in unrealized appreciation/depreciation of:
Available-for-sale securities	$(215,586)	$(272,579)	$482,128	$(330,148)
Derivative financial instruments	4,577	—	—	(6,829)
Adjustment for deferred policy acquisition costs	108	1,201	(695)	39,095
Deferred income taxes	73,816	94,982	(168,502)	104,259

Net change in accumulated OCI	$(137,085)	$(176,396)	$312,931	$(193,623)

14.	Commitments and Contingencies

Under state insolvency and guaranty laws, insurers licensed to do business in a state can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Liabilities for guaranty funds are not discounted or recorded net of premium taxes and are included in other liabilities in the Consolidated Balance Sheets. At December 31, 2006, the Company had liabilities of $7,278 for estimated guaranty fund assessments. The Company has a related asset for premium tax offsets of $5,843, which are available for a period of five to twenty years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2006 the Company was invested in six limited partnership interests related to tax sheltered affordable housing projects and state tax credit funds, four of which were entered into during 2006. The Company unconditionally committed to provide capital contributions of approximately $64,298 over a period of four years. These investments were accounted for under the equity method and are recorded at present value in investments in limited partnerships with the corresponding amount in other liabilities. Capital contributions of $10,584 were paid as of December 31, 2006, with the remaining expected cash capital contributions payable as follows:

2007	$9,262
2008	7,867
2009	21,439
2010	15,146

Total capital contributions payable	$53,714

The Company has committed to invest $17,500 in two private equity limited partnerships. The Company will provide capital contributions to the partnerships up to the committed amount at the discretion of the general partners, subject to certain incremental contribution limits. The term of the capital commitment ranges from five to ten years ending in 2015. Investments in both partnerships amounted to $2,495 for the year ended December 31, 2006.

Because of the nature of the business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not believe that such litigation will have a material adverse effect on its consolidated financial condition, future operating results, or liquidity.

The Company leases office space, commercial real estate, and certain equipment under leases that expire at various dates through 2015. The Company accounts for these leases as operating leases. Certain leases include renewal options.

Future minimum lease commitments, including cost escalation clauses, for the next five years and thereafter, are as follows:

Operating
Leases

2007	$6,853
2008	6,692
2009	6,747
2010	6,550
2011	6,192
Thereafter	23,072

Total	$56,106

The amount of rent expense was $8,244, $9,592, $4,500, and $5,867 for the years ended December 31, 2006 and 2005, the five months ended December 31, 2004, and the seven months ended August 1, 2004, respectively.

In October 2004, the Company entered into a service agreement with a third-party service provider to outsource the majority of its information technology infrastructure. The term of the service agreement is for five years, subject to certain renewal options and early termination provisions. Under the terms of the service agreement, the Company agreed to pay an annual service fee ranging from $13,194 to $14,664 for five years. The remaining annual service fee is $13,224 for 2007, $13,269 for 2008, $13,928 for 2009, and $8,362 for 2010, subject to certain annual service fee adjustments based on actual benchmarks and production utilization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2005, the Company entered into an agreement and paid the service provider a fixed transition fee in the amount of $15,488 related to the acquisition of the initial equipment and software used by the service provider to fulfill and perform its services. The ownership of these assets will be conveyed to the Company upon the termination of the service agreement. The Company recorded the equipment and software as a capital lease with no related future minimum lease payment. Additional equipment and software may be purchased by the service provider based on capacity and demand. Equipment and software costs under the capital lease were $13,825 and $13,586, respectively, at December 31, 2006 and 2005 with accumulated amortization of $5,885 and $3,057, respectively. There were no capitalized leases at December 31, 2004.

At December 31, 2006 and 2005, unfunded mortgage loan commitments were $14,465 and $35,175, respectively. The Company had no other material commitments or contingencies at December 31, 2006 and 2005.

15.	Discontinued Operations

On August 2, 2004, the Company announced it would exit the mutual fund business through a sale agreement with Pioneer Investment Management Inc. (Pioneer) for $30,000, subject to adjustment based on the value of the assets under management at closing and stockholder and trustee approval. Symetra Asset Management (SAM), manager of the Safeco mutual funds, was replaced with Pioneer. On December 10, 2004, $3.1 billion in assets from Safeco’s 22 mutual funds merged into the Pioneer family of funds and the Company received $30,000. No realized investment gain or loss was recorded. Accordingly, the Company has presented the asset management segment, which is primarily composed of activity related to the mutual fund business, as discontinued operations in the Consolidated Financial Statements in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Included in discontinued operations are the operations of SAM and the majority of the business component of Symetra Services Corporation. SAM provided fund accounting and other administrative services to the funds through the sale date. The other asset management entity, Symetra Services Corporation, functioned as the transfer agent for the Safeco mutual funds.

Results of discontinued operations were as follows:

				Predecessor
			Period from	Period from
			August 2,	January 1,
			2004	2004
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	August 1,
	2006	2005	2004	2004

Revenues	$—	$2,426	$932	$14,608
Benefits and expenses:
Other underwriting and operating expenses	—	845	4,678	11,077

Income (loss) before income taxes:	—	1,581	(3,746)	3,531
Provision (benefit) for income taxes:
Current	—	262	8,764	1,166
Deferred	—	274	(10,099)	69

Total	—	536	(1,335)	1,235

Net income (loss)	$—	$1,045	$(2,411)	$2,296

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Employee Benefit Plans

The Company sponsors a defined contribution plan for all eligible employees. Prior to 2006, the Symetra Financial Retirement Plan was a 401(k)/profit-sharing retirement plan that included a matching contribution of 66.6% of a participant’s contributions up to 6% of eligible compensation, a profit-sharing feature comprised of a minimum contribution of 3% of each eligible participant’s compensation, and a variable component based on the Board of Directors’ discretion. No variable profit-sharing contributions were made for the year ended December 31, 2005 and the five month period ended December 31, 2004. Effective on January 1, 2006, the plan was amended to include only an immediate safe harbor contribution of 100% of a participant’s contributions up to 6% of eligible compensation. The expense related to this plan was $2,155, $5,141, and $2,526 for the years ended December 31, 2006 and 2005, and the five months ended December 31, 2004, respectively.

The Company also sponsors a performance share plan (the Performance Share Plan) that provides incentives to selected executives based on the long-term success of the Company. The Board of Directors of the Company may grant to an executive an award of performance shares. Each performance share reflects the financial value of the growth in both the book value and the enterprise value, conditional upon attainment of a stated performance goal over the award period specified in the grant. The performance shares are exchanged for a cash payment at the end of the award period. The amount expensed for the years ended December 31, 2006 and 2005 and the five months ended December 31, 2004, related to the Performance Share Plan, was $11,801, $10,262, and $1,928, respectively. The Company does not offer any healthcare, life insurance, or other post-retirement benefits to retired employees.

Predecessor Plans

Through the date of acquisition, Safeco sponsored defined contribution and defined benefit plans covering substantially all employees of the Company and its subsidiaries and provided a postretirement benefit program for certain retired employees. Eligibility for participation in the various plans was generally based on completion of a specified period of continuous service or date of hire. Employer contributions to these plans were made in cash. Costs allocated to the Company for these plans were $2,363 for the seven months ended August 1, 2004.

The Safeco 401(k)/Profit-Sharing Retirement Plan was a defined contribution plan. It included a minimum contribution of 3% of each eligible participant’s compensation, a matching contribution of 66.6% of participant’s contributions up to 6% of eligible compensation, and a profit-sharing component based on Safeco’s income. No profit-sharing contributions were made for the seven month period ended August 1, 2004.

The Safeco Employee’s Cash Balance Plan (CBP) was a noncontributory defined benefit plan that provided benefits for each year of service after 1988, based on the participant’s eligible compensation, plus a stipulated rate of return on the benefit balance. Safeco made contributions to the CBP based on the funding requirements set by the Employee Retirement Income Security Act of 1974. Costs allocated to the Company for the CBP were 1% or less of income before income taxes for the seven months ended August 1, 2004.

The Company participated in Safeco’s Long-Term Incentive Plan of 1997 (the Plan), as amended. Incentive stock options, non-qualified stock options, restricted stock rights, performance stock rights, and stock appreciation rights were authorized under the Plan. Stock-based compensation expense allocated to the Company was $1,873 for the seven months ended August 1, 2004.

17.	Dividend Restrictions

Insurance companies are restricted by state regulations as to the aggregate amount of dividends they may pay in any consecutive 12-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with 30 days’ prior written notice, within certain limits. The limits are generally based on the greater of 10% of the prior year statutory surplus or the prior year statutory net gain

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from operations. Dividends in excess of the prescribed limits or earned surplus require formal state insurance commission approval. Based on statutory limits as of December 31, 2006, the amount of surplus available for the payment of dividends without prior regulatory approval is $166,415.

18.	Statutory-Basis Information

State insurance regulatory authorities require insurance companies to file annual statements prepared on an accounting basis prescribed or permitted by their respective states of domicile. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC), including the revised Accounting Practices and Procedures Manual. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

During 2005, American States Life Insurance Company (ASL) was statutorily merged into Symetra Life Insurance Company. Statutory net income and surplus of ASL for the years ended December 31, 2006 and 2005, are included in Symetra Life Insurance Company. Statutory net income (loss) and capital and surplus, by company, are as follows:

	Year Ended December 31,
	2006	2005	2004

Statutory net income (loss):
Symetra Life Insurance Company	$145,020	$162,210	$222,104
Symetra National Life Insurance Company	1,107	(936)	119
First Symetra National Life Insurance Company of New York	35	(3,016)	857
American States Life Insurance Company	—	—	23,237

Total	$146,162	$158,258	$246,317

	December 31
	2006	2005

Statutory capital and surplus:
Symetra Life Insurance Company	$1,266,222	$1,260,136

Statutory net income differs from income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, and income tax expense reflects only taxes paid or currently payable.

Statutory capital and surplus differs from amounts reported in accordance with GAAP primarily because of the effect of GAAP purchase price accounting adjustments, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, and fixed maturities are carried at amortized cost.

Life and health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on various risk factors related to it. At December 31, 2006, Symetra Life Insurance Company and its subsidiaries met the RBC requirements.

19.	Related Parties

The Company entered into an Investment Management Agreement on March 14, 2004 with White Mountains Advisors, LLC. This agreement provides for investment advisory services related to the Company’s invested assets and portfolio management services. Fees are paid quarterly and amounted to $20,187, $18,533, and $7,768 for the years ended December 31, 2006 and 2005, and the five months ended December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 2, 2004, the Company issued warrants to two lead investors. At December 31, 2006, warrants to purchase 18,975,744 shares of the Company’s common stock remain outstanding at an exercise price of $11.49 per share.

Predecessor

During 2005, the Company relocated its main office location to Bellevue, Washington. Prior to August 2, 2004, the Company was obligated under a real estate lease with General America Corporation, a subsidiary of Safeco, through July 31, 2005. The current minimum aggregate rental commitment under this lease obligation was $5,281 at December 31, 2004. Total related-party rent expense for all facilities charged to operations was $5,408 for the seven months ended August 1, 2004.

Prior to August 2, 2004, Safeco and its affiliates provided the Company with personnel, property, and facilities in carrying out certain of its corporate functions. Safeco annually determined allocation factors based on headcount, time studies, actual usage, or other relevant allocation bases in order to allocate expenses for these services and facilities. These expenses were included in net investment income and other operating expenses within the Company’s Consolidated Statements of Operations. Safeco charged the Company expenses of $25,167 for the seven months ended August 1, 2004. These expenses included charges for corporate overhead, data processing systems, payroll, and other miscellaneous charges.

On July 30, 2004, as part of the purchase of Safeco’s Life & Investment companies, $7,703 of fixed assets and software were transferred to the Company and reflected as a capital contribution. The remaining $1,131 of the total $8,834 was a cash contribution.

20.	Segment Information

The Company provides a broad range of products and services that include group and individual insurance products, pension products, annuities, and investment advisory services. These operations are managed separately as five reportable segments based on product groupings: Group, Income Annuities, Retirement Services, Individual, and Other:

•	Group’s principal product is stop-loss medical insurance sold to employers with self-insured medical plans. Also included in this segment are group life, accidental death and dismemberment insurance, and disability products.

•	Retirement Services’ products are primarily fixed and variable deferred annuities (both qualified and non-qualified), tax-sheltered annuities (marketed to teachers and not-for-profit organizations), and corporate retirement funds.

•	Income Annuities’ principal products are the structured settlement annuities that are sold to fund third-party personal injury settlements, providing a reliable income stream to the injured party and immediate annuities purchased to fund income after retirement.

•	Individual’s products include term, universal and variable universal life, and bank-owned life insurance.

•	Other includes Symetra Financial Corporation (the holding company), inter-segment elimination entries, and various non-insurance companies.

•	Discontinued operations are comprised of the discontinued mutual fund businesses (see Notes 1 and 15).

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (Note 2).

The Company allocates capital and related investment income to each segment using a risk-based capital formula. The Company evaluates its results based upon segment operating income, GAAP and non-GAAP financial measure that excludes net realized investment gains (losses). Management believes the presentation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of segment pretax operating income enhances the understanding of its results of operations by highlighting earnings attributable to the normal recurring operations of the business.

The following tables present selected financial information by segment and reconciles to segment income before income taxes operating earnings to amounts reported in the Consolidated Statements of Operations:

	Year Ended December 31, 2006
		Retirement	Income
	Group	Services	Annuities	Individual	Other	Total

Revenues:
Premiums	$387,231	$130	$—	$138,296	$—	$525,657
Net investment income	18,030	269,821	439,001	232,759	25,316	984,927
Other revenue	10,195	22,831	797	12,939	9,410	56,172
Net realized investment gains (losses)	(66)	(17,061)	16,798	(3,807)	5,816	1,680

Total revenues	415,390	275,721	456,596	380,187	40,542	1,568,436
Benefits and expenses:
Policyholder benefits and claims	230,753	(16,501)	—	50,000	—	264,252
Interest credited	—	186,232	371,786	208,180	(327)	765,871
Other underwriting and operating expenses	105,742	61,738	21,591	57,370	14,100	260,541
Interest expense	—	—	—	—	19,155	19,155
Amortization of deferred policy acquisition costs	10,882	1,081	580	2,046	—	14,589

Total benefits and expenses	347,377	232,550	393,957	317,596	32,928	1,324,408
Segment pre-tax income	68,013	43,171	62,639	62,591	7,614	244,028
Less: Net realized investment gains (losses)	(66)	(17,061)	16,798	(3,807)	5,816	1,680

Segment pre-tax operating income	$68,079	$60,232	$45,841	$66,398	$1,798	$242,348

Assets:
Total investments	$168,743	$4,443,302	$6,967,906	$4,074,927	$1,650,468	$17,305,346
Separate account assets	—	1,115,519	—	118,410	—	1,233,929
Total assets	300,084	5,904,981	7,273,385	4,601,697	2,034,470	20,114,617

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2005
		Retirement				Continuing	Discontinued
	Group	Services	Income Annuities	Individual	Other	Operations	Operations	Total

Revenues:
Premiums	$438,276	$121	$—	$137,062	$—	$575,459	$—	$575,459
Net investment income	19,270	292,801	441,438	222,613	17,926	994,048	172	994,220
Other revenue	11,801	23,223	515	13,968	9,052	58,559	—	58,559
Net realized investment gains (losses)	(74)	(17,122)	17,382	1,344	12,610	14,140	2,254	16,394

Total revenues	469,273	299,023	459,335	374,987	39,588	1,642,206	2,426	1,644,632
Benefits and expenses:
Policyholder benefits and claims	296,036	(25,697)	—	57,088	—	327,427	—	327,427
Interest credited	—	211,538	392,534	206,856	—	810,928	—	810,928
Other underwriting and operating expenses	115,342	62,636	19,383	61,374	14,512	273,247	845	274,092
Interest expense	—	—	—	—	12,388	12,388	—	12,388
Amortization of deferred policy acquisition costs	10,478	94	272	1,017	—	11,861	—	11,861

Total benefits and expenses	421,856	248,571	412,189	326,335	26,900	1,435,851	845	1,436,696

Segment pre-tax income	47,417	50,452	47,146	48,652	12,688	206,355	1,581	207,936
Less: Net realized investment gains (losses)	(74)	(17,122)	17,382	1,344	12,610	14,140	2,254	16,394

Segment pre-tax operating income (loss)	$47,491	$67,574	$29,764	$47,308	$78	$192,215	$(673)	$191,542

Assets:
Total investments	$137,826	$5,096,016	$7,276,295	$4,130,472	$1,692,164	$18,332,773	$—	$18,332,773
Separate account assets	—	1,074,463	—	114,357	—	1,188,820	—	1,188,820
Total assets	242,751	6,526,179	$7,451,961	4,638,575	2,120,595	20,980,061	—	20,980,061

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Period from August 2, 2004 through December 31, 2004
		Retirement	Income			Continuing	Discontinued
	Group	Services	Annuities	Individual	Other	Operations	Operations	Total

Revenues:
Premiums	$207,396	$105	$—	$55,694	$—	$263,195	$—	$263,195
Net investment income	8,764	124,188	184,074	89,229	4,865	411,120	393	411,513
Other revenue	5,621	11,480	207	6,224	3,518	27,050	413	27,463
Net realized investment gains (losses)	(1)	4,166	(3,277)	2,809	3,306	7,003	126	7,129

Total revenues	221,780	139,939	181,004	153,956	11,689	708,368	932	709,300
Benefits and expenses:
Policyholder benefits and claims	124,008	(15,849)	—	19,340	—	127,499	—	127,499
Interest credited	—	109,211	164,100	86,885	—	360,196	—	360,196
Other underwriting and operating expenses	54,410	26,682	7,226	28,566	6,358	123,242	4,678	127,920
Fair Value of warrants issued to investors	—	—	—	—	101,531	101,531	—	101,531
Interest expense	—	—	—	—	3,466	3,466	—	3,466
Amortization of deferred policy acquisition costs	1,352	236	—	38	—	1,626	—	1,626

Total benefits and expenses	179,770	120,280	171,326	134,829	111,355	717,560	4,678	722,238

Segment pre-tax income	42,010	19,659	9,678	19,127	(99,666)	(9,192)	(3,746)	(12,938)
Less: Net realized investment gains (losses)	(1)	4,166	(3,277)	2,809	3,306	7,003	126	7,129

Segment pre-tax operating income (loss)	$42,011	$15,493	$12,955	$16,318	$(102,972)	$(16,195)	$(3,872)	$(20,067)

Assets:
Total investments	$534,402	$6,724,045	$7,752,785	$4,271,000	$(37,471)	$19,244,761	$32,290	$19,277,051
Separate account assets	—	1,114,843	—	113,517	—	1,228,360	—	1,228,360
Total assets	639,582	8,247,675	7,885,813	4,737,864	606,492	22,117,426	64,556	22,181,982

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Period from January 1, 2004 through August 1, 2004 — Predecessor
		Retirement	Income			Continuing	Discontinued
	Group	Services	Annuities	Individual	Other	Operations	Operations	Total

Revenues:
Premiums	$293,213	$92	$—	$64,620	$—	$357,925	$—	$357,925
Net investment income	13,632	225,008	290,328	139,063	25,671	693,702	754	694,456
Other revenue	8,323	15,755	276	14,774	4,815	43,943	13,729	57,672
Net realized investment gains	143	2,372	12,751	5,225	14,401	34,892	125	35,017

Total revenues	315,311	243,227	303,355	223,682	44,887	1,130,462	14,608	1,145,070
Benefits and expenses:
Policyholder benefits and claims	196,468	172	—	26,938	—	223,578	—	223,578
Interest credited	—	155,403	274,800	126,230	—	556,433	—	556,433
Other underwriting and operating expenses	78,727	36,789	9,522	36,059	21,237	182,334	11,077	193,411
Amortization of deferred policy acquisition costs	10,537	16,313	—	7,314	—	34,164	—	34,164
Intangibles and goodwill amortization	794	801	—	1,746	1,588	4,929	—	4,929

Total benefits and expenses	286,526	209,478	284,322	198,287	22,825	1,001,438	11,077	1,012,515

Segment pre-tax income	28,785	33,749	19,033	25,395	22,062	129,024	3,531	132,555
Less: Net realized investment gains	143	2,372	12,751	5,225	14,401	34,892	125	35,017

Segment pre-tax operating income	$28,642	$31,377	$6,282	$20,170	$7,661	$94,132	$3,406	$97,538

21.	Earnings Per Share

Basic earnings per share represent the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share represent the amount of earnings for the period available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common stock, if dilutive. All outstanding warrants are considered participating securities or potential common stock securities that are included in weighted average common shares outstanding for purposes of computing basic earnings per share using the two-class method. The warrants are considered participating securities or potential common stock securities because the terms of the warrants entitle the holders to receive any dividends declared on the common stock concurrently with the holders of outstanding shares of common stock, without regard to whether the warrants are exercised prior to the record date for any such dividend. The outstanding shares of common stock and outstanding warrants to purchase common stock have been retroactively adjusted to reflect the impact of a common stock split effected in the form of a dividend (see Note 22 for more information).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents information relating to the Company’s calculations of basic and diluted earnings per share (EPS) for the years ended December 31:

	December 31, 2006			December 31, 2005
		Basic	Diluted		Basic	Diluted
	Amount	EPS	EPS	Amount	EPS	EPS
	(In thousands, except for per share data)

Income from continuing operations	$159,530	$1.43	$1.43	$144,442	$1.29	$1.29
Discontinued operations, net of taxes	—	—	—	1,045	0.01	0.01

Net income	$159,530	$1.43	$1.43	$145,487	$1.30	$1.30

Common stock:
Distributed	$83,000	$0.90	$0.90	$—	$—	$—
Undistributed	49,410	0.53	0.53	120,754	1.30	1.30

Total	$132,410	$1.43	$1.43	$120,754	$1.30	$1.30

Warrants:
Distributed	$17,000	$0.90	$0.90	$—	$—	$—
Undistributed	10,120	0.53	0.53	24,733	1.30	1.30

Total	$27,120	$1.43	$1.43	$24,733	$1.30	$1.30

	Basic	Diluted	Basic	Diluted

Weighted average common shares outstanding:
Common stock	92,646	92,646	92,646	92,646
Warrants	18,976	18,976	18,976	18,976

Total shares	111,622	111,622	111,622	111,622

22.	Common Stock Dividend and Amendment to Certificate of Incorporation

On September 28, 2007, the Company filed an amendment to its Certificate of Incorporation with the Delaware Secretary of State which increased the Company’s authorized shares of common stock to 750,000,000 shares.

On October 26, 2007, the Company executed a 7.7-for-1 stock dividend (substantially equivalent to an 8.7-for-1 stock split) that increased the shares of common stock outstanding from 10,649,000 to 92,646,295, and the number of shares subject to outstanding warrants from 2,181,120 to 18,975,744. The stock split, effected in the form of a dividend, has been reflected retroactively in these financial statements for all periods presented.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2007	2006
	(Unaudited)
	(In millions)

ASSETS
Investments:
Available-for-sale securities:
Fixed maturities, at fair value (amortized cost:
$15,774.1 and $16,086.6, respectively)	$15,587.4	$16,049.9
Marketable equity securities, at fair value (cost:
$171.8 and $171.0, respectively)	203.8	201.7
Mortgage loans	818.6	794.3
Policy loans	77.9	79.2
Short-term investments	5.0	48.9
Investments in limited partnerships	160.1	112.6
Other invested assets	11.4	18.7

Total investments	16,864.2	17,305.3
Cash and cash equivalents	251.0	253.2
Restricted funds	8.6	—
Accrued investment income	214.0	206.7
Accounts receivable and other receivables	67.7	82.0
Reinsurance recoverables	247.0	238.8
Deferred policy acquisition costs	117.7	88.2
Goodwill	21.8	3.7
Current income tax recoverable	6.0	—
Deferred income tax assets, net	249.3	219.1
Property, equipment, and leasehold improvements, net	24.7	28.1
Other assets	28.9	16.3
Securities lending collateral	367.8	439.3
Separate account assets	1,260.5	1,233.9

Total assets	$19,729.2	$20,114.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Funds held under deposit contracts	$15,630.4	$15,986.2
Future policy benefits	384.4	376.4
Policy and contract claims	117.5	119.5
Unearned premiums	11.6	11.7
Other policyholders’ funds	59.4	46.4
Notes payable	298.8	298.7
Current income taxes payable	—	2.6
Other liabilities	233.2	272.6
Securities lending payable	367.8	439.3
Separate account liabilities	1,260.5	1,233.9

Total liabilities	18,363.6	18,787.3
Commitments and contingencies
Capital stock	0.9	0.9
Additional paid-in capital	1,165.5	1,165.5
Retained earnings	301.5	161.4
Accumulated other comprehensive income (loss), net of taxes	(102.3)	(0.5)

Total stockholders’ equity	1,365.6	1,327.3
Total liabilities and stockholders’ equity	$19,729.2	$20,114.6

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions, except for per share data)

Revenues:
Premiums	$132.9	$128.8	$397.9	$398.0
Net investment income	241.4	243.5	732.3	734.0
Other revenues	17.7	13.0	50.4	42.7
Net realized investment gains (losses)	(0.7)	(4.4)	23.8	(4.9)

Total revenues	391.3	380.9	1,204.4	1,169.8
Benefits and expenses:
Policyholder benefits and claims	60.4	62.2	196.5	209.8
Interest credited	190.8	189.7	564.9	571.9
Other underwriting and operating expenses	68.7	62.1	209.9	191.9
Interest expense	4.8	4.7	14.1	14.5
Amortization of deferred policy acquisition costs	4.8	3.4	14.2	11.0
Intangible asset amortization	0.2	—	0.2	—

Total benefits and expenses	329.7	322.1	999.8	999.1

Income before taxes	61.6	58.8	204.6	170.7
Provision for income taxes:
Current	(2.9)	13.1	46.1	72.5
Deferred	23.1	7.5	20.9	(12.7)

Total provision for income taxes	20.2	20.6	67.0	59.8

Net income	$41.4	$38.2	$137.6	$110.9

Net income per common share:
Basic	$0.37	$0.34	$1.23	$0.99
Diluted	$0.37	$0.34	$1.23	$0.99
Weighted average number of common shares
outstanding:
Basic	111.622	111.622	111.622	111.622
Diluted	111.622	111.622	111.622	111.622

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Accumulated
				Other
		Additional		Comprehensive	Total
	Capital	Paid-in	Retained	Income (loss),	Stockholders’
	Stock	Capital	Earnings	Net of Taxes	Equity
	(Unaudited)
	(In millions)

Balances at January 1, 2006	0.9	1,165.5	101.9	136.6	1,404.9
Net income	—	—	110.9	—	110.9
Other comprehensive income (loss), after tax	—	—	—	(141.0)	(141.0)

Balances at September 30, 2006	0.9	1,165.5	212.8	(4.4)	1,374.8

Balances at January 1, 2007	0.9	1,165.5	161.4	(0.5)	1,327.3
Net income	—	—	137.6	—	137.6
Other comprehensive income (loss), after tax	—	—	—	(99.3)	(99.3)
Cumulative effect adjustment upon adoption of SFAS No. 155	—	—	2.5	(2.5)	—

Balances at September 30, 2007	0.9	1,165.5	301.5	(102.3)	1,365.6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Net income	41.4	38.2	137.6	110.9
Other comprehensive income (loss), net of taxes:
Changes in unrealized gains and losses on available-for-sales securities	80.4	341.1	(83.9)	(147.8)
Reclassification adjustment for net realized investment gains included in net income	0.8	4.2	(15.4)	3.8
Derivatives qualifying as cash flow hedges

net change in fair value	(3.6)	(0.1)	(3.7)	3.0
Adjustment for deferred policy acquisition costs valuation allowance	(1.0)	(0.4)	1.2	—

Other comprehensive income (loss)	76.6	344.8	(101.8)	(141.0)

Comprehensive income (loss)	118.0	383.0	35.8	(30.1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)	(Unaudited)
	(In millions)

Cash flows from operating activities:
Net income	$137.6	$110.9
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment (gains) losses	(23.8)	4.9
Accretion of fixed maturity investments and mortgage loans	46.8	54.3
Accrued interest on accrual bonds	(29.5)	(32.8)
Amortization and depreciation	10.0	8.7
Deferred income tax provision	20.9	(12.7)
Interest credited on deposit contracts	564.9	571.9
Mortality and expense charges and administrative fees	(70.3)	(68.2)
Changes in:
Accrued investment income	(7.3)	(11.7)
Deferred policy acquisition costs	(27.6)	(29.2)
Other receivables	22.6	5.0
Policy and contract claims	(2.0)	(10.2)
Future policy benefits	8.0	2.9
Unearned premiums	(0.1)	0.6
Accrued income taxes	(8.2)	40.1
Other assets and liabilities	(84.6)	(4.9)
Other policyholder funds	8.4	(8.5)
Other, net	0.6	0.1

Total adjustments	428.8	510.3

Net cash provided by operating activities	566.4	621.2
Cash flows from investing activities:
Purchases of:
Fixed maturities	(1,985.1)	(1,277.3)
Equity securities	(44.9)	(51.8)
Other invested assets and investments in limited partnerships	(33.0)	(1.6)
Issuance of mortgage loans	(99.0)	(105.3)
Issuance of policy loans	(13.3)	(15.3)
Maturities, calls, paydowns, other	762.7	639.0
Purchase of subsidiary, net of cash received	(21.9)	—
Other assets	(0.5)	(0.6)
Sales of:
Fixed maturities	1,526.9	1,139.9
Equity securities	52.0	38.6
Other invested assets and investments in limited partnerships	—	1.2
Repayment of mortgage loans	71.6	71.7
Repayment of policy loans	13.7	15.6
Purchase of property, equipment and leasehold improvements	(1.9)	(2.8)
Net decrease in short-term investments	43.9	(11.6)

Net cash provided by investing activities	271.2	439.7

Cash flows from financing activities:
Policyholder account balances:
Deposits	543.5	497.6
Withdrawals	(1,377.9)	(1,475.9)
Repayments of notes payable	—	(300.0)
Proceeds from notes payable	—	298.7
Other, net	(5.4)	1.8

Net cash used in financing activities	(839.8)	(977.8)

Net decrease in cash and cash equivalents	(2.2)	83.1
Cash and cash equivalents at the beginning of the period	253.2	111.0

Cash and cash equivalents at the end of the period	$251.0	$194.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations and Summary of Significant Accounting Policies

Organization, Capital Stock and Description of Business

The accompanying interim financial statements include on a consolidated basis the accounts of Symetra Financial Corporation and its subsidiaries which are referred to as “Symetra Financial” or “the Company”. Symetra Financial Corporation is a Delaware corporation privately owned by an investor group led by White Mountains Insurance Group, Ltd. and Berkshire Hathaway Inc.

On September 28, 2007, the Company filed an amendment to its Certificate of Incorporation with the Delaware Secretary of State which increased the Company’s authorized shares of common stock to 750,000,000 shares.

Symetra Financial Corporation’s subsidiaries offer group and individual insurance products and retirement products, including annuities marketed through professional agents and distributors in all states and the District of Columbia. The Company’s principal products include medical stop-loss insurance, fixed deferred annuities, variable annuities, single premium immediate annuities, and individual life insurance.

Basis of presentation

The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for future policy benefits, deferred policy acquisition costs (DAC), valuation of investments and evaluation of other-than-temporary impairments, income taxes, and contingencies. All significant intercompany transactions and balances have been eliminated in the Consolidated Financial Statements.

Certain reclassifications have been made to the prior year financial information for it to conform to the current period presentation.

Recently Adopted Changes in Accounting Principles

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 as of January 1, 2007, as required.

Upon adoption of FIN No. 48, the Company did not recognize an increase in the liability for unrecognized tax benefits or an adjustment to retained earnings.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense. During the three and nine month periods ended September 30, 2007 and 2006, amounts recognized for interest and penalties and amounts accrued for the payment of interest and penalties were not material.

The Company files income tax returns in the U.S. Federal and various state jurisdictions. The Company’s Federal income tax returns have been examined and closing agreements have been executed with the Internal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Service through the tax period ended December 31, 2003. Final computations are being reviewed by the Joint Committee on Taxation. The Internal Revenue Service has commenced an audit of our returns for tax years ended July 31, 2004, December 31, 2004 and December 31, 2005. To date, no significant tax issues or proposed adjustments have been raised by the examiners. The Company is not currently subject to any state income tax examinations.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends certain paragraphs of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 also resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS No. 155 eliminates the requirement to bifurcate financial instruments with embedded derivatives if the holder of the instrument elects to account for the entire instrument on a fair value basis. Changes in fair value are recorded as realized gains. The fair value election may be applied upon adoption of the statement for hybrid instruments that had been bifurcated under SFAS 133 prior to adoption. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS No. 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.

The Company adopted SFAS No. 155 as of January 1, 2007, as required. Prior to adoption, the Company bifurcated the equity conversion option in its investment in convertible bonds. Changes in fair value of the host instrument, the convertible bonds, were recorded as unrealized gains (losses) on investments while changes in the fair value of the equity conversion option were recorded as realized investment gains (losses). At December 31, 2006, the Company recorded $68.3 million related to the fair value of host instrument in fixed maturity investments and $8.3 million related to the fair value of the equity conversion options in other investments. Upon adoption of SFAS No. 155, the Company recorded an adjustment of $2.5 million, net of tax, to reclassify net unrealized gains on investments to beginning retained earnings to reflect the cumulative effective of adoption. At September 30, 2007 the Company recorded $84.9 million of convertible bonds recorded in fixed maturities, and at December 31, 2006, the Company had $76.6 million.

American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract, resulting in a release of unamortized DAC, unearned revenue, and deferred sales inducements associated with the replaced contract.

The provisions of SOP 05-1 are effective for fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 effective on January 1, 2007 as required. The adoption of SOP 05-1 did not have a material impact on the Company’s financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The Statement provides a revised definition of fair value and guidance on the methods used to measure fair value. The Statement also expands financial statement disclosure requirements for fair value information. The Statement establishes a fair value hierarchy that distinguishes between assumptions based on market data from independent sources (“observable inputs”) and a reporting entity’s internal assumptions based upon the best information available when external market data is limited or unavailable (“unobservable inputs”). The fair value hierarchy in SFAS No. 157 prioritizes inputs within three levels: quoted prices in active markets have the highest priority (Level 1) followed by observable inputs other than quoted prices (Level 2) and unobservable inputs having the lowest priority (Level 3). The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application allowed for entities that have not issued financial statements in the fiscal year of adoption. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 157 will have on its consolidated financial statements.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The Statement allows companies to make an election, on an individual instrument basis, to report financial assets and liabilities at fair value. The election must be made at the inception of a transaction and may not be reversed. The election may also be made for existing financial assets and liabilities at the time of adoption. Unrealized gains and losses on assets or liabilities for which the fair value option has been elected are to be reported in earnings. The Statement requires additional disclosures for instruments for which the election has been made, including a description of management’s reasons for making the election. SFAS No. 159 is effective as of fiscal years beginning after November 15, 2007 and is to be adopted prospectively and concurrent with the adoption of SFAS No. 157. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 159 will have on its consolidated financial statements.

2.	Investments

The following tables summarize the Company’s fixed maturities and marketable equity securities:

	As of September 30, 2007
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Fixed maturities:
U.S. government and agencies	$190.8	$0.9	$(3.0)	$188.7
State and political subdivisions	498.3	4.8	(4.6)	498.5
Foreign government	136.0	1.0	(0.4)	136.6
Corporate securities	10,450.6	88.0	(236.1)	10,302.5
Mortgage-backed securities	4,498.4	22.6	(59.9)	4,461.1

Total fixed maturities	15,774.1	117.3	(304.0)	15,587.4
Marketable equity securities	171.8	34.9	(2.9)	203.8

Total	$15,945.9	$152.2	$(306.9)	$15,791.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2006
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In millions)

Fixed maturities:
U.S. government and agencies	$157.0	$1.8	$(0.9)	$157.9
State and political subdivisions	666.1	9.3	(4.5)	670.9
Foreign government	205.2	4.2	(0.5)	208.9
Corporate securities	10,670.7	164.3	(168.5)	10,666.5
Mortgage-backed securities	4,387.6	26.7	(68.6)	4,345.7

Total fixed maturities	16,086.6	206.3	(243.0)	16,049.9
Marketable equity securities	171.0	32.0	(1.3)	201.7

Total	$16,257.6	$238.3	$(244.3)	$16,251.6

The following table shows the Company’s investments’ gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(In millions)

September 30, 2007
Fixed maturities:
U.S. government and agencies	$43.0	$(0.6)	$80.9	$(2.4)	$123.9	$(3.0)
State and political subdivisions	89.7	(1.3)	141.6	(3.3)	231.3	(4.6)
Foreign government	55.2	(0.2)	16.7	(0.2)	71.9	(0.4)
Corporate securities	3,268.8	(105.1)	3,848.3	(131.0)	7,117.1	(236.1)
Mortgage-backed securities	1,137.1	(18.8)	1,972.8	(41.1)	3,109.9	(59.9)

Total fixed maturities	4,593.8	(126.0)	6,060.3	(178.0)	10,654.1	(304.0)
Marketable equity securities	45.2	(1.6)	2.7	(1.3)	47.9	(2.9)

Total	$4,639.0	$(127.6)	$6,063.0	$(179.3)	$10,702.0	$(306.9)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions)

December 31, 2006
Fixed maturities:
U.S. government and agencies	$52.7	$(0.7)	$24.7	$(0.2)	$77.4	$(0.9)
State and political subdivisions	219.6	(2.9)	65.7	(1.6)	285.3	(4.5)
Foreign government	14.4	(0.2)	11.1	(0.3)	25.5	(0.5)
Corporate securities	2,732.6	(55.8)	3,686.9	(112.7)	6,419.5	(168.5)
Mortgage-backed securities	1,501.5	(22.8)	1,888.3	(45.8)	3,389.8	(68.6)

Total fixed maturities	4,520.8	(82.4)	5,676.7	(160.6)	10,197.5	(243.0)
Marketable equity securities	9.8	(0.2)	2.9	(1.1)	12.7	(1.3)

Total	$4,530.6	$(82.6)	$5,679.6	$(161.7)	$10,210.2	$(244.3)

The Company recorded impairment charges of fixed maturity investments and equity securities totaling $3.3 million and $10.7 million for the three months ended September 30, 2007 and 2006, respectively, and impairment charges totaling $8.2 million and $24.4 million for the nine months ended September 30, 2007 and 2006, respectively. The following tables summarize the net realized investment gains before income taxes for the three and nine months ended September 30, 2007 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(In millions)

Gross realized gain on sales:
Fixed Maturities	$5.4	$4.9	$32.5	$21.4
Marketable equity securities	1.4	4.1	11.8	11.5

Total gross realized gains on sales	6.8	9.0	44.3	32.9
Gross realized losses on sales:
Fixed Maturities	(3.7)	(4.4)	(11.6)	(13.9)
Marketable equity securities	(0.3)	—	(2.3)	(0.1)
Other	(0.8)	—	(0.8)	(0.1)

Total gross realized losses on sales	(4.8)	(4.4)	(14.7)	(14.1)
Impairments:
Fixed Maturities	(3.3)	(10.7)	(7.8)	(23.3)
Marketable equity securities	—	—	(0.4)	(1.1)

Total impairments	(3.3)	(10.7)	(8.2)	(24.4)
Other, including gains (losses) on calls and redemptions:
Fixed Maturities	(0.6)	0.8	1.6	0.6
Marketable equity securities	—	—	—	(0.9)
Other	1.2	0.9	0.8	1.0

Total other	0.6	1.7	2.4	0.7

Net investment gains (losses)	$(0.7)	$(4.4)	$23.8	$(4.9)

The following table summarizes the Company’s consolidated pretax net investment income:

			For the Nine
	For the Three Months Ended		Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(In millions)

Net investment income
Fixed maturities	$226.9	$231.4	$682.6	$696.4
Marketable equity securities	1.6	1.3	5.4	6.5
Mortgage loans	12.2	12.6	36.7	36.3
Policy loans	1.2	1.2	3.6	3.7
Investments in limited partnerships	(1.0)	(0.6)	2.8	0.1
Other invested assets(1)	5.3	3.6	15.8	9.0

Total Investment Income	246.2	249.5	746.9	752.0
Less investment expense	(4.8)	(6.0)	(14.6)	(18.0)

Net investment income, pre-tax	$241.4	$243.5	$732.3	$734.0

(1)	Includes income from investments such as short-term, embedded derivatives, a note receivable and options, and from cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Deferred Policy Acquisitions Costs

Activities impacting deferred policy acquisition costs were as follows:

	September 30,	December 31,
	2007	2006
	(In millions)

Unamortized balance at beginning of period	$87.6	$48.5
Deferral of acquisition costs	41.1	52.5
Amortization related to investment gains	0.7	1.2
Amortization related to other expenses	(14.2)	(14.6)

	115.2	87.6
Accumulated effect of net unrealized gains	2.5	0.6

Balance at end of period	$117.7	$88.2

4.	Segment Information

The Company provides a broad range of products and services that include group and individual insurance products, pension products, annuities, and investment advisory services. These operations are managed separately as five reportable segments based on product groupings: Group, Income Annuities, Retirement Services, Individual, and Other:

•	Group’s principal product is stop-loss medical insurance sold to employers with self-insured medical plans. Also included in this segment are group life, accidental death and dismemberment insurance, and disability products.

•	Retirement Services’ products are primarily fixed and variable deferred annuities (both qualified and non-qualified), tax-sheltered annuities (marketed to teachers and not-for-profit organizations), and section 457 plans, and group variable annuities for qualified structured retirement plans. We also provide record keeping services for qualified retirement plans invested in mutual funds.

•	Income Annuities’ principal products are the structured settlement annuities that are sold to fund third-party personal injury settlements and single premium immediate annuities purchased to fund income after retirement.

•	Individual’s products include a wide array of term, universal and variable universal life, and bank-owned life insurance.

•	Other includes Symetra Financial Corporation (the holding company), inter-segment elimination entries, various non-insurance businesses managed outside of our operating segments and unallocated income and expenses.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present selected financial information by segment, and reconciles pretax operating earnings to amounts reported in the Consolidated Statements of Operations.

	Three Months Ended September 30, 2007
		Retirement	Income
	Group	Services	Annuities	Individual	Other	Total
	(In millions)

Revenues:
Premiums	$98.1	$—	$—	$34.8	$—	$132.9
Net investment income	4.7	60.5	108.1	61.1	7.0	241.4
Other revenues	4.4	6.0	0.1	3.8	3.4	17.7
Net realized investment gains (losses)	—	(2.7)	2.9	(1.7)	0.8	(0.7)

Total revenues	107.2	63.8	111.1	98.0	11.2	$391.3

Benefits and expenses:
Policyholder benefits and claims	50.0	(2.0)	—	12.4	—	60.4
Interest credited	—	41.8	94.2	55.0	(0.2)	190.8
Other underwriting and operating expenses	27.7	16.6	5.4	13.8	5.2	68.7
Interest expense	—	—	—	—	4.8	4.8
Amortization of deferred policy acquisition costs	1.9	1.4	0.3	1.1	0.1	4.8
Intangible asset amortization	0.2	—	—	—	—	0.2

Total benefits and expenses	79.8	57.8	99.9	82.3	9.9	329.7

Segment income before income taxes	27.4	6.0	11.2	15.7	1.3	61.6

Less: Net realized investment gains (losses)	—	(2.7)	2.9	(1.7)	0.8	(0.7)

Segment operating income before income taxes	$27.4	$8.7	$8.3	$17.4	$0.5	$62.3

As of September 30, 2007
Total investments	$235.9	$4,032.4	$6,826.9	$4,163.0	$1,606.0	$16,864.2
Separate account assets	—	1,133.3	—	127.2	—	1,260.5
Total assets	358.0	5,477.6	7,201.7	4,728.7	1,963.2	19,729.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended September 30, 2006
		Retirement	Income
	Group	Services	Annuities	Individual	Other	Total
	(In millions)

Revenues:
Premiums	$94.5	$—	$—	$34.3	$—	$128.8
Net investment income	4.5	66.6	108.4	57.5	6.5	243.5
Other revenues	2.5	4.8	0.2	3.1	2.4	13.0
Net realized investment gains (losses)	0.1	(2.7)	(0.6)	(2.0)	0.8	(4.4)

Total revenues	101.6	68.7	108.0	92.9	9.7	$380.9

Benefits and expenses:
Policyholder benefits and claims	54.7	(4.8)	—	12.3	—	62.2
Interest credited	—	47.0	93.0	49.8	(0.1)	189.7
Other underwriting and operating expenses	24.5	15.2	5.2	13.9	3.3	62.1
Interest expense	—	—	—	—	4.7	4.7
Amortization of deferred policy acquisition costs	2.7	0.1	0.2	0.5	(0.1)	3.4

Total benefits and expenses	81.9	57.5	98.4	76.5	7.8	322.1

Segment income before income taxes	19.7	11.2	9.6	16.4	1.9	58.8

Less: Net realized investment gains (losses)	0.1	(2.7)	(0.6)	(2.0)	0.8	(4.4)

Segment operating income before income taxes	$19.6	$13.9	$10.2	$18.4	$1.1	$63.2

As of September 30, 2006
Total investments	$146.0	$4,629.7	$7,028.5	$4,161.7	$1,674.5	$17,640.4
Separate account assets	—	1,068.8	—	113.1	—	$1,181.9
Total assets	277.3	6,001.6	7,296.1	4,678.3	2,091.9	$20,345.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended September 30, 2007
		Retirement	Income
	Group	Services	Annuities	Individual	Other	Total
	(In millions)

Revenues:
Premiums	$293.1	$—	$—	$104.8	$—	$397.9
Net investment income	13.5	185.0	331.9	181.4	20.5	732.3
Other revenues	10.7	18.4	0.6	10.9	9.8	50.4
Net realized investment gains (losses)	(0.1)	(6.4)	27.1	(1.6)	4.8	23.8

Total revenues	317.2	197.0	359.6	295.5	35.1	1,204.4

Benefits and expenses:
Policyholder benefits and claims	157.7	(6.0)	—	44.8	—	196.5
Interest credited	—	126.1	278.0	161.4	(0.6)	564.9
Other underwriting and operating expenses	82.8	52.4	17.1	43.1	14.5	209.9
Interest expense	—	—	—	—	14.1	14.1
Amortization of deferred policy acquisition costs	6.4	5.1	0.8	1.9	—	14.2
Intangible asset amortization	0.2	—	—	—	—	0.2

Total benefits and expenses	247.1	177.6	295.9	251.2	28.0	999.8

Segment income before income taxes	70.1	19.4	63.7	44.3	7.1	204.6

Less: Net realized investment gains (losses)	(0.1)	(6.4)	27.1	(1.6)	4.8	23.8

Segment operating income before income taxes	$70.2	$25.8	$36.6	$45.9	$2.3	$180.8

As of September 30, 2007
Total investments	$235.9	$4,032.4	$6,826.9	$4,163.0	$1,606.0	$16,864.2
Separate account assets	—	1,133.3	—	127.2	—	1,260.5
Total assets	358.0	5,477.6	7,201.7	4,728.7	1,963.2	19,729.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended September 30, 2006
		Retirement	Income
	Group	Services	Annuities	Individual	Other	Total
	(In millions)

Revenues:
Premiums	$294.0	$0.1	$—	$103.9	$—	$398.0
Net investment income	13.5	204.3	326.1	172.2	17.9	734.0
Other revenues	8.0	16.4	0.6	9.9	7.8	42.7
Net realized investment gains (losses)	—	(19.1)	14.8	(3.9)	3.3	(4.9)

Total revenues	315.5	201.7	341.5	282.1	29.0	$1,169.8

Benefits and expenses:
Policyholder benefits and claims	186.9	(14.5)	—	37.4	—	209.8
Interest credited	—	138.4	280.0	153.7	(0.2)	571.9
Other underwriting and operating expenses	77.9	45.6	15.8	42.5	10.1	191.9
Interest expense	—	—	—	—	14.5	14.5
Amortization of deferred policy acquisition costs	8.4	0.6	0.5	1.5	—	11.0

Total benefits and expenses	273.2	170.1	296.3	235.1	24.4	999.1

Segment income before income taxes	42.3	31.6	45.2	47.0	4.6	170.7

Less: Net realized investment gains (losses)	—	(19.1)	14.8	(3.9)	3.3	(4.9)

Segment operating income before income taxes	$42.3	$50.7	$30.4	$50.9	$1.3	$175.6

As of September 30, 2006
Total investments	$146.0	$4,629.7	$7,028.5	$4,161.7	$1,674.5	$17,640.4
Separate account assets	—	1,068.8	—	113.1	—	$1,181.9
Total assets	277.3	6,001.6	7,296.1	4,678.3	2,091.9	$20,345.2

5.	Acquisitions

On May 1, 2007, the Company acquired 100% ownership of Medical Risk Managers Holding Inc, or MRM. MRM is a full-service managing general underwriter and health care network consulting firm specializing in the stop-loss market. This acquisition provides the Company with pricing and underwriting competitive advantages, and an additional source of revenue.

The aggregate purchase price was $32.2 million, of which $22.0 million was paid in cash and the remaining $10.2 million is subject to purchase price adjustment, contingently payable over the next five years based upon the achievement of certain annual profitability targets. In connection with the acquisition, $5.3 million of the cash paid was held in escrow and we have classified such amount as restricted funds. We classified an additional $3.3 million as restricted funds as such amount represents cash held in fiduciary accounts.

The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. The results of operations are presented in our Group segment and consolidated in the accompanying financial statements from the date of acquisition. The purchase price allocation resulted in $6.9 million of identifiable intangible assets including customer relationships,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employment contracts, non-compete agreements, and the MRM trade name with useful lives ranging from 5 to 10 years. Preliminary goodwill of $18.2 million has been recognized as of September 30, 2007 for the amount in excess of the initial purchase price paid over the fair market value of the net assets acquired.

6.  Revolving Credit Facilities

New Credit Facility

On August 16, 2007, the Company entered into a $200.0 million senior unsecured revolving credit agreement with a syndicate of lending institutions led by Bank of America, N.A. The credit facility matures on August 16, 2012. The revolving credit facility is available to provide support for working capital, capital expenditures and other general corporate purposes, including permitted acquisitions, issuance of letters of credits, refinancing and payment of fees in connection with this facility. This new credit facility replaced the Company’s prior $70.0 million revolving credit facility.

The facility enables the Company to obtain letters of credit of up to $50.0 million and short-term loans of up to $10.0 million, which would count against the $200.0 million limit. The Company can increase the $200.0 million limit by up to an additional $100.0 million, upon the agreement of any lender to lend such additional amount, without the consent of the other lenders. In addition, the Company may, with the consent of individual lenders, elect to extend the term of the facility by up to two additional one-year periods.

Loans under the credit facility bear interest, at the Company’s election, at a spread above LIBOR, or at a base rate. The initial spread above the LIBOR rate is 36 basis points, and may vary from 19 to 60 basis points depending on the Company’s credit rating. The base rate is equal to the higher of 50 basis points above the federal funds rate, and the Bank of America prime rate. Interest under LIBOR-based loans is payable periodically, with the period at the election of the Company (but at most annually). Interest under base rate loans is payable quarterly. In addition, we are obligated to pay a facility fee of between 6 and 15 basis points, depending on the Company’s credit rating, quarterly over the term of the facility, as well as letter of credit and other fees as applicable.

Under the terms of the credit agreement, the Company is required to maintain certain financial ratios. In particular, each of the Company’s material insurance subsidiaries must maintain a risk-based capital ratio of at least 200%, measured at the end of each year, and the Company’s debt-to-capitalization ratio may not exceed 37.5%, measured at the end of each quarter. In addition, the Company has agreed to other covenants restricting the ability of its subsidiaries to incur additional indebtedness, its ability to create liens, and its ability to change its fiscal year and to enter into new lines of business, as well as other customary affirmative covenants.

To be eligible for borrowing funds under this facility, the representations and warranties that the Company makes in the credit agreement must continue to be true in all material respects, and the Company must not be in default under the facility, including failure to comply with the covenants described above.

As of September 30, 2007, the Company had no borrowings outstanding under this facility.

7.	Earnings Per Share

Basic earnings per share represent the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share represent the amount of earnings for the period available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common stock, if dilutive. All outstanding warrants are considered participating securities or potential common stock securities that are included in weighted average common shares outstanding for purposes of computing basic earnings per share using the two-class method. The warrants are considered participating securities or potential common stock securities because the terms of the warrants entitle the holders to receive any dividends declared on the common stock concurrently with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

holders of outstanding shares of common stock, without regard to whether the warrants are exercised prior to the record date for any such dividend.

The following table presents information relating to the Company’s calculations of basic and diluted earnings per share (EPS) for the three and nine months ended September 30, 2007 and 2006:

	Three Months Ended			Three Months Ended
	September 30, 2007			September 30, 2006
		Basic	Diluted		Basic	Diluted
	Amount	EPS	EPS	Amount	EPS	EPS
	(In millions, except for per share data)

Net income	$41.4	$0.37	$0.37	$38.2	$0.34	$0.34

Common stock:
Distributed	$—	$—	$—	$—	$—	$—
Undistributed	34.4	0.37	0.37	31.7	0.34	0.34

Total	$34.4	$0.37	$0.37	$31.7	$0.34	$0.34

Warrants:
Distributed	$—	$—	$—	$—	$—	$—
Undistributed	7.0	0.37	0.37	6.5	0.34	0.34

Total	$7.0	$0.37	$0.37	$6.5	$0.34	$0.34

	Basic	Diluted	Basic	Diluted
Weighted average common and warrant shares outstanding
Common stock	92.646	92.646	92.646	92.646
Warrants	18.976	18.976	18.976	18.976

Total shares	111.622	111.622	111.622	111.622

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended			Nine Months Ended
	September 30, 2007			September 30, 2006
		Basic	Diluted		Basic	Diluted
	Amount	EPS	EPS	Amount	EPS	EPS
	(In millions, except for per share data)

Net income	$137.6	$1.23	$1.23	$110.9	$0.99	$0.99
Common stock:
Distributed	$—	$—	$—	$—	$—	$—
Undistributed	114.2	1.23	1.23	92.0	0.99	0.99

Total	$114.2	1.23	$1.23	$92.0	$0.99	$0.99
Warrants:
Distributed	$—	$—	$—	$—	$—	$—
Undistributed	23.4	1.23	1.23	18.9	0.99	0.99

Total	$23.4	$1.23	$1.23	$18.9	$0.99	$0.99

	Basic	Diluted	Basic	Diluted
Weighted average common shares outstanding
Common stock	92.646	92.646	92.646	92.646
Warrants	18.976	18.976	18.976	18.976

Total shares	111.622	111.622	111.622	111.622

8.  Subsequent Events

Capital Efficient Notes due 2067

On October 10, 2007, the Company issued $150.0 million aggregate principal amount Capital Efficient Notes (or “CENts”) with a scheduled maturity date of October 15, 2037 and subject to certain limitations, with a final maturity date of October 15, 2067. For the initial 10-year period, to but not including October 15 2017, the CENts carry a fixed interest rate of 8.30% payable semi-annually. From October 15, 2017 until the final maturity date of October 15, 2067, interest on the CENts will accrue at a variable annual rate equal to the three-month LIBOR plus 4.177%, payable quarterly. The Company applied the net proceeds from the issuance to pay a special cash dividend to its stockholders on October 19, 2007.

The Company is required to use commercially reasonable efforts to sell enough qualifying capital securities to permit repayment of the CENts at the scheduled maturity date or on each interest payment date thereafter. Qualifying capital securities are replacement capital securities other than common stock, qualifying warrants, mandatorily convertible preferred stock, debt exchangeable for common equity or debt exchangeable for preferred equity and are generally treated by the ratings agencies as having similar equity content to the CENts. Any remaining outstanding principal amount will be due on October 15, 2067.

Subject to certain conditions, the Company has the right, on one or more occasions, to defer the payment of interest on the CENts during any period up to ten years without giving rise to an event of default. The Company will not be required to settle deferred interest subject to certain conditions until it has deferred interest for five consecutive years or, if earlier, made a payment of current interest during a deferral period. Deferred interest will accumulate additional interest at an annual rate equal to the annual interest rate then applicable to the CENts.

The CENts are unsecured junior subordinated obligations. The Company can redeem the CENts at its option, in whole or in part, on October 15, 2017 and on each interest payment date thereafter at a redemption price of 100% of the principal amount being redeemed plus accrued but unpaid interest. The Company can redeem the CENts at its option, prior to October 15, 2017, in whole or in part, at a redemption price of 100% of the principal amount being redeemed or, if greater, a make-whole price, plus accrued and unpaid interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In connection with the offering of the CENts, the Company entered into a “replacement capital covenant” for the benefit of the holders of the $300.0 million Senior Notes due April 1, 2016. Under the terms of the replacement capital covenant, the Company may not redeem or repay the CENts prior to October 15, 2047 unless the redemption or repayment is financed from the offering of replacement capital securities, as specified in the CENts.

Cash Flow Hedge

On July 11, 2007, the Company entered into an interest rate swap agreement totaling $150.0 million, which qualified as a cash flow hedge of the planned CENts offering. The Company terminated the swap agreement on September 24, 2007 and recorded the related loss of $5.3 million in accumulated other comprehensive income. The Company entered into another interest rate swap agreement totaling $150.0 million on September 24, 2007, which also qualified as a cash flow hedge of the planned CENts offering. The Company terminated the swap agreement on October 4, 2007 when the Company entered into the agreement to sell the CENts and recorded the related loss of $1.9 million in accumulated other comprehensive income. Since the critical terms of the derivative were the same as the forecasted transaction, the Company did not record any ineffectiveness and the combined losses on the interest rate swaps of $7.2 million will be amortized into interest expense concurrent with the interest expense over the life of the CENts. Considering the impact of the hedge, as well as the discount on the notes and the debt issuance costs, the effective interest rate on the CENts is 9.39%.

Adoption of Equity Plans and Related Grants

In October 2007, the board of directors of the Company adopted the Equity Plan and Employee Stock Purchase Plan, and reserved 7,830,000 and 870,000 shares of common stock, respectively, for issuance under these plans. The board of directors approved grants of restricted stock units having an aggregate value of $5.8 million and shares of fully-vested common stock having an aggregate value of $2.9 million to employees under the Equity Plan. These grants are contingent upon the initial public offering occurring, and the actual numbers of units and shares will be determined based on the initial public offering price per share. The board of directors also approved option grants to employees under the Equity Plan, but the aggregate value and number of such option grants will not be determinable until the initial public offering occurs.

Stockholder Dividend

On October 12, 2007, the Board of Directors declared two dividend payments totaling $200.0 million, which were paid on October 19, 2007 to shareholders of record on October 12, 2007.

Common Stock Dividend

On October 26, 2007, the Company executed a 7.7-for-1 stock dividend (substantially equivalent to an 8.7-for-1 stock split) that increased the shares of common stock outstanding from 10,649,000 to 92,646,295, and the number of shares subject to outstanding warrants from 2,181,120 to 18,975,744. The common stock split, effected in the form of a dividend, has been reflected retroactively in these financial statements for all periods presented.

Amendment to Certificate of Incorporation

On August 6, 2007 and October 19, 2007, respectively, the Board of Directors and the Company’s stockholders approved an Amended and Restated Certificate of Incorporation pursuant to which up to 10,000,000 shares of a new class of preferred stock with rights, preferences and privileges to be designated by the Board of Directors may be issued from time to time. The Company has no current plans to issue any such shares. The Amended and Restated Certificate of Incorporation will be filed with the Delaware Secretary of State and will become effective prior to the effective date of the Company’s initial public offering of common stock.

GLOSSARY OF SELECTED INSURANCE AND DEFINED TERMS

Contract values	The amounts held for the benefit of policyholders or contract holders within investment products. For variable products, account value is equal to fair value.

Accumulation period	The period during which deferred annuity accumulate interest or investment gains (losses). The period ends when the income payments begin.

Annualized first-year premiums (AFYP)	This term applies to our Group and Individual segments. For recurring premium products it represents the total expected premium payments over the first 12 months on new sales. The entire 12 months of expected premium is reported AFYP in the period during which the policy is issued. For single-premium products, the AFYP is 10% of the single premium.

Annuity	A contract sold by insurance companies that offers tax-deferred savings and a choice of payout options to meet the owner’s income needs in retirement.

Bank-owned life insurance (BOLI)	A life insurance policy purchased to insure the life of certain bank employees, usually officers and other highly compensated employees. The policies are commonly used to fund employee pension and benefit plans.

Brokerage general agent	An independent contractor of the insurance company who has the authority to appoint brokers on behalf of the insurance company.

Cash value	The amount of cash available to a policyholder on the surrender of or withdrawal from a life insurance policy or annuity contract.

Cede	Reinsuring with another insurance company all or a portion of the risk we insure.

Deferred annuities	Annuity contracts that delay income payments until the holder chooses to receive them. These contracts might also be surrendered for cash, exchanged for another contract, or rolled over to another contract.

Defined benefit plan	A pension plan that promises to pay a specified amount to each eligible plan member who retires.

Defined contribution plan	A plan established under Section 401(a), 401(k), 403(b) or 457(b) of the Internal Revenue Code, under which the benefits to a participant depend on contributions made to, and the investment return on, the participant’s account.

Earned premiums	The portion of a premium, net of any amount ceded, that represents coverage already provided or that belongs to the insurer based on the part of the policy period that has passed.

Expense risk	The measure of the sensitivity of the insurance company’s liability for the resultant higher expense rates than charged for in the premium, expense charge or margin.

Experience rating	The statistical procedure used to calculate a premium rate based on the loss experience of an insured group.

Fixed annuity	An annuity that guarantees that a specific sum of money will be paid in the future, usually as monthly income, to an annuitant. The dollar amount will not fluctuate regardless of adverse changes in the insurance company’s mortality experience, investment return, and expenses.

Fixed indexed annuity (FIA)	Modifications of the single premium deferred annuity, which usually guarantees at a minimum a return of the premium. Additional interest can be earned that is linked to a specified stock index. Thus, this insurance product usually guarantees the principal of the investment, while at the same time providing the opportunity for increasing values tied to the equities market.

General account	All of the assets of our insurance companies recognized for statutory accounting purposes other than those specifically allocated to separate accounts. We bear the risk of our investments held in our general account.

Group insurance	A single contract or policy under which individuals in a natural group (such as employees of a business firm) and potentially their dependants are covered.

Group medical stop-loss insurance	Coverage purchased by employers in order to limit their exposure under self-insured medical plans.

Guaranteed investment contract	A contract, usually purchased by ERISA qualified plans, that guarantees a minimum rate of return on the amount invested.

Guaranteed minimum income benefit (GMIB)	A benefit that guarantees a specified minimum appreciation rate for a defined period of time, after which annuity payments commence.

Guaranteed minimum withdrawal benefit (GMWB)	A benefit that guarantees a customer’s minimum stream of income, equal to the return of the contract’s principal provided it is withdrawn within specified limits over time.

Immediate annuities	Annuity contracts under which the benefits payable to the annuitant begin to be paid within one year of contract issuance.

In-force	Policies and contracts reflected on our applicable records that have not expired or been terminated as of a given date.

Interest spread	Yield on investments less the interest rate credited on liabilities.

Managing general underwriter (MGU)	An MGU is a business that acts as a sales intermediary between an insurance company and medical stop-loss policyholder. MGU’s can provide marketing, premium administration, claims administration, claims adjudication and pricing. The MGU is generally paid a percentage of premium and does not share in any of the risk.

Market value adjustment (MVA)	A market value adjustment is a feature that adjusts the surrender value of a contract in the event of surrender prior to the end of the contract period to protect an insurer against losses due to higher interest rates at the time of the surrender.

Morbidity	The incidence of disease or disability in a specific population over a specific period of time.

Mortality	The number of deaths in a specific population over a specific period of time.

Mortality gains	Mortality gains may arise if mortality rates are higher or lower than expected. For structured settlements and SPIAs mortality gains occur if policyholders die sooner than expected. For life insurance, mortality gains occur if policyholders die later than expected.

Non-admitted assets	Certain assets or portions thereof that are not permitted to be reported as admitted assets in an insurer’s annual statement prepared in accordance with statutory accounting principles. As a result, certain assets that normally would be accorded value in the financial statements of non-insurance corporations are accorded no value and thus reduce the reported statutory surplus of the insurer.

Non-qualified plan	An employee benefits plan that does not have the federal tax advantages of a qualified pension plan, in which employers receive a federal tax deduction for contributions paid into the plan on behalf of their employees. For an employer, not having a tax deduction can be a serious disadvantage, but a nonqualified plan has these advantages.

1) otherwise discriminatory coverage for some employees is allowed,

       2) benefits can be allocated to certain employees whom the employer wishes to reward. The result could be that the total cost of the benefits for a particular group of employees may be less under a non-qualified plan than for all employees under a qualified plan.

Persistency	Measurement by premiums of the percentage of insurance policies or annuity contracts remaining in force between specified measurement dates.

Premiums	Payments and other consideration received on insurance policies issued or reinsurance assumed by an insurance company. Under generally accepted accounting principles, premiums on variable life and other investment-type contracts are not accounted for as revenues.

Regulatory capital	Regulatory capital is the sum of statutory capital and surplus and asset valuation reserve (AVR).

Reinsurance	A form of insurance that insurance companies buy for their own protection, “a sharing of insurance.” An insurer (the reinsured) reduces its possible maximum loss on either an individual risk or a large number of risks by giving a portion of its liability to another insurance company (the reinsurer). Reinsurance enables an insurance company to (1) expand its capacity; (2) stabilize its underwriting results; (3) finance its expanding volume; (4) secure catastrophe protection against shock losses; (5) withdraw from a class or line of business, or a geographical area, within a relatively short time period and (6) share large risks with other companies.

Reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and benefits and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written.

Section 403(b) plan	A retirement plan which is available primarily to public school employees and non-profit organizations that allows individuals to defer compensation on a pre-tax basis through payroll deductions and to defer federal and sometimes state taxes until the assets are withdrawn.

Section 457 plan	A retirement plan available to government employees that allows an individual to defer compensation on a pre-tax basis through payroll deductions and to defer federal and sometimes state taxes until the assets are withdrawn.

Single Premium Immediate Annuities (SPIAs)	An annuity that is purchased for a single premium at the time of issue and guarantees a series of payments beginning within one year of the issue date and continuing over a fixed number of years or for the life of the annuitant.

Statutory reserves	Liabilities established by state insurance law that an insurer must have available to provide for future obligations with respect to all policies. Statutory reserves are liabilities on the balance sheet of financial statements prepared in conformity with statutory accounting principles.

Statutory surplus	The excess of admitted assets over statutory liabilities as shown on an insurer’s statutory financial statements.

Structured settlement	A customized annuity used to provide a claimant ongoing periodic payments instead of a lump sum payment. A structured settlement provides an alternative to a lump sum settlement generally in a personal injury lawsuit and typically is purchased by a property and casualty insurance company for the benefit of an injured claimant with benefits scheduled to be paid throughout a fixed period or for the life of the claimant.

Surrender charge	An amount specified in an insurance policy or annuity contract that is charged to a policyholder or contractholder for early cancellation of, or withdrawal under, that policy or contract.

Surrenders and withdrawals	Amounts taken from life insurance policies and annuity contracts representing the full or partial values of these policies or contracts.

Tax sheltered annuity	An annuity issued as part of a Section 403(b) plan. Tax-sheltered annuities are also referred to as “Section 403(b) annuities.”

Term life insurance	Life insurance that stays in effect for only a specified, limited period. If an insured dies within that period, the beneficiary receives the death payments. If the insured survives, the policy ends and the beneficiary receives nothing.

Third party administrator (TPA)	A person or entity that, pursuant to a service contract, processes claims or provides administrative services for an employee benefits plan.

Underwriting	The insurer’s process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Universal life (UL) insurance	Adjustable life insurance under which (1) premiums are flexible, not fixed; (2) protection is adjustable, not fixed and (3) insurance company expenses and other charges are specifically disclosed to a purchaser. This policy is referred to as unbundled life insurance because its three basic elements (investment earnings, pure cost of protection, and company expenses) are separately identified both in the policy and in an annual report to the policyowner. After the first premium, additional premiums can be paid at any time. A specified percentage expense charge is deducted from each premium before the balance is credited to the cash value, along with interest. The pure cost of protection is subtracted from the cash value monthly. As selected by the insured, the death benefit can be a specified amount plus the cash value or the specified amount that includes the cash value. After payment of the minimal initial premium required, there are no contractually scheduled premium payments (provided the cash value account balance is sufficient to pay the pure cost of protection each month and any other expenses and charges.) Expenses and charges may take the form of a flat dollar amount for the first policy year, a sales charge for each premium received, and a monthly expense charge for each policy year. An annual report is provided the policy owner that shows the status of the policy.

Variable annuity	An annuity in which premium payments are used to purchase accumulation units, their number depending on the value of each unit. The value of a unit is determined by the value of the portfolio of stocks in which the insurance company invests the premiums.

Variable life (VL) insurance	An investment-oriented life insurance policy that provides a return linked to an underlying portfolio of securities. The investment offered through the policy is typically established as a separate account, which is divided into subaccounts that invest in underlying mutual funds. The policyholder has discretion in choosing among the available subaccounts, such as a common stock fund, bond fund, or money market fund. The life insurance policy benefits payable to the beneficiary upon the death of the insured or the surrender of the policy will vary to reflect the investment performance of the subaccounts chosen by the policy owner.

Waiver of premium	A provision of a life insurance policy pursuant to which an insured with total disability that lasts for a specified period no longer has to pay premiums for the duration of the disability or for a stated period, during which time the life insurance policy provides continued coverage.

Wealth transfer life insurance	A life insurance policy purchased with the primary intent to transfer wealth to chosen beneficiaries.

Whole life insurance	Level premium life insurance that covers the lifetime of the individual instead of a fixed term.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and FINRA filing fee) are estimated.

SEC registration fee	$27,891
Listing fee	200,000
FINRA filing fee	75,500
Blue Sky fees and expenses	14,450
Printing and engraving costs	450,000
Legal fees and expenses	900,000
Accounting fees and expenses	700,000
Transfer Agent and Registrar fees and expenses	11,450
Miscellaneous expenses	320,709

Total	$2,700,000

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws generally provide that we will indemnify our directors and officers to the fullest extent permitted by law.

The registrant also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the Registrant has issued the following securities that were not registered under the Securities Act:

On multiple dates between July 29, 2004 and August 2, 2004, we issued 92,646,295 shares of common stock and warrants to purchase an aggregate of 18,975,744 shares of common stock in connection with Symetra Financial Corporation’s initial formation, in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder.

On March 30, 2006, we issued $300.0 million aggregate principal amount of senior notes due 2016 to Lehman Brothers Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc. as representatives of several initial purchasers for $298.7 million. These transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2) of the Securities Act of 1933. The net proceeds of this offering were used to repay borrowing outstanding under the Registrant’s revolving credit facility.

On October 10, 2007, we issued $150.0 million aggregate principal amount of Capital Efficient Notes due 2067 to a syndicate of initial purchasers, led by J.P. Morgan Securities Inc. and Lehman Brothers Inc. in reliance on Section 4(2) of the Securities Act of 1933, which may be resold to qualified institutional buyers in compliance with Rule 144A and/or Regulation S under the Securities Act of 1933. We applied the net proceeds from the CENts to pay a special cash dividend to our stockholders on October 19, 2007.

Share and per share amounts contained in the numbered paragraphs above have been adjusted retroactively to give effect to a 7.7-for-1 common stock dividend (substantially equivalent to a 8.7-for-1 stock split) which occurred on October 26, 2007.

All sales indicated as having been made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number	Description

1.1	Underwriting Agreement**
2.1	Stock Purchase Agreement by and among Safeco Corporation, General America Corporation, White Mountains Insurance Group, Ltd. and Occum Acquisition Corp. dated as of March 15, 2004**
3.1	Amended and Restated Certificate of Incorporation of Symetra Financial Corporation**
3.2	Bylaws of Symetra Financial Corporation**
4.1	Specimen Common Stock Certificate**
4.2	Fiscal Agency Agreement between Symetra Financial Corporation and U.S. Bank dated March 30, 2006**

Exhibit
Number	Description

4.3	Master Promissory Note between The Bank of New York and Symetra Financial Corporation dated October 17, 2005**
4.4	Security Agreement between The Bank of New York and Symetra Financial Corporation dated October 17, 2005**
4.5	Master Promissory Note between The Bank of New York and Symetra Life Insurance Company dated October 17, 2005**
4.6	Security Agreement between The Bank of New York and Symetra Life Insurance Company dated October 17, 2005**
4.7	Warrant Certificate — Berkshire Hathaway, Inc. dated July 29, 2004**
4.8	Warrant Certificate — White Mountains Re Group, Ltd. dated July 29, 2004**
4.9	Credit Agreement among Occum Acquisition Corp. and the seven lenders and Bank of America, N.A. as Administrative Agent dated June 14, 2004**
4.10	Credit Agreement among Symetra Financial Corporation, the lenders and Bank of America, N.A., as administrative agent, dated August 16, 2007**
4.11	Purchase Agreement between Symetra Financial Corporation and the purchasers listed therein, dated October 4, 2007**
4.12	Indenture between Symetra Financial Corporation and U.S. Bank National Association, as trustee, dated October 10, 2007**
5.1	Opinion of Cravath, Swaine & Moore LLP**
9.1	Shareholders’ Agreement among Occum Acquisition Corp. and the persons listed on the signature page thereto dated as of March 8, 2004**
9.2	Shareholders’ Agreement among Occum Acquisition Corp. and the persons listed on the signature page thereto dated as of March 19, 2004**
9.3	Shareholders’ Agreement among Occum Acquisition Corp. and the persons listed on the signature page thereto dated as of April 16, 2004**
10.1	Service Agreement between ACS Commercial Solutions, Inc. and Symetra Financial Corporation dated October 28, 2004**†
10.2	Reinsurance Agreement dated as of January 1, 1998 between Safeco Life Insurance Company and Reinsurance Group of America**†
10.3	Group Short Term Disability Reinsurance Agreement dated January 1, 1999 between Safeco Life Insurance Company and Duncanson & Holt Services, Inc.**
10.4	Group Long Term Disability Reinsurance Agreement dated January 1, 1999 between Safeco Life Insurance Company and Duncanson & Holt Services, Inc.**
10.5	Reinsurance Agreement dated as of August 24, 2001 between Safeco Life Insurance Company and Lincoln National Life Insurance Company**†
10.6	Reinsurance Agreement dated as of December 1, 2001 between Safeco Life Insurance Company and Transamerica Life Insurance Company**†
10.7	White Mountains Advisors LLC Investment Management Agreement**
10.8	Reserved
10.9	Agency Agreement dated as of March 10, 2006 among Symetra Life Insurance Company, WM Financial Services, Inc. and WMFS Insurance Services, Inc.**†
10.10	Agency Agreement dated as of June 1, 2005 between Symetra Life Insurance Company and US Bancorp Investments Inc.**†
10.11	Symetra Financial Corporation Performance Share Plan 2007-2009**

Exhibit
Number	Description

10.12	Annual Incentive Bonus Plan**
10.13	Symetra Financial Corporation Material Terms and Conditions of the Executive Severance Pay Plan**
10.14	2006 Sales Incentive Plan for Patrick B. McCormick**†
10.15	IPO Grant Program**
10.16	Symetra Financial Corporation Equity Plan**
10.17	Symetra Financial Corporation Employee Stock Purchase Plan**
21.1	Subsidiaries of Symetra Financial Corporation**
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1)**
24.1	Power of Attorney (included in signature page to the Registration Statement filed June 29, 2007)**

** Previously filed.

†	The Commission has approved an application for confidential treatment of selected portions of this agreement.

(b) Financial Statement Schedules.

Schedule I	Summary of Investments — Other than Investments in Related Parties
Schedule II	Condensed Statements of Financial Position, Operations and Cash Flows
Schedule III	Supplemental Insurance Information

Item 17.	Undertakings.

The undersigned registrant hereby undertakes as follows:

(1) The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on November 5, 2007.

SYMETRA FINANCIAL CORPORATION

By:	/s/ George C. Pagos
Name: George C. Pagos

Title:	Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 8 to the Registration Statement has been signed by the following persons in the capacities indicated on the 5th day of November, 2007.

Signature		Title

*		Randall H. Talbot President, Chief Executive Officer and Director (Principal Executive Officer)

*		Margaret A. Meister Chief Financial Officer (Principal Financial and Accounting Officer)

*		David T. Foy (Director)

*		Lois W. Grady (Director)

*		Sander M. Levy (Director)

*		Robert R. Lusardi (Director)

*		David I. Schamis (Director)

*		Lowndes A. Smith (Director)

*By:	/s/ George C. Pagos	George C. Pagos (Attorney-in-Fact)

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Underwriting Agreement**
2.1	Stock Purchase Agreement by and among Safeco Corporation, General America Corporation, White Mountains Insurance Group, Ltd. and Occum Acquisition Corp. dated as of March 15, 2004**
3.1	Amended and Restated Certificate of Incorporation of Symetra Financial Corporation**
3.2	Bylaws of Symetra Financial Corporation**
4.1	Specimen Common Stock Certificate**
4.2	Fiscal Agency Agreement between Symetra Financial Corporation and U.S. Bank dated March 30, 2006**
4.3	Master Promissory Note between The Bank of New York and Symetra Financial Corporation dated October 17, 2005**
4.4	Security Agreement between The Bank of New York and Symetra Financial Corporation dated October 17, 2005**
4.5	Master Promissory Note between The Bank of New York and Symetra Life Insurance Company dated October 17, 2005**
4.6	Security Agreement between The Bank of New York and Symetra Life Insurance Corporation dated October 17, 2005**
4.7	Warrant Certificate — Berkshire Hathaway, Inc. dated July 29, 2004**
4.8	Warrant Certificate — White Mountains Re Group, Ltd. dated July 29, 2004**
4.9	Credit Agreement among Occum Acquisition Corp. and the seven lenders and Bank of America, N.A. as Administrative Agent dated June 14, 2004**
4.10	Credit Agreement among Symetra Financial Corporation, the lenders and Bank of America, N.A., as administrative agent, dated August 16, 2007**
4.11	Purchase Agreement between Symetra Financial Corporation and the purchasers listed therein, dated October 4, 2007**
4.12	Indenture between Symetra Financial Corporation and U.S. Bank National Association, as trustee**
5.1	Opinion of Cravath, Swaine & Moore LLP**
9.1	Shareholders’ Agreement among Occum Acquisition Corp. and the persons listed on the signature page thereto dated as of March 8, 2004**
9.2	Shareholders’ Agreement among Occum Acquisition Corp. and the persons listed on the signature page thereto dated as of March 19, 2004**
9.3	Shareholders’ Agreement among Occum Acquisition Corp. and the persons listed on the signature page thereto dated as of April 16, 2004**
10.1	Service Agreement between ACS Commercial Solutions, Inc. and Symetra Financial Corporation dated October 28, 2004**†
10.2	Reinsurance Agreement dated as of January 1, 1998 between Safeco Life Insurance Company and Reinsurance Group of America**†
10.3	Group Short Term Disability Reinsurance Agreement dated January 1, 1999 between Safeco Life Insurance Company and Duncanson & Holt Services, Inc.**
10.4	Group Long Term Disability Reinsurance Agreement dated January 1, 1999 between Safeco Life Insurance Company and Duncanson & Holt Services, Inc.**
10.5	Reinsurance Agreement dated as of August 24, 2001 between Safeco Life Insurance Company and Lincoln National Life Insurance Company**†
10.6	Reinsurance Agreement dated as of December 1, 2001 between Safeco Life Insurance Company and Transamerica Life Insurance Company**†
10.7	White Mountains Advisors LLC Investment Management Agreement**

Exhibit
Number	Description

10.8	Reserved
10.9	Agency Agreement dated as of March 10, 2006 among Symetra Life Insurance Company, WM Financial Services, Inc. and WMFS Insurance Services, Inc.**†
10.10	Agency Agreement dated as of June 1, 2005 between Symetra Life Insurance Company and US Bancorp Investment Inc.**†
10.11	Symetra Financial Corporation Performance Share Plan 2007-2009**
10.12	Annual Incentive Bonus Plan**
10.13	Symetra Financial Corporation Material Terms and Conditions of the Executive Severance Pay Plan**
10.14	2006 Sales Incentive Plan for Patrick B. McCormick**†
10.15	IPO Grant Program**
10.16	Symetra Financial Corporation Equity Plan**
10.17	Symetra Financial Corporation Employee Stock Purchase Plan**
21.1	Subsidiaries of Symetra Financial Corporation**
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1)**
24.1	Power of Attorney (included in signature page to the Registration Statement filed June 29, 2007)**

** Previously filed.

†	The Commission has approved an application for confidential treatment of selected portions of this agreement.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Financial Corporation

We have audited the consolidated financial statements of Symetra Financial Corporation as of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005, and for the period from August 2, 2004 through December 31, 2004, and the period from January 1, 2004 through August 1, 2004, and have issued our report thereon dated February 20, 2007 (except for Note 22, as to which the date is October 26, 2007) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of Form S-1 of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Seattle, Washington
February 20, 2007,
except for Note 3, as to which the date is
October 26, 2007

SCHEDULE I

SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN RELATED PARTIES
Year Ended December 31, 2006

			Amount as
	Cost or	Fair	Shown on the
Type of Investment	Amortized Cost	Value	Balance Sheet
	(In thousands)

Fixed maturities:
Bonds:
United States government and government agencies and authorities	$157,000	$157,896	$157,896
States, municipalities, and political subdivisions	666,101	670,898	670,898
Foreign governments	205,186	208,875	208,875
Public utilities	2,032,006	2,037,298	2,037,298
Convertibles and bonds with warrants attached	64,556	68,315	68,315
All other corporate bonds	12,901,309	12,846,824	12,846,824
Redeemable preferred stock	60,438	59,772	59,772

Total fixed maturities	16,086,596	16,049,878	16,049,878

Marketable Equity securities:
Common stocks:
Public utilities	8,617	11,665	11,665
Banks, trusts, and insurance companies	16,312	19,372	19,372
Industrial, miscellaneous, and all other	93,483	115,811	115,811
Nonredeemable preferred stocks	52,591	54,858	54,858

Total equity securities	171,003	201,706	201,706

Mortgage loans on real estate(1)	798,295	796,078	794,283
Policy loans	79,244	79,244	79,244
Other long-term investments	124,229	131,353	131,353
Short-term investments	48,893	48,882	48,882

Total investments	$17,308,260	$17,307,141	$17,305,346

(1)	The amount shown in the consolidated balance sheets for mortgage loans on real estate differs from cost as these investments are presented net of a $4,012 allowance.

SCHEDULE II

CONDENSED STATEMENTS OF FINANCIAL POSITION
(PARENT COMPANY ONLY)

	December 31,
	2006	2005
	(In thousands)

ASSETS
Cash and investments:
Investments	$100,899	$83,938
Investment in subsidiaries	1,516,626	1,617,147
Cash and cash equivalents	12,800	1,893

Total cash and investments	1,630,325	1,702,978
Current and deferred tax receivables	4,213	2,695
Receivables due from affiliates	22,665	8,560
Other assets	15,627	14,730

Total assets	$1,672,830	$1,728,963

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$298,737	$300,000
Current and deferred taxes payable	—	419
Other liabilities	47,258	23,795

Total liabilities	345,995	324,214
Capital stock, par value $0.01 per share, 750,000 shares authorized and 92,646 shares issued and outstanding (Note 3)	926	926
Additional paid-in-capital	1,165,505	1,165,505
Retained earnings	161,815	102,485
Accumulated other comprehensive income (loss)	(1,411)	135,833

Total stockholders’ equity	1,326,835	1,404,749

Total liabilities and stockholders’ equity	$1,672,830	$1,728,963

SCHEDULE II
(CONTINUED)

CONDENSED STATEMENTS OF OPERATIONS
(PARENT COMPANY ONLY)

			Period from
			August 2,
			2004
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Revenues:
Dividends from subsidiaries:
Symetra Life Insurance Company	$122,500	$—	$—
Other subsidiaries	—	6,000	—
Net investment income	2,160	2,374	523
Net realized investment gains	7,365	1,976	—

Total revenues	132,025	10,350	523
Expenses:
Fair value of warrants issued to investors	—	—	101,531
Interest expense on debt	19,155	12,388	3,466
Operating expenses	610	276	1,888

Total expenses	19,765	12,664	106,885

Income (loss) from continuing operations before income taxes	112,260	(2,314)	(106,362)
Income tax benefits	(3,884)	(2,856)	(2,146)

Income before equity in undistributed net income (loss) of subsidiaries	116,144	542	(104,216)

Equity in undistributed net income (loss) of subsidiaries:
Symetra Life Insurance Company	38,556	150,486	62,416
Other subsidiaries	4,629	(5,870)	493

	43,185	144,616	62,909
Net income (loss) from continuing operations	159,329	145,158	(41,307)
Income (loss) from equity in discontinued operations (net of taxes of $(0), $536, and $(1,335), respectively)	—	1,045	(2,411)

Net income (loss)	$159,329	$146,203	$(43,718)

SCHEDULE II
(CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS
(PARENT COMPANY ONLY)

			Period from
			August 2,
			2004
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2006	2005	2004
	(In thousands)

Cash flows from operating activities
Net income (loss)	$159,329	$146,203	$(43,718)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income (loss) from equity in discontinued operations, net of taxes	—	(1,045)	2,411
Equity in undistributed net income of subsidiaries	(43,185)	(144,616)	(62,909)
Net realized investment gains	(7,365)	(1,976)	—
Fair value of warrants issued to investors	—	—	101,531
Changes in accrued items and other adjustments, net	7,180	2,495	10,642

Total adjustments	(43,370)	(145,142)	51,675

Net cash provided by operating activities	115,959	1,061	7,957
Cash flows from investing activities
Purchases of investments	(46,686)	(94,490)	(40,773)
Sales of investments	52,965	51,920	5,539
Purchases of Safeco Life & Investments	—	—	(1,349,911)
Cash received from discontinued operations	—	—	30,000
Dividends from discontinued operations	—	29,236	20,001
Other, net	(11,062)	(21,286)	—

Net cash provided by (used in) investing activities	(4,783)	(34,620)	(1,335,144)
Cash flows from financing activities
Capital contributions/loans to subsidiaries	(715)	(202)	—
Proceeds from sale of capital stock	—	—	1,064,900
Cash dividend to investors	(100,000)	—	—
Proceeds from note payable	298,671	—	315,000
Repayments of note payable	(300,000)	—	(15,000)
Other, net	1,775	—	(2,059)

Net cash provided by (used in) financing activities	(100,269)	(202)	1,362,841

Net increase (decrease) in cash and cash equivalents from continuing operations	10,907	(33,761)	35,654
Cash and cash equivalents at beginning of period	1,893	35,654	—

Cash and cash equivalents at end of period	$12,800	$1,893	$35,654

SCHEDULE II
(CONTINUED)

NOTES TO CONDENSED FINANCIAL STATEMENTS
(PARENT COMPANY ONLY)
(In Thousands)

Year Ended December 31, 2006

1.	Organization and Presentation

The accompanying financial statements comprise a condensed presentation of financial position, results of operations, and cash flows of Symetra Financial Corporation (the Company) on a separate-company basis. These condensed financial statements do not include the accounts of the Company’s wholly owned subsidiaries, but instead include the Company’s investment in those subsidiaries, stated at amounts which are substantially equal to the Company’s equity in the subsidiaries’ net assets. Therefore, the accompanying financial statements are not those of the primary reporting entity.

Additional information about accounting policies pertaining to investments and other significant accounting policies applied by the Company and its subsidiaries, debt, and commitments and contingencies are as set forth in Notes 2, 11, and 14, respectively, to the audited consolidated financial statements of the Company.

2.	Related Parties

The Company received dividends of $122,500, $35,236, and $20,001 from its consolidated subsidiaries for the years ended December 31, 2006 and 2005 and the five months ended December 31, 2004.

See Note 19 to the audited consolidated financial statements of the Company included earlier in this report for a description of other related-party transactions.

3.	Common Stock Dividend and Amendment to Certificate of Incorporation

On September 28, 2007, the Company filed an amendment to its Certificate of Incorporation with the Delaware Secretary of State which increased the Company’s authorized shares of common stock to 750,000 shares.

On October 26, 2007, the Company executed a 7.7-for-1 stock dividend (substantially equivalent to a 8.7-for-1 stock split) that increased the shares of common stock outstanding from 10,649 to 92,646 and the number of shares subject to outstanding warrants from 2,181 to 18,976. The stock split, effected in the form of a dividend, has been reflected retroactively in these financial statements for all periods presented.

SCHEDULE III

SUPPLEMENTAL INSURANCE INFORMATION
Year Ended December 31, 2006

		Future
		Policy
		Benefits,					Benefits,	Amortization
	Deferred	Losses,					Claims,	of Deferred
	Policy	Claims,		Other		Net	Losses, and	Policy	Other
	Acquisition	and Loss	Unearned	Policyholder	Premium	Investment	Settlement	Acquisition	Operating
Segment	Costs	Expenses(1)	Premiums	Funds	Revenue	Income	Expenses	Costs	Expenses
	(In thousands)

December 31, 2006
Group	$3,998	$185,215	$2,522	$8,376	$387,231	$18,030	$230,753	$10,882	$105,742
Retirement Services	54,472	4,916,869	—	5,677	130	269,821	169,731	1,081	61,738
Income Annuities	6,813	7,010,585	—	1,989	—	439,001	371,786	580	21,591
Individual	22,954	4,370,104	9,199	22,016	138,296	232,759	258,180	2,046	57,370
Other	—	(698)	—	8,311	—	25,316	(327)	—	14,100

Total	$88,237	$16,482,075	$11,721	$46,369	$525,657	$984,927	$1,030,123	$14,589	$260,541

December 31, 2005
Group	$5,288	$208,122	$2,795	$8,423	$438,276	$19,270	$296,036	$10,478	$115,342
Retirement Services	25,537	5,576,531	—	5,313	121	292,801	185,841	94	62,636
Income Annuities	4,291	7,173,678	—	2,363	—	441,438	392,534	272	19,383
Individual	13,901	4,246,684	8,765	24,058	137,062	222,613	263,944	1,017	61,374
Other	—	—	—	7,375	—	17,926	—	—	14,512
Discontinued Operations	—	—	—	—	—	172	—	—	845

Total	$49,017	$17,205,015	$11,560	$47,532	$575,459	$994,220	$1,138,355	$11,861	$274,092

August 2, 2004 Through December 31, 2004
Group	$3,946	$231,193	$1,315	$7,018	$207,396	$8,764	$124,008	$1,352	$54,410
Retirement Services	5,914	6,413,824	—	3,741	105	124,188	93,362	236	26,682
Income Annuities	1,257	7,282,235	—	3,996	—	184,074	164,100	—	7,226
Individual	3,260	4,123,410	8,088	24,189	55,694	89,229	106,225	38	28,566
Other	—	—	—	4,344	—	4,865	—	—	6,358
Discontinued Operations	—	—	—	—	—	393	—	—	4,678

Total	$14,377	$18,050,662	$9,403	$43,288	$263,195	$411,513	$487,695	$1,626	$127,920

January 1, 2004 Through August 1, 2004 (Predecessor)
Group	$14,261	$244,684	$1,658	$8,333	$293,213	$13,632	$196,468	$10,537	$78,727
Retirement Services	146,432	6,540,337	—	2,999	92	225,008	155,575	16,313	36,789
Income Annuities	—	6,339,003	—	4,725	—	290,328	274,800	—	9,522
Individual	192,156	3,910,168	8,456	24,231	64,620	139,063	153,168	7,314	36,059
Other	—	—	—	3,184	—	25,671	—	—	21,237
Discontinued Operations	—	—	—	—	—	754	—	—	11,077

Total	$352,849	$17,034,192	$10,114	$43,472	$357,925	$694,456	$780,011	$34,164	$193,411

(1)	Funds held under deposit contracts, future policy benefits, and policy and contract claims are included in this column.